Form 20-F
period 2022-12-31
United Maritime Corp
filed 2023-04-04
CIK 1912847

As filed with the Securities and Exchange Commission on April 4, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable
For the transition period from       to
Commission file number: 001-41413

United Maritime Corporation
(Exact name of Registrant as specified in its charter)

(Not Applicable)
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

154 Vouliagmenis Avenue
166 74 Glyfada
Greece
(Address of principal executive offices)

Stamatios Tsantanis, Chairman & Chief Executive Officer
United Maritime Corporation
154 Vouliagmenis Avenue
166 74 Glyfada
Greece
Telephone: +30 2130181507
Facsimile: +30 2109638404
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Shares of common stock, par value $0.0001, including the Preferred Stock Purchase Rights	USEA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2022, 8,180,243 shares of common stock, par value $0.0001 per share, and 40,000 Series B Preferred Shares, par value $0.0001 per share, were outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

a ☐ Yes	☒ No

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in worldwide oil production and consumption and storage;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	fluctuations in the supply and demand of crude oil and petroleum products and changes in the patterns of trade;

•	changes in the number of newbuildings under construction in the dry bulk or tanker shipping industry;

•	changes in the useful lives and the value of our vessels and other vessels we may acquire and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	our dependence on Seanergy Maritime Holdings Corp. and our third-party managers to operate our business;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for our vessels and other vessels we may acquire;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels and other vessels we may acquire;

•	damage to our vessels and other vessels we may acquire;

•	potential liability from future litigation and incidents involving our vessels and other vessels we may acquire;

•	our future operating or financial results;

•	acts of terrorism and other hostilities, pandemics or other calamities (including, without limitation, the worldwide novel coronavirus, or COVID-19, outbreak);

•	risks associated with the COVID-19 pandemic, including its effects on demand for dry bulk products, petroleum and other types of products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions, including conditions in the oil industry;

•	general domestic and international political conditions or events, including “trade wars” and the ongoing war between Russia and Ukraine and related sanctions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors.”

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to United Maritime Corporation and any or all of its subsidiaries, and “United Maritime Corporation” refers only to United Maritime Corporation and not to its subsidiaries. We were incorporated under the laws of the Republic of the Marshall Islands on January 20, 2022 and did not commence operations until the consummation of the Spin-Off (as described below) on July 5, 2022. “United Maritime Predecessor” refers to the vessel-owning subsidiary of the M/V Gloriuship prior to its contribution to us, when it was owned by Seanergy Maritime Holdings Corp. (“Seanergy”). For period from January 1, 2022 up to July 5, 2022, the accompanying financial statements reflect the financial position and results of the carve-out operations of United Maritime Predecessor. For period from January 20, 2022 up to December 31, 2022, the accompanying financial statements reflect the financial position and results of United Maritime Corporation and of its consolidated subsidiaries.

We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and others relate to our business in general or our common stock. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Company”, “Risks Relating to Our Common Shares” and “Risks Relating to the Spin-Off” and should be carefully considered, together with other information in this annual report on Form 20-F and our other filings with the Securities and Exchange Commission, before making an investment decision regarding our common stock.

Risks Relating to the Industries we operate

•
Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

•	The cyclical nature of the international tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.
•	An over-supply of tanker or dry bulk vessel capacity may depress the current charter rates and, in turn, adversely affect our profitability.
•
Charter rates in the crude oil tankers sector and in the product tanker sectors of the seaborne transportation industry had significantly declined in the previous years and may decline again in the future, which may adversely affect our earnings.

•	Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.
•	Our current fleet is mostly dependent on spot or index-linked charters, which are highly volatile, and any decrease in spot charter rates or indexes in the future may adversely affect our earnings.
•
If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

•	Terrorist attacks and international hostilities could affect our business, results of operations, cash flows and financial condition.
•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
•	Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.
•
A decrease in the level of China’s imports of crude oil or petroleum products or a decrease in oil trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

•
The employment of our tanker vessel and any tanker vessel we may acquire could be adversely affected by an inability to clear the Oil Majors’ vetting process, and we could be in breach of our charter agreements.

•	Rising fuel prices may adversely affect our profits.
•	Inflation could adversely affect our operating results and financial condition.
•	Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
•	Climate change and greenhouse gas restrictions may be imposed.
•	Pending and future tax law changes may result in significant additional taxes to us.
•	Increased scrutiny of environmental, social and governance matters may impact our business and reputation.
•
Our vessels and other vessels we may acquire may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common stock.

•	Sulfur regulations to reduce air pollution from ships have required retrofitting of vessels and may cause us to incur significant costs.
•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
•	Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.
•	Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
•	The operation of dry bulk and tanker vessels has particular operational risks.
•
If our vessels and other vessels we may acquire fail to maintain their class certification or fail any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

•
Because seafaring employees we employ are covered by industry wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

•	Maritime claimants could arrest or attach our vessels and other vessels we may acquire, which could interrupt our cash flows.
•
Governments could requisition our vessels and other vessels we may acquire during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.

Risks Relating to Our Company

•
The market values of our vessels and other vessels we may acquire may decrease, which could limit the amount of funds that we can borrow in the future, trigger breaches of certain financial covenants under any current or future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

•	If we fail to manage our planned growth, we may not be able to successfully expand our fleet.
•	Newbuilding projects are subject to risks that could cause delays.
•	We may be unable to obtain financing for any vessels we may acquire.
•	We may acquire additional vessels in the future, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
•	Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
•
Our loan agreements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements, a default by us under one loan could lead to defaults under other loans and financing agreements.

•	We depend on officers and directors who are associated with Seanergy, which may create conflicts of interest.
•
Purchasing and operating secondhand vessels, which currently compose our entire fleet, and other vessels we may acquire, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

•	The failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.
•	Rising crew costs may adversely affect our profits.
•
We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

•	Our vessels and other vessels we may acquire may suffer damage, and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.
•	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.
•	We maintain cash with a limited number of financial institutions including financial institutions that may be located in Greece, which will subject us to credit risk.
•
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

•	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
•
The shipping industry has inherent operational risks that may not be adequately covered by our insurances. Further, because we obtain some of our insurances through protection and indemnity associations, we may also be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
•	We depend on Seanergy and its wholly owned management subsidiaries, to operate our business and our business could be harmed if they fail to perform such services satisfactorily.
•	We depend on third-party managers to manage part of our fleet.
•
Management fees are payable to the Managers or our third-party managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

•	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.
•	We may have to pay tax on U.S. source income, which would reduce our earnings.
•	We are a “foreign private issuer”, which could make our common stock less attractive to some investors or otherwise harm our stock price.
•
Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

•
The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to adverse findings in our auditors’ reports and challenges to the accuracy of our published audited financial statements.

•	We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

•	Changing laws and evolving reporting requirements could have an adverse effect on our business.
•	A cyber-attack could materially disrupt our business.
•	The smuggling of drugs or other contraband onto our vessels and other vessels we may acquire may lead to governmental claims against us.

Risks Relating to Our Common Shares

•	The market price of our common shares may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our common shares.
•
We may issue additional common shares or other equity securities without shareholder approval which would dilute our existing shareholders’ ownership interests and may depress the market price of our common shares.

•	A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.
•
We may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

•
The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters and the interests of the holder of such shares could conflict with the interests of common shareholders.

•
Anti-takeover provisions in our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

•
Issuance of preferred shares, such as our Series B preferred shares, may adversely affect the voting power of our common shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

•	We may not be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements.
•	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.
•
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

•
As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as the Republic of Liberia, our operations may be subject to economic substance requirements.

•	It may not be possible for investors to serve process on or enforce U.S. judgments against us.

Risks Relating to the Industries we operate

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

The volatility in the dry bulk charter market, from which we currently derive part of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI, declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the following years volatility was also apparent, albeit less extreme. In 2021, the BDI ranged from a low of 1,303 on February 10, 2021 to a high of 5,650 on October 7, 2021. During 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022; as of March 28, 2023, it stood at 1,402.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have imposed sanctions against Russia, including, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU and other countries could impose wider sanctions and take other actions. The war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects are uncertain. These circumstances have had adverse consequences from time to time for dry bulk shipping, including, among other developments:

•	decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and vessel owners.

The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels and other vessels we may acquire at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the dry bulk market decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our future loan agreements or other financing agreements. In such a situation, unless our future lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our future lenders could accelerate our debt and we could face the loss of our vessels and other vessels we may acquire. We expect continued volatility in market rates for our vessels and other vessels we may acquire in the foreseeable future with a consequent effect on our short and medium-term liquidity.

The factors that influence demand for dry bulk shipping capacity include:

•
supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration production or manufacturing facilities

•	the globalization of production and manufacturing

•	global and regional economic and political conditions and developments

•	armed conflicts and terrorist activities, including the ongoing war between Russia and Ukraine;

•	natural disasters and weather; pandemics, such as the COVID-19 pandemic

•	embargoes and strikes;

•	disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; environmental and other legal regulatory developments

•
political developments, including changes to trade policies and or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

The factors that influence supply for dry bulk shipping capacity include:

•	the number of newbuilding orders and deliveries including slippage in deliveries

•	number of shipyards and ability of shipyards to deliver vessels

•	port and canal congestion, speed of vessel operation, waiting times

•
changes in national or international regulations (including but not limited to environmental regulations) that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage

•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations and reductions in CO2 emissions.

•	the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations

•	availability of financing for new vessels and shipping activity

•	vessel casualties

•	number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

The cyclical nature of the international tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping crude oil and petroleum products. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the economic prospects of the United States, the future economic growth of China, Brazil, Russia, India and other emerging markets and changing oil production and consumption patterns due to efficiencies, environmental concerns, new technologies and government policy changes are all expected to affect demand for product and crude tankers going-forward. Charter rates for both crude and product tankers rose at the end of 2019, due to the designation of COSCO Shipping Tanker (Dalian) Co. Ltd. (COSCO Dalian), Kunlun Shipping Company Ltd., and certain other entities and individuals as Specially Designated Nationals by the U.S. Office of Foreign Assets Control (OFAC) in September of 2019, which prevented the tanker vessels of these companies from being chartered in the international market thereby substantially reducing the supply of available tonnage. Furthermore, tanker market sentiment was positively aided by the global economic expansion, declines in inventories of crude and products and the implementation of the International Maritime Organization’s low sulfur bunkering requirement starting on January 1, 2020 (IMO 2020). The Baltic Dirty Tanker Index (“BDTI”), a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil and dirty petroleum products fixtures for various routes and oil tanker vessel sizes, and the Baltic Clean Tanker Index (“BCTI”), a comparable index to the BDTI but for clean petroleum product fixtures, have been volatile. In 2021, in response to reduced demand due to the pandemic and before ton-mile demand increased due to the Russian invasion of Ukraine, both the BDTI and BCTI declined since experiencing notable highs in 2020. This trend was reversed in 2022, as the tanker charter market surged to new highs, as a result of the EU ban on oil imports from Russia and the subsequent increase of ton-mile demand. In 2022, the BDTI reached a high of 2,496 and a low of 679. In 2022, the BCTI reached a high of 2,143 and a low of 543. Although the BDTI and BCTI were 1,545 and 1,215, respectively, as of March 28, 2023, there can be no assurance that the crude oil and petroleum products charter market will continue to increase, and the market could again decline.

Recent heightened volatility in charter prices has resulted primarily from the war in Ukraine and sanctions on Russian exports of crude oil and petroleum products, and there is great uncertainty about the future impact of those events. The war has reshaped a significant part of the global oil trade, as Europe was importing about 30% of its crude oil from Russia before the breakout of the war. Following the sanctions on Russia, Europe has diverted all these imports from sources of greater distance (mainly Africa and the US), increasing the overall ton-mile demand. Meanwhile, if oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of petroleum products and a decreased demand for tanker vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Countries, or OPEC, significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for tanker vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products and any differences in supply and demand between regions;

•	developments in international trade;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other legal and regulatory developments, including the adoption of any limits on CO2 emissions or the consumption of carbon-based fuels due to climate change agreements or protocols;

•	global and regional economic conditions, including the global impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities, including the ongoing war between Russia and Ukraine;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•
political developments, including changes to trade policies and or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	international sanctions, embargoes, import and export restrictions, nationalizations, wars and strikes;

•	global or local health related issues including disease outbreaks or pandemics, such as the COVID-19 pandemic; and

•	domestic and foreign tax policies.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion, closure or blockage;

•	waiting days in ports;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and petroleum products to carrying dry bulk cargo and the reverse conversion;

•	availability of financing for new or secondhand tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations and reductions in CO2 emissions.

Historically, the crude oil and product markets have been volatile as a result of the various conditions and events that may affect the price, demand, vessel supply, production and transport of oil, including competition from alternative energy sources. The consequences of any future global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows. In addition, public health threats, such as the COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers. Furthermore, the expansion of refinery capacity in China, India and particularly the Middle East through 2022 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined petroleum products is expected as a result. Changes in product trading patterns due to the implementation of the IMO 2020 sulfur reduction rules and closure of refineries due to the COVID-19 pandemic should increase trade in refined petroleum products.

In the vessel supply side, if the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in asset prices and charter rates. As of March 28, 2023, newbuilding orders have been placed for an aggregate of approximately 3.92% of the existing global tanker fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our tanker vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Overall, the factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The past global financial crisis, the continuing U.S. shale production expansion, the ongoing war between Russia and Ukraine and the COVID-19 pandemic response has intensified this unpredictability.

An over-supply of tanker or dry bulk vessel capacity may depress the current charter rates and vessel values and, in turn, adversely affect our profitability.

The current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 4% as of the beginning of February 2023. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we would only be able to recharter any such vessels at reduced or unprofitable rates as their current charters expire, or we would not be able to charter such vessels at all, which would then lead to a material adverse effect on our results of operations.

The market supply of dry bulk vessels had increased due to the high level of new deliveries in recent years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2024, was approximately 7% of the existing world dry bulk fleet as of the beginning of February 2023, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates.

If vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

For a summary of the main factors that may influence the supply of dry bulk and tanker vessels please refer to the first two risk factors found in the current section (“Risks Relating to the Industries we operate.”).

Charter rates in the crude oil tankers sector and in the product tanker sectors of the seaborne transportation industry had significantly declined in the previous years and may decline again in the future, which may adversely affect our earnings.

Charter rates in the crude oil and product tanker sectors have significantly declined from historically high levels in 2008 and remained depressed until 2019. Since then the charter rates have experienced volatility, with further decline possible. For example, the Baltic Exchange Dirty Tanker Index (BDTI) declined from an all-time high of 2,496 in November 2022 to 1,212 in mid-February 2023, which represents a decline of approximately 51%. In recent years, the BDTI has traded between an all-time low of 403 in November 2020 and an all-time high of 2,496 in November 2022; as of March 28, 2023, it stood at 1,545. Similarly, in recent years, the Baltic Exchange Clean Tanker Index (BCTI) fell from a year-end high of 2,143 in December 2022 to 999 in mid-February 2023, or an approximate 53% decline. It has traded between an all-time low of 309 in November 2020 and an all-time high of 2,190 in April 2020 and stood at 1,215 as of March 28, 2023. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 13 million barrels per day in June 2020 and decreased to 11.3 million barrels per day in December 2022. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by about 925% from 0.4 million barrels per day to a record 4.1 million barrels per day in October 2022. The U.S. has steadily increased its total petroleum product exports by about 278% to a record 3.4 million barrels per day in August 2022 from 0.9 million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a tanker vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on our vessels, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which these vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.

Global public health threats, such as the novel coronavirus first identified in China in the end of 2019, COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The COVID-19 pandemic has, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuildings, drydockings, vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards.

The outbreak of COVID-19 caused severe global disruptions and may continue to negatively impact the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have imposed, and may continue to impose, travel bans, quarantines and other emergency public health measures. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to continue to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels and other vessels we may acquire may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.

Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the outbreak of COVID-19. The United States has announced that it will terminate the COVID-19 national emergency and public health emergency that was put in place in 2020. Notably, the Chinese government removed its zero-COVID policy in December 2022, although China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for tanker and dry cargo vessels may deteriorate and our operations and cash flows may be negatively impacted.

COVID-19 and measures to contain its spread negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. Restrictions imposed by various governmental health organizations relating to COVID-19 may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants emerge. Negative impacts could occur, even after the pandemic itself diminishes or ends.

Measures against COVID-19 in a number of countries restricted crew rotations on our vessels. As a result, vessel operators experienced and may experience in the future disruptions to normal vessel operations caused by increased deviation time associated with positioning vessels to countries in which they can undertake a crew rotation in compliance with such measures. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard our vessels and other vessels we may acquire at any given time. Delays in crew rotations have furthermore led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the vessel and its crew for an unspecified amount of time, disinfect and fumigate the vessel and cargo onboard, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. We may incur increased expenses due to incremental fuel consumption and days in which our vessels and other vessels we may acquire are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.

The occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels and other vessels we may acquire, and ability to pay dividends.

Our current fleet is mostly dependent on spot or index-linked charters, which are highly volatile, and any decrease in spot charter rates or indexes in the future may adversely affect our earnings.

We currently operate all of our dry bulk vessels on time charters whose daily rates are linked to the Baltic Capesize Index, or BCI, and the Baltic Panamax Index, or BPI, respectively. Furthermore, we may operate any other vessels we may acquire on spot voyage or index-linked time charters.

Accounting for future acquisitions, although the number of vessels in our fleet that participate in the spot market or have index-linked charters will vary from time to time, we anticipate that a significant portion of our fleet will be affected by the spot market or the relevant index rates. As a result, our financial performance will be significantly affected by conditions in the spot market or the relevant index rates and only vessels that operate under fixed-rate time charters would, during the period in which such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically spot charter rates and charter indexes have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for capacity. Furthermore, charter hire rates for product tankers may fluctuate significantly based upon demand for seaborne transportation of crude oil and petroleum products. World oil demand is influenced by many factors, including international economic activity (including reactions to any economic or health crises); geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China.

The successful operation of our vessels and other vessels we may acquire in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates or the relevant indexes decline, then we may be unable to operate our vessels that are trading in the spot market or on index-linked charters profitably or to meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Additionally, if the spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves or a new COVID-19 variant emerges. The lockdowns in certain cities in China resulted in port congestion, delays, temporary closures of shipyards and further continuation or expansion of these lockdowns may cause disruptions in the global economy. In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. The initial effect of the invasion in Ukraine on the dry bulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. On the tanker market, the sanctions imposed by the EU on Russia affected imports of crude oil and petroleum products. This had a positive effect on the tankers’ charter market, as Europe had to import these amounts of crude oil and petroleum products from other sources of greater distance, increasing the overall ton-mile demand. If these conditions are sustained, the longer-term net impact on both the dry bulk and tanker freight market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the U.S. and other parts of the world. The withdrawal of the U.K. from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022 was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns, which was a marked decline from 8.4% growth recorded for the year ended December 31, 2021. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States has sought to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We face risks attendant to the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, reduced levels of growth, and trade protectionism, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business or impair our ability to borrow under our loan agreements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with depressed charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and the trading price of our common shares. In the absence of available financing, we may also be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.

Terrorist attacks and international hostilities could affect our business, results of operations, cash flows and financial condition.

The continuing war in Ukraine, developments in the Middle East, including tensions between the U.S. and Iran, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between China and Taiwan, or the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action at an international level. This war has disrupted supply chains and has caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States and the European Union, among other countries, have announced unprecedented economic sanctions against Russia. The ongoing war could result in the imposition of further economic sanctions by the United States and the European Union or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. While Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, the agreement may not be renewed. Since we employ Ukrainian and Russian seafarers, we may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Beginning in February of 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial position and our ability to pay cash distributions to our shareholders.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	acts of God;

•	the damage or destruction of vessels due to marine disaster;

•	piracy or other detentions;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to deductibles, caps or not cover such losses and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels and other vessels we may acquire in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.

The demand for oil tankers derives primarily from demand for Arabian Gulf and Atlantic basin (West Africa, United States, Brazil, North Sea, Guyana and other) crude oils, which, in turn, primarily depend on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and Atlantic basin crude oil.

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and Atlantic basin crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or Atlantic basin regions;

•	increased demand for crude oil in the Arabian Gulf or Atlantic basin regions;

•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or Atlantic basin including West Africa and political or other factors;

•	economic and pandemic related crises that decrease oil demand generally;

•	changes to oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or Atlantic basin may materially adversely affect our financial performance.

A decrease in the level of China’s imports of crude oil or petroleum products or a decrease in oil trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example, in 2022, China imported approximately 508 million tons of crude oil by sea. Total crude imports for China were 462 million tons in 2018 and 542 million tons in 2020. For comparison purposes, total crude imports for the United States were 308 million tons in 2018 and 260 million tons in 2020. Our tanker vessel or any tanker vessels we may acquire may be deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

Having entered the tanker sector, our operations expose us to the risk that increased trade protectionism from China, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

The employment of our tanker vessel and any tanker vessels we may acquire could be adversely affected by an inability to clear the Oil Majors’ vetting process, and we could be in breach of our charter agreements.

The shipping industry is heavily regulated by international conventions, local laws and regulations, and industry-driven standards. This is particularly so with respect to the shipment of crude oil, refined petroleum products (clean and dirty), and bulk liquid chemicals. Compliance with industry-driven standards imposed upon tanker vessel owners and operators by the so-called “Oil Majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell p.l.c., Chevron, ConocoPhillips and Total S.A., together with a number of commodities traders are critical to the tanker industry. The Oil Majors represent a significant percentage of the production, trading, and shipping logistics (terminals) of crude oil and refined products worldwide and they have developed and implemented a strict, ongoing due diligence process for selecting commercial partners, referred to as “vetting.”

The vetting process is a sophisticated and comprehensive risk assessment of both vessels and vessel operators, including physical ship inspections, questionnaires completed and evaluated by accredited inspectors, and the production of risk assessment reports determining the suitability of vessels and vessel operators, as well as crewmembers, for hire by the Oil Majors.

While numerous factors are considered and evaluated prior to a vetting decision, the Oil Majors, through their association, Oil Companies International Marine Forum (“OCIMF”), have developed two basic tools for vetting: the Ship Inspection Report Programme (“SIRE”), and the Tanker Management and Self-Assessment (TMSA) programme. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a more recent addition to the risk assessment tools used by the Oil Majors.

Based upon commercial risk, there are three levels of assessment used by Oil Majors:

•	terminal use, which clears a vessel to call at one of the Oil Major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter (or time charter), which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. A potential charter agreement for any tanker vessels we may acquire would likely require that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of many such charter agreements, the charterers require that such vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable). The technical manager is responsible for obtaining and maintaining the vetting approvals required to successfully charter such vessels.

In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	Office assessments and audits of the vessel operator;

•	The vessel operator’s environmental, health, and safety record;

•	Compliance with the standards of the IMO;

•
Compliance with Oil Majors’ codes of conduct, policies, and guidelines, including policies relating to transparency, anti-bribery and ethical conduct requirements, and relationships with third parties;

•	Compliance with heightened industry standards set by the Oil Majors;

•	Results of Port State Control inspections (see below);

•	Shipping industry relationships, reputation for customer services, and technical and operating expertise; and

•	Shipping experience and quality of ship operations, including cost-effectiveness and technical capability and experience of crewmembers.

Under the potential terms of any tanker charter agreements, both the vessels and the technical managers would likely be vetted and approved to transport petroleum products by multiple Oil Majors. Any failure to maintain our tanker vessels to the standards required by the Oil Majors could put us in breach of a charter agreement and lead to termination of such agreement and, potentially, could give rise to impairment in the value of our tanker vessels. Should we not be able to successfully clear the vetting process in such circumstances on an ongoing basis, the future employment of such vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the Oil Majors’ terminating any then-existing charters and refusing to use any vessels we may acquire in the future, which, which – in turn – would adversely affect our results of operations and cash flows.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Furthermore, fuel has and may become much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of any vessels at the end of a period of time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. However, given the current time charter agreements of our vessels and our chartering strategy, this cost is projected to be immaterial in the short to medium term. Our vessels and other vessels we may acquire may be chartered on the spot charter market in the future, either through trip charter contracts or voyage charter contracts. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We currently cannot guarantee that we will hedge our fuel costs on any prospective future voyage charters, and, therefore, an increase in the price of fuel may affect in a negative way our profitability and our cash flows.

Inflation could adversely affect our operating results and financial condition.

Inflation could have an adverse impact on our operating results and subsequently on our financial condition both directly through the increase of costs for crew and materials necessary for the operation of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. If inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital, which would result in the deterioration of our financial condition.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping and product tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials, with respect to dry bulk, and oil and petroleum products, with respect to tankers, in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending March 31 and June 30, and, conversely, our revenues may be stronger in fiscal quarters ending September 30 and December 31. This seasonality should not affect our operating results if our vessels and other vessels we may acquire are employed on period time charters, but because our vessels and other vessels we may acquire are employed in the spot market or on index-linked charters, seasonality may materially affect our operating results and our ability to pay dividends, if any, in the future.

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels, down from the previous cap of 3.5%, which came into force on January 1, 2020. In addition, the IMO has adopted an initial strategy which identifies “levels of ambition” toward reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses. See “Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher costs; (ii) installing scrubber for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Currently our vessels do not have scrubbers installed Costs of compliance with these regulatory changes for our vessels or any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and other vessels we may acquire and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by our dry bulk vessels and other vessels we may acquire. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Pending and future tax law changes may result in significant additional taxes to us.

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us.  Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

Increased scrutiny of environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or ESG, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of our board of directors in supervising various sustainability issues.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Moreover, from time to time, we may incur additional costs, establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting scrutiny from market participants or regulators could adversely affect our reputation and/or our access to capital.

Our vessels and other vessels we may acquire may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common shares.

During the year ended December 31, 2022, none of our vessels called on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism ; however, our vessels and other vessels we may acquire may call on ports in these countries from time to time in the future on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we monitor and review the movement of our vessels on a daily basis.

We endeavor to provide that all or most of our future charters include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have entered into or have any plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, North Korea, Cuba or any entities controlled by the governments of these countries.

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and other vessels we may acquire, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.

Sulfur regulations to reduce air pollution from ships have required retrofitting of vessels and may cause us to incur significant costs.

Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Compliance with this regulation is achieved by (i) using 0.5% sulfur fuels on board, which are available at a higher cost; (ii) installing “scrubbers” for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not yet be an economically viable option due to the lack of supply network and high costs involved in this process. Our vessels comply by burning low sulfur fuel (0.5% or 0.1%). We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for vessels we may acquire that will not be equipped with scrubbers. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Business—Environmental and Other Regulations—The International Maritime Organization.”

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels and other vessels we may acquire are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, EU regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the IMO, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, generally referred to as the BWM Convention, and the International Ship and Port Facility Security Code, or ISPS.

We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the 0.5% sulfur cap on marine fuels, air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of vessels we may acquire in the future. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. All our dry bulk vessels are equipped with  Ballast Water Treatment Systems  ensuring compliance with the new environmental regulations, while our tanker vessel is currently in dry-dock where a Ballast Water Treatment System will be installed. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards and the corresponding Coast Guard regulations are published. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the MTSA. These security procedures can result in delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, vessels. Future changes to the existing security procedures may be implemented that could affect the dry bulk and tanker sector. These changes have the potential to impose additional financial and legal obligations on vessels and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative impact on our business, revenues and customer relations.

Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels and other vessels we may acquire. Additionally, if piracy attacks result in regions in which our vessels and other vessels we may acquire are deployed being characterized as “war risk” zones by insurers or if our vessels and other vessels we may acquire are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels and other vessels we may acquire, or an increase in cost, or unavailability, of insurance for our vessels and other vessels we may acquire could have a material adverse impact on our business, financial condition and results of operations.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2022 that total electric cars registered worldwide grew from about 120,000 in 2012 to 16.5 million in 2021, increasing by approximately 6.6 million, around triple the number from 2018. Electric car sales in the first quarter of 2022 were 2.1 million, up 75% from the same quarter of 2021. This was driven mainly by government subsidies and policy initiatives, such as the phasing-out of internal combustion engines and vehicle electrification targets. IEA forecasts are for electric vehicles (“Evs”) to grow from 17 million in 2021 to 70 million registered vehicles by 2025 and 180 million by 2030, which IEA forecasts would reduce worldwide demand for oil products by 2.4 million barrels per day in 2030. IEA stated that EV operations in 2019 avoided the consumption of almost 0.2 million barrels per day of oil products. According to the World Economic Forum, there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040.

According to the IEA, U.S. biodiesel production increased rapidly from 32,000 barrels per day in 2009 to 118,000 barrels per day in 2020, a growth of about 260% (that production was up from 112,000 barrels per day in 2019). During the same period, diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to a maximum of 5.6 million barrels per day in December 2018 before declining to 4.6 million barrels per day in January 2021 during the COVID-19 pandemic. A growth in Evs or a slowdown in imports or exports of crude or petroleum products worldwide, may result in decreased demand for our tanker vessel and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

The operation of dry bulk and tanker vessels has particular operational risks.

The operation of dry bulk vessels has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry bulk vessels may lead to the flooding of the vessels’ holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel.

Meanwhile, the operation of tankers has also unique operational risks associated with the transportation of oil and petroleum products. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers, due to the essence of the commodities transported and their high flammability, are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause.

If we are unable to adequately maintain our vessels and other vessels we may acquire, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

If our vessels and other vessels we may acquire fail to maintain their class certification or fail any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

The hull and machinery of every commercial vessel must be certified by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS.

A vessel must undergo annual, intermediate and special surveys. The vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. At the beginning, in between and in the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation.

If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any related violation of the covenants under our loans or other financing agreements, could have a material adverse impact on our financial condition and results of operations.

Because seafaring employees we employ are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We employ a large number of seafarers. All the seafarers employed on  our vessels and other vessels we may acquire are covered by industry-wide collective bargaining agreements that set minimum standards in wages and labor conditions. We cannot assure you that these agreements will be renewed as necessary or will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest or attach our vessels and other vessels we may acquire, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of our vessels and other vessels we may acquire could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted, which would have a material adverse effect on our financial condition and results of operations.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels and other vessels we may acquire during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.

A government could requisition for title or hire our vessels and other vessels we may acquire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessels and other vessels we may acquire could have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Company

The market values of our vessels and other vessels we may acquire may decrease, which could limit the amount of funds that we can borrow in the future, trigger breaches of certain financial covenants under any current or future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

The fair market values of our vessels and other vessels we may acquire are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of our vessels and other vessels we may acquire could require us to raise additional capital in order to remain compliant with our loan covenants or the covenants in the other financing agreements and could result in the loss of our vessels and other vessels we may acquire (including, through foreclosure by our lenders and lessors) and adversely affect our earnings and financial condition.

The market value of dry bulk vessels, has historically exhibited great volatility.  From 2010 until today, Capesize yard resale prices have fluctuated from $35 million in February 2016 to $74 million in April 2010. The same trend has been witnessed in the Panamax sector. Due in significant part to the volatile nature of ton-mile demand and the increase in the tanker fleet since 2010, the market values of tankers have also exhibited considerable volatility. For example, from 2010 until today, smaller product tanker yard resale prices have fluctuated from $32 million in October 2012 to $41 million in June 2022.

The fair market value of our vessels and other vessels we may acquire is dependent on other factors as well including:

•	prevailing levels of charter rates;

•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply and the market for crude oil and petroleum products;

•	competition from other shipping companies;

•	types, sizes and age of vessels;

•	sophistication and condition of the vessels;

•	advances in efficiency, such as introduction of autonomous vessels;

•	where the vessel was built and as-built specifications;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the world fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	decreased costs and increases in use of other modes of transportation;

•	cost of newbuildings or secondhand vessel acquisitions;

•	whether the vessel is equipped with scrubbers or not;

•	global economic or pandemic related crises;

•	governmental and other regulations, including environmental regulations;

•	ability of buyers to access financing and capital;

•	technological advances; and

•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels and other vessels we may acquire declines, we may not be in compliance with certain covenants in our current or future loan agreements and other financing agreements, and our lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with such covenants. If any of our future loans and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding.

 Further, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell one or more of our current vessels or one or more of the vessels we may acquire at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our carve-out financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings.

If we fail to manage our planned growth properly, we may not be able to successfully expand our fleet.

As part of our growth strategy, we may acquire additional vessels in the future. Further, we may expand our fleet into other seaborne transportation sectors depending on available opportunities. Our ability to manage our planned growth will primarily depend on our ability to:

•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service;

•	finance our operations;

•	identify opportunities to enter other seaborne transportation sectors;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired businesses or vessels, including those operating in sectors in which we do not currently operate, successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet; and

•	expand our customer base, including in new sectors.

Growing any business by acquisitions presents numerous risks such as obtaining acquisition financing on acceptable terms or at all, undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

Newbuilding projects are subject to risks that could cause delays.

We may enter into newbuilding contracts in connection with our vessel acquisition strategy. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. A shipyard’s failure to deliver a vessel on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results.

We may be unable to obtain financing for any vessels we may acquire.

We can offer no assurance that we will be able to obtain the necessary financing for the acquisition of any vessels we may acquire on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels and expand the size of our fleet. If we fail to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. With regards to our already agreed acquisition of the Kamsarmax vessel (as described below), we have already entered into a commitment letter with a European financial leasing institution.

We may acquire additional vessels in the future and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We may acquire additional vessels in the future. A delay in the delivery of any vessels to us, including of the Kamsarmax vessel we have agreed to acquire (as described below), the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2022, we had approximately $43.2 million in debt outstanding across two loan facilities. We have entered into a sale and leaseback agreement for the financing of the M/V Oasea and the M/V Hampton Bay to be renamed Cretansea, that we have agreed to acquire. We may also incur further indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may be unavailable on favorable terms, or at all;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our bank debt and financing liabilities, reducing the funds that would otherwise be available for operations, future business opportunities and any future dividends to our shareholders;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

Our loan agreements contain, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements, a default by us under one loan could lead to defaults under other loans and financing agreements.

Our loan agreements contain, and we expect that other future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of dry bulk vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels comprising our fleet and other vessels we may acquire. The loss of our vessels and other vessels we may acquire could have a material adverse effect on our business, results of operations and financial condition.

Our loan agreements contain ,and any loan agreements and financing arrangements we may enter into in the future are expected to contain, cross-default provisions, pursuant to which a default by us under a loan and the refusal of any one lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under any other loans and financing agreements we have entered into.

There can be no assurance that we will obtain waivers, deferrals and amendments of certain financial covenants, payment obligations and events of default under our loan facilities with our lenders in the future, if needed.

We depend on officers and directors who are associated with Seanergy, which may create conflicts of interest.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, Stamatios Tsantanis, who serves as our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Seanergy. In addition, Stavros Gyftakis, who serves as our Chief Financial Officer and as a director, is the Chief Financial Officer of Seanergy, and Christina Anagnostara and Ioannis Kartsonas, who serve as independent directors, also serve as directors of Seanergy. These officers and directors have fiduciary duties and responsibilities to manage the business of Seanergy in a manner beneficial to it and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders, or when faced with decisions that could have different implications for Seanergy than they do for us. The resolution of these potential conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Purchasing and operating secondhand vessels, which currently compose our entire fleet, and other vessels we may acquire, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

The current vessels in our fleet are all secondhand vessels. Our inspection of these vessels or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.

As our current vessels or other secondhand vessels we may acquire age, they may become less fuel efficient and costlier to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering, including improvements required to comply with government regulations. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

In addition, charterers actively discriminate against hiring older vessels. Rightship, the dry bulk ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels and other vessels we may acquire may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship’s age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Two, one and two dry bulk vessels in our fleet have five, four and three-star risk ratings from Rightship, respectively.

Vetting by oil majors may also similarly discriminate against older vessels. Charterers in the tanker industry typically assess the condition of a ship by using the Condition Assessment Program (CAP) verification tool. The CAP is a specialized survey program which offers owners a detailed assessment of a ship’s actual condition, based on strength evaluation, and fatigue strength analysis as well as a detailed on site systematic inspection of the hull, machinery and cargo systems. With the CAP, owners / technical managers can be confident that they have an accurate assessment of the ship’s actual condition. The CAP applies, in principle, to oil tankers and chemical carriers 15 years of age and above, though other types or ages of ships may be covered, provided that the CAP is properly modified.  The program provides a charterer with a technical evaluation of the physical condition and maintenance of a vessel above the standard requirements for class. A ship that has been through the program and achieved a high CAP rating is then easily identifiable as being well maintained, leading to preferential chartering opportunities and the potential for increased earnings.

Governmental regulations, safety or other equipment standards related to the age or condition of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and other vessels we may acquire and may restrict the type of activities in which the vessels may engage. As our vessels and other vessels we may acquire age, market conditions may not justify those expenditures or enable us to operate our vessels and other vessels we may acquire profitably during the remainder of their useful lives.

In addition, unless we maintain cash reserves for vessel replacement, we may be unable to replace the current vessels in our fleet and other vessels we may acquire upon the expiration of their useful lives. We estimate the useful life of our vessels and other vessels we may acquire to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels and other vessels we may acquire to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

The failure of our current or future counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

The ability and willingness of each of our current or future counterparties to perform its obligations under the charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk and tanker shipping industry and the industries in which our counterparties operate and the overall financial condition of the counterparties. From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. In addition, in challenging market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charter agreements, and so our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Rising crew costs may adversely affect our profits.

Crew costs are expected to be a significant expense for us. Recently, the limited supply of and increased demand for highly skilled and qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs. Increases in crew costs may adversely affect our profitability if we are not able to increase our rates.

We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success will depend to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

Our vessels and other vessels we may acquire may suffer damage, and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.

If our vessels and other vessels we may acquire suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessels and other vessels we may acquire are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of any dividends in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We generate all of our revenues and incur the majority of our operating expenses in U.S. dollars, but we currently incur many of our general and administration expenses in currencies other than the U.S. dollar, primarily the euro. Because such portion of our expenses is incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the euro, which could affect the amount of net income that we report in future periods. We may use financial derivatives to operationally hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

We maintain cash with a limited number of financial institutions, including financial institutions that may be located in Greece, which will subject us to credit risk.

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Although concerns relating to the sovereign debt crisis have largely been allayed and Greece has emerged from its bailout programs, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country’s multi-year debt crisis and the COVID-19 pandemic continue to create uncertain economic prospects.

Additionally, only a small portion of cash balances are covered by insurance in the event of default by these financial institutions in Greece or elsewhere. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. Furthermore, in the event any of our banks do not allow us to withdraw funds in the time and amounts that we want, we may not timely comply with contractual provisions in any of our contracts or our salary obligations, among other things. The occurrence of such a default of any of our banks could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We currently employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have substantially greater resources than we do. Competition for the transportation of dry bulk and tanker cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk and tanker shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

The shipping industry has inherent operational risks that may not be adequately covered by our insurances. Further, because we obtain some of our insurances through protection and indemnity associations, we may also be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurances include hull and machinery insurance, war risks insurance, demurrage and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain for our vessels and other vessels we may acquire insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel, except in cases when our vessels transit through or call at high risk areas. We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, caps, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We may also be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.

We operate throughout the world, including countries with a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We depend on Seanergy and its wholly owned management subsidiaries to operate our business and our business could be harmed if they fail to perform such services satisfactorily.

We have entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being subcontracted to or contracted directly with Seanergy Management Corp. (“Seanergy Management”) or Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement and together with Seanergy Management, the “Managers”). Our operational success depends significantly upon the Managers’ and Seanergy’s satisfactory performance of these services. Our business would be harmed if the Managers or Seanergy failed to perform these services satisfactorily. In addition, if our management agreements with the Managers or Seanergy were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.

We depend on third-party managers to manage part of our fleet.

We have entered into technical and commercial management agreements with the Managers and third-party managers for the management of part of our fleet. The Managers may subcontract or arrange certain aspects of the technical, such as crewing, or the commercial management for our current vessels and any other vessels we may acquire to third parties, including, but not limited to, Synergy, V.Ships Limited, V.Ships Greece Ltd., Fidelity Marine Inc. and Global Seaways S.A. The loss of the services of such third parties or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, we may have no recourse against these parties. In addition, we might not be able to find replacement third-party managers on terms as favorable as those currently in place.

Management fees are payable to the Managers or our third-party managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to the management agreements, we are paying to Seanergy Shipmanagement a fixed technical management fee of $14,000 per month for the M/V Gloriuship and M/V Chrisea and M/V Oasea, a fixed management fee of $10,000 per month for the M/V Goodship, and to Seanergy a fixed administration fee of $325 per vessel per day. We pay our third-party technical managers a fixed management fee of $13,000 per month for M/T Epanastasea, a fixed management fee of $9,167 per month for the M/V Goodship, a fixed management fee of $8,750 per month for M/V Tradership. We are also paying to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels and a fee equal to 1% of the contract price of vessels bought or sold on our behalf (not including any vessels bought or sold from or to Seanergy). In addition, we are paying to Elite Tankship Pte Ltd. (“Elite”) a commission fee of 2.5% on freight, deadfreight and demurrage arising from or in connection with the employment of the MT Epanastasea. These management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, for which we will reimburse the technical manager. These management fees are payable whether or not our vessels are employed and regardless of our profitability, and we have no ability to require the Managers or our third-party managers to reduce these management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In addition, under a special rule for “start-up” companies, a foreign corporation will not be treated as a PFIC for the first taxable year such corporation has gross income, or its “start-up year,” if (i) no predecessor of such corporation was a PFIC, (ii) it is established to the satisfaction of the U.S. Internal Revenue Service, or IRS, that such corporation will not be a PFIC for either of the first two taxable years following the start-up year, and (iii) such corporation is not in fact a PFIC for either of the first two taxable years following the start-up year. 2022 was the first taxable year in which we earned gross income; therefore, 2022 is our start-up year for this purpose. We do not believe that we were a PFIC in 2022. This determination is based on our conclusion that we satisfied the income and asset tests described above in 2022. In addition, if, contrary to our conclusion, it would be determined that we failed the income or asset tests for 2022, we may still be able to qualify for the special exception from PFIC treatment for start-up companies. However, because any such determination would depend on our not becoming a PFIC in the subsequent two years, we cannot currently predict whether we will qualify for the start-up exception.

In making such determinations, we treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position, including case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the shares of our common stock. See “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, or “U.S. source gross shipping income” may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

While subject to some uncertainty, we believe that we qualified for exemption from the 4% tax under Section 883 of the Code for our 2022 taxable year and intend to take this position on our tax return. There are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2023 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2023 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company, and will continue to be available to us even if we no longer qualify as an emerging growth company, but remain a foreign private issuer. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq’s corporate governance rules, we refer you to “Item 16G. Corporate Governance” in this annual report.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to adverse findings in our auditors’ reports and challenges to the accuracy of our published audited financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. Since 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Our vessels and other vessels we may acquire may be chartered to Chinese customers and from time to time on our charterers’ instructions, our vessels and other vessels we may acquire may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels and other vessels we may acquire if chartered to Chinese customers as well as our vessels and other vessels we may acquire calling to Chinese ports and could have a material adverse impact on our business, financial conditions and results of operations.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and results of operations.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Despite our cybersecurity measures, a successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of or significant interruption or failure of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.

Additionally, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

The smuggling of drugs or other contraband onto our vessels and other vessels we may acquire may lead to governmental claims against us.

We expect that our vessels and other vessels we may acquire will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessels and other vessels we may acquire are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our unitholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject result in forfeiture of the vessel to forfeiture to the government of such jurisdiction.

Risks Relating to Our Common Shares

The market price of our common shares may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our common shares.

The market price of our common shares may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or the publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common shares, which makes it somewhat illiquid;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Additionally, there is no guarantee of a continuing public market to resell our common shares. We cannot assure you that an active and liquid public market for our common shares will continue.

We may issue additional common shares or other equity securities without your approval, which could dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

In addition, as of March 31, 2023, we may be obliged to issue up to 7,035,970 additional common shares pursuant to the terms of our outstanding Class A Warrants at an exercise price of $2.25 per common share, subject to adjustment pursuant to the terms of such warrants.

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable per common share may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company.

We may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We have paid a special dividend of $1.00 per common share in January 2023 and initiated a regular quarterly dividend of $0.075 per common share, though, our board of directors may not declare dividends in the future.

Further, Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. We may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.

The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters and the interests of the holder of such shares could conflict with the interests of common shareholders

While our common shares have one vote per share, each of our 40,000 Series B Preferred Shares presently outstanding has 25,000 votes per share; however, the voting power of the Series B Preferred Shares is limited such that no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B Preferred Shares, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a payment equal to $0.0001 per share.

Our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer has substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.

The superior voting rights of our Series B Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

Anti-takeover provisions in our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-take-over provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series B Preferred Shares;

•	provide for a classified board of directors with staggered, three-year terms;

•	permit the removal of any director only for cause;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

These anti-takeover provisions could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Issuance of preferred shares, such as our Series B Preferred Shares, may adversely affect the voting power of our common shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Our amended and restated articles of incorporation authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. Our board of directors issued prior to the Spin-Off, and may in the future issue, preferred shares with voting rights superior to those of the common shares, such as the Series B Preferred Shares. If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders’ ability to realize any potential change of control premium.

We may not be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements.

We may not be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements.

Our common stock is listed on the Nasdaq Capital Market. There are a number of continued listing requirements that we must satisfy in order to maintain our listing on the Nasdaq Capital Market. If we fail to maintain compliance with all applicable continued listing requirements for the Nasdaq Capital Market and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing to repay any debt and fund our operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to “opt-out” of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as the Republic of Liberia, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. In February 2023, the Marshall Islands was added again to the list of non-cooperative jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. All of our subsidiaries are organized in the Republic of the Marshall Islands and the Republic of Liberia. The Marshall Islands have enacted economic substance regulations, while Liberia has revised its Business Corporation Act to this respect, with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. The Republic of Liberia has enacted similar legislation.

If we fail to comply with our obligations under such legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know (i) if the E.U. will once again remove the Marshall Islands or Liberia to the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation of the Marshall Islands, or (iii) how E.U. banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands and Liberia. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the country in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

United Maritime Corporation is an international shipping company currently specializing in worldwide seaborne transportation services. We currently operate one LR2 tanker vessel and three Capesize dry bulk vessels, one Kamsarmax dry bulk vessel and one Panamax dry bulk vessel, with an aggregate cargo-carrying capacity of approximately 795,812 dwt and an age of approximately 15.3 years. We have entered into a definitive agreement to acquire a Kamsarmax dry bulk vessel, which is expected to be delivered to us by the end of April 2023. Upon the delivery of this vessel, our operating fleet will consist of seven vessels with an aggregate cargo-carrying capacity of 877,320 dwt.

We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on January 20, 2022. Our executive offices are located at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece and our telephone number is +30 2130181507. Our website is www.unitedmaritime.gr . The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at www.sec.gov.

We were incorporated by Seanergy to serve as the holding company of the United Maritime Predecessor upon effectiveness of the spin-off (the “Spin-Off”). Pursuant to the Spin-Off, Seanergy contributed the United Maritime Predecessor to us and $5.0 million in working capital in exchange for the distribution of all of our issued and outstanding common shares to Seanergy’s shareholders, 40,000 of our Series B preferred shares (“Series B Preferred Shares”), par value $0.0001 to the holder of all Seanergy’s issued and outstanding Series B preferred shares and 5,000 of our 6.5% Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) to Seanergy.

While our common shares hold one vote per share, the Series B Preferred Shares hold 25,000 votes per share, subject to the limitation that no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Shares that would result in the total number of votes such holder is entitled to vote on any matter submitted to a vote of shareholders to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B Preferred Shares have no substantial economic rights but entitle our Chairman and Chief Executive Officer to exercise voting power equal to 49.99% of the total number of votes entitled to vote on any matter submitted to a vote of our shareholders.

The Series C Preferred Shares had a cumulative preferred dividend accruing at the rate of 6.5% per annum which could be paid in cash or, at our election, in kind, and contained a liquidation preference equal to their stated value of $1,000 per share and were convertible into common shares at the holder’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $9.00 and the 10-trading-day trailing VWAP of our common shares, subject to certain anti-dilution and other customary adjustments. We had the right, at our option, at any time three months after the original date of issuance of the Series C Preferred Shares, to redeem the Series C Preferred Shares, in whole or from time to time in part at a price per Series C Preferred Share equal to 105% of the stated value plus accrued and unpaid dividends up to the redemption date.

Additionally, prior to the Spin-Off, we entered into an agreement with Seanergy pursuant to which Seanergy has a right of first refusal with respect to any opportunity available to us to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters available to us for Capesize vessels. In addition, we have a right of first offer with respect to any vessel sales by Seanergy (the “ROFR”).

Following the Spin-Off, we and Seanergy became independent publicly traded companies. All references in this annual report to us for periods prior to the Spin-Off refer to the United Maritime Predecessor. The financial statements presented in this annual report for periods from January 1, 2022 to July 5, 2022 and for the fiscal years ended December 31, 2021 and 2020 are carve-out financial statements of Seanergy’s consolidated historical financial statements.

Our common shares are listed on Nasdaq and began trading on the Nasdaq Capital Market on July 6, 2022 under the symbol “USEA”.

On July 11, 2022, we entered into separate memoranda of agreement with unaffiliated third parties, to acquire four second-hand tanker vessels, the MT Godam renamed Parosea, MT Mandala renamed Bluesea, MT Thunderbolt renamed Minoansea and the MT Timberwolf renamed Epanastasea (the “Acquired Vessels”), for an aggregate purchase price of $79.5 million.

On July 20, 2022, we completed an underwritten public offering of 8,000,000 units at a public offering price of $3.25 consisting of (i) one common share (or one pre-funded warrant in lieu of one common share) and (ii) one Class A warrant to purchase one common share at an exercise price of $3.25. The gross proceeds of the offering were approximately $26.0 million. All the 1,200,000 pre-funded warrants issued in connection with the offering were exercised by the end of July 2022. As of March 31, 2023, 7,035,970 Class A warrants were outstanding expiring on July 20, 2027.

On July 26, 2022, we issued an additional 5,000 Series C Preferred Shares to Seanergy in exchange for $5.0 million payable in cash in connection with the funding of the advance deposits payable for the Acquired Vessels.

In August 2022, we took delivery of M/T Parosea and M/T Bluesea, two 113,553 dwt Aframax tankers, built in 2006 in South Korea. The two vessels entered an Aframax tanker pool tracking the earnings of the spot market.

In August 2022, we took delivery of M/T Minoansea, a 108,817 dwt LR2 tanker, built in 2008 in China.

In September 2022, we took delivery of the M/T Epanastasea, a 109,647 dwt LR2 tanker, built in 2008 in China. The vessel was delivered with a charter attached for a remaining period of three months at a gross daily rate of $26,500. In November 2022, the charter was extended with a minimum expiration of March 26, 2023 and a maximum expiration in April 2023. The daily charter hire for the extension period starting on December 17, 2022 is $43,500. In March 2023, the charter was further extended to about September 2023 at a daily charter hire of $40,000 commencing from completion of the drydock and satisfaction of certain vetting approvals.

In August and September 2022, our board of directors authorized two buyback programs of $6.0 million in total pursuant to which 3,289,791 of our common shares were repurchased at an average price of $1.81 per share. In addition, our board of directors authorized a third share buyback plan in October 2022, pursuant to which we may repurchase up to an additional $3.0 million of our outstanding common shares in the open market. Substantially, no repurchases have been made as of March 31, 2023, pursuant to the third share buyback program.

On October 13, 2022, we announced that we entered into definitive agreements with an unaffiliated third-party for the sale of the M/T Parosea and M/T Bluesea for a gross sale price of $62.5 million.

In November 2022, we fully redeemed the 10,000 Series C Preferred Shares issued to Seanergy at a price equal to 105% of the original issue price for an aggregate amount of $10.6 million, including all accrued and unpaid dividends up to the redemption date.

On November 29, 2022, we announced that our board of directors declared a special cash dividend of $1.00 per common share in connection with the profitable sales of the M/T Bluesea and M/T Parosea. The dividend was paid around January 10, 2023. Pursuant to the provisions of the Class A warrants, the exercise price of the warrants was adjusted from $3.25, pursuant to the provisions of the warrant agreement, by the dividend amount, to $2.25 effective January 11, 2023.

In December 2022, we sold the M/T Minoansea to an unaffiliated third-party for a gross sale price of $39.0 million.

In December 2022, we entered into definitive agreements to acquire two Capesize vessels, the M/V Goodship and M/V Tradership from Seanergy for an aggregate purchase price of $36.25 million. The purchase of the vessels was made pursuant to the ROFR and the acquisition was approved by a special independent committee of our board of directors.

In October 2022, the Compensation Committee of our board of directors granted awards under the plan to our directors and certain service providers of an aggregate of 1,000,000 restricted common shares. Of the total 1,000,000 shares issued, 800,000 shares were granted to the members of the Board of Directors of the Company and 200,000 shares were granted to certain of the Company’s service providers. The fair value of each share on the grant date was $2.28. The shares vest as follows: 333,344 shares vested on October 14, 2022, 333,328 shares vested on January 5, 2023 and 333,328 shares will vest on June 5, 2023.

In December 2022, the Compensation Committee of our board of directors approved the amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 1,500,000 shares, and granted awards under the plan to our directors and certain service providers of an aggregate of 700,000 restricted common shares. Of the total 700,000 shares issued, 580,000 shares were granted to the members of the Board of Directors and 120,000 shares were granted to certain of the Company’s service providers. The fair value of each share on the grant date was $4.33. On December 28, 2022, 233,340 shares vested, while 233,330 shares will vest on June 5, 2023 and 233,330 shares will vest on October 5, 2023.

Recent Developments

On February 7, 2023, we entered into agreements with two unaffiliated third parties to purchase two Kamsarmax dry bulk vessels for an aggregate purchase price of $39.2 million, to be financed through a combination of cash on hand and proceeds from the March 2023 Neptune Sale and Leaseback (as defined in Item 5). The first vessel, which was renamed M/V Oasea, was built in 2010 at Tsuneishi Zhoushan Shipbuilding, has a cargo-carrying capacity of 82,217 dwt and was delivered to the Company on March 27, 2023. The second vessel, to be renamed M/V Cretansea, was built in 2009 at Universal Shipbuilding in Japan, has a cargo-carrying capacity of 81,508 dwt and is expected to be delivered to the Company by the end of April 2023.

On February 9, 2023, we entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the M/V Oceanic Power which was renamed M/V Chrisea. The vessel was delivered to the Company on February 21, 2023 under an 18-month bareboat charter at a daily rate of $7,300. We paid $3.5 million at signing of the charter and an additional $3.5 million on delivery of the vessel. The bareboat charter agreement includes a purchase option at the end of the charter period for $12.4 million.

On February 10, 2023, we took delivery of the M/V Goodship.  The vessel is chartered-out to an international charterer for a period minimum until June 2023 and maximum until December 2023 at an index-linked rate. The acquisition of the M/V Goodship was financed by cash on hand and secures the amount of $7.0 million allocated to a new tranche (“Tranche E”) of the August 2022 EnTrust Facility (as defined in Item 5) pursuant to an amendment and restatement of the subject facility which was signed on January 30, 2023.

On February 22, 2023, we announced the initiation of a regular quarterly cash dividend of $0.075 per common share and declared a dividend of $0.075 per share for the fourth quarter of 2022. The quarterly dividend will be paid on or about April 6, 2023 to all shareholders of record as of March 22, 2023.

On February 28, 2023, we took delivery of the M/V Tradership. The vessel is chartered-out to a major European charterer for a period minimum until June 2023 and maximum until October 2023 at an index-linked rate. The acquisition of the M/V Tradership was financed by cash on hand and secures the amount of $8.2 million allocated to a new tranche (“Tranche F”) of the August 2022 EnTrust Facility pursuant to an amendment and restatement of the subject facility which was signed on January 30, 2023.

On March 27, 2023, we took delivery of the M/V Oasea. The vessel is chartered-out to a major European charterer for a period of minimum 11 to about 14 months at an index-linked rate. The acquisition of the M/V Oasea was financed by cash on hand at delivery and subsequently through the March 2023 Neptune Sale and Leaseback.

B.	Business Overview

We are an international shipping company currently specializing in worldwide seaborne transportation services. We currently operate one LR2 tanker vessel and three Capesize dry bulk vessels, one Kamsarmax dry bulk vessel and one Panamax dry bulk vessel, with an aggregate cargo-carrying capacity of approximately 795,812 dwt and an age of approximately 15.3 years. Upon delivery of the remaining Kamsarmax dry bulk vessel we have agreed to acquire, our operating fleet will consist of seven vessels with an aggregate cargo-carrying capacity of approximately 877,320 dwt.

Our Current Fleet

The following table lists the vessel in our fleet as of the date of this annual report:

Vessel Name	Sector	Year Built	Dwt	Flag	Yard	Type of Employment
Epanastasea	Tanker / LR2	2008	109,647	Marshall Islands	Dalian	Fixed Rate T/C(1)
Goodship	Dry Bulk / Capesize	2005	177,536	Liberia	Mitsui	T/C Index Linked (2)
Tradership	Dry Bulk / Capesize	2006	176,925	Marshall Islands	Namura	T/C Index Linked (3)
Gloriuship	Dry Bulk / Capesize	2004	171,314	Marshall Islands	Hyundai	T/C Index Linked(4)
Oasea	Dry Bulk / Kamsarmax	2010	82,217	Marshall Islands	Tsuneishi	T/C Index Linked (5)
Chrisea	Dry Bulk / Panamax	2013	78,173	Marshall Islands	Shin Kurushima	T/C Index Linked (6)

(1)    In September 2022, the Company took delivery of the M/T Epanastasea with an attached time-charter with A.D.N.O.C. for a remaining period of three months at a gross daily rate of $26,500. In November 2022, the charter was extended with a minimum expiration of March 26, 2023 and a maximum expiration in April 2023. The daily charter hire for the extension period starting on December 17, 2022 is $43,500. In March 2023, the charter was further extended for six months at a daily charter hire of $40,000 commencing from completion of the drydock and satisfaction of certain vetting approvals.

(2)    Chartered by an international commodities trader and delivered to the charterer on November 12, 2021 for a period of about 9 to about 12 months and was further extended until minimum June 30, 2023 to maximum December 31, 2023. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(3)    Chartered by a major European charterer and delivered to the charterer on July 26, 2022 for a period employment of about 11 to about 15 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and nine months priced at the prevailing Capesize FFA for the selected period.

(4)  Chartered by an international commodities trader and delivered to the charterer on March 14, 2023 for a period employment of about 11 to about 15 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(5)    Chartered by a major European charterer and is expected to be delivered to the charterer by mid-April 2023 for a period employment of minimum 11 to about 14 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of minimum two months based on the prevailing Panamax FFA for the selected period.

(6)    Chartered by an international commodities trader and delivered to the charterer on February 25, 2023 for a period employment of about 12 to about 15 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of minimum two months based on the prevailing Panamax FFA for the selected period.

Our Business Strategy

Competitive Strengths

Opportunity for growth. We believe we are well-positioned to continue to opportunistically expand and maximize our current fleet due to competitive cost structure, strong customer relationships and experienced management team.

Demonstrated access to financing. We believe that we are well-placed to take advantage of business opportunities due to Seanergy’s operational platform, which we aim to leverage, along with our management team’s access to financing, as demonstrated through their course in Seanergy. We believe that our ability to access financing will continue to allow us to capture additional market opportunities when they arise.

Experienced management team. Certain officers and directors of Seanergy serve on our board of directors and management team and as such we believe that our management team’s reputation and track record in building shipping fleets provides us with access to attractive acquisition, chartering and vessel-financing opportunities.

Strategies

Opportunistic and sector-agnostic vessel acquisition strategy. Shipping markets are divided into various key sectors including the dry bulk, tanker, gas and container markets, with each of them further segregated into sub-sectors. Our aim is to exploit opportunities in any sector and sub-sector that provides an attractive demand and supply profile as well as a positive market outlook in the medium to long-term by acquiring vessels trading on this sector. The decision to enter a new sector is based on robust fundamentals and thoughtful analysis of factors affecting both the demand side and the supply side, while the selection of the target vessel is subject to strict qualitative criteria including the environmental performance and energy efficiency of the acquisition candidates.

Expand our fleet through accretive acquisitions. We intend to grow our current fleet through timely and selective acquisitions of additional vessels at attractive valuations. In evaluating acquisitions, we consider and analyze, among other things, our expectation of fundamental developments in the shipping industry, the level of liquidity in the resale and charter market, the vessel condition and technical specifications, the expected remaining useful life, as well as the overall strategic positioning of our fleet and customers. For vessels acquired with charters attached, we also consider the credit quality of the charterer and the duration and terms of the contracts in place. Based on our management team’s successful track record, commercial expertise and reputation in the marketplace as well as our transparent and public corporate structure, we believe that we are well-positioned to source off-market opportunities to acquire secondhand vessels. As a result, we may be able to acquire vessels on more favorable terms than what would be obtained without access to such opportunities.

Access to attractive chartering opportunities. Our senior management in combination with Fidelity, Seanergy’s commercial manager, has established strong relationships with international miners, charterers and brokers. We believe that these relationships should provide us with access to attractive chartering opportunities. Furthermore, we aim to maintain our fleet at a level that meets or exceeds stringent industry standards as we believe that owning a high quality and well-maintained fleet provides us with a competitive advantage in securing favorable employment.

Environmental, Social, Governance, or ESG, Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Existing Vessel Design Index, or EVDI, upgrades, and Energy Saving Devices (“ESDs”) installations, weather routing, slow steaming, ballast and trim optimization during the ballast voyage legs and frequent propeller and hull cleaning policy constitute examples of the environmental practices our management team has deployed. Within the next two months our current fleet will be fully equipped with a Ballast Water Treatment System, while 20% of our fleet is currently equipped with ESDs. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including, gender discrimination elimination, performance KPIs, worldwide training and medical insurance.

Management of Our Fleet

We have entered into a master management agreement with Seanergy pursuant to which Seanergy (directly or through the Managers) provides us with or arranges on our behalf (through unrelated third parties) administrative, accounting, finance, commercial management, technical management, brokerage and certain other services. Administrative functions that are being performed by Seanergy include but are not limited to investor relations, back-office, reporting, legal and secretarial services. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The initial term of the master management agreement will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the current term, this agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

In addition, Seanergy Management provides us with services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. Pursuant to the commercial management agreement with Seanergy Management, we are paying to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of the abovementioned vessels, except for any vessels that are chartered-out to Seanergy. Seanergy Management will also earn a fee equal to 1% of the contract price of any vessel bought or sold by them on our behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale and leaseback transaction.

Seanergy Management has sub-contracted certain commercial management services to (i) Fidelity Marine Inc., an independent third-party, which provides commercial management services for the M/Vs Gloriuship, Goodship, Tradership, Chrisea and Oasea, and (ii) Elite, an independent third-party, which provides commercial management services for the MT Epanastasea. We are paying to Fidelity commission fees equal to 0.15% calculated on the collected gross hire/freight/demurrage payable when the relevant hire/freight/demurrage is collected. We are paying to Elite a commission fee of 2.5% on freight, deadfreight and demurrage arising from or in connection with the employment of the vessel.

Additionally, our vessel-owning subsidiaries have entered into technical management agreements with Seanergy Shipmanagement for the dry bulk vessels of our fleet. Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the crewing of the vessels, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. The technical management agreements with Seanergy Shipmanagement provide for a fixed management fee of $14,000 per vessel per month for the M/Vs Gloriuship, Oasea and Chrisea, and a fixed management fee of $10,000 per month for the M/V Goodship.

Further, we have appointed Synergy Denmark A/S (“Synergy”), V.Ships Greece Ltd. and V.Ships Limited as the technical managers of the MT Epanastasea, M/V Goodship and M/V Tradership, at fixed management fees of $13,000, $9,167 and $8,750 per month, respectively.

With respect to crewing services, not performed by the technical managers, we have entered into crew management agreements with Global Seaways S.A. for the M/V Oasea, Chrisea and the M/V Gloriuship at rates equal to $2,310, $2,205 and $2,070 per month, respectively.

Our vessels or additional vessels that we may acquire in the future may be managed by the Managers or by other unaffiliated management companies, including Synergy, V.Ships Limited, V.Ships Greece Ltd. and Global Seaways S.A.. These third-party managers will be supervised by the Managers.

Employment of Our Fleet

As of the date of this annual report, our three Capesize vessels are employed on a time charters whose daily rates are linked to the BCI. Our Panamax and Kamsarmax vessels, M/Vs Chrisea and Oasea, respectively, are employed on time charters whose daily rates are linked to the BPI. Our LR2 tanker, M/T Epanastasea, is employed on a fixed rate time charter. A time charter is generally a contract to provide a ship for a predefined period to the charterer for an agreed daily rate, which can be fixed or index-linked. Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the time charter market ensure that there will be employment on the vessel for the defined period, while the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in rates. Spot charters also expose vessel owners to the risk of declining rates and rising fuel costs in case of voyage charters.

The Dry Bulk Shipping Industry

The global dry bulk vessel fleet is divided into four categories based on a vessel’s carrying capacity. These categories are:

Capesize. Capesize vessels have a carrying capacity of exceeding 100,000 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

Panamax/Kamsarmax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal prior to its 2016 expansion, making them more versatile than larger vessels). Subsector of Panamax category is the Kamsarmax segment, a design with maximum LOA (length overall) of about 229 meters that can enter Kamsar Port in the Republic of Guinea.  The DWT capacity of Kamsarmax vessels is about 82,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock.

Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can, therefore, be used in a wide variety of bulk and neobulk trades, such as steel products. Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.

Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carry minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

The supply of dry bulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The demand for dry bulk vessel capacity is determined by the underlying demand for commodities transported in dry bulk vessels, which in turn is influenced by trends in the global economy. Demand for dry bulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk vessel capacity, we believe that dry bulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives.

The Tanker Shipping Industry

Tanker vessels are the key means of transport for crude oil and petroleum products, which are used for energy production and other industrial uses. Crude oil is transported in uncoated vessels, which range in size from 55,000 dwt and above. Petroleum products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and fuel oil and vacuum gas oil (often referred to as ‘dirty products’). The key size sectors of crude oil tankers are the VLCC (more than 200,000 dwt), Suezmax (125,000-200,000 dwt), Aframax (85,000-125,000 dwt) and Panamax (55,000-85,000 dwt). The respective categories for petroleum product tankers are LR2 (more than 85,000 dwt), LR1 (55,000 - 85,000 dwt), MR (25,000-55,000 dwt) and small product tankers (less than 25,000 dwt). Product tankers and crude oil tankers are ordinarily chartered either through a voyage charter or a time charter, or under a long-term contract of affreightment (“COA”) or in pools.

Demand for crude oil and petroleum products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as the location of productive capacity. The long-term impact of oil prices is also a key factor affecting demand. Demand cycles are broadly moved in parallel with the global economy with volatility being apparent all these years, moving from historical highs in 2008 and historical lows in 2016. Meanwhile the impact of the pandemic in 2020 added new pressure to the demand side of the market. The travel restrictions and the lockdowns led to a major decline in oil consumption. In 2022, a remarkable recovery has emerged with the sanctions imposed from the EU to oil imports from Russia, in the back of the Russia-Ukraine conflict boosting ton-mile demand significantly. The emergence of China from its strict pandemic-related lockdown had also a positive impact in the market.

The supply of tanker vessels is dependent also on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. As regards to new vessels, periods of high charter rates usually result in an increased appetite for new vessels, often more than what the demand levels warrant. However, there is usually an ordering lag meaning that these vessels begin to be delivered eighteen months or more later, when demand growth for vessels may have slowed down thus creating oversupply and quick correction of charter rates.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among vessel size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger dry bulk vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk vessels. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.  Charter hire rate for tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India.

Charter hire rates paid for vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different vessel categories. However, because demand for larger dry bulk or tanker vessels is affected by the volume and pattern of trade in a relatively small number of commodities or crude oil, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

In pool arrangements, vessels are pooled together with a group of other similar vessels for economies of scale and the earnings are pooled and distributed to the vessel owners according to a prearranged agreement. Vessels in pool arrangements can be employed in either the time charter market or the spot charter market.

Vessel Prices

Following the invasion of Russia in Ukraine in February 2022, EU imposed a series of sanctions to oil imports from Russia which has led to a rapid increase in freight rates for tankers and consequently for tanker prices. During the first months of 2023, tanker prices have continued their positive course, albeit in a less pronounced manner.

The prices of dry bulk vessels continued their increasing course that started in 2021 through the first half of the year benefiting from the increased ton-mile following the invasion in Ukraine, however this trend reversed in the second half of the year as a result of the decreased demand due to the fears of a recession in the global economy and extensive Covid-19 related lockdowns in China. In the first months of 2023, the prices of dry bulk vessels have stabilized and gradually started to increase following China’s decision to rescind its zero-Covid policy and some signs of slowing inflation due to the coordinated action of central banks.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Our commercial manager negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We currently compete primarily with other owners of dry bulk and tanker vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. Ownership of dry bulk and tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled companies, oil majors and independent vessel owners.

Customers

Our customers include regional and international companies.

During 2020, 2021 and for the period from January 1, 2022 to July 5, 2022, one charterer of the United Maritime Predecessor accounted for 100%, 100% and 100%, respectively, of the Predecessor’s revenues. During 2022, for the period from commencement of our vessels’ operations (July 6, 2022), five of our charterers accounted for 95% of our revenues.

Seasonality

Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grain trades are seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains transportation requires dry bulk shipping accordingly.

In respect of the tanker industry, historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. This seasonality may affect operating results. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels and other vessels we may acquire may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels and other vessels we may acquire to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), terminal operators and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels and other vessels we may acquire. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels and other vessels we may acquire.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels and other vessels we may acquire that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels and other vessels we may acquire. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

Resolution A.1049(27) adopted on November 30, 2011 by IMO, and its amendments thereafter, requires all bulk carriers of 500 gt and above, having single-side skin construction and double-side skin construction, regardless of the width of the wing space, and all oil tankers of 500 gt and above, having double hull construction and other than double-hull construction, to complete a survey planning questionnaire and to prepare an Enhanced Survey Programme (ESP), at least six months in advance of the special survey, which will have to be approved by the subject ship’s Classification Society.

The ESP, as approved by the ship’s Classification Society, is being used as a guideline for shipping companies and owners to prepare their ships for special surveys to maintain the safety of the vessel while at sea or at a port and includes sections related to the thickness measurements of the ship, the use and extent of the ship’s coatings and tank pressure testing, among other sections.

We may need to make certain financial expenditures to comply with these and future amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels is currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Additional amendments to Annex VI became effective in April 2022, and revise, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Ocean-going vessels in these areas are subject to stringent emission controls. Recently at the MEPC78, the IMO approved a proposal for a new ECA in the Mediterranean to apply from 1 July 2025 such that the sulfur content of marine fuels does not exceed 0.1%. If other ECAs are approved by the IMO (e.g. in Japan and around the whole of the EU waters), or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide (also known as NECAs) for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI bringing forward the effective date of the EEDI’s “phase 3” requirements to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016, set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. We will ensure that our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention” which entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention will come into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti-fouling Convention. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing that substance starting January 1, 2023. The amendments require ships to remove this substance or apply a coating to anti-fouling systems with this substance, at the next scheduled renewal of the anti-fouling system after January 1, 2023.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this annual report, our vessels are ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. On December 23, 2022, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons to the greater of $2,500 per gross ton or $21,521,300; for a single-hull tank vessel, over 3,000 gross tons to the greater of $4,000 per gross ton or $29,591,300; and for a non-tank vessel, over to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released a final Well Control Rule, which eliminated a number of provisions which could affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels and other vessels we may acquire could negatively impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for our vessel. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels and other vessels we may acquire.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime.  On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, and became effective on March 20, 2023.  The revised WOTUS rule replaces the 2020 Navigable Waters protection Rule and generally reflects an expansion of the CWA jurisdiction.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. The Proposals are not yet in final form and may be subject to amendment. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, following trialogue negotiations and a vote in December 2023, the EU’s legislative bodies have reached an agreement on Maritime ETS. Subject to final adoption, Maritime ETS is to apply fully to 5,000 GT ships transporting cargo or passengers for commercial purposes on a phased basis. This means that shipping companies will have to surrender 40% of allowances for 2024 in the year 2025; 70% of allowances for 2025 in year 2026; and 100% allowances for the year 2026 in the year 2027 and pay for emissions for the previous compliance year. Furthermore, the scope of emissions will now include not only CO2 but also methane and nitrous oxides with a view to widening the list of greenhouse gases after 2024. The size of ships falling within ETS will also be expanded from 2027 to include ships between 400 GT and 5,000 GT. Offshore ships will be included from 2027. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). The EU Parliament also voted to approved a recent proposed amendment for 100% of non-EU emissions to be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. The FuelEU Maritime Proposal is still being negotiated.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

International Labor Organization

The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The United States rejoined the Paris Agreement in February 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy-Efficiency Design Index for new ships (while the Ship Energy-Efficiency Management Plan is mandatory for all vessels); (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. Effective January 2023, the Revised MARPOL Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating (CII). MEPC 76 also adopted guidelines to support implementation of the amendments. The EEXI is part of the technical approach taken by IMO to improve the operational efficiency of existing ships. The EEXI measures apply to newbuild ships and all existing ships above 400 GT and CII requirements apply to all ships of 5,000 GT or above. Ships to which the regulation applies will be required to calculate EEXI value of each individual ship (i.e. attained EEXI) and the value shall be equal to or less than the allowable maximum value (i.e. required EEXI). Furthermore, if attained EEXI cannot satisfy the required EEXI, the ship should implement any countermeasures, such as shaft/engine power limitation, retrofitting energy saving devices, etc. These amendments are in line with the IMO Greenhouse gas strategy of reducing the carbon intensity of shipping to at least 40% by 2030 & 70% by 2050 compared to 2008 levels and require ships to incorporate a technical and operational approach to reduce carbon intensity and total Greenhouse gas emissions.

This means that the first annual reporting will be completed in 2023, with the first rating awarded in 2024. The CII regulations state that a ship rated D for three consecutive years or E for one year will be required to submit a corrective action plan (CAP) showing how C or above will be achieved. Enforcement is expected to become more stringent from 2026 when the CII regulations are expected to be reviewed by the IMO.

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, effectively exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. Our vessels are certified as being “in class” by their respective Classification Societies.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurances

We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for our vessel. Each of our vessels is covered up to at least its fair market value with deductibles ranging between $125,000 and $150,000 per incident. We also maintain increased value coverage for our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our coverage limit is as per International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10 million up to, currently, approximately $8 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels and other vessels we may acquire. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which our vessels operate, the nationality of the vessels’ crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.

C.	Organizational Structure

We are a Marshall Islands corporation. Our significant wholly owned subsidiaries as of December 31, 2022 are listed in Exhibit 8.1 to this annual report on Form 20-F.

D.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview - Our Current Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” We were incorporated under the laws of the Republic of the Marshall Islands on January 20, 2022 and did not commence operations until the consummation of the Spin-Off on July 5, 2022. For periods from January 1, 2022 up to July 5, 2022, the accompanying financial statements reflect the financial position and results of the carve-out operations of United Maritime Predecessor. For periods from January 20, 2022 up to December 31, 2022, the accompanying financial statements reflect the financial position and results of United Maritime Corporation and of its consolidated subsidiaries.

This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors.”

A.	Operating Results

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage charters;

•	vessels repositioning;

•	vessel operating expenses and direct voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels and other vessels we may acquire;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market and pool arrangements generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel-owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters.

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We have described in Item 5. Operating and Financial Review and Prospects – E. Critical Accounting Estimates our critical accounting policies, because they potentially result in material different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

Results of Operations of United Maritime Corporation

(In thousands of U.S. Dollars)	For the period from January 20, 2022 (date of inception) to December 31, 2022
Revenues:
Vessel revenue, net	22,784

Expenses:
Voyage expenses	(5,245)
Vessel operating expenses	(5,179)
Management fees	(241)
Management fees-related party	(285)
General and administrative expenses	(5,524)
Depreciation and amortization	(1,903)
Gain on sale of vessels	36,095
Operating Income	40,502
Other income / (expenses), net
Interest and finance costs	(2,452)
Loss on extinguishment of debt	(593)
Other,net	33
Total other expenses, net	(3,012)
Net income	37,490
Net income attributable to common stockholders	35,086

Results of Operations of United Maritime Predecessor

	United Maritime Predecessor
(In thousands of U.S. Dollars)	For the period from January 1, 2022 through July 5, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenues:
Vessel revenue, net	2,327	7,395	4,124

Expenses:
Voyage expenses	(440)	(145)	(133)
Vessel operating expenses	(1,100)	(2,307)	(1,974)
Management fees – related party	(136)	(237)	(238)
Management fees	(66)	(105)	(102)
General and administrative expenses	(341)	(613)	(301)
Depreciation and amortization	(667)	(1,073)	(1,075)
Operating (loss) / income	(423)	2,915	301
Other (expenses) / income, net:
Interest and finance costs, net	(324)	(744)	(708)
Gain on debt refinancing	-	-	1,491
Other, net	10	(1)	7
Total other (expenses) / income, net	(314)	(745)	790
Net (loss) / income	(737)	2,170	1,091

Period from January 1, 2022 through July 5, 2022 (2022 Predecessor Period) and Period from July 5, 2022 through December 31, 2022 (2022 Company Period) compared to year ended December 31, 2021 (2021 Predecessor Year)

Vessel Revenue, Net – Vessel revenue, net increased by $17.7 million or 240% and is attributable to the increase in the size of our fleet following the tanker acquisitions and in prevailing charter rates. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – Voyage expenses amounted to $5.7 million for 2022 and $0.1 million for 2021. The increase in 2022 is due to one of our vessels being employed in the spot market where such expenses are borne by the owners. Our vessel was chartered under time charter arrangement throughout 2021.

Vessel Operating Expenses – Vessel operating expenses amounted to $6.3 million in 2022 and to $2.3 million in 2021. The vessel operating expenses increased by 172% during 2022 and the increase is attributable to the increase in ownership days due to acquisition of four tanker vessels.

Management Fees – related party – Management fees to related party amounted to $0.4 million for 2022 and $0.2 million for 2021 related to increase in ownership days due to acquisition of four tanker vessels and due to the fees charged based on the new management agreement with Seanergy Shipmanagement.

Management Fees – Management fees amounted to $0.3 million for 2022 and $0.1 million for 2021. The increase in 2022 is attributable to the increase in ownership days.

General and Administrative Expenses – General and administrative expenses amounted to $5.9 million and $0.6 million for 2022 and 2021 respectively. The 2022 Company period expenses were mainly attributable to executive officers and directors compensation and bonus of $1.4 million, stock-based compensation of $2.8 million and other professional fees of $0.5 million. General and administrative expenses of United Maritime Predecessor for 2022 Predecessor Period and 2021 Predecessor year represent the allocation of the expenses incurred by the Parent based on the number of ownership days of the fleet vessel.

Depreciation and amortization– Depreciation and amortization amounted to $2.6 million for 2022 and $1.1 million for 2021. The increase is attributable to the increase in ownership days due to the acquisition of four tanker vessels.

Interest and Finance Costs – Interest and finance cost amounted to $2.8 million in 2022 and $0.7 million in 2021. The increase is attributable to the financing obtained for the acquisition of the four tanker vessels and an upsize amount received for vessel Gloriuship which was partially offset by the decrease of weighted average interest rate on our outstanding debt from approximately 10.5% to 7.9% for 2021 and 2022, respectively.

Gain on sale of vessels – The gain in the year ended December 31, 2022 is attributable to the sale of our tanker vessels. An aggregate $1 million commission fee paid to Seanergy Management for the sale of the three tankers in 2022 is included as on offset to the gain.

Loss on extinguishment of debt – The loss in the year ended December 31, 2022 is attributable to the prepayment of the EnTrust facility tranches associated with the tankers sold in the year.

Year ended December 31, 2021 (2021 Predecessor Year) as compared to year ended December 31, 2020 (2020 Predecessor Year)

Vessel Revenue, Net – Vessel revenue, net increased by $3.3 million or 79% from $4.1 million during 2020 to $7.4 million during 2021 and is attributable to the increase in prevailing charter rates. Charter rates were considerably higher during 2021 compared to the same period in 2020, especially during the second and third quarters of 2021. Our time charter equivalent rate for 2021 was 81% higher than that of 2020. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – Voyage expenses amounted to $0.1 million for both 2021 and 2020. Our initial vessel was chartered under time charter arrangement throughout 2021 and 2020.

Vessel Operating Expenses – Vessel operating expense amounted to $2.3 million in 2021 and to $2.0 million in 2020. The daily vessel operating expense increased by 17% during 2021 and the increase is mainly attributable to increased crew expenses due to COVID-19 and the resulting port restrictions which impaired our ability to optimize crew changes. In addition, we incurred additional insurance expenses due to supplementary (retrospective) calls and premiums by our protection and indemnity associations, which are outside our control.

Management Fees – related party – Management fees to related party amounted to $0.2 million for both 2021 and 2020 and relate to fees paid to Seanergy Management.

Management Fees – Management fees amounted to $0.1 million for both 2021 and 2020.

General and Administrative Expenses – General and administrative expenses amounted to $0.6 million and $0.3 million for 2021 and 2020, respectively, and represent the allocation of the expenses incurred by the Parent based on the number of ownership days of the fleet vessel. The increase in the Parent’s general and administrative expenses from 2020 to 2021 was mainly attributable to an increase in staff costs, including stock based compensation, as the total number of support staff at the end of 2021 were 47 compared to 35 at the end of 2020.

Depreciation and amortization – Depreciation and amortization amounted to $1.1 million for both 2021 and 2020.

Interest and Finance Costs – Interest and finance cost amounted to $0.7 million in both 2021 and 2020. The weighted average interest rate on our outstanding debt for 2021 and 2020 was approximately 10.5% and 7.3%, respectively. A new loan of $6.5 million with certain nominees of EnTrust Global, or EnTrust, as lenders (the “July 2020 EnTrust Facility”) entered into in July 2020 bears fixed interest of 10.50% while a loan facility with Hamburg Commercial Bank AG, or HCOB (previously known as HSH Nordbank AG), or the HCOB facility, which was settled in July 2020, bore interest of LIBOR plus a margin of 3.75%.

Gain on debt refinancing – The gain in the year ended December 31, 2020, is attributable to the settlement agreement entered into with Hamburg Commercial Bank AG on June 26, 2020.

Implications of Being an Emerging Growth Company

We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

B.	Liquidity and Capital Resources

As of December 31, 2022, we did not have any contractual obligations other than the loan agreements and capital expenditures for vessels acquisitions described below. In January 2023, we distributed $7.4 million as special cash dividend to our common shareholders. In February 2023, we took delivery of the M/V Chrisea under an 18-month bareboat charter. We paid $3.5 million at signing of the bareboat charter agreement and an additional $3.5 million on delivery of the vessel. In February 2023, we took delivery of the M/Vs Goodship and Tradership. Both acquisitions were financed by cash on hand ($6.1 million and $6.6 million, respectively) and amounts allocated from the August 2022 EnTrust Facility ($7.0 million and $8.2 million, respectively). On February 22, 2023, we announced the initiation of a regular quarterly cash dividend of $0.075 per common share and declared a dividend of $0.075 per share for the fourth quarter of 2022. The quarterly dividend will be paid on or about April 6, 2023 to all shareholders of record as of March 22, 2023.

In February 2023, we entered into memoranda of agreement to acquire two Kamsarmax vessels (M/V Oasea and M/V Hampton Bay to be renamed Cretansea) for an aggregate purchase price of $39.2 million. The deposits paid in connection with the entry into the memoranda of agreement amounted to an aggregate of $3.9 million, with the balance of the purchase prices payable upon delivery of the vessels. On March 27, 2023 we took delivery of M/V Oasea, the balance of the purchase price was funded with cash on hand at delivery and subsequently through the March 2023 Neptune Sale and Leaseback. M/V Hampton Bay to be renamed Cretansea is expected to be delivered by the end of April 2023 and financed through a combination of cash on hand and the proceeds of the respective tranche of the March 2023 Neptune Sale and Leaseback.

We will require capital to fund ongoing operations and capital expenditures for vessels’ scheduled surveys, vessel improvements to meet new regulations, for any future vessel acquisitions and to pay dividends.

Prior to the Spin-Off, we were a fully consolidated subsidiary of Seanergy, a holding company with significant cash reserves and proven access to the equity capital markets and debt financing. Following the Spin-Off, our principal sources of funds for our liquidity needs are cash flows from operations and bank borrowings, while additional funds could be sourced through equity offerings in the capital markets. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

As at December 31, 2022, working capital surplus amounted to $34.6 million.

Cash Flows of United Maritime Corporation

Cash and cash equivalents and restricted cash, non-current, as at December 31, 2022 were $69.9 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Net Cash from Operating Activities

Net cash provided by operating activities in the period from inception date (January 20, 2022) to December 31, 2022 amounted to $7.9 million.

Net Cash from Investing Activities

Net cash provided by investing activities in the period from inception date (January 20, 2022) to December 31, 2022 was $6.5 million and represents $100.0 million proceeds received from the sale of three tanker vessels Bluesea, Parosea and Minoansea. The inflows were partially offset by an amount of $80.8 million paid in respect with the acquisition of four tanker vessels (Bluesea, Parosea, Minoansea and Epanastasea) and $12.7 million advances paid for the acquisitions of two Capesize vessels (Goodship and Tradership).

Net Cash from Financing Activities

Net cash provided by financing activities in the period from inception date (January 20, 2022) to December 31, 2022 was $55.6 million. The 2022 cash inflows resulted mainly from $73.0 million proceeds from long term debt, $25.0 million proceeds from issuance of common stock and warrants and $10 million proceeds from issuance of Series C preferred shares. The inflows were partially offset by $34.8 million repayments of long-term debt, $10.5 million from the redemption of Series C preferred shares, $6 million payments for repurchases of common stock, $0.9 million payments of financing and stock issuance costs and $0.2 million dividends paid on Series C preferred shares.

Cash Flows of United Maritime Predecessor

Cash and cash equivalents as at December 31, 2021 and 2020 was $0.8 million and $0.4 million, respectively. Cash and cash equivalents as at July 5, 2022 was $0.4 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Net Cash provided by /used in Operating Activities

Net cash used in operating activities in the period from January 1, 2022 to July 5, 2022 amounted to $0.6 million.

Net cash provided by operating activities amounted to $3.7 million in 2021. The increase compared to 2020 is primarily attributable to the increase in our operating income following the improved market conditions that prevailed in 2021 compared to 2020. Net cash provided by operating activities in 2021 consisted of net income after non-cash items of $3.4 million plus an increase in working capital of $0.3 million. Net cash used in operating activities amounted to $0.4 million in 2020, consisted of net income after non-cash items of $0.8 million, and a decrease in working capital of $1.2 million.

Net Cash used in Investing Activities

Net cash used in investing activities was $0.5 million for the period from January 1, 2022 to July 5, 2022 and relates to enhancement of vessel’s performance.

Net cash used in investing activities was $0.06 million and $0.01 million for 2021 and 2020, respectively and relates to vessel improvements due to new regulations.

Net Cash provided by / used in Financing Activities

Net cash provided by financing activities was $0.7 million for the period from January 1, 2022 to July 5, 2022 and related to an inflow of $1.3 million from the Parent and was partially offset by $0.6 million related to long term debt repayments.

Net cash used in financing activities was $3.2 million for 2021 and related to an outflow of $2.4 million distribution to the Parent and an outflow of $0.8 million to long term debt repayments. Net cash used in financing activities was $0.7 million for 2020 and is related to an outflow of $9.0 million to long term debt repayments, $0.2 million payments of financing costs. The outflows were partially offset by an inflow of $6.5 million proceeds from long term debt and $2 million of parent investment.

Prior to the Spin-Off, as part of Seanergy, United Maritime Predecessor was dependent upon Seanergy for all of its working capital and financing requirements, as Seanergy uses a centralized approach to cash management and financing of its operations. Financial transactions relating to United Maritime Predecessor are accounted for through the Seanergy equity account. Accordingly, none of Seanergy’s cash, cash equivalents or debt at the corporate level have been assigned to the United Maritime Predecessor in the financial statements prior to Spin-Off.

Loan Arrangements

July 2022 EnTrust Facility

On September 1, 2015, Seanergy’s subsidiaries owning the M/V Gloriuship and the M/V Geniuship entered into a loan agreement with HCOB, for a secured loan facility of $44.4 million, or the HCOB Facility, with Seanergy acting as the guarantor and an original final maturity date of June 30, 2020.  On June 26, 2020, the two vessel-owning subsidiaries of the M/V Gloriuship and the M/V Geniuship entered into a settlement agreement with HCOB. Pursuant to the terms of the settlement agreement, in order to fully settle the obligations under the HCOB Facility, a total amount of $23.5 million out of the then outstanding amount of $29.1 million was required to be paid until July 31, 2020. Of the $29.1 million, an amount of $20.6 million was outstanding under the M/V Geniuship tranche and $8.4 million was outstanding under the M/V Gloriuship tranche, the vessel owned by the United Maritime Predecessor. On July 17, 2020, the HCOB Facility was settled through a $23.5 million payment with the funds obtained from the proceeds of the loan facility described below and cash on hand, following which all securities created in favor of HCOB were irrevocably and unconditionally released. As a result, United Maritime Predecessor recognized a gain of $1.5 million.

On July 15, 2020, Seanergy’s subsidiaries owning the M/V Gloriuship and the M/V Geniuship entered into a secured loan facility of $22.5 million with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, or the July 2020 EnTrust Facility, with Seanergy acting as the guarantor, and the amount of $22.5 million was drawn down on July 16, 2020. The July 2020 EnTrust Facility was split into two tranches, secured by the M/V Geniuship and the M/V Gloriuship. Of the total amount, $16.0 million was drawn under the M/V Geniuship tranche and $6.5 million under the M/V Gloriuship tranche. On December 20, 2021, the vessel-owning subsidiary of the M/V Geniuship fully prepaid the amount of $14.6 million outstanding under the respective tranche.

On July 28, 2022, the July 2020 EnTrust Facility was amended and restated with the purpose to increase the facility from the total amount outstanding of $4.6 million on that date to $14.0 million, change the maturity to February 2024, alter the guarantor of the facility to the Company and cancel all applicable financial covenants with no material changes in the other terms of the loan facility (the “July 2022 EnTrust Facility”). On August 1, 2022, the drawdown was completed resulting to a new balance outstanding of $14.0 million. In connection with the sale of M/Ts Parosea and Bluesea, the Company prepaid $2.0 million against the July 2022 EnTrust Facility. The amended and restated facility bears a fixed interest of 7.90% and is repayable through two quarterly installments of $0.5 million and one of $1.0 million falling nine, twelve and fifteen months after the drawdown and a final balloon of $10.0 million payable at maturity. The July 2022 EnTrust Facility is secured by a first priority mortgage over the M/V Gloriuship, general assignments covering earnings, insurances and requisition compensation of the vessel, account pledge agreements concerning the earnings account of the vessel, share pledge agreements concerning the vessel-owning subsidiary’s shares and relevant technical and commercial managers’ undertakings. The facility agreement includes certain restrictions on dividends from the borrower’s accounts and other distributions. As of December 31, 2022, the total amount outstanding under this facility was $12.0 million.

August 2022 EnTrust Facility

In August 2022, we entered into a secured loan new facility of $63.6 million (the “August 2022 EnTrust Facility”) with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders to partially finance the acquisition of the M/Ts Parosea, Bluesea, Minoansea and Epanastasea at a fixed rate of 7.90% per annum. The facility has a term of 18 months after the drawdown of the last tranche and would amortize through three quarterly instalments averaging $4.0 million commencing nine months from the drawdown date, followed by a $51.6 million balloon payable at maturity. Following the sale of the M/Ts Parosea and Bluesea, we repaid their respective tranches for an aggregate amount of $32.4 million.

In December 2022, as part of the sale of the M/T Minoansea and the acquisitions of the M/Vs Goodship and Tradership, the Company reached an agreement with the lenders to replace the collateral under the August 2022 EnTrust Facility secured by the M/T Minoansea. Under the terms of the amended agreement, the $15.2 million tranche secured by the M/T Minoansea remained blocked in favor of the security agent until the acquisition of the new vessels and the fixed interest rate was amended to 9.00% per annum. The $15.2 million tranche was replaced by two tranches of $7.0 and $8.2 million, secured by the M/V Goodship and M/V Tradership, respectively, upon their delivery pursuant to an amendment and restatement of the subject facility which was entered into on January 30, 2023. Following the prepayment of the tranches secured by the M/Ts Parosea and Bluesea, the facility amortizes through three quarterly instalments averaging $2.0 million commencing nine months after the original drawdown date, followed by a $25.2 million balloon payable at maturity. The facility is secured by first priority mortgages, general assignments covering earnings, insurances and requisition compensation, account pledge agreements concerning the earnings accounts, shares’ security agreements concerning the vessel-owning subsidiaries’ shares and relevant technical and commercial managers’ undertakings. The facility agreement includes certain restrictions on dividends from the borrowers’ accounts and other distributions. As of December 31, 2022, the outstanding amount of the facility was $31.2 million.

Sale and Leaseback Transactions initiated after December 31, 2022

March 2023 Neptune Sale and Leaseback

On March 3, 2023, the Company obtained a commitment letter from Neptune Maritime Leasing Limited for a sale and leaseback transaction to finance part of the acquisition cost of the M/V Oasea and the M/V Hampton Bay to be renamed Cretansea. The financing amount for each vessel will be up to $12.25 million bearing an interest rate of 4.25% plus 3-month Term SOFR. The charterhire principal for each vessel will be repaid over a five-year term, through sixty consecutive monthly instalments of $0.1 million. We will have the option to repurchase the vessels at any time during their respective bareboat periods and a purchase obligation at a price of $6.4 million per vessel at maturity. This financing is subject to completion of definitive documentation and amounts are expected to be drawn following the delivery of each vessel. Each bareboat charterer will be required to maintain a value maintenance ratio (as defined therein) of at least 120% of the charterhire principal until the first-year anniversary and at any time thereafter, at least 130%. Furthermore, each bareboat charterer will be required to maintain minimum liquidity of $0.35 million in its operating account.

On March 31, 2023, following the delivery of the M/V Oasea, the Company entered into the $12.25 million sale and leaseback agreement with Neptune Maritime Leasing Limited, in order to finance part of the vessel’s acquisition cost. The main terms of the agreement are as stated in the commitment letter described above.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessel. Over the course of 2022, the BDI registered a low of 965 and a high of 3,369, while the BDTI reached a high of 2,496 and a low of 679. In 2022, the BCTI reached a high of 2,143 and a low of 543. Since the financial crisis in 2008 the performance of the shipping indexes has been characterized by high volatility, as the growth in the size of the world fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2021, the size of the dry bulk fleet in terms of deadweight tons grew by an annual average of about 6.3% while the corresponding growth in demand for dry bulk carriers grew by 3.2%, resulting in a drop of about 29% in the value of the BDI over the period. In 2022, the total size of the dry bulk fleet rose by about 2.8%, compared to demand decline of 1.8%, which resulted in a 32% decrease in the BDI. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 1.9% in 2023, compared to similar expected demand growth of 2.2%.

In the tanker sector, in the period from 2010 to 2021, the size of the crude oil tanker fleet in terms of deadweight tons grew by an annual average of about 3.5% while the corresponding growth in demand for crude oil carriers was 0.5%. At the same period, the size of the products tanker fleet in terms of deadweight tons grew by an annual average of about 4.0% while the corresponding growth in demand for products carriers was 1.4%. As a result, the BDTI decreased within the period by approximately 23.2%, while the BCTI decreased by 3.5%. In 2022, the total size of the crude oil tanker fleet rose by about 4.1%, compared to demand growth of 5.7%. At the same period, the total size of the products tanker fleet rose by about 2.0%, compared to demand growth of 4.7%. As a result, the BDTI increased within 2022 by approximately 159%, while the BCTI rose by 216%. According to tentative projections, the total size of the crude oil tanker fleet is expected to rise by about 1.6% in 2023, while the corresponding growth in demand for crude oil carriers is expected to be 6.6%. The products tanker fleet is expected to rise by about 0.9% in 2023, while the corresponding growth in demand for products carriers is expected to be 11.8%.

Meanwhile, the war in Ukraine has amplified the volatility in the dry bulk and tanker markets with the BDI ranging since the beginning of the year between 1,296 and 3,369. In the short term, the effect of the invasion of Ukraine has been mildly positive for the dry bulk and tanker markets market, yet the overall longer term effect remains uncertain. The ton-mile demand so far has been supportive for the dry bulk, given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia were substituted by cargoes from different sources. The same applies for the tanker sector, as tanker cargoes from Russia were substituted by cargoes from different sources due to the oil embargo enacted by the United States, the European Union and the United Kingdom.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the dry bulk freight and tanker markets ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the dry bulk freight or tanker markets and our business would be difficult to predict. Meanwhile, inflationary trends have not, and we do not expect them to have, a material impact on our results of operations. However, such trends may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. The trading patterns of our vessels do not currently involve calling at Russian or Ukrainian ports, while on the other hand our suppliers and service providers have so far not been subject to any restrictions or disruptions in their operations. However, one potential area of impact has to do with the crewing of our vessels, as Ukraine and Russia are major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market.

Since its outbreak in late 2019, the COVID-19 pandemic has caused severe global disruptions and may continue to affect the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. The reopening of the global economy and consequent increased demand across key dry bulk commodities and petroleum products has positively affected our revenues. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants arise. Although the Chinese government removed its zero-COVID policy in December 2022, China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the shipping industry. A resurgence of the COVID-19 pandemic could have an adverse impact on our business, results of operations, cash flows, financial condition, the carrying value of our assets and the fair values of our vessels.

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Maritime transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis for our vessels comprising our fleet and other vessels we may acquire. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels was generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking. We periodically dry-dock our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

Pool revenue. Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the Company’s pool managers aggregate the revenues and expenses of all  pool participants and distribute the net earnings to participants.

TCE. Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

(Amounts in thousands of US Dollars)

Fleet data:	For the period from January 20, 2022 (date of inception) to December 31, 2022
Ownership days	614
Available days	614
Operating days	610
Fleet utilization	99.3%

Average daily results:
TCE rate(1)	$28,752
Daily Vessel Operating Expenses(2)	$7,265

(Amounts in US Dollars)

	United Maritime Predecessor
Fleet data:	For the period from January 1, 2022 through July 5, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Ownership days	186	365	366
Available days	126	365	366
Operating days	116	363	362
Fleet utilization	62.3%	99.5%	98.9%

Average daily results:
TCE rate(1)	$16,267	$19,972	$11,025
Daily Vessel Operating Expenses(2)	$5,914	$6,321	$5,393

(1)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessel to TCE rate.

(2)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

(In thousands of US Dollars, except operating days and TCE rate)

For the period from January 20, 2022 (date of inception) to December 31, 2022
Vessel revenue, net	$22,784
Less: Voyage expenses	5,245
Time charter equivalent revenues	$17,539
Operating days	610
TCE rate	$28,752

(In US Dollars, except operating days and TCE rate)

	United Maritime Predecessor
	For the period from January 1, 2022 through July 5, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Vessel revenue, net	$2,327	$7,395	$4,124
Less: Voyage expenses	440	145	133
Time charter equivalent revenues	$1,887	$7,250	$3,991
Operating days	116	363	362
TCE rate	$16,267	$19,972	$11,025

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

For the period from January 20, 2022 (date of inception) to December 31, 2022
Vessel operating expenses	$5,179
Less: Pre-delivery expenses	718
Vessel operating expenses before pre-delivery expenses	$4,461
Ownership days	614
Daily Vessel Operating Expenses	$7,265

(In US Dollars, except ownership days and Daily Vessel Operating Expenses)

	United Maritime Predecessor
	For the period from January 1, 2022 through July 5, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Vessel operating expenses	$1,100	$2,307	$1,974
Ownership days	186	365	366
Daily Vessel Operating Expenses	$5,914	$6,321	$5,393

E.	Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting estimates are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate, because it generally involves a comparatively higher degree of judgment in its application. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels. We determine undiscounted projected operating cash flows, for each vessel with an impairment indicator and compare it to the vessel’s carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the outliers) adjusted for commissions, expected off hires due to scheduled vessels’ maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels’ maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2022 and 2021.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of our vessels may have declined below the vessels’ carrying value, even though we would not impair the vessel’s carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of our vessels as of December 31, 2022 and December 31, 2021, respectively, and (ii) if we believe our vessels had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs, plus any unamortized deferred dry-docking costs and costs of any equipment not yet installed. The difference between the carrying value of our vessels and their market value of $3.1 million and $NIL, as of December 31, 2022 and 2021, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold our vessel, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2022. For purposes of this calculation, we assumed that the vessel would be sold at a price that reflected our estimate of their charter-free market value as of December 31, 2022.

			Carrying value plus unamortized dry-docking costs and cost of any equipment not yet installed as of (in millions of U.S. dollars)
Vessel	Year Built	Dwt	December 31, 2022		December 31, 2021
Gloriuship	2004	171,314	17.6	*	12.4
Epanastasea	2008	109,647	20.3		-
TOTAL			37.9		12.4

*
Indicates Company’s vessels for which we believe, as of December 31, 2022 and 2021, the basic charter-free market value was lower than the vessel’s carrying value plus unamortized dry-docking costs and cost of any equipment not yet installed.

Our estimate of charter-free market value assume that our vessels were in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimate is based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•
news and industry reports of sales of vessels that are not similar to our vessels and other vessels we may acquire where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•
approximate market values for our vessels and other vessels we may acquire or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels and other vessels we may acquire; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels and other vessels we may acquire or prices that we could achieve if we were to sell them. We refer you to the risk factor entitled “The market values of our vessels and other vessels we may acquire may decrease, which could limit the amount of funds that we can borrow in the future, trigger breaches of certain financial covenants under any future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. To minimize such subjectivity, our analysis for the year ended December 31, 2022, for which indicators of impairment were identified, also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 32% for Capesize vessels of the Company, we would not require to recognize impairment for the year ended December 31, 2022. No impairment indicators existed for the year ended December 31, 2021.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	51	Chairman, Chief Executive Officer & Director	C
Stavros Gyftakis	44	Chief Financial Officer & Director	B
Christina Anagnostara	52	Director*	A
Ioannis Kartsonas	51	Director*	A
Dimitrios Kostopoulos	48	Director*	B

*	Independent Director

The term of our Class A directors expires in 2023, the term of our Class B directors expires in 2024, and the term of our Class C directors expires in 2025.

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis is the founder and the Chairman, Chief Executive Officer and a director in our board of directors. Mr. Tsantanis is also currently the Chairman of the board of directors and the Chief Executive Officer of Seanergy since October 2012 and has led Seanergy’s significant growth to a world-renowned Capesize dry bulk company of approximately 2.8 million dwt.  Mr. Tsantanis also served as Seanergy’s Interim Chief Financial Officer from November 2013 until October 2018. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions.  He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the advisor of ETFMG (the manager of the NYSE listed BDRY and BSEA) and is a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis is our Chief Financial Officer and a director in our board of directors. Mr. Gyftakis is also Seanergy’s Chief Financial Officer and has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 17 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara is a director in our board of directors and the Chairman and a member of United’s Audit and Nominating Committees. Ms. Anagnostara is also a director in the board of directors of Seanergy, while between 2008 to 2013 she served as Seanergy’s Chief Financial Officer. She has more than 25 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.

Ioannis Kartsonas is a director in our board of directors, the Chairman and a member in United’s Compensation Committee and a member in United’s Nominating Committee. Mr. Kartsonas is also a director in the board of directors of Seanergy and the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

Dimitrios Kostopoulos is a director in our board of directors. Mr. Kostopoulos is also the Chief Executive Officer of Alpha Finance S.A., the brokerage arm of Alpha Bank Group, a leading Group of the financial sector in Greece. He has more than 20 years of experience in the financial services industry. Prior to assuming his position in Alpha Finance, he served as Head of Investor Relations for the Alpha Bank Group for more than 10 years, with a focus on the institutional shareholding base of the bank. During his tenure, he was actively engaged in all the significant capital raisings that Alpha Bank Group successfully concluded in the Equity and Debt Capital markets. Prior to this, Mr. Kostopoulos served as Fund Manager in Alpha Asset Management M.F.M.C. and he has also held positions in the Private Banking and Treasury units of the Alpha Bank Group. Mr. Kostopoulos holds a Master of Science (MSc) in Shipping Trade & Finance from Bayes Business School (formerly known as Cass Business School) of City University in London.

No family relationships exist among any of the directors and executive officers.

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to Nasdaq’s board diversity and disclosure rules approved by the Commission in August 2021. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of April 3, 2023)

To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended December 31, 2022, the Company paid its executive officers and directors aggregate compensation and bonus of $1.4 million. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Equity Incentive Plan

Our board of directors in July 2022 adopted the 2022 Equity Incentive Plan (the “Plan”). On October 14, 2022, the Plan was amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 1,500,000 shares. On December 28, 2022, the Plan was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 2,000,000 shares.

On October 14, 2022, the Compensation Committee granted an aggregate of 1,000,000 restricted common shares pursuant to the Plan. Of the total 1,000,000 shares issued, 300,000 shares were granted to the non-executive members of the board of directors, 500,000 shares were granted to the executive officers, and 200,000 shares were granted to certain of the Company’s service providers. The fair value of each share on the grant date was $2.28. On October 14, 2022, 333,344 shares vested, while 333,328 shares vested on January 5, 2023 and 333,328 shares will vest on June 5, 2023.

On December 28, 2022, the Compensation Committee granted an aggregate of 700,000 restricted common shares pursuant to the Plan. Of the total 700,000 shares issued, 210,000 shares were granted to the non-executive members of the board of directors, 370,000 shares were granted to the executive officers, and 120,000 shares to certain of the Company’s service providers. The fair value of each share on the grant date was $4.33. On December 28, 2022, 233,340 shares vested, while 233,330 shares will vest on June 5, 2023 and 233,330 will vest on October 5, 2023.

Under the Plan and as amended, the Company’s employees, officers, directors and service providers are entitled to receive options to acquire the Company’s common shares. The Plan is administered by the compensation committee of our board of directors, or such other committee of the board of directors as may be designated by the board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our compensation committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date. Unvested shares granted under the Plan are entitled to receive dividends which are not refundable, even if such shares are forfeited.

We do not have a retirement plan for our officers or directors.

C.	Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships. Our board of directors has an audit committee, a compensation committee and a nominating committee. Our board of directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Christina Anagnostara and Dimitrios Kostopoulos. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the Nasdaq Stock Market Rules.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by Nasdaq and the Commission). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Dimitrios Kostopoulos and Ioannis Kartsonas, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Christina Anagnostara and Ioannis Kartsonas, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

D.	Employees

We have two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis, and we employ Ms. Theodora Mitropetrou, our general counsel. In addition, we employ a support staff consisting of three employees.

E.	Share Ownership

The common shares beneficially owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding ownership of our common shares by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding common shares, each of our directors and executive officers, and all of our directors and executive officers as a group. To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. All of our common shareholders, including the shareholders listed in this table, will be entitled to one vote for each common share held.

Calculation of percent of class beneficially owned by each person is based on 8,886,243 common shares outstanding as of March 31, 2023. Beneficial ownership is determined in accordance with the Commission’s rules. Accordingly, in computing percentage ownership of each person, shares underlying securities held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this annual report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
Identity of Person or Group	Number of Shares Owned	Percent of Class
Stamatios Tsantanis (1)	768,912	8.7%
Ioannis Kartsonas	175,296	2.0%
Stavros Gyftakis	170,008	1.9%
Christina Anagnostara	170,000	1.9%
Dimitrios Kostopoulos	170,000	1.9%
Directors as a group (5 individuals)	1,454,216	16.4%

*	Less than one percent.

(1)
In addition, Stamatios Tsantanis owns 100% of our issued and outstanding Series B Preferred Shares, or 40,000 of our Series B Preferred Shares. Through his beneficial ownership of our Series B Preferred Shares, Stamatios Tsantanis controls 49.99% of the vote of any matter submitted to the vote of the common shareholders. See “Description of Capital Stock — Series B Preferred Stock” for a description of the terms, including the voting power, of the Series B Preferred Shares.

As of March 31, 2023, we had 26 shareholders of record, four of which were located in the United States holding an aggregate of approximately 7,521,268 of our common shares, representing approximately 85.0% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held approximately 7,178,972 of our common shares. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

On January 20, 2022, United was incorporated by Seanergy, under the laws of the Republic of the Marshall Islands to serve as the holding company of the Predecessor that was contributed to United by Seanergy upon effectiveness of the Spin-Off. The Spin-Off was pro rata to the shareholders of the Parent, including holders of the Parent’s outstanding common shares and Series B preferred shares, so that such holders maintained the same proportionate interest in the Parent and in United both immediately before and immediately after the Spin-Off. In connection with the Spin-Off, our Chairman and Chief Executive Officer received 40,000 Series B Preferred Shares, while 5,000 Series C Preferred Shares were issued to Seanergy in exchange for $5.0 million working capital contribution. Following the Spin-Off, United and Seanergy are independent publicly-traded companies.

Seanergy Maritime Holdings Corp. Right of First Refusal

Prior to the consummation of the Spin-Off, we entered into a right of first refusal agreement with Seanergy pursuant to which Seanergy has a right of first refusal with respect to any opportunity available to us to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to us for Capesize vessels. In addition, we have a right of first offer with respect to any vessel sales by Seanergy. United exercised such right in December 2022 with respect to the sale of the M/Vs Goodship and Tradership.

Management Agreements

Prior to the consummation of the Spin-Off, United entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being subcontracted to or contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement and Seanergy Management.

In relation to the technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the crewing of the vessels, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the M/V Gloriuship, the M/V Chrisea and the M/V Oasea. Seanergy Shipmanagement provides to the M/V Goodship with certain technical management services.

In addition, United has entered into a commercial management agreement with Seanergy Management pursuant to which Seanergy Management acts as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of their vessels, including chartering, monitoring thereof, freight collection, and sale and purchase.

The management agreements provide for: a fixed management fee of $14,000 per month for the M/V Gloriuship, the M/V Chrisea and the M/V Oasea and of $10,000 for the M/V Goodship to Seanergy Shipmanagement and a fixed administration fee of $325 per vessel per day payable to Seanergy. We are paying to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessel, except for any vessels that may be chartered-out to Seanergy. Seanergy Management will also earn a fee equal to 1% of the contract price of any vessel bought or sold by them on our behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale leaseback transaction.

Additional vessels that we may acquire in the future may be managed by Seanergy Shipmanagement or by other unaffiliated management companies.

The initial term of our master management agreement with Seanergy will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the current term, this agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

We may enter into similar or new management agreements for the management of any additional vessels we may acquire in the future.

Contribution and Conveyance Agreement

Prior to the consummation of the Spin-Off, we entered into the Contribution and Conveyance Agreement with Seanergy. Pursuant to the Contribution and Conveyance Agreement, Seanergy, in conjunction with the Spin-Off, (i) contributed the United Maritime Predecessor, together with $5.0 million in working capital, and (ii) agreed to indemnify us and United Maritime Predecessor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of M/V Gloriuship prior to the effective date of the Spin-Off, except for the July 2022 EnTrust Facility.

Share Purchase Agreement

On July 26, 2022, we entered into a Share Purchase Agreement with Seanergy pursuant to which Seanergy purchased 5,000 of our newly-issued Series C Preferred Shares in exchange for $5.0 million payable in cash in connection with our obligation to pay the advance deposits pursuant to the memoranda of agreement for the M/Ts Parosea, Bluesea, Minoansea and Epanastasea. In November 2022, we redeemed all 10,000 Series C Preferred Shares issued to Seanergy pursuant to their terms for a gross redemption price (including all accrued and unpaid dividends up to the redemption date) of $10.6 million.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. We are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business.

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. On November 29, 2022, we announced a special dividend of $1.00 per share which was paid on or about January 10, 2023 to all shareholders of record as of December 12, 2022. On February 22, 2023, we announced the initiation of a regular quarterly cash dividend of $0.075 per common share and declared a dividend of $0.075 per share for the fourth quarter of 2022. The quarterly dividend for the fourth quarter of 2022 will be paid on or about April 6, 2023 to all shareholders of record as of March 22, 2023. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow. Our loan agreements impose certain limitations on our ability to pay dividends and our subsidiaries’ ability to make distributions to us.

B.	Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report, other than those described in note 11 “Subsequent events” of these statements.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since July 6, 2022, the primary trading market for our common shares has been Nasdaq on which our shares are now listed under the symbol “USEA”.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

Our current amended and restated articles of incorporation and our amended and restated bylaws have been filed as Exhibit 1.1 and Exhibit 1.2 respectively, to our Registration Statement on Form 20-F filed on June 6, 2022. The information contained in these exhibits is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and amended and restated bylaws and of our capital stock is included in “Description of Securities” attached hereto as Exhibit 2.4 and incorporated by reference herein.

C.	Material contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. We refer you to “Item 4. Information on the Company – A. History and Development of the Company,” “Item 4. Information on the Company – B. Business Overview,” “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources,” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for a discussion of our material contracts. Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common stock as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “United States Federal Income Taxation of Non-U.S. Holders.”

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our common stock as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more (by vote or value) of our shares;

•	persons that own shares through an “applicable partnership interest”;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our common stock as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws.

We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

Because of the complexity of the tax laws and because the tax consequences to any particular holder of our common stock may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our common stock, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.

United States Federal Income Tax Consequences

Taxation of Operating Income in General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are prohibited by law from engaging in transportation that produces income considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income earned by us that is derived from sources outside the United States will not be subject to any United States federal income tax.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “– Taxation in Absence of Exemption,” unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S. source shipping income if (i) we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States and (ii) one of the following statements is true:

•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the “50% Ownership Test”; or

•
our stock is “primarily” and “regularly” traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The jurisdictions where we and our subsidiaries are incorporated grant “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

50% Ownership Test

Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant “equivalent exemption” to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders. These substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

We did not satisfy the 50% Ownership Test for our 2022 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

Publicly-Traded Test

The regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

Under the regulations, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the Nasdaq Capital Market), which we refer to as the “listing threshold.”

The regulations further require that with respect to each class of stock relied upon to meet the listing threshold: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, whom we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely-Held Rule.”

For purposes of being able to determine our 5% Shareholders, the regulations permit a foreign corporation to rely on Schedule 13G and Schedule 13D filings with the Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

We believe that our common shares constituted 50% or more of our outstanding shares, by total combined voting power of all classes of our stock entitled to vote and by total combined value of all classes of stock for 2022. Furthermore, based on our analysis of our shareholdings during 2022 (Schedule 13G and Schedule 13D filings with the Commission), while subject to some uncertainty, we believe that we satisfied the Publicly-Traded Test for our 2022 taxable year, and intend to take this position on our tax return.

Due to the factual nature of the issues involved, there can be no assurance that we and our subsidiaries will qualify for the benefits of Section 883 of the Code for the subsequent taxable years.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source gross shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source gross shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source gross shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and for certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S. source gross shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or earning income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

Taxation of Distributions Paid on Common Stock

Subject to the passive foreign investment company, or PFIC, rules discussed below, any distributions made by us with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholders at preferential U.S. federal income tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which the common shares are expected to be listed); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or have been, and do not expect to be); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.

Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis in a common share — paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or is held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary companies in which we own at least 25% of the value of the subsidiary’s stock or other ownership interest. Income earned, or deemed earned, by us in connection with the performance of services should not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute “passive income” unless we are treated under specific rules as deriving rental income in the active conduct of a trade or business.

In addition, under a special rule for “start-up” companies, a foreign corporation will not be treated as a PFIC for the first taxable year such corporation has gross income, or its “start-up year,” if (i) no predecessor of such corporation was a PFIC, (ii) it is established to the satisfaction of the IRS that such corporation will not be a PFIC for either of the first two taxable years following the start-up year, and (iii) such corporation is not in fact a PFIC for either of the first two taxable years following the start-up year. 2022 was the first taxable year in which we earned gross income; therefore, 2022 is our start-up year for this purpose.

We do not believe that we were a PFIC in 2022. This determination is based on our conclusion that we satisfied the income and asset tests described above in 2022. In addition, if, contrary to our conclusion, it would be determined that we failed the income or asset tests for 2022, we may still be able to qualify for the special exception from PFIC treatment for start-up companies. However, because any such determination would depend on our not becoming a PFIC in the subsequent two years, we cannot currently predict whether we will qualify for the start-up exception.

Although there is no legal authority directly on point, our determination above is based in part on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the common shares, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder would be required to file an IRS Form 8621 with respect to such holder’s common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will use commercially best efforts to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder’s pro rata share of the Company’s income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “— Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares.

United States Federal Income Taxation of Non-U.S. Holders

Dividends paid to a Non-U.S. Holder with respect to our common stock generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common stock unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as for a U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common stock within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our common stock to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally should apply to distributions paid on our common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common stock by a non-corporate U.S. Holder, who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	fails in certain circumstances to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our common stock that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common stock.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file annual reports and other information with the SEC. You may inspect and copy any report or document we file, including this annual report and the accompanying exhibits, at the Commission’s public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330, and you may obtain copies at prescribed rates. Our Commission filings are also available to the public at the website maintained by the Commission at http://www.sec.gov, as well as on our website at www.unitedmaritime.gr. Information on our website does not constitute a part of this annual report and is not incorporated by reference.

I.	Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of December 31, 2022, all of our loans were subject to a fixed interest rate. In the future, depending on our vessel acquisitions and financing arrangements we may be exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we will pay interest at LIBOR or SOFR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt. We have not entered into any hedging contracts to protect against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. The minority of our operating expenses and the slight majority of our general and administration expenses are anticipated to be in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2022.

b)	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

d)	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Christina Anagnostara, an independent director and a member of our audit committee, is an “Audit Committee Financial Expert” under Commission rules and the corporate governance rules of the Nasdaq Stock Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors.  Our Code of Business Conduct and Ethics is available on our website at www.unitedmaritime.gr.  Information on our website does not constitute a part of this annual report and is not incorporated by reference.  We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request.  We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment.  Shareholders may direct their requests to the attention of Investor Relations, United Maritime Corporation, 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, telephone number +30 213 0181507 or facsimile number +30 210 9638404.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A. Audit, audit-related and non-audit services billed and accrued from Ernst & Young (Hellas) Certified Auditors Accountants S.A. are as follows:

2022
Audit fees	$172,000
Audit related fees	46,000
Tax fees	-
All other fees	-
Total fees	$218,000

Audit fees for 2022 related to professional services rendered for the audit of our financial statements of United Maritime Corporation for the year ended December 31, 2022 and the carve-out financial statements of United Maritime Predecessor until the consummation of spin-off. Audit related fees for 2022 mainly related to services provided related to our equity offering during 2022. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services. Our audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors are to be pre-approved.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
September 1 – 30, 2022	2,580,763	$1.676	2,580,763	$4,671,905
October 1 – 31, 2022	709,091	$2.318	709,091	$2,999,836

In August and September 2022, our board of directors authorized two buyback programs of $6.0 million in total pursuant to which approximately 3,289,791 of our common shares were repurchased at an average price of $1.81 per share. In addition, our board of directors authorized a third share buyback plan in October 2022, pursuant to which we may repurchase up to an additional $3.0 million of our outstanding common shares in the open market.  As of March 31, 2023, we have repurchased 63 common shares for an aggregate purchase price of approximately $164 pursuant to the third share buyback program. The maximum value of shares that may yet be purchased under the active buyback programs as of April 3, 2023 is $2,999,836.

Additionally, the Company’s Chairman and Chief Executive Officer acquired during 2022 a total of 43,912 common shares in the open market.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq’s corporate governance rules.  The Company’s corporate governance practices deviate from Nasdaq’s corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our amended and restated articles of incorporation and amended and restated bylaws, the board of directors approves certain share issuances.

•	The Company’s board of directors is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.

•	The Company’s board of directors is not required to meet regularly in executive sessions without management present.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our amended and restated bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item, together with the reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., are set forth on pages F-1 through F-28 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

1.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

2.1	Form of Common Share Certificate (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

2.2
Statement of Designation of the Series A Participating Preferred Stock of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

2.3
Statement of Designation of the Series B Preferred Shares of the Company (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

2.4	Description of Securities*

4.1	Shareholders Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the Commission on July 12, 2022)

4.2	Amended and Restated Equity Incentive Plan of the registrant dated December 28, 2022*

4.3
Right of First Refusal Agreement by and between the Company and Seanergy Maritime Holdings Corp. (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the Commission on July 12, 2022)

4.4
Contribution and Conveyance Agreement by and between the Company and Seanergy Maritime Holdings Corp. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the Commission on July 12, 2022)

4.5
Master Management Agreement by and between the Company and Seanergy Maritime Holdings Corp. (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the Commission on July 12, 2022)

4.6
Form of Technical Management Agreement with Seanergy Shipmanagement Corp. (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

4.7	Form of Technical Management Agreement with V.Ships Limited*

4.8	Technical Management Agreement for the MT Epanastasea*

4.9
Form of Commercial Management Agreement with Seanergy Management Corp. (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

4.10	Commercial Management Agreement for the MT Epanastasea*

4.11
Facility Agreement dated July 15, 2020 among Seanergy Maritime Holdings Corp., Sea Genius Shipping Co., Sea Glorius Shipping Co., the financial institutions listed in Part B of Schedule 1 thereto, Lucid Trustee Services Limited and Lucid Agency Services Limited (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

4.12
Deed of Release, Accession and Amendment among the Company, Seanergy Maritime Holdings Corp., Sea Glorius Shipping Co., Kroll Agency Services Limited and Kroll Trustee Services Limited dated July 1, 2022 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the Commission on July 12, 2022)

4.13	Amendment and Restatement Agreement dated July 28, 2022 among United Maritime Corporation, Sea Glorius Shipping Co., Kroll Trustee Services Limited and Kroll Agency Services Limited*

4.14	Side Letter dated November 4, 2022 to Kroll Agency Services Limited*

4.15
Facility Agreement dated August 8, 2022 among Parosea Shipping Co., Bluesea Shipping Co., Minoansea Maritime Co., Epanastasea Maritime Co., United Maritime Corporation, the financial institutions listed in Part B of Schedule 1 thereto, Kroll Trustee Services Limited and Kroll Agency Services Limited*

4.16
Form of Securities Purchase Agreement between United Maritime Corporation and certain purchasers thereto (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.17.1
Warrant Agency Agreement dated July 19, 2022 between United Maritime Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.17.2	Form of Class A Share Purchase Warrant (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.18
Supplemental Letter dated October 26, 2022 among Parosea Shipping Co. Bluesea Shipping Co., Minoansea Maritime Co., Epanastasea Maritime Co., the lenders thereto, Kroll Agency Services Limited, and Kroll Trustee Services Limited*

4.19
Second Supplemental Agreement dated December 21, 2022 among Minoansea Maritime Co., Epanastasea Maritime Co., the financial institutions listed therein, Kroll Agency Services Limited, and Kroll Trustee Services Limited*

4.20
Deed of Accession, Amendment and Restatement dated January 30, 2023 among Minoansea Maritime Co., Epanastasea Maritime Co., Good Maritime Co., Traders Maritime Co., United Maritime Corporation, Kroll Agency Services Limited, Kroll Trustee Services Limited, among others*

4.21	Bareboat Charterparty dated February 9, 2023 for the M/V Chrisea*

4.22	Bareboat Charter Agreement dated March 31, 2023 between NML Oasea LLC and Oasea Maritime Co. for the M/V Oasea*

4.23	Guarantee in respect of M/V Oasea dated March 31, 2023 between NML Oasea LLC and Oasea Maritime Co.*

8.1	List of Subsidiaries*

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer*

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Reports of Independent Registered Public Accounting Firm (PCAOB ID 1457), (ii) Consolidated Balance Sheet as of December 31, 2022, (iii) Consolidated Statement of Operations for the period from inception (January 20, 2022) through December 31, 2022, (iv) Consolidated Statement of Stockholders' Equity for the period from inception (January 20, 2022) through December 31, 2022, (v) Consolidated Statement of Cash Flows for the period from inception (January 20, 2022) through December 31, 2022, (vi) Notes to Consolidated Financial Statements, (vii) Report of Independent Registered Public Accounting Firm (PCAOB ID 1457), (viii) Carve-out Balance Sheet as of December 31, 2021 (ix) Carve-out Statements of Operations for the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020, (x) Carve-out Statements of Parent’s Equity for the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021and 2020, (xi) Carve-out Statements of Cash Flows for the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020, and (xii) Notes to the Carve-out Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

United Maritime Corporation

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: April 4, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Maritime Corporation.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of United Maritime Corporation (the Company) as of December 31, 2022, the related consolidated statements of operations, stockholders’ equity and cash flows for the period from inception (January 20, 2022) through December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and the results of its operations and its cash flows for the period from inception (January 20, 2022) through December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2021.
Athens, Greece
April 4, 2023

United Maritime Corporation
Consolidated Balance Sheet
December 31, 2022
(In thousands of US Dollars, except for share and per share data)

	Notes	2022
ASSETS
Current assets:
Cash and cash equivalents	4	54,732
Accounts receivable trade	2,10	779
Inventories	2	107
Prepaid expenses		989
Other current assets	10	3,207
Total current assets		59,814

Fixed assets:
Vessels, net	5	37,512
Advances for vessels acquisitions from related parties	3, 5	12,688
Total fixed assets		50,200

Other non-current assets:
Restricted cash, non-current	4	15,200
Deferred charges and other investments, non-current	2	441
TOTAL ASSETS		125,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs and debt discounts of $527	6	7,473
Due to related parties	3	829
Trade accounts and other payables		3,018
Accrued liabilities		5,495
Deferred revenue	10	1,027
Dividends payable	9	7,373
Total current liabilities		25,215

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs and debt discounts of $67	6	35,133
Other liabilities, non-current		739
Total liabilities		61,087

Commitments and contingencies	8	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 40,000 Series B preferred shares issued and outstanding as at December 31, 2022	9	-
Common stock, $0.0001 par value; 2,000,000,000 authorized shares as at December 31, 2022; 8,180,243 shares issued and outstanding as at December 31, 2022	9	1
Additional paid-in capital	9	35,193
Retained earnings		29,374
Total Stockholders’ equity		64,568
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		125,655

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
 Consolidated Statement of Operations
For the period from inception (January 20, 2022) through December 31, 2022
(In thousands of US Dollars, except for share and per share data)

	Notes	2022

Vessel revenue, net	2,3,10	22,784
Expenses:
Voyage expenses	10	(5,245)
Vessel operating expenses		(5,179)
Management fees		(241)
Management fees – related party	3	(285)
General and administration expenses	13	(5,524)
Depreciation	5	(1,903)
Gain on sale of vessels, net	5	36,095
Operating income		40,502
Other income / (expenses), net:
Interest and finance costs	11	(2,452)
Loss on extinguishment of debt	6	(593)
Interest and other income		39
Foreign currency exchange losses, net		(6)
Total other expenses, net		(3,012)
Net income		37,490
Dividends on Series C preferred shares	9	(743)
Dividends to non-vested participating securities		(667)
Undistributed earnings to non-vested participating securities		(994)
Net income attributable to common stockholders		35,086

Earnings per share, basic	12	7.79
Earnings per share, diluted	12	4.92

Weighted average common shares outstanding, basic	12	4,503,397
Weighted average common shares outstanding, diluted	12	7,299,561

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Consolidated Statement of Stockholders’ Equity
For the period from inception (January 20, 2022) through December 31, 2022
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Preferred stock Series C		Common stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	Retained earnings	stockholders’ equity

Balance, January 20, 2022	-	-	-	-	500	-	-	-	-
Spin-off transaction (Note 3)	40,000	-	5,000	-	1,512,004	-	18,728	-	18,728
Issuance of common stock (including exercise of warrants) (Note 9)	-	-	-	-	8,258,030	1	24,679	-	24,680
Cancellation of common stock (Note 9)	-	-	-	-	(500)	-	-	-	-
Issuance of preferred stock (Notes 3 & 9)	-	-	5,000	-	-	-	5,000	-	5,000
Repurchase of common stock (Note 9)	-	-	-	-	(3,289,791)	-	(6,003)	-	(6,003)
Dividends on common stock and participating non vested restricted stock awards (Note 9)	-	-	-	-	-	-	-	(7,373)	(7,373)
Dividends on Series C preferred shares (Note 9)	-	-	-	-	-	-	-	(243)	(243)
Redemption of Series C preferred shares (Note 9)	-	-	(10,000)	-	-	-	(10,000)	(500)	(10,500)
Stock based compensation (Note 13)	-	-	-	-	1,700,000	-	2,789	-	2,789
Net income	-	-	-	-	-	-	-	37,490	37,490
Balance, December 31, 2022	40,000	-	-	-	8,180,243	1	35,193	29,374	64,568

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Consolidated Statement of Cash Flows
For the period from inception (January 20, 2022) through December 31, 2022
(In thousands of US Dollars)

2022
Cash flows from operating activities:
Net income	37,490
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,903
Amortization of deferred finance costs and debt discounts	352
Amortization of fair value of above market time charter	308
Amortization of fair value of below market time charter	(146)
Stock based compensation	2,789
Loss on extinguishment of debt	593
Gain on sale of vessels, net	(36,095)
Changes in operating assets and liabilities:
Accounts receivable trade	(660)
Inventories	87
Prepaid expenses	(990)
Other current assets	(3,207)
Deferred charges, non-current	(58)
Trade accounts and other payables	(2,787)
Accrued liabilities	6,804
Other current liabilities	(130)
Due to related parties	595
Deferred revenue	1,027
Net cash provided by operating activities	7,875
Cash flows from investing activities:
Vessels acquisitions and improvements	(80,832)
Advances for vessels acquisitions from related parties	(12,688)
Gross proceeds from sale of vessel	100,008
Net cash provided by investing activities	6,488
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	24,974
Proceeds from issuance of preferred stock	10,000
Redemption of preferred stock	(10,500)
Dividends on preferred stock	(243)
Payments for repurchase of common stock	(6,003)
Proceeds from long-term debt	73,000
Payments of financing and stock issuance costs	(909)
Repayments of long-term debt	(34,750)
Net cash provided by financing activities	55,569
Net increase in cash and cash equivalents and restricted cash	69,932
Cash and cash equivalents and restricted cash at beginning of period	-
Cash and cash equivalents and restricted cash at end of period	69,932

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	1,741

Noncash investing activities:
Vessel acquisition through spin-off (Note 5)	(18,500)

Noncash financing activities:
Dividends on common stock and participating non vested restricted stock awards declared but not paid (Note 9)	(7,373)
Long-term debt assumed through spin-off (Note 6)	4,950
Payments of financing and stock issuance stocks	(833)

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. ( “Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having a share capital of 500 registered shares, of no par value, issued to the Parent. The Company completed the spin-off from Seanergy effective July 5, 2022 (Note 3). United’s common shares are listed on Nasdaq and began trading on the Nasdaq Capital Market on July 6, 2022 under the symbol “USEA”. The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels.

As further discussed in Note 3, Seanergy contributed the vessel-owning subsidiary of the Gloriuship (the “Predecessor”) to United and $5,000 in working capital in connection with the distribution of all of United’s issued and outstanding common shares to Seanergy’s shareholders, 40,000 of United’s Series B preferred shares (“Series B Preferred Shares”, Note 9), par value $0.0001 to the holder of all Seanergy’s issued and outstanding Series B preferred shares and 5,000 of United’s 6.5% Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”, Note 9) (the “Spin-Off”). The Spin-Off was pro rata to the shareholders of the Parent, including holders of the Parent’s outstanding common shares and Series B preferred shares, so that such holders maintained the same proportionate interest in the Parent and in United both immediately before and immediately after the Spin-Off. The Parent’s shareholders received one United common share for every 11.8 common shares of Seanergy (number of shares adjusted for the one-for-ten reverse stock split effected on Seanergy common shares on February 16, 2023) held at the close of business on June 28, 2022. In addition, the holder of all of the Parent’s issued and outstanding Series B preferred shares received 40,000 of our Series B Preferred Shares on a pro-rate basis. On July 26, 2022, Seanergy contributed another $5,000 to United in exchange for additional 5,000 newly-issued Series C Preferred Shares, in connection with United’s funding the deposits payable for four tanker vessels acquired by United (Note 5).

The financial statements of the Company have been presented for the period from inception (January 20, 2022) through December 31, 2022. They include the accounts of United from January 20, 2022 and the accounts of the Company’s wholly-owned subsidiaries upon the Spin-Off consummation on July 5, 2022. No comparatives are presented, as the Spin-Off has been accounted for as a transfer of assets rather than of a business.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries imposed sanctions against Russia, which include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. The U.S., EU nations and other countries could impose wider sanctions and take other actions.  With uncertainty remaining at high levels with regards to the global impact of the sanctions already imposed to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess any future impact it may have on our Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. It should be noted however that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. The scope or intensity of the ongoing military conflict as well as sanctions and other actions undertaken in response to it could increase, potentially having negative effects on the global economy and markets. Any of these occurrences, or the continuation or worsening of any such occurrences, could eventually have an adverse effect our business, financial condition, results of operations and cash flows.

a.	Subsidiaries in Consolidation:

United’s subsidiaries included in these consolidated financial statements as of December 31, 2022:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
United Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	July 6, 2022	N/A
Epanastasea Maritime Co. (1)	Marshall Islands	Epanastasea	September 2, 2022	N/A
Parosea Shipping Co. (1)	Marshall Islands	Parosea	August 10, 2022	November 8, 2022
Bluesea Shipping Co. (1)	Marshall Islands	Bluesea	August 12, 2022	December 1, 2022
Minoansea Maritime Co. (1)	Marshall Islands	Minoansea	August 30, 2022	December 22, 2022
Good Maritime Co. (1)(Note 14)	Liberia	N/A	N/A	N/A
Traders Maritime Co. (1)(Note 14)	Marshall Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management company

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

(a)	Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts and operating results of United and its wholly-owned subsidiaries where United has control. Control is presumed to exist when United, through direct or indirect ownership, retains the majority of the voting interest. In addition, United evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All intercompany balances and transactions  have been eliminated on consolidation.

The Company deconsolidates a subsidiary or derecognizes a group of assets when the Company no longer controls the subsidiary or group of assets specified in Accounting Standards Codification (ASC or Codification) 810-10-40-3A. When control is lost, the Company derecognizes the assets and liabilities of the qualifying subsidiary or group of assets. The Financial Accounting Standards Board (“FASB”) concluded that the loss of control and the related deconsolidation of a subsidiary or derecognition of a group of assets specified in ASC 810-10-40-3A is a significant economic event that changes the nature of the investment held in the subsidiary or group of assets. Based on this consideration, a gain or loss is recognized upon the deconsolidation of a subsidiary or derecognition of a group of assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives and determination of vessels’ impairment.

(c)	Foreign Currency Translation

United’s functional currency is the United States dollar since the Company’s vessels operate in international shipping markets and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates that are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statement of operations.

(d)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents and restricted cash, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of the financial condition of its customers, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(e)	Cash and Cash Equivalents

United considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(f)	Term Deposits

United classifies time deposits and all highly liquid investments with an original maturity of more than three months as term deposits.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(g)	Restricted Cash

Restricted cash is excluded from cash and cash equivalents. Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company, which are legally restricted as to withdrawal or use. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise, they are classified as non-current assets. Restricted cash, non-current as presented in the accompanying balance sheet was used to finance part of the acquisition cost of non-current assets (Note 5), thus it is classified as non-current.

(h)	Accounts Receivable Trade

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and are included in “Accounts Receivable Trade, Net”. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Company also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of the date of the adoption of ASC 326 from the inception of the company and as of December 31, 2022. No provision for doubtful accounts was established as of December 31, 2022.

(i)	Inventories

Inventories consist of lubricants and bunkers, which are measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. The Company assesses the counterparties’ credit worthiness according to provisions of ASC 326, Financial Instruments—Credit Losses. No insurance claims existed as of December 31, 2022, thus no provision for credit losses was recorded.

(k)	Vessels

Vessels acquired as a part of a business combination are recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel’s initial voyage). Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

In addition, other long-term investments, relating to vessels’ equipment not yet installed amounting to $383, are included in “Deferred charges and other investments, non-current” in the consolidated balance sheet. Amounts paid for this equipment are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statement of cash flows.

(l)	Vessel Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels (25 years), after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(m)	Impairment of Long-Lived Assets (Vessels)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions with decreased charter rates and decreased vessel market values are conditions that the Company considers to be indicators of a potential impairment for its vessels.

The Company determines undiscounted projected operating cash flows for each vessel and compares it to the vessel’s carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than the vessel’s carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

For the year ended December 31, 2022, indicators of impairment existed for one of the Company’s vessels. The carrying value of the Company’s vessel plus any unamortized dry-docking costs and cost of any equipment not yet installed for which impairment indicators existed as at December 31, 2022, was $17,634. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of the vessel were higher than the vessel’s carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed, and thus the Company concluded that no impairment charge should be recorded.

(n)	Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed. Amounts are included in “Deferred charges and other investments, non-current”.

(o)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

(p)	Revenue Recognition

Revenues are generated from time charters and spot charters. Revenues generated from time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Time charter revenue is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel’s off hire days due to major repairs, dry dockings or special or intermediate surveys. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. The Company, as lessor, has elected not to separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. Vessels are employed on short to medium-term time charter contracts, which provide flexibility in responding to market developments. For dry bulk vessels, rental income on the Company’s time charters is mostly calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index. Under the terms of our dry bulk vessel’s time charter agreement, the Company has the option to convert the floating index linked rate into a fixed charter rate based on the prevailing forward freight agreement curve. In 2022, the option to convert the floating rate earned by the Gloriuship into a fixed daily rate was exercised for the period from April 1, 2022 until November 30, 2022.  For the tanker vessels rental income on the Company’s time charters is mostly calculated at a fixed daily rate.

Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo. Spot charter revenue is recognized on a pro-rata basis over the duration of the voyage from loading to discharge, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured.  For voyage charters, the Company satisfies its single performance obligation to transfer cargo under the contract over the voyage period. The Company has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

Pool revenue for each vessel is determined in accordance with the profit-sharing mechanism specified within each pool agreement. In particular, the Company’s pool managers aggregate the revenues and expenses of all of the pool participants and distribute the net earnings to participants, as applicable:

•	based on the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, speed, fuel consumption, and construction and other characteristics); or
•	by making adjustments to account for the cost performance, the bunkering fees and the trading capabilities of each vessel; and
•	the number of days the vessel participated in the pool in the period (excluding off-hire days).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The Company records revenue generated from the pools in accordance with ASC 842, Leases, since it assesses that a vessel pool arrangement is a variable time charter with the variable lease payments recorded as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payments are based occur.

(q)	Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties and commissions to related parties (Note 3) are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”. For the year ended December 31, 2022, an amount of $424 was included in “Vessel revenue, net” related to commission to third parties.

(r)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Company has adopted the practical expedient not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. Voyage costs arising as performance obligation are expensed as incurred.

(s)	Fair value of above/ below market acquired time charters:

The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired or contributed. Where vessels are acquired or contributed with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the market rate for a charter of equivalent duration prevailing at the time the vessels are delivered. In discounting the charter rate differences in future periods, the Company uses its cost of capital for each vessel. The cost of the acquisition is allocated to the vessel and the in-place time charter attached on the basis of their relative fair values. Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

(t)	Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in “Vessel operating expenses”.

(u)	Financing Costs

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method under modification guidance. The Company presents unamortized deferred financing costs as a reduction of long-term debt in the accompanying balance sheet. For the accounting of the unamortized deferred financing costs following debt extinguishment, see below (Note 2(aa)).

(v)	Income Taxes

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock (“5 Percent Override Rule”).

Based on the Company’s analysis of its shareholdings during 2022, the Publicly-Traded Test for the entire 2022 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were held by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2022 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2022 taxable year.

Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2022 was $NIL.

(w)	Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services as well as to non-employees. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period. The Company assumes that all non-vested shares will vest. The Company does not include estimated forfeitures in determining the total stock-based compensation expense because it elects to accounts the forfeitures of non-vested shares as incurred. The Company re-evaluates the reasonableness of its assumption at each reporting period.

(x)	Earnings per Share

Basic earnings per common share are computed by dividing net income available to United’s shareholders by the weighted average number of common shares outstanding during the period. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Diluted earnings per share is computed by (i) dividing net income attributable to common stockholders by the weighted average number of common shares plus (ii) the dilutive effect for warrants and share based payments awards outstanding during the applicable period computed using the treasury stock method which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period and (iii) the dilutive effect of convertible preferred shares, using the if converted method. The two-class method is used for diluted earnings per common share when such is the most dilutive method, considering anti–dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

(y)	Segment Reporting

United reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, United has determined that it operates under one reportable segment. Furthermore, when United charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(z)	Fair Value Measurements

The Company follows the provisions of ASC 820, Fair Value Measurement, which defines and provides guidance as to the measurement of fair value. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(aa)	Debt Modifications and Extinguishments

The Company follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This Subtopic also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this Subtopic provides guidance on the appropriate accounting treatment. Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Costs paid directly to third parties are expensed as incurred. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. In particular, ASC 470-50-40-2 indicates that for extinguishments of debt, the difference between the reacquisition price and the net carrying amount of the extinguished debt (which includes any deferred debt issuance costs) should be recognized as a gain or loss when the debt is extinguished and identified as a separate item.

(ab)	Distinguishing Liabilities from Equity

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company, in its assessment for the accounting of the warrants issued in connection with the July 20, 2022 public offering, the Series B Preferred Shares and the Series C Preferred Shares issued to Seanergy in exchange for working capital contribution, has taken into consideration ASC 480 and determined that the warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as equity instead of liability. In its assessment for the warrants, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive common shares. In its assessment for the Series C Preferred Shares, the Company identified certain features, such as redemption rights, conversion rights, voting rights and dividend rights. In its assessment, the Company examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. The Company concluded that equity classification was appropriate. The Series C Preferred Shares were redeemed within the year and no Series C Preferred Shares were outstanding as of December 31, 2022 (Note 9).The $500 payment over the face value was accounted for as a deemed dividend according to ASC 260-10-S99-2.

(ac)	Going Concern

For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ad)	Share repurchases

The Company records the repurchase of its common shares at cost. The Company’s common shares repurchased for retirement, are immediately cancelled and the Company’s common stock is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.

(ae)	Evaluation of Nonmonetary Transactions

When the Company enters into a nonmonetary transaction as defined broadly under ASC 845, Nonmonetary Transactions, it determines whether the transaction is a contribution of an asset or a business by assessing the definition of a business under ASC 805 and whether the transaction is pro-rata. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with FASB Topic 805 Business Combinations: Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets contributed under nonmonetary transactions that do not meet the definition of a business, are measured at their fair values on the transaction date in accordance with ASC 845, if the fair value is objectively measurable and clearly realizable in an outright sale at or near the distribution.

Recent Accounting Pronouncements Adopted

The Company has adopted ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion and beneficial conversion models. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share (“EPS”) calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The adoption of ASU No. 2020-06 did not have any effect in the Company’s consolidated financial statements and disclosures.

The Company has adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The adoption of ASU No. 2021-04 did not have any effect in the Company’s consolidated financial statements and disclosures.

The Company has adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have any effect in the Company’s consolidated financial statements and disclosures.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Recent Accounting Pronouncements – Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), as amended by ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848: Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship.  Currently the Subsidiary does not have any contracts that have been changed to a new reference rate, but will continue to evaluate its contracts and the effects of the financial position, results of operations and cash flows.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), as amended by ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on certain aspects of hedge accounting.

3.	Transactions with related parties:

On January 20, 2022, United was incorporated by Seanergy, under the laws of the Republic of the Marshall Islands to serve as the holding company of the Predecessor upon Consummation of the Spin-Off (Note 1). Following the Spin-Off, United and Seanergy are independent publicly-traded companies. The Spin-Off was pro rata to the shareholders of the Parent, including holders of the Parent’s outstanding common shares and Series B preferred shares, so that such holders maintained the same proportionate interest in the Parent and in United both immediately before and immediately after the Spin-Off.

Contribution and Conveyance Agreement: Prior to the consummation of the Spin-Off, United entered into a Contribution and Conveyance Agreement with Seanergy. Pursuant to the Contribution and Conveyance Agreement, Seanergy, immediately prior to the Spin-Off, contributed (i) all of the Predecessor’s shares to United as a capital contribution, and (ii) an aggregate of $5,000 in cash as working capital, in exchange for the issuance of 5,000 Series C Preferred Shares to Seanergy, the cancellation of the then outstanding common shares of United and the issuance of 1,512,004 common shares of United and 40,000 Series B Preferred Shares to Seanergy (the “Distribution Shares”). Seanergy distributed the Distribution Shares to its shareholders on a pro rata basis as a special dividend. Additionally, Seanergy agreed to indemnify United for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the Gloriuship prior to the effective date of the Spin-Off, except for the July 2022 EnTrust Facility.

Rights of First Refusal: Prior to the consummation of the Spin-Off, United entered into a Right of First Refusal Agreement with Seanergy. Pursuant to the agreement, Seanergy has a right of first refusal with respect to any opportunity available to United to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to United for Capesize vessels. In addition, United has a right of first offer with respect to any vessel sales by Seanergy. United exercised such right with respect to the sale of the Goodship and the Tradership (Note 5). Upon a change of control of United or Seanergy occurring (as defined therein), such rights terminate immediately.

The Spin-Off was accounted for at fair values since the assets contributed did not meet the definition of a business and their fair value was objectively measurable and clearly realizable in an outright sale at or near the distribution (Note 7). The equity contribution from the consummation of the Spin-Off was $18,728 including the $5,000 cash received in exchange of issuance of the 5,000 Series C Preferred Shares and is presented in “Spin-off transaction” in the accompanying consolidated statement of stockholders’ equity.

On July 26, 2022, the Company issued 5,000 additional Series C Preferred Shares to Seanergy in exchange for $5,000 cash in connection with United’s funding the deposits payable for four tanker vessels acquired (Note 5).

On November 28, 2022, the outstanding 10,000 Series C preferred shares of United held by Seanergy were redeemed by the Company at a price equal to 105% of the original issue price for a total cash outflow of $10,500. Total dividends paid in respect with the Series C Preferred Shares up to date of redemption amounted to $243.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Management Agreements:

Master Management Agreement
United has entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being subcontracted to or contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) and Seanergy Management Corp. (“Seanergy Management”). In consideration of Seanergy providing such services (“service providers”), United pays a fixed administration fee of $325 per vessel per day to Seanergy. The initial term of the master management agreement with Seanergy will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

From January 20, 2022 until December 31, 2022, management fees charged from Seanergy amounted to $203 and is presented under “Management fees- related party” in the accompanying statement of operations. As of December 31, 2022, the balance due to Seanergy amounted to $439 and is included in “Due to related parties” in the accompanying consolidated balance sheet.

Technical Management Agreement
In relation to the technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the crewing of the vessels, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the Gloriuship. Pursuant to the management agreement, a fixed management fee of $14 per month is payable to Seanergy Shipmanagement for such services.

From January 20, 2022 until December 31, 2022, management fees charged from Seanergy Shipmanagement amounted to $82 and is presented under “Management fees- related party” in the accompanying statement of operations. As of December 31, 2022, United had no outstanding balance to Seanergy Shipmanagement.

Commercial Management Agreement
In addition, United has entered into a commercial management agreement with Seanergy Management pursuant to which Seanergy Management acts as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of their vessels, including chartering, monitoring thereof, freight collection, and sale and purchase. United has agreed to pay to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels, except for any vessels that are chartered-out to Seanergy. Seanergy Management also earns a fee equal to 1% of the contract price of any vessel bought or sold by them on United’s behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale and leaseback transaction.

From January 20, 2022 until December 31, 2022, fees charged under the commercial agreement amounted to $296 and is included in “Vessels revenue, net” in the accompanying statement of operations.

From January 20, 2022 until December 31, 2022 fees charges in relation to sale and purchase services amounted to $1,810 and are presented in “ Gain on sale of vessels, net” and “ Vessels, net” (Note 5).

On October 14, 2022 and December 28, 2022, the Compensation Committee of the Company granted 200,000 shares and 120,000 shares, respectively, to certain of the Company’s service providers (Note 13).

As of December 31, 2022, balance due to Seanergy Management amounted to $390 and is included in “Due to related parties” in the accompanying consolidated balance sheet.

On December 27, 2022, the Company entered into definitive agreements to acquire two Capesize vessels from Seanergy for an aggregate purchase price of $36,250 (Notes 5 and 14).

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the consolidated statement of cash flows:

December 31, 2022
Cash and cash equivalents	54,732
Restricted cash, non-current	15,200
Cash and cash equivalents and restricted cash	69,932

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Restricted cash as of December 31, 2022 includes $15,200 that served as cash collateral under the August 2022 EnTrust Facility and in relation to the August 2022 EnTrust Facility related to Minoansea. Such amount was restricted and was used to finance part of the acquisition cost of the Goodship and Tradership upon their delivery to the Company in February 2023 (Notes 6 & 14).

5.	Vessels, Net:

The amounts in the accompanying consolidated balance sheet are analyzed as follows:

Cost:
Beginning balance at January 20, 2022	-
- Vessel contributed by Seanergy	18,500
- Additions	80,648
- Disposals	(60,379)
Ending balance at December 31, 2022	38,769

Accumulated depreciation:
Beginning balance at January 20, 2022	-
- Depreciation for the period	(1,903)
- Disposals	646
Ending balance at December 31, 2022	(1,257)

Net book value	37,512

Vessel contribution

On July 6, 2022, Seanergy contributed the vessel-owning subsidiary of the Gloriuship to United (Note 3).

Acquisitions

On July 11, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Aframax oil tanker, the Parosea, for a gross purchase price of $20,250. The vessel was delivered to the Company on August 10, 2022. The acquisition of the vessel was financed with cash on hand and through the August 2022 EnTrust Facility (Note 6).

On July 11, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Aframax oil tanker, the Bluesea, for a gross purchase price of $20,250. The vessel was delivered to the Company on August 12, 2022. The acquisition of the vessel was financed with cash on hand and through the August 2022 EnTrust Facility (Note 6).

On July 11, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand LR2 product tanker vessel, the Minoansea, for a gross purchase price of $19,000. On August 30, 2022, the company entered into an addendum to the original agreement to deduct $25 of the gross purchase price. The vessel was delivered to the Company on August 30, 2022. The acquisition of the vessel was financed with cash on hand and through the August 2022 EnTrust Facility (Note 6).

On July 11, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand LR2 product tanker vessel, the Epanastasea, for a gross purchase price of $20,000. On September 1, 2022, the company entered into an addendum to the original agreement to deduct $181 of the gross purchase price. The vessel was delivered to the Company on September 2, 2022. The acquisition of the vessel was financed with cash on hand and through the August 2022 EnTrust Facility (Note 6).

The Epanastasea was acquired with a below-market time charter. The value of the below-market time charter of $146 was recognized as an addition to “Vessels, net” in the consolidated balance sheet.

During the year ended December 31, 2022, an amount of $1,208 of expenditures related to vessels’ acquisition cost were capitalized and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statement of cash flows.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Advances for Vessels Acquisitions and Other Costs

On December 19, 2022, pursuant to the terms of the Right of First Refusal Agreement, described above (Note 3), the Company received a transfer notice from Seanergy in relation to the proposed sales of the Goodship and the Tradership.

On December 27, 2022, the Company entered into an agreement with an affiliated party for the purchase of a secondhand Capesize vessel, the Goodship, for a gross purchase price of $17,500. The vessel was delivered to the Company on February 10, 2023. The acquisition of the vessel was financed with cash on hand which included a cash-collateral deposit securing the August 2022 Entrust Facility (Notes 6 & 14).  On December 28, 2022, the company paid an advance of $6,125 according to terms of the agreement and it is included in “Advances for vessels acquisitions from related parties” in the consolidated balance sheet.

On December 27, 2022, the Company entered into an agreement with an affiliated party for the purchase of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $18,750. The vessel was delivered to the Company on February 28, 2023. The acquisition of the vessel was financed with cash on hand which included a cash-collateral deposit securing the August 2022 EnTrust Facility (Notes 6 & 14).  On December 28, 2022, the company paid an advance of $6,563 according to terms of the agreement and it is included in “Advances for vessel acquisitions from related parties” in the consolidated balance sheet.

Gain on sale of vessels, net

On September 24, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the Parosea for a gross sale price of $31,250. The vessel was delivered to her new owners on November 8, 2022. A gain on sale of vessel net of sale expenses amounting to $9,215 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statement of operations.

On September 24, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the Bluesea for a gross sale price of $31,250. The vessel was delivered to her new owners on December 1, 2022. A gain on sale of vessel net of sale expenses amounting to $9,175 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statement of operations.

On December 12, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the Minoansea for a gross sale price of $39,000. The vessel was delivered to her new owners on December 22, 2022. A gain on sale of vessel net of sale expenses amounting to $17,705 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statement of operations.

6.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheet are analyzed as follows:

December 31, 2022
Long-term debt	43,200
Less: Deferred financing costs	(594)
Total	42,606
Less - current portion	(7,473)
Long-term portion	35,133

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Senior long-term debt

July 2022 EnTrust Facility

On July 1, 2022, the loan facility entered into between Seanergy and Kroll Agency Services Limited and Kroll Trustee Services Limited as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, for the Gloriuship, was amended for the purposes of replacing Seanergy with the Company as guarantor upon the consummation of the Spin-Off. All applicable financial covenants were waived with no material changes in the other terms of the loan facility. In addition, on July 28, 2022, the Company agreed with the lenders to further amend and restate the loan facility for the purposes of, inter alia, increasing the facility by an amount of up to $9,400 (“Upsize Advance”). The loan amount following the utilization of the Upsize Advance was $14,000 with a term of 18 months. The amended loan facility bears a fixed interest of 7.90% and was initially repayable in three quarterly installments of $1,000 commencing nine months after the utilization date of the Upsize Advance and a balloon payment of $11,000 at maturity. The facility is secured by a first priority mortgage over the Gloriuship, general assignments covering earnings, insurances and requisition compensation of the vessel, account pledge agreements concerning the earnings account of the vessel, share pledge agreements concerning the vessel-owning subsidiary’s shares and relevant technical and commercial managers’ undertakings. The facility agreement includes certain restrictions on dividends from the borrower’s accounts and other distributions. On November 8, 2022, the Company proceeded with the prepayment of $1,000, which was applied against the balloon payment. On December 1, 2022, the Company proceeded to a second prepayment of $1,000, which was applied equally against the first and the second repayment installments of the loan, respectively, reducing each such repayment installment to $500. On the date of each repayment, an aggregate amount of $25 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations. As of December 31, 2022, the amount outstanding under the July 2022 EnTrust Facility was $12,000.

August 2022 EnTrust Facility

On August 8, 2022, the Company entered into a new loan facility with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders in order to partially finance the acquisition of the Parosea, Bluesea, Minoansea and Epanastasea. The loan facility amount was originally $63,600, divided into four tranches with a term of 18 months: Tranche A of $16,200 which was secured by the Bluesea, Tranche B of $16,200 which was secured by the Parosea, Tranche C of $15,200 which was secured by the Minoansea and Tranche D of $16,000 secured by the Epanastasea. The facility bore interest at a fixed rate of 7.90% per annum. On November 8, 2022 and December 1, 2022 upon the completion of the sale of the Parosea, and the Bluesea, respectively, the Company completed the prepayment of the relevant tranches of $16,200 each. On the date of each repayment, $257 and $245 of unamortized debt discounts of Parosea and Bluesea, respectively, were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and were included in “Loss in extinguishment of debt” in the consolidated statement of operations. On December 21, 2022, the Company entered into a supplemental agreement pursuant to which upon the completion of the sale of the Minoansea, the lenders agreed to waive the obligation of the Company to prepay Tranche C and continue to make available the relevant amount for the purpose of partially financing the acquisition cost of two new Capesize vessels, the Goodship and Tradership (Notes 5 and 14). Pursuant to this agreement, the fixed interest rate of Tranche C was amended to 9.00% per annum. The amount underlying Tranche C ($15,200) remained blocked in favor of the security agent until the acquisition of the new vessels. The facility is secured by first priority mortgages, general assignments covering earnings, insurances and requisition compensation, account pledge agreements concerning the earnings accounts, shares’ security agreements concerning the vessel-owning subsidiaries’ shares and relevant technical and commercial managers’ undertakings. The facility agreement includes certain restrictions on dividends from the Borrowers’ accounts and other distributions. The loan facility following the prepayments of Tranche A and Tranche B is repayable in one installment of $2,000 at the ninth month after the initialization date, one installment of $1,000 at the twelfth month after the utilization date, one installment of $3,000 at the fifteenth month after the utilization date and a balloon payment of $25,200 at maturity. As of December 31, 2022, the amount outstanding under this facility was $31,200. Pursuant to an amendment and restatement of the subject facility which was entered into on January 30, 2023, the Tranche C was replaced by two tranches of $7,000 and $8,200, secured by the M/V Goodship and M/V Tradership, respectively, upon their delivery (Note 14).

As of December 31, 2022, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of December 31, 2022, two of the Company’s owned vessels, having a net carrying value of $37,512, were subject to first and second priority mortgages as collaterals to their long-term debt facilities.

The annual principal payments required to be made after December 31, 2022 for all long-term debt, are as follows:

Twelve month periods ending December 31,	Amount
2023	8,000
2024	35,200
Total	43,200

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
7.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheet as of December 31, 2022, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, accounts receivable trade, other current assets, prepaid expenses, trade accounts and other payables and accrued liabilities: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt: The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The carrying value of $43,200 is 1.1% higher than the fair market value of $42,742. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

c.
The aggregate fair value as of the Spin-off date of $18,500 of the vessel contributed to the Company as part of the Spin-off was determined through Level 2 inputs of the fair value hierarchy by taking into consideration two third party valuations obtained for the vessel.

d.
The fair value as of the Spin-off date of $308 of the time charter attached to the Gloriuship (Note 2(s)) contributed to the Company as part of the Spin Off was determined through Level 2 inputs of the fair value hierarchy as described in Note 2(z).

e.
The July 2022 EnTrust Facility fair value of $4,950 assumed by the Company as part of the Spin Off was determined through Level 2 inputs of the fair value hierarchy by taking into consideration prevailing market rates and approximated its respective carrying value as of the Spin-off date.

f.	The Series B preferred shares issued to Seanergy’s shareholders as part of the Spin Off, which have no economic interest, were recorded at par value.
g.
The Series C preferred shares issued to Seanergy as of the Spin-off date as part of the Contribution and Conveyance Agreement with Seanergy were recorded at their face value, which was determined to be its fair value through Level 2 inputs of the fair value hierarchy. The Company’s debt and equity financings and the market risk-free rate were all used in determining the fair value of the Series C preferred shares.

8.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of December 31, 2022, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters duration was approximately 6 months and extension periods vary from 2 to 4 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

As at December 31, 2022, the Company had an aggregate amount of unrecognized unconditional purchase obligations amounting to $23,562, in connection with the agreements to acquire two vessels from an affiliated party, under which the Company had paid an advance of such purchase prices (Note 5) and the balance was paid on the delivery of the vessels (Note 14).

As at December 31, 2022, all of the Company’s vessels were fixed under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements. The minimum contractual gross charter revenues expected to be generated from fixed and non-cancelable time charter contracts existing as at December 31, 2022 and until their expiration falling within 2023 is estimated at $4,121. For index-linked time charter contracts the calculation was made using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed periods time charters (these amounts do not include any assumed off-hire).

9.	Capital Structure:

(a)	Preferred Stock

The Company is authorized to issue up to 100,000,000 registered shares of preferred stock with a par value of $0.0001. The Board of Directors of the Company is expressly granted the authority to issue preferred shares and to establish such series of preferred shares with such designations, preferences and relative participating, rights, qualifications, limitations or restrictions at it determines.

Series A Preferred Shares

Prior to the Spin-Off, United entered into a Shareholders Rights Agreement, or the Rights Agreement, with American Stock Transfer & Trust Company, LLC, as Rights Agent. Under the Rights Agreement, United will declare a dividend payable of one preferred stock purchase right, or Right, for each share of common stock outstanding immediately prior to the Spin-Off. Each Right entitles the registered holder to purchase from United one one-thousandth of a share of Series A Preferred Stock, par value $0.0001, at an exercise price of $40.00 per share. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of United’s common stock (including through entry into certain derivative positions) in a transaction not approved by the Board of Directors of the Company. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of United’s common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of United’s common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights. As at December 31, 2022, no Rights were exercised.

Series B Preferred Shares

As at December 31, 2022, the Company had 40,000 Series B Preferred Shares issued and outstanding with par value $0.0001 per share. The Series B Preferred Shares were issued on July 5, 2022, to the Company’s Chief Executive Officer, considered a related party, for a total cash consideration of $NIL. The issuance of the Series B Preferred Shares was approved by a special independent committee of the Board of Directors of the Company which obtained a fairness opinion from an independent financial advisor regarding the value of the Series B Preferred Shares. Each Series B Preferred Shares entitles the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B Preferred Shares may exercise voting rights pursuant to Series B Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of Series B Preferred Shares has no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B Preferred Shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B Preferred Shares holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Series C Preferred Shares

On July 5, 2022, the Company issued 5,000 of its Series C Preferred Shares to Seanergy in exchange for $5,000 working capital contribution. On July 26, 2022, the Company issued additional 5,000 Series C Preferred Share to Seanergy in exchange for $5,000 in cash in connection with the funding of the deposits payable for the four tanker vessels acquired. The Series C Preferred Shares had a cumulative preferred dividend accruing at the rate of 6.5% per annum payable in cash each quarter. The Company had the right, at its option, at any time on or after the date which was three months after the original date of issuance of the Series C Preferred Shares, to redeem the Series C Preferred Shares, in whole or from time to time in part, from any source of funds legally available for such purpose, at a price per Series C Preferred Share equal to 105% of the stated value plus accrued and unpaid dividends up to the date of redemption. The Series C Preferred Shares contained a liquidation preference equal to its stated value and were convertible into common shares at the holder’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $9.00 and the 10-trading-day trailing VWAP (as defined in the agreement) of United’s common shares, subject to certain anti-dilution and other customary adjustments. Except under certain circumstances, a holder of Series C Preferred Shares would not convert its Series C Preferred Shares into common shares if such conversion would result in the holder beneficially owning greater than 29.9% of our outstanding common shares.

On November 28, 2022, the outstanding 10,000 Series C Preferred Shares were redeemed by United at a price equal to 105% of the original issue price for a total cash outflow of $10,500. Total dividends paid in respect with the Series C Preferred Shares amounted to $243 or $24.38 per share.

(b)	Common Stock

As at January 20, 2022, the date of the Company’s incorporation, the Company’s authorized share capital was 500 registered shares without par value, issued to Seanergy. On July 5, 2022, the aforesaid registered shares issued to the Parent were cancelled and the Company’s articles of incorporation were amended and restated. Under the Company’s amended and restated articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.0001 per share, of which 1,512,004 common shares were issued and outstanding on July 5, 2022, immediately upon consummation of the Spin-Off (Note 3). As at December 31, 2022, the Company had 8,180,243 common shares issued and outstanding.

i)	Equity Offerings

On July 20, 2022, the Company sold 8,000,000 units, each unit consisting of one common share or pre-funded warrant (with an exercise price of $0.0001) in lieu of common shares and one Class A warrant to purchase one common share, under a registered direct offering at a price of $3.25 per unit, in exchange for gross proceeds of $26,000, or net proceeds of approximately $23,851. 6,800,000 common shares, 1,200,000 pre-funded warrants and 8,000,000 Class A warrants were issued in connection with the offering. As of December 31, 2022, all pre-funded warrants and 258,030 Class A warrants have been exercised.

ii)	Dividends

On November 29, 2022, the Company announced a special dividend of $1.00 per common share to all common stockholders and participating securities, as of record date December 12, 2022, in connection with the profitable sale of two tanker vessels, which was paid on  January 10, 2023 (Note 14). The dividend declared amounted to $7,373 is included in “Dividends payable”.

iii)	Common stock buybacks

In August 2022, the Board of Directors of the Company authorized a share repurchase plan under which the Company would repurchase up to $3,000 of its outstanding common shares through the period ending March 31, 2023. Up to September 30, 2022, the Company repurchased 1,862,038 of its outstanding common shares at an average price of approximately $1.62 pursuant to its share repurchase program for a total of $3,016, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2022.

In September 2022, the Board of Directors of the Company authorized an additional share repurchase plan under which the Company would repurchase up to $3,000 of its outstanding common shares through the period ending March 31, 2023. Up to December 31, 2022, the Company repurchased 1,427,753 of its outstanding common shares at an average price of approximately $2.09 pursuant to its share repurchase program for a total of $2,987, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2022.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
In October 2022, the Board of Directors of the Company authorized an additional share repurchase plan under which the Company may repurchase up to $3,000 of its outstanding common shares through the period ending March 31, 2023. Substantially, no repurchases have been made as of December 31, 2022.

(c)	Warrants

On July 20, 2022, the Company issued 8,000,000 Class A warrants under a registered direct offering to issue 8,000,000 units (see discussion above). The Class A warrants were exercisable upon issuance at an initial exercise price of $3.25 per share and expire in July 2027. During the year ended December 31, 2022, 258,030 shares were issued from Class A warrants’ exercises, for gross proceeds of $839 and net proceeds of $829. As of December 31, 2022, 7,741,970 Class A warrants remained outstanding. All warrants are classified in equity, according to the Company’s accounting policy. Following the payment of the special dividend of $1.00 per common share (Note 9(b)(ii)), the exercise price of the Class A warrants was adjusted at a price of $2.25 per warrant pursuant to the provisions of the warrant agreement. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in the warrant’s agreement.

As of December 31, 2022, the number of common shares that can potentially be issued under the outstanding Class A warrants are 7,741,970.

10.	Vessel Revenue, net and Voyage Expenses:

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time, pool agreements and spot charters). The following table presents the Company’s income statement figures derived from spot charters, time charters and pool agreements for the period from inception (January 20, 2022) through December 31, 2022:

From January 20, 2022 through December 31, 2022
Vessel revenues from spot charters, net of commissions	9,236
Vessel revenues from time charters and pool agreements, net of commissions	13,548
Total	22,784

Demurrage income for the year ended December 31, 2022 was $229.

The amortization of the below and above market acquired time charters amounted to $308 and $146 as a deduction to and an addition to “Vessel revenue, net”, respectively. As of December 31, 2022, the below and above market acquired time charters were fully amortized.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The following table presents the Company’s net trade accounts receivable disaggregated by revenue source for the period from inception (January 20, 2022) through December 31, 2022:

From January 20, 2022 through December 31, 2022
Accounts receivable trade, net from spot charters	2
Accounts receivable trade, net from time charters	777
Total	779

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of December 31, 2022 was $1,027 and relates entirely to ASC 842.

Accrued income of $1,802 related to pool revenue, $1,123 related to spot charters and $243 related to escalating revenue is included in “Other current assets” in the consolidated balance sheet.

Charterers individually accounting for more than 10% of revenues for the period from inception (January 20, 2022) through December 31, 2022 were:

Customer	From January 20, 2022 through December 31, 2022
A	25%
B	20%
C	19%
D	15%
E	15%
Total	94%

As of December 31, 2022, all of the Company’s fleet was time chartered on short-term employment arrangements.

Voyage Expenses

The following table presents the Company’s statement of operations’ figures derived from spot charters, time charters and for unfixed periods for the period from inception (January 20, 2022) through December 31, 2022:

From January 20, 2022 through December 31, 2022
Voyage expenses from spot charters	4,802
Voyage expenses from time charters	178
Other	265
Total	5,245

11.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

From January 20, 2022 through December 31, 2022
Interest on long-term debt	2,045
Amortization of deferred finance costs and debt discount	352
Other	55
Total	2,452

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
12.	Earnings per Share:

The calculation of net income per common share is summarized below:

From January 20, 2022 through December 31, 2022

Net income - basic	37,490
Less: Dividends on Series C preferred shares	(743)
Less: Dividends to non-vested participating securities	(667)
Less: Undistributed earnings to non-vested participating securities	(994)
Net income attributable to common shareholders, basic	35,086

Undistributed earnings to non-vested participating securities	994
Undistributed earnings reallocated to non-vested participating securities	(621)
Effect of Series C preferred shares	476
Net income attributable to common shareholders, diluted	35,935

Weighted average common shares outstanding – basic	4,503,397
Effect of dilutive securities:
Dilutive effect of Series C preferred shares	2,796,164
Weighted average common shares outstanding – diluted	7,299,561
Earnings per share – basic	$7.79
Earnings per share – diluted	$4.92

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. Net income attributable to common shareholders for the period from January 20, 2022 through December 31, 2022 is adjusted by the amount of dividends on Series C Preferred Shares and non-vested participating securities and corresponding undistributed income to non-vested participating securities. The Company calculated diluted earnings per share in conformity with the two-class method required for companies with participating securities since the two-class method was more dilutive. For the period from January 20, 2022 through December 31, 2022, the computation of diluted earnings per share reflects the potential dilution from conversion of preferred convertible stock, which were outstanding from their issuance and up to their redemption, calculated with the “if converted” method described above and capped as per their respective contractual terms, which resulted in 2,796,164 incremental shares. For the period from January 20, 2022 through December 2022, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the outstanding warrants calculated with the treasury stock method.

13.	Equity Incentive Plan:

Prior to consummation of the Spin-Off, the Company’s Board of Directors adopted an Equity Incentive Plan, or the Plan, pursuant to which the Company could issue up to 150,000 common shares. On October 14, 2022, the Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 1,500,000 shares. On December 28, 2022, the Plan was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 2,000,000 shares.

On October 14, 2022, the Compensation Committee of the Company granted an aggregate of 1,000,000 restricted shares of common stock pursuant to the Plan. Of the total 1,000,000 shares issued on October 14, 2022, 800,000 shares were granted to the members of the Board of Directors of the Company and 200,000 shares were granted to certain of the Company’s service providers (Note 3). The fair value of each share on the grant date was $2.28. On October 14, 2022, 333,344 shares vested, while 333,328 shares vested on January 5, 2023 and 333,328 shares will vest on June 5, 2023.

On December 28, 2022, the Compensation Committee of the Company granted an aggregate of 700,000 restricted shares of common stock pursuant to the Plan. Of the total 700,000 shares issued on December 28, 2022, 580,000 shares were granted to the members of the Board of Directors and 120,000 shares were granted to certain of the Company’s service providers (Note 3). The fair value of each share on the grant date was $4.33. On December 28, 2022, 233,340 shares vested, while 233,330 shares will vest on June 5, 2023 and 233,330 shares will vest on October 5, 2023.

The related expense for shares granted to the Company’s Board of Directors and certain of its service providers for the period from inception (January 20, 2022) through December 31, 2022, amounted to $2,789, and is included under “general and administration expenses”.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Restricted shares during the period from inception (January 20, 2022) through December 31, 2022 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 20, 2022	-	$-
Granted	1,700,000	3.12
Vested	(566,684)	3.12
Outstanding at December 31, 2022	1,133,316	$3.12

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its service providers for the period from inception (January 20, 2022) through December 31, 2022 amounted to $2,522. On December 31, 2022, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and certain of its service providers not yet recognized is expected to be recognized is 0.76 years.

14.	Subsequent Events

On January 10, 2023, the Company paid a special dividend of $7,373 (Note 9). Upon the settlement of the dividend to the common and participating shareholders, the exercise price of Class A warrants was adjusted from $3.25 to $2.25 in accordance with their provisions.

On January 30, 2023, the Company amended and restated the August 2022 EnTrust Facility for the purpose of the buyers of the Goodship and Tradership acceding to the facility and assuming jointly and severally with the existing borrowers the obligations thereunder upon delivery of the relevant vessels.

On February 7, 2023, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Kamsarmax vessel, the Liberty K which was renamed Oasea, for a gross purchase price of $19,500. The vessel was delivered to the Company on March 27, 2023. The acquisition of the vessel was financed with cash on hand at delivery and subsequently through the March 2023 Neptune Sale and Leaseback (as defined below). A 10% deposit had been paid by cash on hand on February 21, 2023.

On February 7, 2023, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Kamsarmax vessel, the Hampton Bay (to be renamed Cretansea), for a gross purchase price of $19,675. The vessel will be delivered to the Company by the end of April 2023. The acquisition of the vessel will be financed with cash on hand and through the proceeds from March 2023 Neptune Sale and Leaseback (as defined below). A 10% deposit was paid by cash on hand on February 14, 2023.

On February 9, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Oceanic Power which was renamed Chrisea. The vessel was delivered to the Company on February 21, 2023 under an 18-month bareboat charter at a daily rate of $7. The Company made a down payment of $3,500 on signing of the bareboat charter agreement, a payment of $3,500 upon commencement of the bareboat charter and a $219 advance bareboat hire for the first month of charter. At the end of the 18-month bareboat period, the Company has an option to repurchase the vessel for $12,360.

On February 10, 2023, the Company took delivery of the Goodship from her previous owners (Note 5). Upon the delivery of the vessel, the amount of $7,000 was released and deducted from Tranche C of the August 2022 EnTrust Facility and, as prescribed under the facility, allocated to a new Tranche E, which is secured by the Goodship and bears interest at a fixed rate of 9.00% per annum pursuant to the amendment and restatement of the subject facility (Note 6).

On February 22, 2023, the Company announced the initiation of a regular quarterly dividend of $0.075 per common share and declared a dividend of $0.075 per common share for the fourth quarter of 2022. The quarterly dividend for the fourth quarter of 2022 is payable around April 6, 2023 to the shareholders of record as of March 22, 2023.

On February 28, 2023, the Company took delivery of the Tradership from her previous owners (Note 5). Upon the delivery of the vessel, the amount of $8,200 was released and deducted from Tranche C of the August 2022 EnTrust Facility and, as prescribed under the facility, allocated to a new Tranche F, which is secured by the Tradership and bears interest at a fixed rate of 9.00% per annum pursuant to the amendment and restatement of the subject facility (Note 6).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On March 3, 2023, the Company obtained a commitment letter from Neptune Maritime Leasing Limited for a five-year sale and leaseback transaction (the “March 2023 Neptune Sale and Leaseback”) to finance part of the transaction cost of the Hampton Bay (to be renamed Cretansea). The financing amount will be up to $12,250, bearing an interest rate of 4.25% plus 3-month Term SOFR. The principal will be repaid through sixty consecutive monthly installments of $98. The Company will have the option to repurchase the vessel at any time during the bareboat period and a purchase obligation at a price of $6,400 at maturity.

On March 31, 2023, the Company entered into a sale and leaseback agreement with Neptune Maritime Leasing Limited (the March 2023 Neptune Sale and Leaseback) to finance part of the acquisition cost of the Oasea. The financing amount is $12,250, bearing an interest rate of 4.25% plus 3-month Term SOFR. The charterhire principal is scheduled to amortize through sixty consecutive monthly installments of $98. The Company has the option to repurchase the vessel at any time during the bareboat period and a purchase obligation of $6,400 at maturity.

During 2023 and as of the date of the issuance of these consolidated financial statements, 706,000 of the Class A warrants issued in connection with the August 2022 equity offering (Note 9) have been exercised for gross proceeds of $1,708. 7,035,970 Class A warrants remain outstanding.

United Maritime Predecessor

INDEX TO AUDITED CARVE-OUT FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of United Maritime Corporation.

Opinion on the Financial Statements
We have audited the accompanying carve-out balance sheet of United Maritime Predecessor (the Predecessor Company) as of December 31, 2021, the related carve-out statements of operations, parent’s equity and cash flows for the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “carve-out financial statements”). In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of the Predecessor Company at December 31, 2021, and the results of its operations and its cash flows for the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on the Predecessor Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Predecessor Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Predecessor Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Predecessor Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We  have served as the Predecessor Company’s auditor since 2021.
Athens, Greece

April 4, 2023

 United Maritime Predecessor
Carve-out Balance Sheet
December 31, 2021
(In US Dollars)

	Notes	2021
ASSETS
Current assets:
Cash and cash equivalents	2	765,484
Accounts receivable trade	2	70,000
Inventories	2	99,325
Prepaid expenses		59,461
Total current assets		994,270

Fixed assets:
Vessels, net	5	12,280,271
Total fixed assets		12,280,271

Other non-current assets:
Deferred charges and other long-term investments, non-current	2	155,549
TOTAL ASSETS		13,430,090

LIABILITIES AND PARENT EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs of $72,926	6	1,177,074
Trade accounts and other payables		268,429
Accrued liabilities		309,611
Deferred revenue	2	326,374
Total current liabilities		2,081,488

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs of $46,330	6	4,203,670
Other liabilities, non-current		104,554
Total liabilities		6,389,712

Commitments and contingencies	8	-

PARENT EQUITY
Parent investment, net	4	7,868,678
Accumulated deficit		(828,300)
Parent equity, net		7,040,378

TOTAL LIABILITIES AND PARENT EQUITY		13,430,090

The accompanying notes are an integral part of these carve-out financial statements.

United Maritime Predecessor
Carve-out Statements of Operations
For the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020
(In US Dollars)

	Notes	From January 1, 2022 through July 5, 2022	2021	2020
Revenues:
Vessel revenue	2	2,445,238	7,786,022	4,338,076
Commissions - related party	3	(29,479)	(97,695)	(53,515)
Commissions		(88,436)	(293,086)	(160,545)
Vessel revenue, net		2,327,323	7,395,241	4,124,016
Expenses:
Voyage expenses	2	(440,132)	(144,614)	(132,796)
Vessel operating expenses		(1,099,880)	(2,306,600)	(1,973,636)
Management fees - related party	3	(136,225)	(237,250)	(237,900)
Management fees		(65,937)	(105,000)	(101,850)
General and administration expenses		(341,309)	(613,399)	(300,705)
Amortization of deferred dry-docking costs		(266,901)	(316,450)	(317,317)
Depreciation	5	(400,285)	(756,765)	(758,839)
Operating (loss) / income		(423,346)	2,915,163	300,973
Other (expenses) / income, net:
Interest and finance costs	9	(323,788)	(743,687)	(708,445)
Gain on debt refinancing	6	-	-	1,490,601
Interest and other income		-	-	9,932
Foreign currency exchange gain / (losses), net		10,490	(1,211)	(1,844)
Total other (expenses) / income, net		(313,298)	(744,898)	790,244
Net (loss) / income		(736,644)	2,170,265	1,091,217

The accompanying notes are an integral part of these carve-out financial statements.

United Maritime Predecessor
Carve-out Statements of Parent’s Equity
For the period January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020
(In US Dollars)

	Parent Investment, Net	Accumulated Deficit	Total Equity

Balance, January 1, 2020	8,349,786	(4,089,782)	4,260,004
Parent investment, net (Note 4)	1,960,687	-	1,960,687
Net income	-	1,091,217	1,091,217
Balance, December 31, 2020	10,310,473	(2,998,565)	7,311,908
Parent investment, net (Note 4)	(2,441,795)	-	(2,441,795)
Net income	-	2,170,265	2,170,265
Balance, December 31, 2021	7,868,678	(828,300)	7,040,378
Parent investment, net (Note 4)	1,253,526	-	1,253,526
Net loss	-	(736,644)	(736,644)
Balance, July 5, 2022	9,122,204	(1,564,944)	7,557,260

The accompanying notes are an integral part of these carve-out financial statements.

United Maritime Predecessor
Carve-out Statements of Cash Flows
For the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020
(In US Dollars)

	From January 1, 2022 through July 5, 2022	2021	2020
Cash flows from operating activities:
Net (loss) / income	(736,644)	2,170,265	1,091,217
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Depreciation	400,285	756,765	758,839
Amortization of deferred dry-docking costs	266,901	316,450	317,317
Amortization of deferred finance charges and other finance costs	44,308	101,289	96,300
Gain on debt refinancing	-	-	(1,490,601)
Changes in operating assets and liabilities:
Accounts receivable trade	(48,728)	(70,000)	480,769
Inventories	(16,562)	(45,190)	(3,354)
Prepaid expenses	40,123	(12,132)	3,223
Deferred charges, non-current	(3,241,630)	-	-
Trade accounts and other payables	2,832,156	133,888	(1,932,686)
Accrued liabilities	124,100	102,770	111,226
Deferred revenue	(262,734)	203,232	123,142
Net cash (used in) / provided by operating activities	(598,425)	3,657,337	(444,608)
Cash flows from investing activities:
Vessel’s improvements	(454,585)	(56,066)	(10,782)
Net cash used in investing activities	(454,585)	(56,066)	(10,782)
Cash flows from financing activities:
Parent investment, net	1,253,526	(2,441,795)	1,960,687
Repayments of long term debt	(550,000)	(800,000)	(9,015,940)
Proceeds from long term debt	-	-	6,500,000
Payments of financing costs	-	-	(175,695)
Net cash provided by / (used in) financing activities	703,526	(3,241,795)	(730,948)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(349,484)	359,476	(1,186,338)
Cash and cash equivalents and restricted cash at beginning of year	765,484	406,008	1,592,346
Cash and cash equivalents and restricted cash at end of year	416,000	765,484	406,008

SUPPLEMENTAL CASH FLOW INFORMATION
Noncash investing activities:
Vessel’s improvements	(495,668)	(16,252)	-

Cash paid during the year:
Interest	288,254	624,221	454,583

The accompanying notes are an integral part of these carve-out financial statements.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. (or “Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having a share capital of 500 registered shares, of no par value, issued to the Parent. The Company was formed to serve as the holding company of the following vessel-owning company which was a subsidiary of Seanergy (the “Subsidiary”, or “United Maritime Predecessor”):

•	Sea Glorius Shipping Co.

On July 5, 2022, the spin-off transaction was consumed and the Parent contributed the Subsidiary to United and, as the sole shareholder of the Company, distributed the Company’s common shares to its shareholders and series B preferred shares on a pro rata basis. Following the spin-off consummation, United Maritime Corporation and Seanergy are independent publicly traded companies.

The accompanying predecessor carve-out financial statements are those of the Subsidiary for all periods presented using the historical carrying costs of the assets and the liabilities of the ship-owning company above from the dates of its incorporation.

The Subsidiary is incorporated to provide global shipping transportation services through the ownership of vessels. The vessel is owned through a separate wholly-owned subsidiary.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions as a result of the war.  With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on the Subsidiary. To date, no apparent consequences have been identified on the Subsidiary’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. It should be noted however that since the Subsidiary employs Ukrainian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Notwithstanding the foregoing, it is possible that the war might eventually have an adverse effect our business, financial condition, results of operations and cash flows.

2.	Significant Accounting Policies:

(a)	Basis of Presentation

The accompanying predecessor carve-out financial statements include the accounts of the legal entity comprising the Subsidiary as discussed in Note 1. United Maritime Predecessor has historically operated as part of Parent and not as a standalone company. Financial statements representing the historical operations of Parent’s business have been derived from Parent’s historical accounting records and are presented on a carve-out basis. All revenues, costs, assets and liabilities directly associated with the business activity of United Maritime Predecessor are included in the financial statements. The financial statements are prepared in conformity with the U.S. generally accepted accounting principles and reflect the financial position, results of operations and cash flows associated with the business activity of the United Maritime Predecessor as they were historically managed.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
The predecessor carve-out statements of operations also reflect intercompany expense allocations made to United Maritime Predecessor by Seanergy of certain general and administrative expenses from Parent (Note 4). However, amounts recognized by United Maritime Predecessor are not necessarily representative of the amounts that would have been reflected in the financial statements had the Subsidiary operated independently of the Parent as the Subsidiary would have had additional administrative expenses, including legal, professional, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Management has estimated these additional administrative expenses to be $0.3 million, $0.6 million and $0.3 million, for the period from January 1, 2022 to July 5, 2022, and for the years ended December 31, 2021 and 2020, respectively. Both the United Maritime Predecessor and Seanergy consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Subsidiary during the periods presented. The allocations may not, however, reflect the expense the Subsidiary would have incurred as an independent, publicly traded company for the periods presented.

United Maritime Predecessor’s accounting pronouncements are in alignment with the Parent’s accounting pronouncement as adopted.

United Maritime Predecessor has no common capital structure for the combined business and, accordingly, has not presented historical earnings per share.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful life and determination of vessel impairment.

(c)	Foreign Currency Translation

The Subsidiary’s functional currency is the United States dollar since the Subsidiary ‘s vessel operates in international shipping markets and therefore primarily transact business in U.S. Dollars. The Subsidiary ‘s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to U.S. Dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the carve-out statements of operations.

(d)	Concentration of Credit Risk

Financial instruments, which potentially subject the Subsidiary to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Subsidiary limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

(e)	Cash and Cash Equivalents

The Subsidiary considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
(f)	Accounts Receivable Trade

Accounts receivable trade, net, at each balance sheet date, include receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Subsidiary also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact for the period from January 1, 2022 through July 5, 2022 and as of December 31, 2021 and 2020, respectively.

(g)	Inventories

Inventories consist of lubricants. Inventory is measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost is determined by the first in, first out method.

(h)	Vessels

Vessels acquired as a part of a business combination are recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel’s initial voyage). Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

In addition, other long-term investments, relating to vessels’ equipment not yet installed, are included in “Deferred charges and other-long term investments, non-current” in the carve-out balance sheet. Amounts paid (if any) for other-long term investments, non-current, refer to equipment for the vessels not yet installed, and are included in “Vessel’s improvements” under “Cash flows from investing activities” in the carve-out statements of cash flows.

(i)	Vessel Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessel, after considering the estimated salvage value. Management estimates the useful life of the Subsidiary’s vessel to be 25 years from the date of initial delivery from the shipyard. Salvage value is estimated by the Subsidiary by taking the cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods.

(j)	Impairment of Long-Lived Assets (Vessel)

The Subsidiary reviews its long-lived asset (vessel) for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, and business plans to dispose the vessel earlier than the end of its useful life indicate that the carrying amount of the vessel plus unamortized drydocking costs and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Subsidiary considers indicators of a potential impairment for its vessel.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
The Subsidiary determines undiscounted projected operating cash flows for its vessel and compares it to the vessel’s carrying value, plus unamortized dry-docking costs and cost of any equipment not yet installed. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying value, plus unamortized dry-docking costs and cost of any equipment not yet installed, the Subsidiary impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

The Subsidiary’s assessment concluded that no impairment loss should be recorded for the period from January 1, 2022 to July 5, 2022 and for the years ended December 31, 2021 and December 31, 2020.

(k)	Dry-Docking and Special Survey Costs

The Subsidiary follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed.

(l)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

(m)	Revenue Recognition

Revenues are generated from time charters. A time charter is a contract for the use of a vessel as well as vessel operations for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A bareboat charter is a contract in which the vessel is provided to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance.

Time charter revenue is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel’s off hire days due to major repairs, dry dockings or special or intermediate surveys.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
In February 2016, the FASB issued ASU No. 2016-–2 - Leases (ASC 842), and as amended, it requires lessees to recognize most leases on the carve-out balance sheet. The Subsidiary adopted ASC 842, as amended from time to time, retrospectively from January 1, 2018. The Subsidiary also elected to apply the additional and optional transition method to new and existing leases at the adoption date as well as all the practical expedients which allowed the Subsidiary’s existing lease arrangements, in which it was a lessee or lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. The Subsidiary assessed the time charter contracts and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Subsidiary concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, the Subsidiary accounts for the combined component as an operating lease in accordance with ASC 842. The Subsidiary recognizes income from lease payments over the lease term on a straight-line basis. The Subsidiary recognizes income for variable lease payments in the period when changes in facts and circumstances on which the variable lease payments occur. Rental income on the Subsidiary’s time charterers is mostly calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index. In addition, the Subsidiary had the option to convert the index-linked rate to a fixed one for a period ranging between 2 and 12 months, based on the prevailing Capesize Forward Freight Agreement (“FFA”) rate for the selected period. The Subsidiary exercised such option and earned fixed rates for each of the last three quarters of 2021, after which it reverted to earn index-linked rate. On February 21, 2022, the Subsidiary exercised its option and converted the index-linked rate to a fixed rate until July 5, 2022. (Note 8).

Charterers individually accounting for more than 10% of revenues during the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020 were:

Customer	From January 1, 2022 through July 5, 2022	2021	2020
A	100%	100%	100%
Total	100%	100%	100%

Subsidiary’s vessel revenue, net figures derived from time charters for the period from January 1, 2022 to July 5, 2022 and for the years ended December 31, 2021 and 2020 was $2,327,323, $7,395,241 and $4,124,016, respectively.

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party, except for unearned revenue, which represents cash received in advance of services which have not yet been provided.

(n)	Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions. Address commission to related parties are included in Commissions-related party. Brokerage commissions to third parties are included in Voyage expenses.

(o)	Voyage Expenses

Voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements.

Subsidiary’s voyage expenses figures derived from time charters for the period ended from January 1, 2022 to July 5, 2022 and for the years ended December 31, 2021 and 2020 was $440,132, $144,614 and $132,796, respectively.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
(p)	Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses.

(q)	Finance Costs

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid are expensed in the period the repayment is made. The Subsidiary presents unamortized deferred financing costs as a reduction of long-term debt in the accompanying carve-out balance sheet.

(r)	Income Taxes

Under the laws of the country of the Subsidiary’s incorporation and the vessel’s registration, the Subsidiary is not subject to tax on international shipping income; however, it is subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying carve-out statements of operations.

The vessel-owning companies with vessels that have called on the United States are obliged to file tax returns with the Internal Revenue Service and pay tax at a rate of 4% on U.S.-source gross transportation income (generally, 50% of revenues from voyages to or from the U.S.) unless an exemption applies. The Subsidiary’s vessel did not call on U.S. ports at any time between 2020 through July 5, 2022.

(s)	Fair Value Measurements

The Subsidiary follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.
In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Subsidiary classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

○	Level 1: Quoted market prices in active markets for identical assets or liabilities;
○	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
○	Level 3: Unobservable inputs that are not corroborated by market data.

(t)	Debt Modifications and Extinguishments

The Subsidiary follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This Subtopic also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this Subtopic provides guidance on the appropriate accounting treatment. Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Costs paid directly to third parties are expensed as incurred. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the carve-out statements of operations.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
(u)	Segment Reporting

The Subsidiary reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Subsidiary has determined that it operates under one reportable segment. Furthermore, a vessel is chartered, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable.

(v)	Going Concern

Under ASC 205-40, Going Concern, management is required to evaluate whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures.  For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

Recent Accounting Pronouncements Adopted

The Subsidiary has adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have an impact in the Subsidiary’s financial statements and related disclosures.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
Recent Accounting Pronouncements – Not Yet Adopted

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s financial statements in the current or any future periods.

3.	Transactions with Related Parties:

The Subsidiary receives management services from Seanergy Management Corp. (“Seanergy Management”), a Marshall Islands corporation, a wholly owned subsidiary controlled by Seanergy. Under the services agreement entered into on May 15, 2017, United Maritime Predecessor pays Seanergy Management a commission of 1.25% on hire and freight revenue earned for chartering and post fixture services provided. The commission expense for the period from January 1, 2022 through July 5, 2022 and for the years ended December 31, 2021 and 2020 amounted to $29,479, $97,695 and $53,515, respectively, and is separately reflected under Commissions - related party in the accompanying carve-out statements of operations. In addition, under the same agreement, the Subsidiary pays Seanergy Management a daily fee of $650 for the provision of management services. United Maritime Predecessor pays Seanergy Shipmanagement, a subsidiary of Seanergy, a fixed management fee of $14,000 per vessel per month starting in June 2022. Management fees charged from January 1, 2022 through July 2022, and for the years ended 2021 and 2020 amounted to $136,225, $237,250 and $237,900, respectively, and are separately reflected as Management fees - related party in the accompanying carve-out statements of operations. United Maritime Predecessor’s amounts due to Seanergy Management as of December 31, 2021 are assumed by the Parent (Note 4).

4.	Parent Investment, Net:

As of December 31, 2021 and 2020, Parent investment, net consists of the amounts contributed by the Parent, to finance part of the acquisition cost of the vessel, commercial and management services, intercompany amounts due to or from the Parent for working capital purposes, which are forgiven and treated as contributions or distributions of capital and other general and administrative expenses allocated to the United Maritime Predecessor by Parent. Allocated general and administrative expenses include expenses of Parent such as executive’s cost, legal, treasury, regulatory compliance and other costs. These expenses were allocated on a pro rata basis, based on the number of ownership days of the Subsidiary’s vessel compared to the number of ownership days of the total Seanergy fleet. Such allocations are believed to be reasonable, but may not reflect the actual costs if the United Maritime Predecessor had operated as a standalone company. Capital contributions during 2020 and for the period from January 1,2022 through July 5, 2022, amounted to $1,960,687 and $1,253,526, respectively. Capital distributions for 2021 amounted to $2,441,795.

As part of Parent, United Maritime Predecessor is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to United Maritime Predecessor are accounted for through the Parent equity account and reflected in the carve-out statements of Parent’s equity as an increase or decrease in Parent investment, net. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the United Maritime Predecessor in the financial statements. Parent equity, net represents Parent’s interest in the recorded net assets of the United Maritime Predecessor.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
5.	Vessel, Net:

The amounts in the accompanying carve-out balance sheet are analyzed as follows:

December 31, 2021
Cost:
Beginning balance	16,925,546
- Additions	-
Ending balance	16,925,546

Accumulated depreciation:
Beginning balance	(3,888,510)
- Additions	(756,765)
Ending balance	(4,645,275)

Net book value	12,280,271

On November 3, 2015, the Subsidiary acquired the Gloriuship for a purchase price of $16,833,520, which was financed through a loan with Hamburg Commercial Bank AG, or HCOB (formerly known as HSH Nordbank AG).

The Gloriuship is mortgaged to the secured loan with EnTrust (Note 6).

Vessel’s depreciation expense for the period from January 1, 2022 through July 5, 2022, and for the years ended December 31, 2021 and 2020, amounted to $400,285, $756,765 and $758,839, respectively, and is included in “Depreciation” in the accompanying carve- out statements of operations.

6.	Long-Term Debt:

The amounts in the accompanying carve-out balance sheet are analyzed as follows:

December 31, 2021
Secured loan facilities	5,500,000
Less: Deferred financing costs	(119,256)
Total	5,380,744
Less – current portion	(1,177,074)
Long-term portion	4,203,670

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
Existing Loan Facilities

New Entrust Facility

On July 15, 2020, following the repayment of the previous loan agreement, that resulted in “Gain on debt refinancing of $1,490,601, Seanergy’s two vessel owning subsidiaries of the Gloriuship and the Geniuship entered into a secured loan facility of $22,500,000 with Kroll Agency Services Limited, previously known as Lucid Agency Services Limited, and Kroll Trustee Services Limited, previously known as Lucid Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global, as lenders, or the New EnTrust Facility, with Seanergy acting as the guarantor, and the amount of $22,500,000 was drawn down on July 16, 2020. The New EnTrust Facility was split into two tranches, secured by the Geniuship and the Gloriuship. Of the total amount, $16,000,000 was drawn under the Geniuship tranche and $6,500,000 under the Gloriuship tranche. The New EnTrust Facility is maturing in July 2025 and was originally secured by first priority mortgages over the Gloriuship and the Geniuship, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiary’s shares and relevant technical and commercial managers’ undertakings. On December 20, 2021, the vessel owning subsidiary of the Geniuship fully prepaid the amount of $14,617,500 outstanding under the Geniuship tranche of the New EnTrust Facility. As of December 31, 2021, the total amount outstanding under this facility was $5,500,000.

The annual principal payments required to be made after December 31, 2021, are as follows:

Year ended December 31,	Amount
2022	1,250,000
2023	1,400,000
2024	1,400,000
2025	1,450,000
2026	-
Total	5,500,000

7.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Subsidiary places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Subsidiary performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Subsidiary’s investment strategy. The Subsidiary limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the carve-out balance sheet as of December 31, 2021, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Subsidiary’s own judgments about the assumptions that mark et participants would use in pricing the asset or liability. Those judgments are developed by the Subsidiary based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a)	Cash and cash equivalents, accounts receivable trade, net and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments.
b)
Long-term debt: The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Subsidiary believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2021, and the carrying value of $5,500,000 is 3.11% lower than the fair market value of $5,670,844. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs (interest rate curves) of the fair value hierarchy.

8.	Commitments and Contingencies:

Commitments

As at July 5, 2022, future minimum contractual charter revenue based on vessel’s committed non-cancelable time charter contracts using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed period time charters (these amounts do not include any assumed off-hire) is estimated at $4,705,066.

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Subsidiary s vessel. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

The Subsidiary accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements. The Subsidiary is covered for liabilities associated with the individual vessel’s actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)
9.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	From January 1, 2022 through	Year ended December 31,
	July 5, 2022	2021	2020
Interest on long-term debt	280,554	621,046	592,801
Amortization of debt issuance costs	44,308	101,289	96,300
Other, net	(1,074)	21,352	19,344
Total	323,788	743,687	708,445

10.	Subsequent Events:

Contribution by Parent of the Subsidiary to United Maritime Corporation: On July 5, 2022, the spin-off transaction was materialized and the Subsidiary was contributed to the Company by the Parent. Following the spin-off consummation, United Maritime Corporation and Seanergy Maritime Holdings Corp. are independent publicly traded companies.