Form 20-F
period 2023-12-31
United Maritime Corp
filed 2024-04-02
CIK 1912847

As filed with the Securities and Exchange Commission on April 2, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
As of December 31, 2023, 8,694,630 shares of common stock, par value $0.0001 per share, and 40,000 Series B Preferred Shares, par value $0.0001 per share, were outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A

a ☐ Yes	a ☐ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	changes in shipping industry trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk shipping industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with the covenants under our financing arrangements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending, or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions, and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion, or expected capital spending or operating expenses;

•	our dependence on Seanergy Maritime Holdings Corp. and our third-party managers to partly operate our business;

•	changes in the availability of crew, number of off-hire days, classification survey requirements, and insurance costs for our vessels;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters, or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism, war, piracy, and other hostilities;

•
public health threats, pandemics, epidemics, and other disease outbreaks, including but not limited to the COVID-19 pandemic (and various variants that may emerge) and governmental responses and other effects thereto;

•	changes in global and regional economic and political conditions;

•
general domestic and international political conditions or events, including “trade wars,” the ongoing war between Russia and Ukraine (and related sanctions), the war between Israel and Hamas or the Houthi crisis in the Red Sea;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry; and

•
other factors discussed in “Item 3. Key Information—D. Risk Factors” and other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission, or Commission.

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

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to United Maritime Corporation and any or all of its subsidiaries, and “United Maritime Corporation” refers only to United Maritime Corporation and not to its subsidiaries. We were incorporated under the laws of the Republic of the Marshall Islands on January 20, 2022 and did not commence operations until the consummation of the Spin-Off (as described below) on July 5, 2022. “United Maritime Predecessor” refers to the vessel-owning subsidiary of the M/V Gloriuship prior to its contribution to us, when it was owned by Seanergy Maritime Holdings Corp. (“Seanergy”). For the period from January 1, 2022 up to July 5, 2022, the accompanying financial statements reflect the financial position and results of the carve-out operations of United Maritime Predecessor. For the period from January 20, 2022 up to December 31, 2022 and for the period from January 1, 2023 up to December 31, 2023 the accompanying financial statements reflect the financial position and results of United Maritime Corporation and of its consolidated subsidiaries.

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

Some of the following risks relate principally to the industry in which we operate and others relate to our business in general or our common shares. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected and the trading price of our securities could decline.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common shares speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Company,” and “Risks Relating to Our Common Shares” and should be carefully considered, together with other information in this annual report on Form 20-F and our other filings with the Commission, before making an investment decision regarding our common shares.

The principal risk factors, as more particularly described in this “Item 3. Key Information—D. Risk Factors” below, include but are not limited to the following:

•	general dry bulk market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, and demand for vessels;

•	general economic, political, and business conditions and disruptions, including sanctions, public health, war, piracy, terrorist attacks, and other measures;

•	our dependence on index-linked charters;

•	global economic conditions and disruptions in world financial markets and the resulting governmental action;

•	compliance with, and our liabilities under, governmental, tax, environmental, and safety laws and regulations;

•	changes in governmental regulation, tax, and trade matters and actions taken by regulatory authorities;

•	inherent operational risks, weather damage, seasonal fluctuations, and inspection procedures of the dry bulk industry;

•	increased scrutiny of environmental, social, and governance matters;

•	reliance on information systems and potential security breaches;

•
our borrowing availability under our loan agreements and other security agreements and compliance with the financial covenants therein, and ability to borrow new funds or refinance existing facilities;

•	our use of available funds, and the banks in which such funds are held;

•	capital expenditures and other costs, such as rising fuel prices, necessary to operate and maintain our fleet;

•	our dependence on a limited number of customers for a large part of our revenue;

•	our dependence on our charterers and other counterparties fulfilling their obligations;

•	our ability to attract and retain key management personnel and potentially manage growth and improve our operations and financial systems and staff;

•	delays or defaults by the shipyards in the construction of newbuildings, or defaults in constructions; or delays cancellations or non-completion of deliveries of purchased vessels;

•	our ability to successfully and profitably employ our vessels;

•	conflicts of interest which may arise from our officers’ and directors’ association with the Parent;

•	labor interruptions, including failure of industry groups to renew industry-wide collective bargaining agreements;

•	the aging of our fleet and vessel replacement;

•	our vessels becoming unavailable or going off-hire;

•	potential increased premium payments from protection and indemnity associations;

•	technological innovation and quality and efficiency requirements from our customers;

•	fluctuations in foreign currency exchange and interest rates, including volatility of SOFR and potential changes of the use of SOFR as a benchmark;

•	effects of worldwide inflationary pressures;

•	our dependence on the ability of our subsidiaries to distribute funds to us;

•	our ability to compete for charters;

•	our dependence on the Parent and its wholly-owned management subsidiaries to partly operate our business;

•	fraud, fraudulent, and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;

•	arrest or requisition of our vessels;

•	potential cyber-attacks;

•	effects of U.S. federal tax on us and our shareholders;

•	volatility in the price of our common shares, the continuation of a liquid trading market, and dilution of shareholders;

•	the superior voting rights of our Series B Preferred Shares and any conflict of interest of the holder of such shares;

•	the effect of anti-takeover provisions of our organization documents;

•	our ability to pay dividends;

•	delisting of our common shares from the Nasdaq Capital Market;

•	compliance with economic substance requirements;

•	our ability to access the credit and capital markets at the times and in the amounts needed on acceptable terms;

•	other factors that may affect our financial condition, liquidity, results of operations, and ability to pay dividends; and

other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Industry

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue, and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

The volatility in the dry bulk charter market, from which we currently derive part of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has generally been very volatile. The BDI, declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the preceding and following years volatility was less extreme, although there were still multiple instances where the index decreased or increased by more than 50% in short periods of time. In 2023, the BDI ranged from a low of 530 on February 16, 2023 to a high of 3,346 on December 4, 2023. Although the BDI was 1,821 as of March 28, 2024, due to its volatile nature, there can be no assurance of the future performance of the BDI.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. Furthermore, since 2014, the US and the EU have imposed sanctions against Crimea and certain Russian individuals and entities, as a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014. These sanctions, which are still in force, have been greatly expanded due to Russia’s invasion of Ukraine in February 2022. The US, the EU, the UK, and other countries have imposed expanded economic sanctions against Russia and certain disputed regions of Ukraine, as well as against certain Russian individuals, entities and business sectors. The sanctions imposed by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services, or technology in or from affected regions, travel bans, and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., the EU, and other countries could impose wider sanctions as well as expand the scope of current sanctions programs, embargoes and other restrictions in the future (by designating additional countries and individuals), or might modify the interpretation or enforcement of current sanctions, which could affect and/or prevent our vessels from calling at ports in such sanctioned countries or could restrict cargo capabilities. Although initially the war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects so far remain unclear and uncertain. Recently, in October 2023, the global shipping industry faced another setback due to the outbreak of war between Israel and Hamas, which has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels transiting the Red Sea. This situation has introduced uncertainty and risks to the shipping operations in the region and such circumstances have had and could in the future result in adverse consequences for dry bulk shipping, including, among others:

•	decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	decrease in demand for dry bulk vessels and limited employment opportunities;

•	charterers seeking to renegotiate the rates for existing time charters;

•	loan covenant defaults in the dry bulk shipping industry; and

•	declaration of bankruptcy by some operators, charterers, and vessel owners.

The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the dry bulk market decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our future loan agreements or other financing agreements. In such a situation, unless our future lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our future lenders could accelerate our debt and we could face the loss of our vessels. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. We cannot assure you that future charter rates will enable us to cover our costs, operate our vessels profitably, or pay dividends.

The factors that influence demand for dry bulk shipping capacity include:

•
supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration production or manufacturing facilities;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions and developments;

•	armed conflicts and terrorist activities, including the ongoing war between Russia and Ukraine and the recent outbreak of war between Israel and Hamas;

•	natural disasters and weather;

•	public health threats, pandemics, such as the COVID-19 pandemic, epidemics, and other disease outbreaks and governmental responses thereto;

•	embargoes and strikes;

•	disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other legal or regulatory developments; and

•
political developments, including changes to trade policies or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic, or health crises;

We anticipate that the future demand for our dry bulk vessels and charter rates will be dependent upon continued economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk vessel fleet and the sources and supply of dry bulk cargo to be transported by sea. Adverse economic, political, social, or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations, and ability to pay dividends. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

An over-supply of dry bulk vessel capacity may depress the current charter rates and vessel values and, in turn, adversely affect our profitability.

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. In previous years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2028, was approximately 8.66% of the existing world dry bulk fleet as of December 31, 2023, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the recent years, an over-supply of dry bulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including delays in vessel deliveries;

•	the number of shipyards and their ability to deliver vessels;

•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;

•	scrapping and recycling rate of older vessels;

•	vessel casualties;

•	the price of steel and vessel equipment;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire;

•	vessels’ average speed;

•	technological advances in vessel design and capacity;

•	availability of financing for new vessels and shipping activity;

•	the imposition of sanctions;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	port or canal congestion; and

•
changes in market conditions, including political and economic events, wars (including the ongoing conflict between Russia and Ukraine and between Israel and Hamas), acts of terrorism, natural disasters (including diseases, epidemics, and pandemics), and changes in interest rates or inflation rates.

In addition to the prevailing and anticipated charter rates, factors that affect the rates of newbuilding, scrapping, and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing, and degree of changes in industry conditions.

If dry bulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations, or financial condition.

Global public health threats, such as the COVID-19 outbreak, and its variants, influenza, and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our charterers and other customers.

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Companies also took precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. Although the incidence and severity of COVID-19 and its variants have diminished, similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels, and ability to pay dividends may be negatively affected by a resurgence of COVID-19 or future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic, or epidemic may have on our business, operating results, cash flows, and financial condition, which could be material and adverse.

We are currently dependent on index-linked charters, while in the past a part of our fleet was employed on a spot voyage basis. Any decrease in spot freight charter rates or indices in the future may adversely affect our earnings.

We currently operate all of our vessels on time charters whose daily rates are linked to the Baltic Capesize Index, or BCI, and the Baltic Panamax Index, or BPI, respectively. Furthermore, we may operate any other vessels we may acquire on spot voyage or index-linked time charters.

Accounting for future acquisitions, although the number of vessels in our fleet that participate in the spot market or have index-linked charters will vary from time to time, dictated by a multitude of factors and the chartering opportunities before us, we anticipate that a significant portion of our fleet will be affected by the spot market or the relevant index rates. As a result, our financial performance will be significantly affected by conditions in the spot market or the relevant index rates and only vessels that operate under fixed-rate time charters would, during the period in which such vessels operate under such time charters, provide a fixed source of revenue to us. If future spot charter rates or indexes decline, we may be unable to operate our vessels profitably, and our business, operating results, cash flows, and financial condition will be significantly affected.

Historically spot charter rates and charter indices have been volatile as a result of the many conditions and factors that can affect the price of, supply of, and demand for capacity. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates declined below the operating cost of vessels. If future spot charter rates or the relevant indexes decline, then we may be unable to operate our vessels that are trading in the spot market or on index-linked charters profitably or meet our other obligations, including payments on indebtedness.

Furthermore, as charter rates for spot charters are usually fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. Spot charter rates are also not uniform globally and may vary substantially between different geographical regions; therefore, realizing opportunities in the spot market will also depend on the geographical location of our vessels at any given time.

Under a fixed rate time charter, if spot or short-term time charter rates fall significantly below the charter rates that our charterers are obligated to pay us, the charterers may have an incentive to default on, or attempt to renegotiate the charter, which would affect our ability to operate our vessels profitably. Meanwhile, under a fixed rate time charter, we may be unable to realize the benefits of market upswings and successfully take advantage of comparably favorable opportunities.

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

If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition, and cash flows, and could cause the market price of our common shares to decline.

Various macroeconomic factors, including sustained inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition, and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets, and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions in the Red Sea or Russia and NATO tensions, China and Taiwan disputes, the United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the recent Silicon Valley Bank, Signature Bank, and First Republic Bank failures. See also “—Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations, or financial condition.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. If such conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping transportation.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union, or EU, member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world. The withdrawal of the UK from the EU, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties, and other regulatory matters could in turn adversely impact our business, operating results, cash flows, and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2023, China’s GDP growth rate recovered to 5.2%, but the economy continues to be weighed down by the ongoing crisis in the property market. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods, and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, and financial condition.

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging, and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business and operating results or impair our ability to borrow under our loan agreements or any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures.

Political instability, terrorist or other attacks, war, and international hostilities could affect our business, results of operations, cash flows, and financial condition.

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial conditions, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the war between Ukraine and Russia and between Israel and Hamas, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea), and other countries and geographic areas, geopolitical events, such as Brexit, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities.

The continuing war and recent developments in Ukraine, the Middle East, including tensions between the U.S. and Iran, the war between Israel and Hamas, and the conflict in the Red Sea, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, Israel and Hamas, China and Taiwan, and the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States, the United Kingdom, and the European Union, among other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquified natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows. Since we employ Ukrainian and Russian seafarers, we may face problems in relation to their employment, repatriation, and salary payments and be subject to claims to this respect. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the dry bulk industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows.

Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Although our business is not directly impacted by the war between Israel and Hamas, the related missile attacks by the Houthi regime in the Red Sea area has led to the diversion of a large part of the world fleet away from the Red Sea, increasing the tone-mile demand for most shipping sectors, including dry bulk, and resulting in higher freight rates. Rerouting away from the most convenient route for connecting East trade to the West and vice versa may, however, lead to increased operational costs and higher revenues. In case our vessels trade or transit via the Red Sea, we may incur increased insurance costs. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea and the recent outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, operating results, cash flows, financial position, and our ability to pay cash distributions to our shareholders.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	acts of God;

•	damage to or destruction of vessels due to marine disaster;

•	terrorism, piracy, or other detentions;

•	environmental accidents;

•	cargo and property losses or damage; and

•
business interruptions caused by mechanical failure, grounding, fire, explosions and collisions, human error, war, political action in various countries, labor strikes, epidemics or pandemics, adverse weather conditions, and other circumstances or events.

Any of these circumstances or events could increase our costs or lower our revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties, or restrictions on conducting business, litigation with our employees, customers, or third parties, higher insurance rates, and damage to our reputation and customer relationships, generally, market disruptions, delays, and rerouting and could also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or result in the imposition of public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to deductibles and caps or may not cover such losses, and any of these circumstances or events could increase our costs and lower our revenues. Furthermore, the involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could have a material adverse effect on our business, operating results, and financial condition, as well as our cash flows.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The time and costs of repairs are unpredictable and may be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs and repositioning, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility and be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities, or both, would decrease our earnings.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates, although we generally do not directly bear the cost of fuel for vessels operating on time charters. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations. While fuel prices remained generally lower in 2023 as compared to 2022, fuel has and may become much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of sulfur oxide emissions limits in January 2020, and reductions of carbon emissions from January 2023 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of any vessels at the end of a period of time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. However, given the current time charter agreements of our vessels and our chartering strategy, this cost is projected to be immaterial in the short to medium term. Our vessels may be chartered on the spot charter market in the future, either through trip charter contracts or voyage charter contracts. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We currently cannot guarantee that we will hedge our fuel costs on any prospective future voyage charters, and, therefore, an increase in the price of fuel may negatively affect our profitability and our cash flows.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.

We operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending March 31 and June 30, and, conversely, our revenues may be stronger during the fiscal quarters ending September 30 and December 31. This seasonality should not affect our operating results if our vessels are employed on period time charters, but because our vessels are employed (and other vessels we may acquire may be employed) in the spot market or on index-linked charters, seasonality may increase the volatility of and materially affect our operating results and cash flows, as well as our ability to pay dividends, if any, in the future.

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels, down from the previous cap of 3.5%, which came into force on January 1, 2020. In July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, and (3) pursuing net-zero GHG emissions by or around 2050. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses. See “Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. Shipowners may comply with this regulation by using 0.5% sulfur fuels on board; installing scrubber for cleaning of the exhaust gas; or by retrofitting vessels to be powered by liquefied natural gas. Currently our vessels do not have scrubbers installed. Costs of compliance with these regulatory changes for our vessels or any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation is expected to come into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who has assumed all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under ETS. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, including personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by our dry bulk vessels. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons, and other severe maritime weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from planned routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, operating results, and financial condition.

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

Increased regulation and scrutiny of environmental, social, and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social, and governance matters, or ESG, which are considered to contribute to the long-term sustainability of a company’s performance.

A variety of organizations measure the performance of companies on such ESG topics and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impact on climate change and human rights, ethics, and compliance with laws, and the role of our board of directors in supervising various sustainability issues.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet societal expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or operating results, including the sustainability of our business over time.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. As a non-accelerated filer, we will be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2027. On March 15, 2024, the Fifth Circuit Court of Appeals stayed application of these rules pending further judicial review, but on March 25, 2024, the Fifth Circuit Court of Appeals ordered the transfer of the petition to the Eighth Circuit Court of Appeals and the dissolution of the administrative stay. The impact of the ongoing litigation with respect to these rules on the content of these rules or the timing of their effectiveness is uncertain. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common shares.

During the year ended December 31, 2023, none of our vessels called on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.

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

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, EU regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the IMO, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, generally referred to as the BWM Convention, and the International Ship and Port Facility Security Code, or ISPS.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. All of our vessels are equipped with Ballast Water Treatment Systems ensuring compliance with the new environmental regulations. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the VGP 2018 and the USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standard. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the MTSA. These security procedures can result in delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, vessels. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on vessels and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative impact on our business, revenues and customer relations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incident of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. Additionally, if piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or if our vessels are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels could have a material adverse impact on our business, financial condition, and operating results.

The operation of dry bulk vessels has particular operational risks.

The operation of dry bulk vessels has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry bulk vessels may lead to the flooding of the vessel’s holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel.

If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and operating results. In addition, the loss of a vessel could harm our reputation as a safe and reliable vessel owner and operator.

If our vessels fail to maintain their class certification or fail any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

The hull and machinery of every commercial vessel must be certified by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS.

A vessel must undergo annual, intermediate, and special surveys. The vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. At the beginning, during, and at the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation.

If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any related violation of the covenants under our loans or other financing agreements, could have a material adverse impact on our financial condition and results of operations.

As we employ seafarers covered by industry-wide collective bargaining agreements, a failure of industry groups to renew such agreements may disrupt our operations and adversely affect our earnings.

We employ a large number of seafarers. All the seafarers employed on our vessels are covered by industry-wide collective bargaining agreements that set minimum standards in wages and labor conditions. We cannot assure you that these agreements will be renewed as necessary or will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Maritime claimants could arrest or attach our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted, which would have a material adverse effect on our financial condition and results of operations.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.

A government could requisition for title or hire our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of our vessels could have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Company

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow in the future or trigger breaches of certain financial covenants under any current or future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

The fair market values of our vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants or the covenants in the other financing agreements and could result in the loss of our vessels (including through foreclosure by our lenders and lessors) and adversely affect our earnings and financial condition.

The market value of dry bulk vessels has historically exhibited great volatility. From 2010 until today, the standard 182,000 dwt Capesize yard resale prices have fluctuated from $74 million in March 2010 to $35 million in March 2016, according to Clarksons Research. Very similar trends have also been witnessed in the Kamsarmax and Panamax sectors.

The fair market value of our vessels is dependent on other factors as well, including:

•	prevailing levels of charter rates;

•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;

•	competition from other shipping companies;

•	types, sizes, and age of vessels;

•	sophistication and condition of the vessels;

•	advances in vessel efficiency, such as the introduction of autonomous vessels;

•	where the vessel was built, as-built specifications, and subsequent modifications and improvements;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the world fleet;

•	scrap value of vessels;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	decreased costs and increases in use of other modes of transportation;

•	whether the vessel is equipped with scrubbers or not;

•	global economic or pandemic-related crises;

•	ability of buyers to access financing and capital;

•	technological advances; and

•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels age, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our current or future loan agreements and other financing agreements we may enter into, and our lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with such covenants, or foreclose their liens. If any of our future loan agreements and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding.

 In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our carve-out financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings.

If we fail to manage our planned growth properly, we may not be able to successfully expand our fleet.

As part of our growth strategy, we may acquire additional vessels in the future. Further, we may expand our fleet into other seaborne transportation sectors depending on available opportunities. Our ability to manage our planned growth will primarily depend on our ability to:

•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service;

•	finance our operations;

•	identify opportunities to enter other seaborne transportation sectors;

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrate any acquired businesses or vessels, including those operating in sectors in which we do not currently operate, successfully with our existing operations;

•	hire, train, and retain qualified personnel and crew to manage and operate our growing business and fleet; and

•	expand our customer base, including in new sectors.

Growing any business by acquisitions presents numerous risks and challenges, such as obtaining acquisition financing on acceptable terms or at all, handling undisclosed liabilities and obligations, obtaining and/or maintaining additional qualified personnel, managing relationships with customers and suppliers, and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

Newbuilding projects are subject to risks that could cause delays.

We may enter into newbuilding contracts in connection with our vessel acquisition strategy. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials, or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, or any other events of force majeure. A shipyard’s failure to deliver a vessel on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results.

We may be unable to obtain financing for any vessels we may acquire.

We can offer no assurance that we will be able to obtain the necessary financing for the acquisition of any vessels we may acquire on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels and expand the size of our fleet. If we fail to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows.

We may acquire additional vessels in the future and, if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We may acquire additional vessels in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under the acquisition contract or under a related time charter and become liable for damages for breach of contract or could otherwise adversely affect our financial condition and results of operations. In cases where the fault lies with the contract counterparty, we would be entitled to compensation, but the amount and timing of payment of such compensation is uncertain. In addition, the delivery of any vessel with substantial defects could have similar consequences and, although we intend to inspect the condition of the vessels pre-acquisition, there is no assurance that we will be able to identify such defects. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire. Any of these circumstances or events could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2023, we had approximately $98.3 million in debt outstanding across our loan facilities, sale and leaseback transactions and financial leases. We may also incur further indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences for us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, or other purposes may be impaired, or such financing may be unavailable on favorable terms, or at all;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our bank debt and financing liabilities, reducing the funds that would otherwise be available for operations, future business opportunities, and any future dividends to our shareholders;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory, and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If the value of our vessels does not sufficiently serve as security for our lenders, or if our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments, or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

Our financing arrangements contain, and we expect that other future financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements, a default by us under one loan could lead to defaults under other loan agreements and financing agreements.

Our financing agreements contain, and we expect that other future financing arrangements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants, and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect and, in many respects, limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations, and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of dry bulk vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels comprising our fleet. The loss of our vessels could have a material adverse effect on our business, results of operations, and financial condition.

Our financing arrangements contain, and any financing arrangements we may enter into in the future are expected to contain, cross-default provisions, pursuant to which a default by us under a loan and the refusal of any one lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under any other loans and financing agreements we have entered into.

There can be no assurance that we will obtain waivers, deferrals, and amendments of certain financial covenants, payment obligations and events of default under our loan facilities with our lenders in the future, if needed.

Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability, earnings, and cash flow.

The calculation of interest in most financing agreements in our industry had been historically based on the London Interbank Offered Rate (“LIBOR”). LIBOR had been the subject of national, international, and other regulatory guidance and proposals for reform. In response thereto, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve Board that includes major market participants, had proposed the CME Group’s forward looking Secured Overnight Financing Rate (“SOFR”) term rates (“SOFR Term Rates”), based on the SOFR rate published by the New York Federal Reserve, as an alternative rate to replace U.S. dollar LIBOR. In December 2022, the Federal Reserve adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act identifying SOFR-based rates as replacement rates to LIBOR in certain financial contracts that do not have clear or practicable provisions for replacing LIBOR after June 30, 2023, when ICE Benchmark Administration, the administrator of LIBOR, ceased the publication of U.S. dollar LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement (repo) market. SOFR has been adopted by most lenders in our industry as a replacement benchmark rate.

An increase in SOFR, including as a result of the interest rate increases effected by the Federal Reserve and the Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations, or we may maintain adequate cash balances in Euros. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios. Interest rate derivatives may also be impacted by the transition to SOFR or to other alternative rates.

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

Vessel aging and purchasing and operating secondhand vessels, which currently compose our entire fleet, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.

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

As our current vessels or other secondhand vessels we may acquire age, they may become less fuel efficient and costlier to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology, and engineering, including improvements required to comply with government regulations. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers, which could result in lower utilization and, therefore, lower revenues.

In addition, charterers actively discriminate against hiring older vessels. Rightship, the dry bulk ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship’s age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Two, five and one dry bulk vessels in our fleet have four, three and two-star risk ratings from Rightship, respectively.

Governmental regulations and safety or other equipment standards related to the age or condition of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, unless we maintain cash reserves for vessel replacement, we may be unable to replace the current vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition, and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

We also face competition from companies with more modern vessels with more fuel-efficient designs than our current vessels. Competition from more technologically advanced vessels could adversely affect the chartering opportunities available to us and the charter rates we will be able to negotiate, therefore adversely affecting our business, operating results, cash flows, and financial condition, while also significantly decreasing the resale value of our vessels.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Inflation could have an adverse impact on our business, financial condition, and results of operations, both directly through the increase of the operating costs of our vessels and other vessels we may acquire and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowing global growth. Worldwide economies have in the recent past experienced significant inflationary pressures, with price increases seen across many sectors globally. In response to such inflationary pressures, central banks made steep increases in interest rates, which resulted in increases to the interest rates available to us for the financing of our operations and investment activity. If central banks continue to increase interest rates, the resulting increase to the interest rates available to us on both existing loans on floating rate and new debt financings or refinancings we may pursue could adversely affect our cash flows and our ability to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures. Furthermore, if inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition.

Whether such inflationary pressures will transition to a long-term inflationary environment and the effect of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain. Additionally, the monetary tightening implemented by a series of central banks around the world in order to curb inflationary pressures has also significantly increased the probability of an economic recession in the short- to medium-term future.

The failure of our current or future counterparties to meet their obligations under our contracts, including charter agreements, could cause us to suffer losses or otherwise adversely affect our business.

We have entered, and plan to enter, into various contracts, including charterparties with our customers, vessel management agreements and other agreements, which subject us to counterparty risks. The ability and willingness of each of our current or future counterparties to perform its obligations under these contracts with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the industries in which our counterparties operate, the overall financial condition of the counterparties, and the supply and demand for dry bulk commodities.

From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. In addition, in challenging market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charter agreements, and so our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel on favorable terms or at all, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

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

Our success will depend to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business and results of operations.

Our vessels may suffer damage, and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.

The operation of an ocean-going vessel carries inherent risks, which include the risk of the vessel or its cargo being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions cause by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts, and other similar circumstances or events.

If our vessels suffer damage, they may need to be repaired at a shipyard facility. The time and costs of repairs are unpredictable and may be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs and any repositioning costs, would decrease our earnings and reduce the amount of any dividends in the future. We may also be unable to find space at a suitable drydocking facility and be forced to travel to a drydocking facility that is not conveniently located to the position of our vessels. For more information, see “—Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.” We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

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

We maintain cash with a limited number of financial institutions, including financial institutions that are located in Greece, which will subject us to credit risk.

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

Generally, only a small portion of cash balances are covered by insurance in the event of default by these financial institutions in Greece or elsewhere. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. In the event of such a default by a financial institution, we may lose part or all of our cash that we hold deposited with such financial institution. Additionally, if any of our banks do not allow us to withdraw funds in the time and amounts that we want, we may not timely comply with contractual provisions in any of our contracts or our salary obligations, among other things. The occurrence of such a default of any of our banks could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We operate in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have substantially greater resources than we do. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition, and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

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

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurances include hull and machinery insurance, war risks insurance, demurrage and defense insurance, and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain for our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel, except in cases when our vessels transit through or call at high risk areas. We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, caps, limitations, and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We may also be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us.

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

We depend on Seanergy and its wholly owned management subsidiaries to partly operate our business and our business could be harmed if they fail to perform such services satisfactorily.

We have entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage, and certain other services. Certain of these services are being contracted directly with Seanergy Management Corp. (“Seanergy Management”) or Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement” and together with Seanergy Management, the “Managers”). Our operational success partly depends upon the Managers’ and Seanergy’s satisfactory performance of these services. Our business would be harmed if the Managers or Seanergy failed to perform these services satisfactorily. In addition, if our management agreements with the Managers or Seanergy were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.

We depend on third-party managers to manage part of our fleet.

We have entered into technical and commercial management agreements with the Managers and third-party managers for the management of part of our fleet. The Managers may subcontract or arrange certain aspects of the technical, such as crewing, or the commercial management for our current vessels and any other vessels we may acquire to third parties, including, but not limited to, V.Ships Greece Ltd. (“V.Ships”), Fidelity Marine Inc. (“Fidelity”), and Global Seaways S.A. (“Global Seaways”). The loss of the services of such third parties or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, we may have no recourse against these parties. In addition, we might not be able to find replacement third-party managers on terms as favorable as those currently in place.

Management fees are payable to the Managers or our third-party managers regardless of our profitability, which could have a material adverse effect on our business, financial condition, and results of operations.

Pursuant to the management agreements, we are paying to Seanergy Shipmanagement a fixed technical management fee of $14,000 per month for the M/V Gloriuship, M/V Chrisea, M/V Oasea, M/V Cretansea and M/V Goodship, and to Seanergy a fixed administration fee of $325 per vessel per day. We pay our third-party technical managers a fixed management fee of $10,000 per month for the M/V Tradership, M/V Synthesea and M/V Exelixsea. We are also paying to Seanergy Management a fee equal to 0.75% of the gross freight, demurrage, and charter hire collected from the employment of our vessels and a fee equal to 1% of the contract price of vessels bought, sold or bareboat chartered on our behalf (not including any vessels bought, sold or bareboat chartered from or to Seanergy). These management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, and crewing costs, for which we will reimburse the technical managers. In addition, we have entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for the vessels in our fleet. For such services, we are paying to Fidelity (i) a monthly fee of $5,000 and (ii) commission fees equal to 0.5% of the collected gross hire, freight and demurrage which may be increased to 1.25% in cases when there is no other ship brokerage firm involved in the negotiations, charterparty drafting and final agreement in regards to the employment of our vessels. Under such agreement, we reimburse Fidelity for all reasonable running and out-of-pocket expenses. These management fees, excluding the commission fees on the gross freight, demurrage and charter hire, are to some extent payable whether or not our vessels are employed and in any case regardless of our profitability, and we have no ability to require the Managers or our third-party managers to reduce these management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition, and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

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

Based upon our current and anticipated method of operations, we believe that we should not be treated as a PFIC, and do not expect to be a PFIC in the future. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position, including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We believe that we qualified for exemption from the 4% tax under Section 883 of the Code for our 2023 taxable year and intend to take this position on our tax return. There are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2024 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10.E. Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2024 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our share price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company, and will continue to be available to us even if we no longer qualify as an emerging growth company, but remain a foreign private issuer. These factors could make our common shares less attractive to some investors or otherwise harm our share price.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq’s corporate governance rules, we refer you to “Item 16G. Corporate Governance” in this annual report. To the extent we rely on these or other exemptions, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to adverse findings in our auditors’ reports and challenges to the accuracy of our published audited financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years, certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders were deprived of the possible benefits of such inspections. Since 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

Our vessels may be chartered to Chinese customers and, from time to time on our charterers’ instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial conditions, and results of operations.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations, and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, which relates to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers and employees, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR or other data privacy laws may expose entities to significant fines or other regulatory claims, which could have an adverse effect on our business and results of operations.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Despite our cybersecurity measures, a successful cyber-attack, including as a result of spam, targeted phishing-type emails, and ransomware attacks, or other breaches of or significant interruption or failure of our information technology systems, could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect or disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches and, therefore, it is difficult to assess the likelihood of such threat and any potential impact at this time.

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows, and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our shareholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject result in forfeiture of the vessel to forfeiture to the government of such jurisdiction.

Risks Relating to Our Common Shares

The market price of our common shares may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our common shares.

The market price of our common shares may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our share price are:

•	quarterly variations in our results of operations;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or the publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common shares, which makes it somewhat illiquid;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market, and currency factors unrelated to our performance.

The stock markets in general, and the markets for dry bulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common shares.

Additionally, there is no guarantee of a continuing public market to resell our common shares. We cannot assure you that an active and liquid public market for our common shares will continue.

We may issue additional common shares or other equity securities without your approval, which could dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness, or our equity incentive plan, without shareholder approval, in a number of circumstances.

In addition, as of March 28, 2024, we may be obliged to issue up to 6,962,770 additional common shares pursuant to the terms of our outstanding Class A Warrants at an exercise price of $2.25 per common share, subject to adjustment pursuant to the terms of such warrants.

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

A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to further price volatility in our common shares.

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

The declaration, timing, and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, and other factors. In January 2023, we paid a special dividend of $1.00 per common share, while since February 2023, we have initiated a regular quarterly dividend of $0.075 per common share.

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

The superior voting rights of our Series B Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition, results of operations, and the trading price of our common shares.

Anti-takeover provisions in our amended and restated articles of incorporation and our amended and second amended and restated bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and our second amended and restated bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our board to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-take-over provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay, or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series B Preferred Shares;

•	provide for a classified board of directors with staggered, three-year terms;

•	permit the removal of any director only for cause;

•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limit the persons who may call special meetings of shareholders; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

These anti-takeover provisions could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Our second amended and restated bylaws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our second amended and restated bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands (as amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

Our second amended and restated bylaws include a forum selection provision as described above. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our second amended and restated bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Exchange Act, creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, and results of operations.

Issuance of preferred shares, such as our Series B Preferred Shares, may adversely affect the voting power of our common shareholders and have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Our amended and restated articles of incorporation authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges, and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation, and the number of shares constituting any series without shareholders’ approval. Our board of directors issued prior to the Spin-Off (as described below), and may in the future issue, preferred shares with voting rights superior to those of the common shares, such as the Series B Preferred Shares. If our board of directors determines to issue preferred shares, such issuance may discourage, delay, or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders’ ability to realize any potential change of control premium.

We may not be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements.

Our common shares are listed on the Nasdaq Capital Market. There are a number of continued listing requirements that we must satisfy in order to maintain our listing on the Nasdaq Capital Market. We may not be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements. If we fail to maintain compliance with all applicable continued listing requirements for the Nasdaq Capital Market and Nasdaq determines to delist our common shares, the delisting could adversely affect the market liquidity of our common shares and our ability to obtain financing to repay any debt and fund our operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to “opt-out” of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

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

Our corporate affairs are governed by our amended and restated articles of incorporation, our second amended and restated bylaws, and the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization, or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as the Republic of Liberia, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, or the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. In February 2023, the Marshall Islands was added again to the list of non-cooperative jurisdictions, and removed again in October 2023. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. All of our subsidiaries are organized in the Republic of the Marshall Islands and the Republic of Liberia. The Marshall Islands has enacted economic substance regulations. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under such regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know (i) if the E.U. will once again add the Marshall Islands to the list of non-cooperative jurisdictions, or add Liberia to the list, (ii) how quickly the E.U. would react to any changes in regulations of the Marshall Islands, or (iii) how E.U. banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands and Liberia. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Overview

United Maritime Corporation is an international shipping company currently specializing in worldwide seaborne transportation services. We currently operate a fleet of eight dry bulk vessels, comprising three Panamax, three Capesize and two Kamsarmax vessels with an aggregate cargo-carrying capacity of approximately 922,054 dwt and an age of approximately 14.7 years. In February 2024, we entered into a bareboat charter agreement for a Kamsarmax dry bulk vessel, which is expected to be delivered to us between June and October 2024. Upon the delivery of this vessel, the Company’s operating fleet will consist of nine dry bulk vessels, with an aggregate cargo carrying capacity of 1,004,289 dwt.

We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on January 20, 2022. Our executive offices are located at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece and our telephone number is +30 2130181507. Our website is www.unitedmaritime.gr. The Commission maintains a website that contains reports, proxy and information statements, and other information that we file electronically at www.sec.gov. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

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

Following the Spin-Off, we and Seanergy became independent publicly traded companies. All references in this annual report to us for periods prior to the Spin-Off refer to the United Maritime Predecessor. The financial statements presented in this annual report for periods from January 1, 2022 to July 5, 2022 and for the fiscal year ended December 31, 2021 are carve-out financial statements of Seanergy’s consolidated historical financial statements.

Our common shares are listed on Nasdaq and began trading on the Nasdaq Capital Market on July 6, 2022 under the symbol “USEA”.

On July 11, 2022, we entered into separate memoranda of agreement with unaffiliated third parties, to acquire four secondhand tanker vessels, which were renamed M/T Parosea, M/T Bluesea, M/T Minoansea and M/T Epanastasea (the “Acquired Vessels”), for an aggregate purchase price of $79.5 million. We took delivery of M/T Parosea, M/T Bluesea and M/T Minoansea in August 2022, and delivery of the M/T Epanastasea in September 2022. We have sold all four of these vessels as follows: (i) in October 2022, we sold the M/T Parosea and M/T Bluesea to an unaffiliated third-party for a gross sale price of $62.5 million; (ii) in December 2022, we sold the M/T Minoansea to an unaffiliated third-party for a gross sale price of $39.0 million; and (iii) in August 2023, we sold the M/T Epanastasea to an unaffiliated third party for a gross sale price of $37.5 million.

On July 20, 2022, we completed an underwritten public offering of 8,000,000 units at a public offering price of $3.25 consisting of (i) one common share (or one pre-funded warrant in lieu of one common share) and (ii) one Class A warrant to purchase one common share at an exercise price of $3.25. The gross proceeds of the offering were approximately $26.0 million. All the 1,200,000 pre-funded warrants issued in connection with the offering were exercised by the end of July 2022. As of March 28, 2024, 6,962,770 Class A warrants were outstanding expiring on July 20, 2027.

On July 26, 2022, we issued an additional 5,000 Series C Preferred Shares to Seanergy in exchange for $5.0 million payable in cash in connection with the funding of the advance deposits payable for the Acquired Vessels.

In August and September 2022, our board of directors authorized two buyback programs of $6.0 million in total pursuant to which 3,289,791 of our common shares were repurchased at an average price of $1.81 per share. In October 2022, our board of directors authorized a third share buyback plan, pursuant to which we may repurchase up to an additional $3.0 million of our outstanding common shares in the open market. As extended, this plan expires on December 31, 2024.

In October 2022, the Compensation Committee of our board of directors granted awards under the plan of an aggregate of 1,000,000 restricted common shares. Of the total 1,000,000 shares issued, 800,000 shares were granted to the members of the board of directors of the Company and 200,000 shares were granted to certain of the Company’s service providers. The fair value of each share on the grant date was $2.28. The shares vested as follows: 333,344 shares vested on October 14, 2022, 333,328 shares vested on January 5, 2023 and 333,328 shares vested on June 5, 2023.

In November 2022, we fully redeemed the 10,000 Series C Preferred Shares issued to Seanergy at a price equal to 105% of the original issue price for an aggregate amount of $10.6 million, including all accrued and unpaid dividends up to the redemption date.

On November 29, 2022, we announced that our board of directors declared a special cash dividend of $1.00 per common share in connection with the profitable sales of the M/T Bluesea and M/T Parosea. The dividend was paid around January 10, 2023. Pursuant to the provisions of the Class A warrants, the exercise price of the warrants was adjusted from $3.25, pursuant to the provisions of the warrant agreement, by the dividend amount, to $2.25 per common share effective January 11, 2023.

In December 2022, we entered into definitive agreements to acquire two Capesize vessels, the M/V Goodship and M/V Tradership from Seanergy for an aggregate purchase price of $36.25 million. The purchase of the vessels was made pursuant to the ROFR and the acquisition was approved by a special independent committee of our board of directors.

In December 2022, the Compensation Committee of our board of directors approved the amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 1,500,000 shares and granted awards under the plan to our directors and certain service providers of an aggregate of 700,000 restricted common shares. Of the total 700,000 shares issued, 580,000 shares were granted to the members of our board of directors and 120,000 shares were granted to certain of the Company’s service providers. The fair value of each share on the grant date was $4.33. On December 28, 2022, 233,340 shares vested, while 233,330 shares vested on June 5, 2023 and 233,330 shares vested on October 5, 2023.

On February 7, 2023, we entered into agreements with two unaffiliated third parties to purchase two Kamsarmax dry bulk vessels for an aggregate purchase price of $39.2 million, to be financed through a combination of cash on hand and proceeds from the Neptune sale and leaseback transactions described under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Sale and Leaseback Transactions – March 2023 Neptume Sale and Leaseback” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Sale and Leaseback Transactions – April 2023 Neptune Sale and Leaseback.” The first vessel, which was renamed M/V Oasea, was built in 2010 at Tsuneishi Zhoushan Shipbuilding, has a cargo-carrying capacity of 82,217 dwt and was delivered to the Company on March 27, 2023. The second vessel, which was renamed M/V Cretansea, was built in 2009 at Universal Shipbuilding in Japan, has a cargo-carrying capacity of 81,508 dwt and was delivered to the Company on April 26, 2023.

On February 9, 2023, we entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, which was renamed M/V Chrisea. The vessel was delivered to the Company on February 21, 2023 under an 18-month bareboat charter at a daily rate of $7,300, a downpayment of $7.0 million and a purchase option of $12.4 million at the end of the charter period. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, will be approximately $23.4 million.

On February 10, 2023, we took delivery of the M/V Goodship. The acquisition of the M/V Goodship was financed by cash on hand and secured the amount of $7.0 million of the August 2022 EnTrust Facility (as defined in Item 5) pursuant to an amendment and restatement of the subject facility which was signed on January 30, 2023.

On February 21 2023, we declared the initiation of a regular quarterly cash dividend of $0.075 per common share and the declaration of a dividend of $0.075 per share for the fourth quarter of 2022. The quarterly dividend was paid on April 6, 2023 to all shareholders of record as of March 22, 2023.

On February 28, 2023, we took delivery of the M/V Tradership. The acquisition of the M/V Tradership was financed by cash on hand and secured the amount of $8.2 million of the August 2022 EnTrust Facility (as defined in “Item 5. Operating and Financial Review and Prospects”) pursuant to an amendment and restatement of the subject facility which was signed on January 30, 2023.

On March 31, 2023, following the delivery of the M/V Oasea, we entered into a $12.25 million sale and leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. (“Neptune”), for the purpose of partly financing the acquisition cost of M/V Oasea. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources—Sale and Leaseback Transactions—March 2023 Neptune Sale and Leaseback.”

On April 26, 2023, following the delivery of the M/V Cretansea, we entered into a $12.25 million sale and leaseback agreement with a subsidiary of Neptune, for the purpose of partly financing the acquisition cost of M/V Cretansea. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources—Sale and Leaseback Transactions—April 2023 Neptune Sale and Leaseback.”

On May 17, 2023, we declared a quarterly cash dividend of $0.075 per common share for the first quarter of 2023. The quarterly dividend was paid on July 6, 2023 to all shareholders of record as of June 22, 2023.

On August 1, 2023, we took delivery of the 78,020 dwt M/V Synthesea built in 2015 in Japan. The M/V Synthesea is chartered under a 12-month bareboat charter agreement, with a daily charter rate of $8,000 over the period of the bareboat charter, a downpayment of $7.0 million and a purchase option of $17.1 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, will be approximately $27.0 million.

On August 1, 2023, we declared a quarterly cash dividend of $0.075 per common share for the second quarter of 2023. The quarterly dividend was paid on October 6, 2023 to all shareholders of record as of September 22, 2023.

On August 9, 2023, as part of the sale of the M/T Epanastasea and the acquisition of the M/V Exelixsea, we replaced the collateral under the respective tranche previously secured by the M/T Epanastasea in the August 2022 EnTrust Facility. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Loan Arrangements —August 2022 EnTrust Facility.”

On August 29, 2023, we took delivery of the 76,361 dwt M/V Exelixsea built in 2011 in Japan. The M/V Exelixsea was acquired for a gross purchase price of $17.8 million, which was funded by our cash reserves, including the cash-collateralized $15.0 million of the August 2022 EnTrust Facility (as defined in “Item 5. Operating and Financial Review and Prospects”) previously secured by the M/T Epanastasea.

On November 14, 2023, we declared a quarterly cash dividend of $0.075 per common share for the third quarter of 2023 payable to all shareholders of record as of December 22, 2023.

On November 15, 2023, we entered into three separate and identical $10.0 million sale and leaseback agreements for the M/Vs Gloriuship, Goodship and Tradership with a Chinese lessor, for the purpose of refinancing the outstanding indebtedness of the respective vessels under the August 2022 EnTrust Facility. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources—Sale and Leaseback Transactions—Huarong Sale and Leaseback."

Recent Developments

On January 10, 2024, we paid the previously announced quarterly cash dividend of $0.075 per share, for the third quarter of 2023.

On February 9, 2024, we entered into a new time charter agreement at an improved index linked rate with the existing charterer of the M/V Chrisea, an international commodities trader, for a duration of about 12 to about 15 months. The charter will be in direct continuation from the current time charter agreement and is expected to commence in June 2024. All other terms of the time charter shall remain materially the same.

On February 19, 2024, we declared a quarterly cash dividend of $0.075 per common share for the fourth quarter of 2023. The quarterly dividend will be paid on or about April 10, 2024 to all shareholders of record as of March 22, 2023.

On February 22, 2024, we entered into a $13.8 million sale and leaseback agreement with an unaffiliated third party in order to refinance the August 2022 EnTrust Facility secured by the M/V Exelixsea. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources—Sale and Leaseback Transactions initiated after December 31, 2023—Village Seven Sale and Leaseback.”

On March 6, 2024, we entered into a bareboat charter agreement for an 82,235 dwt Kamsarmax dry bulk carrier built in 2016 in Japan, which will be renamed Nisea and is expected to be delivered to the Company between June and October 2024. The vessel will be chartered-in under an 18-month bareboat charter agreement, with a down payment of $7.5 million, at a daily charter rate of $8,000. We also have the option to purchase the vessel at the end of the bareboat charter period for a purchase price of $16.6 million. We made a down payment in the amount of $3.75 million upon the signing of the agreement and a further down payment of $3.75 million is payable prior to the expected date of delivery of the vessel. In aggregate, the acquisition cost for the vessel, assuming exercise of the purchase option, will be approximately $28.4 million.

On March 11, 2024, we entered into a term sheet for a $18.0 million sale and leaseback transaction to finance the expected exercise of a $17.1 million purchase option, under the bareboat charter agreement of the M/V Synthesea. Under the term sheet, the vessel is expected to be sold and bareboat chartered back for a seven-year period. The financing’s applicable interest rate will be 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company will have continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. The charterhire principal will amortize through eighty-four consecutive equal monthly installments of approximately $0.1 million along with a purchase option of $6.7 million at the expiration of the bareboat charter. At the end of the charter period, if the Company does not exercise its purchase option, the lessor may exercise their put option. The transaction is subject to board and committee approvals and completion of definitive documentation, and is expected to close between April to July 2024.

On March 27, 2024, the Compensation Committee of our board of directors approved the amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 260,000 common shares to the members of the Company’s board of directors and 75,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.635. On March 27, 2024, 67,000 shares vested, while 100,500 shares will vest on September 27, 2024 and 167,500 shares will vest on March 27, 2025.

On March 27, 2024, the August 2022 EnTrust Facility was refinanced with the Village Seven Sale and Leaseback. All obligations under the facility were irrevocably and unconditionally discharged pursuant to the deed of release dated March 27, 2024. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Loan Arrangements —August 2022 EnTrust Facility.”

B.	Business Overview

We are an international shipping company currently specializing in worldwide seaborne transportation services. We currently operate three Capesize dry bulk vessels, two Kamsarmax dry bulk vessels and three Panamax dry bulk vessels, with an aggregate cargo-carrying capacity of approximately 922,054 dwt and an age of approximately 14.7 years. In February 2024, we entered into a bareboat charter agreement for a Kamsarmax dry bulk vessel, which is expected to be delivered to us between June and October 2024. Upon the delivery of this vessel, the Company’s operating fleet will consist of nine dry bulk vessels, with an aggregate cargo carrying capacity of 1,004,289 dwt.

Our Current Fleet

The following table lists the vessel in our fleet as of the date of this annual report:
Vessel Name	Sector	Year Built	Dwt	Flag	Yard	Type of Employment
Goodship	Dry Bulk / Capesize	2005	177,536	Liberia	Mitsui	T/C Index Linked (1)
Tradership	Dry Bulk / Capesize	2006	176,925	Marshall Islands	Namura	T/C Index Linked (2)
Gloriuship	Dry Bulk / Capesize	2004	171,314	Marshall Islands	Hyundai	T/C Index Linked (3)
Oasea	Dry Bulk / Kamsarmax	2010	82,217	Marshall Islands	Tsuneishi	T/C Index Linked (4)
Cretansea	Dry Bulk / Kamsarmax	2009	81,508	Marshall Islands	Universal	T/C Index Linked (5)
Chrisea	Dry Bulk / Panamax	2013	78,173	Marshall Islands	Shin Kurushima	T/C Index Linked (6)
Synthesea	Dry Bulk / Panamax	2015	78,020	Liberia	Sasebo	T/C Index Linked (7)
Exelixsea	Dry Bulk / Panamax	2011	76,361	Marshall Islands	Oshima	T/C Index Linked (8)

(1) Chartered by a drybulk operator and delivered to the charterer on October 17, 2023 for a period of about 11 to about 13 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(2) Chartered by a major European charterer and delivered to the charterer on July 26, 2022 for a period employment of about 11 to about 15 months. On October 1, 2023, the charter period was extended for a period of about 11 to about 15 months and the daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and nine months priced at the prevailing Capesize FFA for the selected period.

(3) Chartered by an international commodities trader and delivered to the charterer on March 14, 2023 for a period employment of about 11 to about 15 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period.

(4) Chartered by a major European charterer and delivered to the charterer on April 24, 2023 for a period employment of minimum 11 to about 14 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of minimum two months based on the prevailing Panamax FFA for the selected period.

(5) Chartered by an international commodities trader and delivered to the charterer on May 1, 2023 for a period employment of about 12 to about 14 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between one and six months priced at the prevailing Panamax FFA for the selected period.

(6) Chartered by an international commodities trader and delivered to the charterer on February 24, 2023 for a period employment of about 12 to about 15 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of minimum two months based on the prevailing Panamax FFA for the selected period.

(7) Chartered by an international commodities trader and delivered to the charterer on August 3, 2023 for a period employment of minimum 14 to about 16 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of minimum two months based on the prevailing Panamax FFA for the selected period.

(8) Chartered by an international commodities trader and delivered to the charterer on August 31, 2023 for a period employment of minimum 11 to about 14 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of minimum two months based on the prevailing Panamax FFA for the selected period.

Our Business Strategy

Competitive Strengths

Opportunity for growth. We believe we are well positioned to continue to opportunistically expand and maximize our current fleet due to our competitive cost structure, strong customer relationships and experienced management team.

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

Experienced management team. Certain officers and directors of Seanergy serve on our board of directors and management team and as such we believe that our management team’s reputation and track record in building shipping fleets provides us with access to attractive acquisition, chartering and vessel-financing opportunities. Our management team has managed to repeatedly source vessel acquisition opportunities in the secondhand market for both ourselves and Seanergy, and then to profitably operate or dispose of such vessels, ensuring solid investment returns.

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

Environmental, Social, Governance, or ESG, Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Existing Vessel Design Index, or EVDI, upgrades, and Energy Saving Devices (“ESDs”) installations, weather routing, slow steaming, ballast and trim optimization during the ballast voyage legs and frequent propeller and hull cleaning policy constitute examples of the environmental practices our management team has deployed. Our fleet is fully equipped with Ballast Water Treatment Systems, while certain of our vessels are equipped with various ESDs like low friction hull paints, Ducts, VFDs, Boss Cap fins. Moreover, we remain committed to sustainable business practices and social responsibility. Our ESG initiatives are integral to our business strategy, encompassing measures to mitigate environmental impact, uphold social equity, and maintain strong governance standards. Notable efforts include the implementation of ESDs and other vessel upgrades to enhance efficiency and reduce emissions. Additionally, we prioritize the well-being of our workforce through measures such as gender equality initiatives, comprehensive training programs, and robust health benefits. As we anticipate future challenges and opportunities, we are committed to proactively manage both operational and ESG-related risks. By staying attuned to market dynamics and embracing sustainable practices, we aim to ensure the resilience and longevity of our business in an ever-evolving landscape.

Management of Our Fleet

Master Management Agreement

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

Commercial Management

Following the Spin-Off and up to April 1, 2023, we had appointed Seanergy Management for provision of certain commercial management services. Information regarding this agreement with Seanergy Management and the associated fees payable by the Company in 2023 is provided below in “Item 7. Major Shareholders and Related Party Transactions.”. Seanergy Management had sub-contracted certain commercial management services to (i) Fidelity for the dry vessels in our fleet, effective up to April 1, 2023, and (ii) Elite Tankship Pte Ltd (“Elite”) for the M/T Epanastasea, effective up to her sale to the new owners in August 2023. Pursuant to these agreements, we were paying to Fidelity commission fees equal to 0.15% calculated on the collected gross hire/freight/demurrage and to Elite a commission fee of 2.5% on freight, deadfreight and demurrage arising from or in connection with the employment of the vessel.

Effective April 1, 2023, United Management Corp. (“United Management”), a wholly-owned subsidiary of the Company, has entered into a services agreement with the Company’s vessel-owning subsidiaries (the “SPVs”) for acting as agent of the SPVs in relation to the vessels’ commercial management services. Pursuant to the services agreement, the SPVs pay to United Management a fee equal to 1.25% of the collected gross freight, demurrage and charter hire for the employment of the vessels, which may be increased to 2% in cases where United Management appoints Fidelity to act solely as the chartering broker.

United Management has sub-contracted certain commercial management services, including postfixture, commercial operation, sale and purchase and bareboat chartering to Seanergy Management. Pursuant to this agreement, each SPV pays to Seanergy Management a commission fee equal to 0.75% of the collected gross hire, freight/ and demurrage and a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by Seanergy Management on United Management’s behalf, except for any vessels bought, sold or bareboat chartered from or to Seanergy, or in respect of any vessel sale relating to a sale and leaseback transaction.

In addition, United Management has entered into a commercial management agreement with Fidelity for, among others, the chartering of our vessels. Pursuant to this agreement, the Company pays to Fidelity a monthly retained fee of $5,000 and each SPV pays to Fidelity a commission fee equal to 0.5% of the collected gross hire, freight and demurrage, which may be increased to 1.25%, in cases where there is no other ship brokerage firm involved in the negotiations, charterparty drafting and final agreement in respect of the employment of the vessels.

Technical Management

We have entered into technical management agreements with Seanergy Shipmanagement for the M/V Goodship, M/V Gloriuship, M/V Chrisea, M/V Oasea and M/V Cretansea. Seanergy Shipmanagement is responsible for arranging, inter alia, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. The technical management agreements with Seanergy Shipmanagement provide for a fixed monthly management fee of $14,000 per vessel. In 2023, we were paying to Seanergy Shipmanagement a fixed monthly management fee of $14,000 per vessel for the M/V Gloriuship, M/V Chrisea, M/V Oasea and M/V Cretansea. In relation to the M/V Goodship, we were paying to Seanergy Shipmanagement a fixed management fee of $10,000 in 2023 and up to March 17, 2024.

Furthermore, we have appointed V. Ships as the technical managers of the M/Vs Tradership, Synthesea and Exelixsea. V. Ships’ services are provided at a fixed monthly management fee of $10,000 per vessel. In 2023 we were paying to V.Ships fixed management fees of $9,625 for these vessels.

With respect to crewing services, we have also entered into crew management agreements with Global Seaways S.A. for the M/Vs Oasea, Chrisea, Cretansea and the M/V Gloriuship at monthly rates equal to $2,170 per vessel. In addition, since March 18, 2024 V.Ships Greece provides crew management services to the M/V Goodship for a monthly fee of $2,200.

Our vessels or additional vessels that we may acquire in the future may be managed by the Managers or by other unaffiliated management companies, including Fidelity, V. Ships and Global. These third-party managers will be supervised by the Managers.

Employment of Our Fleet

As of the date of this annual report, our three Capesize vessels are employed on time charters whose daily rates are linked to the BCI. Our three Panamax vessels and our two Kamsarmax vessels, are employed on time charters whose daily rates are linked to the BPI. A time charter is generally a contract to provide a ship for a predefined period to the charterer for an agreed daily rate, which can be fixed or index-linked. Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the time charter market ensure that there will be employment on the vessel for the defined period, while the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in rates. Spot charters also expose vessel owners to the risk of declining rates and rising fuel costs in case of voyage charters.

The Dry Bulk Shipping Industry

The global dry bulk vessel fleet is divided into four categories based on a vessel’s carrying capacity. These categories are:

Capesize. Capesize vessels have a carrying capacity exceeding 100,000 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

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

Charter hire rates paid for vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different vessel categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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

Vessel Prices

The prices of dry bulk vessels continued their increasing course that started in 2021 through the first half of 2022 benefiting from the increased ton-mile following Russia’s invasion in Ukraine, however this trend reversed in the second half of the year as a result of the decreased demand due to the fears of a recession in the global economy and extensive Covid-19 related lockdowns in China. In the first half of 2023, the prices of dry bulk vessels stabilized and gradually started to increase following China’s decision to rescind its zero-Covid policy and some signs of slowing inflation due to the coordinated action of central banks. However, since June, prices lost some momentum given the increased effective vessel supply and the slower than anticipated freight market recovery. Price declines were observed until the fourth quarter of 2023 when values rebounded once again on the back of stronger demand and soaring freight rates. In 2024 to date, dry bulk vessel prices have been following a significant upswing due to resilient ton-mile demand, limited effective supply of vessels and modest orderbook.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Our commercial manager negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We currently compete primarily with other owners of dry bulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. Ownership of dry bulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled companies and independent vessel owners.

Customers

Our customers include regional and international companies.

For the period from January 1, 2022 through July 5, 2022, one charterer of the United Maritime Predecessor accounted for 100% of the Predecessor’s revenues. During 2022, for the period from commencement of our vessels’ operations (July 6, 2022), five of our charterers accounted for 94% of our revenues. During 2023, five of our charterers accounted for 77% of our revenues.

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

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), terminal operators and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

Resolution A.1049(27) adopted on November 30, 2011 by IMO, and its amendments thereafter, requires all bulk carriers of 500 gt and above, having single-side skin construction and double-side skin construction, regardless of the width of the wing space, and all oil tankers of 500 gt and above, having double hull construction and other than double-hull construction, to complete a survey planning questionnaire and to prepare an Enhanced Survey Programme (ESP), at least six months in advance of the special survey, which will have to be approved by the subject ship’s Classification Society. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 will become effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these regulations.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Ocean-going vessels in these areas are subject to stringent emission controls. Recently at the MEPC78, the IMO approved a proposal for a new ECA for the Mediterranean Sea as a whole. These amendments will enter into force on May 1, 2024, however ships operating in this ECA will be exempted from compliance with the 0.1% m/m sulfur content standard for fuel oil until July 1, 2025. If other ECAs are approved by the IMO (e.g., in Japan and around the whole of the EU waters), or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy.

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

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II.2/4.2.1, will enter into effect January 1, 2026.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016, set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 will become effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective on January 1, 2024.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force globally on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention” which entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti-fouling Convention. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing that substance starting January 1, 2023. The amendments require ships to remove this substance or apply a coating to anti-fouling systems with this substance, at the next scheduled renewal of the anti-fouling system after January 1, 2023.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released a final Well Control Rule, which eliminated a number of provisions which could affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the Clean Water Act.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA, which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. It is intended to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community. The EPA has indicated that new federal discharge standards for vessels may be published in autumn 2024. In the meantime, the agency has seemingly strengthened its inspection and enforcement efforts to ensure compliance with the extended VGP scheme and warns that non-compliance can result in significant penalties. The VIDA gave the EPA two years to develop new national discharge standards for vessels and the U.S. Coast Guard another two years to develop regulations and best management practices to implement and enforce those standards. VIDA also specifies that the provisions of the VGP will continue to apply until EPA and the U.S. Coast Guard publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Any upcoming rule changes may have a financial impact on our vessels and may result in our vessels being banned from calling in US in case compliance issues arise.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In April 2023, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the proposals: (a) a bespoke emissions trading scheme for the maritime sector (Maritime ETS) which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, following trialogue negotiations and a vote in December 2023, the EU’s legislative bodies have reached an agreement on Maritime ETS. Maritime ETS applies fully to 5,000 GT ships transporting cargo or passengers for commercial purposes on a phased basis. This means that shipping companies will have to surrender 40% of allowances for 2024 in the year 2025; 70% of allowances for 2025 in the year 2026; and 100% of allowances for the year 2026 in the year 2027 and pay for emissions for the previous compliance year. Furthermore, the scope of emissions will now include not only CO2 but also methane and nitrous oxides with a view to widening the list of greenhouse gases from 2026. The size of ships falling within ETS will also be expanded from 2027 to include ships between 400 GT and 5,000 GT. Offshore ships will be included from 2027. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). The EU Parliament also voted to approve an amendment for 100% of non-EU emissions to be caught if the IMO does not introduce a global market-based measure by 2028. Maritime allowances will be auctioned and there will be no free allocation. The FuelEU regulation was passed into law on July 25, 2023 and will apply from January 1, 2025.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. The Convention was recently ratified and is due to enter into force on June 26, 2025. The EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply for financial years starting in 2024 to large EU and non-EU undertakings subject to certain financial and employee thresholds being met. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. At MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. These regulations could cause us to incur additional substantial expenses.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. Effective January 2023, the Revised MARPOL Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating (CII). MEPC 76 also adopted guidelines to support implementation of the amendments. The EEXI is part of the technical approach taken by IMO to improve the operational efficiency of existing ships. The EEXI measures apply to newbuild ships and all existing ships above 400 GT and CII requirements apply to all ships of 5,000 GT or above. Ships to which the regulation applies will be required to calculate EEXI value of each individual ship (i.e., attained EEXI) and the value shall be equal to or less than the allowable maximum value (i.e., required EEXI). Furthermore, if attained EEXI cannot satisfy the required EEXI, the ship should implement any countermeasures, such as shaft/engine power limitation, retrofitting energy saving devices, etc. These amendments are in line with the IMO Greenhouse gas strategy of reducing the carbon intensity of shipping to at least 40% by 2030 & 70% by 2050 compared to 2008 levels and require ships to incorporate a technical and operational approach to reduce carbon intensity and total Greenhouse gas emissions. MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024.

This means that the first annual reporting was to be completed in 2023, with the first rating to be awarded in 2024. The CII regulations state that a ship rated D for three consecutive years or E for one year will be required to submit a corrective action plan (CAP) showing how C or above will be achieved. Enforcement is expected to become more stringent from 2026 when the CII regulations are expected to be reviewed by the IMO.

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

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation is expected to come into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who has assumed all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under ETS. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel above 15 years of age is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Our coverage limit is as per International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which our vessels operate, the nationality of the vessels’ crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.

C.	Organizational Structure

We are a Marshall Islands corporation. Our significant wholly owned subsidiaries as of December 31, 2023 are listed in Exhibit 8.1 to this annual report on Form 20-F.

D.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview - Our Current Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” We were incorporated under the laws of the Republic of the Marshall Islands on January 20, 2022 and did not commence operations until the consummation of the Spin-Off on July 5, 2022. For periods from January 1, 2022 up to July 5, 2022, the accompanying financial statements reflect the financial position and results of the carve-out operations of United Maritime Predecessor. For period from January 20, 2022 up to December 31, 2022 and for the year ended December 31, 2023, the accompanying financial statements reflect the financial position and results of United Maritime Corporation and of its consolidated subsidiaries.

This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors.”

A.	Operating Results

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage charters;

•	vessels repositioning;

•	vessel operating expenses and direct voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market or on index-linked time charters generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel-owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters.

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

Results of Operations of United Maritime Corporation

(In thousands of U.S. Dollars, except for share and per share data)			Change
	Year ended December 31, 2023	For the period from January 20, 2022 (date of inception) through December 31, 2022	Amount	%
Revenues:
Vessel revenue, net	36,067	22,784	13,283	58%

Expenses:
Voyage expenses	(3,107)	(5,245)	2,138	(41)%
Vessel operating expenses	(20,338)	(5,179)	(15,159)	293%
Management fees-related party	(1,421)	(285)	(1,136)	399%
Management fees	(545)	(241)	(304)	126%
General and administration expenses	(6,018)	(5,524)	(494)	9%
Depreciation and amortization	(9,363)	(1,903)	(7,460)	392%
Gain on sale of vessel, net	11,804	36,095	(24,291)	(67)%
Operating income	7,079	40,502	(33,423)	(83)%
Other income / (expenses), net:
Interest and finance costs	(7,183)	(2,452)	(4,731)	193%
Interest and other income	542	39	503	1,290%
Loss on extinguishment of debt	(85)	(593)	508	(86)%
Other, net	(132)	(6)	(126)	2,100%
Total other expenses, net:	(6,858)	(3,012)	(3,846)	128%
Net income	221	37,490	(37,269)	(99)%
Net income attributable to common stockholders	126	35,086	(34,960)	(100)%

Net income per common share
Basic	0.02	7.79
Diluted	0.02	4.92
Weighted average number of common shares outstanding
Basic	8,359,487	4,503,397
Diluted	8,359,487	7,299,561

Results of Operations of United Maritime Predecessor

(In thousands of U.S. Dollars)	For the period from January 1, 2022 through July 5, 2022
Revenues:
Vessel revenue, net	2,327

Expenses:
Voyage expenses	(440)
Vessel operating expenses	(1,100)
Management fees – related party	(136)
Management fees	(66)
General and administrative expenses	(341)
Depreciation and amortization	(667)
Operating loss	(423)
Other (expenses) / income, net:
Interest and finance costs	(324)
Other, net	10
Total other expenses, net	(314)
Net loss	(737)

Year ended December 31, 2023 as compared to Period from July 5, 2022 through December 31, 2022 (2022 Company Period) and Period from January 1, 2022 through July 5, 2022 (2022 Predecessor Period)

Vessel Revenue, Net – Vessel revenue, net increased by $11.0 million or 44% in 2023 and is mainly attributable to the increase in the size of our fleet resulting to an increase of operating days from 726 days in 2022 to 2,143 days in 2023. This increase was partially offset by a decrease in TCE rate in 2023 compared of that of 2022. Please see the reconciliation of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure in “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Key Performance Indicators”.

Voyage Expenses – Voyage expenses amounted to $3.1 million in 2023 and $5.7 million in 2022. The decrease is attributed to the 114 operating days that our fleet was chartered in the spot market in 2022 compared to 44 days in 2023, during which such expenses are borne by the owners. The decrease was partially offset by the increase in bunkers’ consumption during the ballast period until the delivery of the vessels to the charterers and the increased brokerage commission as a result of the increase in the size of our fleet.

Vessel Operating Expenses – Vessel operating expenses amounted to $20.3 million in 2023 and $6.3 million in 2022. The increase is primarily attributable to the increase in ownership days from 800 ownership days in 2022 to 2,339 in 2023.

Management Fees – related party – Management fees to related party amounted to $1.4 million in 2023 and $0.4 million in 2022. The increase is related to the increase in ownership days for vessels that were under related parties’ management, from 365 days in 2022 to 1,208 days in 2023.

Management Fees – Management fees amounted to $0.5 million in 2023 and $0.3 million in 2022. The increase in 2023 is attributable to the increase in ownership days for vessels under third party management from 435 days in 2022 to 1,131 days in 2023.

General and Administrative Expenses – General and administrative expenses amounted to $6.0 million and $5.9 million in 2023 and 2022, respectively.

Depreciation and amortization – Depreciation and amortization amounted to $9.4 million in 2023 and $2.6 million in 2022. The increase is attributable to the increase in ownership days from 800 days in 2022 to 2,339 days in 2023. Three vessels underwent drydocking in 2023.

Gain on sale of vessels – The gain of $11.8 million recorded in the year ended December 31, 2023 is attributable to the sale of the M/T Epanastasea in August 2023. An aggregate amount of $0.4 million was paid to Seanergy Management for this sale in 2023, representing 1% of the gross sale price. The gain of $36.1 million in the year ended December 31, 2022 is attributable to the sale of three tanker vessels. An aggregate $1 million commission fee was paid to Seanergy Management for the sale of the tankers in 2022, which was offset against the respective gain.

Interest and Finance Costs – Interest and finance cost amounted to $7.2 million in 2023 and $2.8 million in 2022. The increase is attributable to the financing obtained for the vessels Oasea, Cretansea, Gloriuship, Tradership and Goodship and the increase of the weighted average interest rate on our outstanding debt from approximately 7.9% in 2022 to 8.7% in 2023.

Interest and Other Income – Interest and other income amounted to $0.5 million in 2023 and $0.04 million in 2022. The increase is attributed to the improved rates earned in 2023 from our time deposits.

Loss on extinguishment of debt – The loss in the year ended December 31, 2023 is attributable to the loss of $0.03 million following the repayment of the July 2022 EnTrust Facility and a loss of $0.06 million following the repayment of the August 2022 EnTrust Facility. The loss in the year ended December 31, 2022 is attributable to the early prepayment of the EnTrust facility tranches associated with the tankers sold in the year.

Please see Item 5.A of our Form 20-F filed with the Commission on April 4, 2023 for a discussion of the year-to-year comparison between 2022 and 2021.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

B.	Liquidity and Capital Resources

As of December 31, 2023, we did not have any contractual obligations other than the loan agreements, finance leases, other financial liabilities and capital expenditures for vessels acquisitions described below. In January 2024, we distributed $0.7 million as a quarterly cash dividend to our common shareholders. On February 19, 2024, we declared a cash dividend of $0.075 per share for the fourth quarter of 2023. The quarterly dividend will be paid on or about April 10, 2024 to all shareholders of record as of March 22, 2024.

On March 6, 2024, we entered into a bareboat charter agreement for an 82,235 dwt Kamsarmax dry bulk carrier built in 2016 in Japan, which will be renamed Nisea and is expected to be delivered to the Company between June and October 2024. The vessel will be chartered-in under an 18-month bareboat charter agreement, with a down payment of $7.5 million, at a daily charter rate of $8,000. We also have the option to purchase the vessel at the end of the bareboat charter period for a purchase price of $16.6 million. We made a down payment in the amount of $3.75 million upon the signing of the agreement and a further down payment of $3.75 million is payable prior to the expected date of delivery of the vessel. In aggregate, the acquisition cost for the vessel, assuming exercise of the purchase option, will be approximately $28.4 million.

On March 11, 2024, we entered into a term sheet for a $18.0 million sale and leaseback transaction to finance the expected exercise of a $17.1 million purchase option, under the bareboat charter agreement of the M/V Synthesea. Under the term sheet, the vessel is expected to be sold and bareboat chartered back for a seven-year period. The financing’s applicable interest rate will be 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company will have continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. The charterhire principal will amortize through eighty-four consecutive equal monthly installments of approximately $0.1 million along with a purchase option of $6.7 million at the expiration of the bareboat charter. At the end of the charter period, if the Company does not exercise its purchase option, the lessor may exercise their put option. The transaction is subject to board and committee approvals and completion of definitive documentation, and is expected to close between April to July 2024. The Company is currently evaluating financing alternatives to finance the expected exercise of a $12.6 million purchase option under the bareboat charter agreement of the M/V Chrisea. The Company's management believes that securing financing for the M/V Chrisea purchase option is probable.

We will require capital to fund ongoing operations and capital expenditures for our vessels’ scheduled surveys, vessel improvements to meet new regulations, for any future vessel acquisitions and to pay dividends.

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions, vessels sales and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations, finance leases and other financial liabilities. As of the date of this annual report, our cash flow projections indicate that cash on hand and cash to be provided by operating activities, financing activities and investing activities or a combination of any of those (i.e. debt agreements, vessel sales, sale and leaseback activities and finance leases) will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance, including obligations arising from purchase options in finance lease agreements and for vessel acquisitions.

As at December 31, 2023, working capital deficit amounted to $34.0 million, which is mainly driven from repayments due by December 31, 2024 of (i) $9.3 million due under our long-term debts and other financial liabilities and (ii) $31.4 million due under our finance lease liabilities.

Cash Flows of United Maritime Corporation

	Year ended December 31, 2023	From the date of inception (January 20, 2022) through December 31, 2022

Cash Flow Data:
Net cash (used in) / provided by operating activities	(6,228)	7,875
Net cash (used in) / provided by investing activities	(59,138)	6,488
Net cash provided by financing activities	9,935	55,569

Cash and cash equivalents and restricted cash, non-current, as of December 31, 2023 were $14.5 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euro.

Net Cash from Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 amounted to $6.2 million. Net cash provided by operating activities in the period from inception date (January 20, 2022) through December 31, 2022 amounted to $7.9 million. The decrease is primarily attributable to the increased predelivery operating expenses due to delivery of seven vessels during 2023 and drydocking costs, as three vessels underwent for drydocking in 2023.

Net Cash from Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $59.1 million. The 2023 cash outflows resulted mainly from $81.7 million payments for acquisition of vessels and improvements and $14.9 million lease payments and other initial direct costs for finance leased vessels. The outflows were partially offset by the $37.5 million proceeds from sale of M/T Epanastasea. Net cash provided by investing activities in the period from inception date (January 20, 2022) through December 31, 2022 was $6.5 million and represents $100.0 million proceeds received from the sale of three tanker vessels (M/Ts Bluesea, Parosea and Minoansea). The inflows were partially offset by an amount of $80.8 million paid in respect with the acquisition of four tanker vessels (M/Ts Bluesea, Parosea, Minoansea and Epanastasea) and $12.7 million advances paid for the acquisitions of two Capesize vessels (M/Vs Goodship and  Tradership).

Net Cash from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $9.9 million. The 2023 cash inflows resulted mainly from $54.5 million proceeds from long term debt and other financial liabilities and $1.9 million proceeds from issuance of shares following warrant exercises. The inflows were partially offset by $31.9 million repayments of long-term debt and other financial liabilities, $9.4 million dividend payments, $2.7 million payments for finance lease liabilities, $1.8 million payments of financing costs and $0.7 million payments for repurchases of common stock. Net cash provided by financing activities in the period from inception date (January 20, 2022) through December 31, 2022 was $55.6 million. The 2022 cash inflows resulted mainly from $73.0 million proceeds from long term debt, $25.0 million proceeds from issuance of common stock and warrants and $10 million proceeds from issuance of Series C preferred shares. The inflows were partially offset by $34.8 million repayments of long-term debt, $10.5 million from the redemption of Series C preferred shares, $6 million payments for repurchases of common stock, $0.9 million payments of financing and stock issuance costs and $0.2 million dividends paid on Series C preferred shares.

Cash Flows of United Maritime Predecessor

Cash and cash equivalents as at July 5, 2022 was $0.4 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.

Net Cash used in Operating Activities

Net cash used in operating activities in the period from January 1, 2022 to July 5, 2022 amounted to $0.6 million.

Net Cash used in Investing Activities

Net cash used in investing activities was $0.5 million for the period from January 1, 2022 to July 5, 2022 and relates to enhancement of vessel’s performance.

Net Cash provided by in Financing Activities

Net cash provided by financing activities was $0.7 million for the period from January 1, 2022 to July 5, 2022 and related to an inflow of $1.3 million from the Parent and was partially offset by $0.6 million related to long term debt repayments.

Prior to the Spin-Off, as part of Seanergy, United Maritime Predecessor was dependent upon Seanergy for all of its working capital and financing requirements, as Seanergy uses a centralized approach to cash management and financing of its operations. Financial transactions relating to United Maritime Predecessor are accounted for through the Seanergy equity account. Accordingly, none of Seanergy’s cash, cash equivalents or debt at the corporate level were assigned to the United Maritime Predecessor in the financial statements prior to Spin-Off.

Please see Item 5.A of our Form 20-F filed with the Commission on April 4, 2023 for a discussion of the year-to-year comparison between 2022 and 2021.

Loan Arrangements

Loan Facilities repaid during the years ended December 31, 2023

July 2022 EnTrust Facility

 On July 1, 2022, the loan facility entered into between Seanergy and Kroll Agency Services Limited and Kroll Trustee Services Limited as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, for the M/V Gloriuship, was amended for the purposes of replacing Seanergy with the Company as guarantor upon the consummation of the Spin-Off (the “July 2022 Entrust Facility”). All applicable financial covenants were waived with no material changes in the other terms of the loan facility.

On July 28, 2022, the July 2022 EnTrust Facility was amended and restated in order to (i) increase the facility from the total amount outstanding of $4.6 million to $14.0 million, (ii) change the maturity to February 2024, (iii) alter the guarantor of the facility to the Company and (iv) cancel all applicable financial covenants with no material changes in the other terms of the loan facility. The amended and restated July 2022 Entrust Facility was fully drawn on August 1, 2022. In connection with the sale of M/Ts Parosea and Bluesea, the Company prepaid $2.0 million of the July 2022 EnTrust Facility, as agreed with the lenders in November 2022 pursuant to a side letter. The facility bore a fixed interest rate of 7.90% and was repayable through two quarterly installments of $0.5 million and one of $1.0 million falling nine, twelve and fifteen months after the drawdown and a final balloon of $10.0 million payable at maturity. On December 5, 2023, the total amount outstanding under this facility was fully repaid in connection with the entry into the Huarong Sale and Leaseback and all obligations under the facility were irrevocably and unconditionally discharged.

Loan Facilities repaid after December 31, 2023

August 2022 EnTrust Facility

In August 2022, we entered into a secured loan facility of $63.6 million (the “August 2022 EnTrust Facility”) with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders to partially finance the acquisition of the M/Ts Parosea, Bluesea, Minoansea and Epanastasea at a fixed rate of 7.90% per annum. The facility originally had a term of 18 months after the drawdown of the last tranche and would amortize through three quarterly installments averaging $4.0 million commencing nine months from the drawdown date, followed by a $51.6 million balloon payable at maturity. Following the sale of the M/Ts Parosea and Bluesea, we repaid their respective tranches for an aggregate amount of $32.4 million.

On January 30, 2023, as part of the sale of the M/T Minoansea and the acquisitions of the M/Vs Goodship and Tradership, we entered into a deed of accession, amendment and restatement of the August 2022 EnTrust Facility in order to replace the collateral vessel securing this facility. Under the terms of the amended agreement, the fixed interest rate was amended to 9.00% per annum and the $15.2 million tranche that was previously secured by the M/T Minoansea was replaced by two tranches of $7.0 and $8.2 million, secured by the M/V Goodship and M/V Tradership, respectively.

On August 9, 2023, the Company entered into a deed of accession, amendment and restatement of the August 2022 EnTrust Facility in order to replace the collateral vessel securing this facility. Under the terms of the amended agreement, the $15.0 million tranche was secured by the M/V Exelixsea and bore a fixed rate of 9.0% per annum.

On December 5, 2023, we prepaid the $12.2 million outstanding indebtedness under the two tranches secured by the M/V Goodship and M/V Tradership, using proceeds from the Huarong Sale and Leaseback agreement, described below.

Following the 2023 amendments, the August 2022 EnTrust Facility was repayable through one installment of $0.5 million on the twelfth month after the original drawdown date, and an installment of $1.5 million on the fifteenth month after the original drawdown date, followed by a balloon installment of $13.0 million payable at maturity. The August 2023 EnTrust Facility was secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the M/V Exelixsea, an account pledge agreement concerning the earnings account of the vessel, a shares security agreement concerning the vessel-owning subsidiary’s shares and relevant technical and commercial managers’ undertakings. The facility agreement included certain restrictions on dividends from the borrower’s accounts and other distributions.

As of December 31, 2023, the total amount outstanding under this facility was $13.0 million.

This facility was fully repaid on March 27, 2024 in connection with the entry into the Village Seven Sale and Leaseback, and all obligations under the facility were irrevocably and unconditionally discharged.

Sale and Leaseback Transactions

Sale and Leaseback Activities initiated during the year ended December 31, 2023

March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of M/V Oasea, the Company entered into a $12.25 million sale and leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. (“Neptune”), for the purpose of partly financing the acquisition cost of M/V Oasea. The Company sold and chartered back the vessel from the Neptune subsidiary under a bareboat charter for a five-year period. The Company has continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, it has the obligation to repurchase the vessel for $6.4 million. The Company is required to maintain a security cover ratio (as defined in the bareboat charter) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the lessee is required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal amortizes in sixty consecutive monthly installments of approximately $0.1 million each along with a purchase obligation of $6.4 million due in March 2028. The applicable interest rate is 3-month Term SOFR plus 4.25% per annum.

As of December 31, 2023, the outstanding charterhire principal was $11.4 million.

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the M/V Cretansea, we entered into a $12.25 million sale-and-leaseback agreement with a subsidiary of Neptune, for the purpose of partly financing the acquisition cost of M/V Cretansea. The Company sold and chartered back the vessel from the Neptune subsidiary under a bareboat charter for a five-year period. The Company has continuous options to purchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, it has the obligation to purchase the vessel for $6.4 million. The Company is required to maintain a security cover ratio (as defined in the bareboat charter) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the lessee is required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal amortizes in sixty consecutive monthly installments of approximately $0.1 million each along with a purchase obligation of $6.4 million due in April 2028. The applicable interest rate is 3-month Term SOFR plus 4.25% per annum.

As of December 31, 2023, the outstanding charterhire principal was $11.5 million.

Huarong Sale and Leaseback

On November 15, 2023, the Company entered into three identical $10.0 million sale and leaseback transactions with affiliates of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) for the purpose of refinancing the outstanding indebtedness of the M/V Gloriuship which was previously financed by the July 2022 EnTrust Facility, and the outstanding indebtedness of the M/Vs Goodship and Tradership which were previously financed by the August 2022 EnTrust Facility. On December 5, 2023, the Company sold and chartered back the vessels from three affiliates of Huarong on a bareboat charter basis for a three-year period. The Company has continuous options to repurchase the vessels throughout the duration of the charters, starting six months after the commencement date, while at the end of each three-year bareboat period, the Company has the obligation to repurchase each vessel for $5.0 million. The sale and leaseback agreements do not include any financial covenants or security value maintenance provisions. The charterhire principal of each sale and leaseback transaction amortizes through 36 monthly installments of approximately $0.1 million and a purchase obligation of $5.0 million at the expiration of each bareboat agreement. The applicable interest rate is 3-month Term SOFR plus 3.3% per annum.

As of December 31, 2023, the aggregate charterhire principal was $30.0 million.

Sale and Leaseback Transactions initiated after December 31, 2023

Village Seven Sale and Leaseback

On February 22, 2024, we entered into a $13.8 million sale and leaseback agreement with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) in order to refinance the August 2022 EnTrust Facility. On March 27, 2024, the Company sold and chartered back the M/V Exelixsea from Village Seven on a bareboat basis for a period of four years, followed by an additional two-year period at the Company’s option. The charterhire principal will amortize through forty-eight consecutive monthly installments of $0.2 million paid in advance, which could extend to seventy-two installments in case of exercise of the two-year optional period. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the optional period, the Company has the option to take ownership of the vessel at nominal additional cost. The applicable interest rate is 3-month Term SOFR plus 2.65% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

C.	Research and development, patents and licenses, etc.

None.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2023, the BDI registered a low of 530 on February 16, 2023 and a high of 3,346 on December 4, 2023.

Since the financial crisis in 2008 the performance of the shipping indexes has been characterized by high volatility, as the growth in the size of the world fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2023, the size of the dry bulk fleet in terms of deadweight tons grew by an annual average of about 5% while the corresponding growth in demand for dry bulk carriers grew by 3%, resulting in a drop of about 50% in the value of the BDI over the period. In 2023, the total size of the dry bulk fleet rose by about 3.1%, compared to demand growth of 5.2%. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 2.3% in 2024, compared to expected demand growth of 1.5%.

Meanwhile, the wars between Russia and Ukraine and between Israel and Hamas have amplified the volatility in the dry bulk market with the BDI ranging since the beginning of the year between 1,308 and 2,419. The effect of the invasion of Ukraine was mildly positive for the dry bulk market in the first half of 2022, yet the overall longer-term effect remains uncertain.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. As described above, the initial effect of the invasion in Ukraine on the dry bulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the dry bulk freight market and our business would be difficult to predict. Meanwhile, inflationary trends have not, and we do not expect them to have, a material impact on our results of operations. However, such trends may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. The trading patterns of our vessels do not currently involve calling at Russian or Ukrainian ports, while on the other hand our suppliers and service providers have so far not been subject to any restrictions or disruptions in their operations. However, one potential area of impact has to do with the crewing of our vessels, as Ukraine and Russia are major crewing hubs for the shipping industry. As a result, disruptions and increased costs might be encountered in sourcing crew members for our fleet, which however would be a general issue for the shipping industry and we would not expect to materially impact our competitive position in the market.

Following the outbreak of the 2023 Israel–Hamas war, missile attacks by the Houthis have been reported at vessels passing off Yemen's coast in the Red Sea in December 2023. This has caused several vessels to divert via the Cape of Good Hope in South Africa, in order to avoid transiting the Red Sea. The initial effect of Red Sea tensions on the dry bulk market has been positive for the dry bulk market as the longer route via Cape of Good Hope is absorbing more vessels, thereby reducing supply. Looking forward, it is impossible to predict the course of this conflict and whether there would be any serious escalation emanating from the current state of affairs. Similar to the war in Ukraine, we believe that a generalized conflict involving several Middle Eastern nations would possibly result in higher inflation and possibly slower economic growth, which could potentially have an adverse effect on the demand for dry bulk commodities. To the extent that Red Sea tensions remain contained to the region, the effects on the dry bulk market could be similar to what we have seen so far. Apart from the effect on the dry bulk market, the current situation presents a significant safety hazard for all vessels transiting the Red Sea, and could ultimately potentially result in heavy damage being sustained due to successful missile strikes.

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

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis for our vessels comprising our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues. Our calculation of Operating Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Fleet utilization. Fleet utilization is the percentage of time that our vessels was generating revenues and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events.

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

	United Maritime Corporation
Fleet Data:	Year ended December 31, 2023	For the period from January 20, 2022 (date of inception) to December 31, 2022

Ownership days	2,339	614
Available days	2,200	614
Operating days	2,143	610
Fleet utilization	91.6%	99.3%

Average Daily Results:
TCE rate(1)	$15,380	$28,752
Daily Vessel Operating Expenses(2)	$6,861	$7,265

United Maritime Predecessor
For the period from January 1, 2022 through July 5, 2022
Fleet Data:
Ownership days	186
Available days	126
Operating days	116
Fleet utilization	62.3%

Average Daily Results:
TCE rate(1)	$16,267
Daily Vessel Operating Expenses(2)	$5,914

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

(In thousands of US Dollars, except operating days and TCE rate)	United Maritime Corporation
	Year ended December 31, 2023	For the period from January 20, 2022 (date of inception) to December 31, 2022

Vessel revenue, net	$36,067	$22,784
Voyage expenses	$(3,107)	$(5,245)
Time charter equivalent revenues	$32,960	$17,539
Operating days	2,143	610
TCE rate	$15,380	$28,752

(In thousands of US Dollars, except operating days and TCE rate)	United Maritime Predecessor
For the period from January 1, 2022 through July 5, 2022

Vessel revenue, net	$2,327
Voyage expenses	$(440)
Time charter equivalent revenues	$1,887
Operating days	116
TCE rate	$16,267

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	United Maritime Corporation
	Year ended December 31, 2023	For the period from January 20, 2022 (date of inception) to December 31, 2022

Vessel operating expenses	20,338	5,179
Pre-delivery expenses	(4,291)	(718)
Vessel operating expenses before pre-delivery expenses	$16,047	$4,461
Ownership days	2,339	614
Daily Vessel operating expenses	$6,861	$7,265

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	United Maritime Predecessor
For the period from January 1, 2022 through July 5, 2022

Vessel operating expenses	$1,100
Ownership days	186
Daily Vessel operating expenses	$5,914

E.	Critical Accounting Estimates

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

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs and cost of any equipment not yet installed or right-of use assets, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels and right-of use assets. We determine undiscounted projected operating cash flows, for each vessel and right-of use assets with an impairment indicator and compare it to the vessel’s carrying value or right-of use asset. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel or right-of use assets. Measurement of the impairment loss is based on the fair value of the vessel as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the outliers) adjusted for commissions, expected off hires due to scheduled vessel maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled vessel maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2023 and 2022.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of our vessels may have declined below the vessels’ carrying value or right-of use assets, even though we would not impair the vessel’s carrying value or right-of use under our accounting impairment policy. The table set forth below indicates (i) the carrying value of our vessels and right-of use assets as of December 31, 2023 and December 31, 2022, respectively, and (ii) if we believe our vessels had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs or right-of use assets, plus any unamortized deferred dry-docking costs and costs of any equipment not yet installed. The difference between the carrying value of our vessels or right-of use assets and their market value of $5.5 million and $3.1 million, as of December 31, 2023 and 2022, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold our vessel, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2023 and 2022. For purposes of this calculation, we assumed that the vessel would be sold at a price that reflected our estimate of their charter-free market value as of December 31, 2023 and 2022.

			Carrying value plus unamortized dry-docking costs and cost of any equipment not yet installed as of (in millions of U.S. dollars)
Vessel	Year Built	Dwt	December 31, 2023		December 31, 2022
Gloriuship	2004	171,314	15.9	*	17.6	*
Goodship	2005	177,536	16.2		-
Tradership	2006	179,925	20.0	*	-
Oasea	2010	82,217	18.7		-
Cretansea	2009	81,508	18.9	*	-
Chrisea	2013	78,173	21.5	*	-
Synthesea	2015	78,020	26.2	*	-
Exelixsea	2011	76,361	17.6		-
Epanastasea	2008	109,647	-		20.3
TOTAL			155.0		37.9

*
Indicates Company’s vessels or right-of use assets for which we believe, as of December 31, 2023 and 2022, the basic charter-free market value was lower than the vessel’s carrying value or right-of use assets plus unamortized dry-docking costs and cost of any equipment not yet installed.

Our estimate of charter-free market value assume that our vessels were in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimate is based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them. We refer you to the risk factor entitled “The market values of our vessels may decrease, which could limit the amount of funds that we can borrow in the future, trigger breaches of certain financial covenants under any future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. To minimize such subjectivity, our analysis for the year ended December 31, 2023, for which indicators of impairment were identified, also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 24% for Capesize vessels and 13% for Panamax and Kamsarmax vessels, we would not require to recognize impairment for the year ended December 31, 2023.

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

Name	Age	Position	Director Class
Stamatios Tsantanis	52	Chairman, Chief Executive Officer & Director	C
Stavros Gyftakis	45	Chief Financial Officer & Director	B
Christina Anagnostara	53	Director*	A
Ioannis Kartsonas	52	Director*	A
Dimitrios Kostopoulos	49	Director*	B

*	Independent Director

The term of our Class A directors expires at the annual general meeting of shareholders in 2026, the term of our Class B directors expires at the annual general meeting of shareholders in 2024, and the term of our Class C directors expires at the annual general meeting of shareholders in 2025.

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis is the founder and the Chairman, Chief Executive Officer and a member of our board of directors. Mr. Tsantanis is currently the Chairman of the board of directors and the Chief Executive Officer of Seanergy, serving in the role since October 2012 and has led Seanergy’s significant growth to a world-renowned Capesize dry bulk company with a carrying capacity of approximately 3.1 million dwt. Mr. Tsantanis also served as Seanergy’s Interim Chief Financial Officer from November 2013 until October 2018. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions. He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the advisor of ETFMG (the manager of the NYSE listed BDRY and BSEA) and is a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis is our Chief Financial Officer and a member of our board of directors. Mr. Gyftakis is also Seanergy’s Chief Financial Officer and has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 18 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President on the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction. He also holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara is a member of our board of directors and the Chairman and a member of United’s Audit and Nominating Committees. Ms. Anagnostara is also a member of the board of directors of Seanergy, and between 2008 to 2013 she served as Seanergy’s Chief Financial Officer. She has more than 26 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

Ioannis Kartsonas is a member of our board of directors, the Chairman and a member of United’s Compensation Committee and a member of United’s Nominating Committee. Mr. Kartsonas is also a member of the board of directors of Seanergy and the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

Dimitrios Kostopoulos is a member of our board of directors and a member of United’s Audit and Compensation Committees. Mr. Kostopoulos is the Chief Executive Officer of Alpha Finance S.A., the brokerage arm of Alpha Bank Group, one of the leading Groups of the financial sector in Greece. He has more than 20 years of experience in the financial services industry. Prior to assuming his position in Alpha Finance, he served as Head of Investor Relations of the Alpha Bank Group for more than 10 years, with a focus on the institutional shareholding base of the bank. During his tenure, he was actively engaged in all the significant capital raisings that Alpha Bank Group successfully concluded in the Equity and Debt Capital Markets. Prior to this, Mr. Kostopoulos served as Fund Manager in Alpha Asset Management M.F.M.C. and he has also held positions in the Private Banking and Treasury units of the Group. Mr. Kostopoulos holds a Master of Science (MSc) in Shipping Trade & Finance from Bayes Business School (formerly named Cass Business School) of City University in London.

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

Board Diversity Matrix (As of March 28, 2024)

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

For the year ended December 31, 2023, the aggregate cash compensation and bonus for the Company's executive officers and directors amounted to $1.5 million. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings board of directors or committees.

On March 27, 2024, the Compensation Committee of our board of directors approved the amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 260,000 common shares to members of the Company’s board of directors and 75,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.635. On March 27, 2024, 67,000 shares vested, while 100,500 shares will vest on September 27, 2024 and 167,500 shares will vest on March 27, 2025.

Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Furthermore, in line with Nasdaq requirements we have established a clawback policy, a copy of which has been filed as Exhibit 97.1 to this Annual Report.

Equity Incentive Plan

Our board of directors in July 2022 adopted the 2022 Equity Incentive Plan (the “Plan”). On October 14, 2022, the Plan was amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 1,500,000 shares. On December 28, 2022, the Plan was further amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 2,000,000 shares. On March 27, 2024, the Plan was further amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 400,000 shares. 65,000 shares remain available for issuance under the Plan.

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

Compensation Committee

Our compensation committee consists of Ioannis Kartsonas and Dimitrios Kostopoulos, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Christina Anagnostara and Ioannis Kartsonas, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

D.	Employees

We have two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis, and we employ Ms. Theodora Mitropetrou, our general counsel. In addition, we employ a support staff consisting of two employees.

E.	Share Ownership

The common shares beneficially owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

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

Calculation of percent of class beneficially owned by each person is based on 9,012,456 common shares outstanding as of March 28, 2024. Beneficial ownership is determined in accordance with the Commission’s rules. Accordingly, in computing percentage ownership of each person, shares underlying securities held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this annual report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
Identity of Person or Group	Number of Shares Owned	Percent of Class
Stamatios Tsantanis(1)	918,912	10.2%
Dimitrios Kostopoulos	210,000	2.3%
Stavros Gyftakis	195,011	2.2%
Christina Anagnostara	195,000	2.2%
Ioannis Kartsonas	56,018	0.6%
Directors and officers as a group (5 individuals)	1,574,941	17.5%

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

As of March 28, 2024, we had 26 shareholders of record, five of which were located in the United States holding an aggregate of approximately 8,294,720 of our common shares, representing approximately 92.0% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held approximately 8,269,548 of our common shares. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

On January 20, 2022, United was incorporated by Seanergy, under the laws of the Republic of the Marshall Islands to serve as the holding company of the Predecessor that was contributed to United by Seanergy upon effectiveness of the Spin-Off. The Spin-Off was pro rata to the shareholders of the Parent, including holders of the Parent’s outstanding common shares and Series B preferred shares, so that such holders maintained the same proportionate interest in the Parent and in United both immediately before and immediately after the Spin-Off. In connection with the Spin-Off, our Chairman and Chief Executive Officer received 40,000 Series B Preferred Shares, while 5,000 Series C Preferred Shares were issued to Seanergy in exchange for $5.0 million working capital contribution. Following the Spin-Off, United and Seanergy are independent publicly traded companies.

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

Management Agreements

Prior to the consummation of the Spin-Off, United entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services for our vessels. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement and Seanergy Management. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The initial term of our master management agreement with Seanergy will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the current term, this agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

In relation to the technical management, Seanergy Shipmanagement is responsible for arranging for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the M/V Gloriuship, the M/V Goodship, the M/V Chrisea, the M/V Oasea and the M/V Cretansea. The technical management agreements provide for a fixed management fee of $14,000 per month per vessel. In 2023 up until March 17, 2024 we paid a monthly fee of $10,000 to Seanergy Shipmanagement for the M/V Goodship.

In addition, United had entered into a commercial management agreement with Seanergy Management pursuant to which Seanergy Management acted as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of United’s vessels, including chartering, monitoring thereof, freight collection, and sale and purchase. Such agreement was in effect up until April 1, 2023, except for the M/T Epanastasea for which the agreement was valid until her sale in August 2023. Pursuant to this agreement, we were paying to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels except for any vessels that would be chartered-out to Seanergy. Seanergy Management also earned a fee equal to 1% of the contract price of any vessel bought or sold by them on our behalf until March 31, 2023, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale leaseback transaction.

Since April 1, 2023, United Management entered into a management agreement with Seanergy Management for the commercial management of our vessels, including postfixture, commercial operation, sale and purchase and bareboat chartering. Pursuant to this agreement, we are paying to Seanergy Management a commission fee equal to 0.75% of the collected freight, demurrage and charter hire collected from the employment of our vessels, except for any vessels that may be chartered-out to Seanergy. Seanergy Management also earns a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by them on our behalf, except for any vessels bought, sold or bareboat chartered from or to Seanergy, or in respect of any vessel sale relating to a sale leaseback transaction.

Additional vessels that we may acquire in the future may be managed by Seanergy Shipmanagement, Seanergy Management or by other unaffiliated management companies.

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

Share Purchase Agreement

On July 26, 2022, we entered into a Share Purchase Agreement with Seanergy pursuant to which Seanergy purchased 5,000 of our newly issued Series C Preferred Shares in exchange for $5.0 million payable in cash in connection with our obligation to pay the advance deposits pursuant to the memoranda of agreement for the M/Ts Parosea, Bluesea, Minoansea and Epanastasea. In November 2022, we redeemed all 10,000 Series C Preferred Shares issued to Seanergy pursuant to their terms for a gross redemption price (including all accrued and unpaid dividends up to the redemption date) of $10.6 million.

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

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. On February 22, 2023, we announced the initiation of a regular quarterly cash dividend of $0.075 per common share and the declaration of a dividend of $0.075 per share for the fourth quarter of 2022, which was paid on April 6, 2023 to all shareholders of record as of March 22, 2023. On July 6, 2023, we paid a quarterly dividend of $0.075 per common share, for the first quarter of 2023, to all shareholders of record as of June 22, 2023. On October 6, 2023, we paid a quarterly dividend of $0.075 per share, for the second quarter of 2023, to all shareholders of record as of September 22, 2023. On January 10, 2024 we paid a cash dividend of $0.075 per share for the third quarter of 2023 to all shareholders of record as of December 22, 2023. On February 19, 2024, we declared a cash dividend of $0.075 per share for the fourth quarter of 2023 payable on or about April 10, 2024 to all shareholders of record as of March 22, 2024.

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

Our current amended and restated articles of incorporation have been filed as Exhibit 1.1 to our Registration Statement on Form 20-F filed on June 6, 2022. The information contained in this exhibit is incorporated by reference herein.

On December 27, 2023, our board of directors adopted the Second Amended and Restated Bylaws of the Company, which are attached to this report as Exhibit 1.2.

A description of the material terms of our amended and restated articles of incorporation and second amended and restated bylaws and of our capital stock is included in “Description of Securities” attached hereto as Exhibit 2.4 and incorporated by reference herein.

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

The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common shares as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common shares that is treated for U.S. federal income tax purposes as:

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

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our common shares as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more (by vote or value) of our shares;

•	persons that own shares through an “applicable partnership interest”;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our common shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

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

Because of the complexity of the tax laws and because the tax consequences to any particular holder of our common shares may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our common shares, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.

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

We did not satisfy the 50% Ownership Test for our 2023 taxable year. Furthermore, these substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

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

We believe that our common shares constituted 50% or more of our outstanding shares, by total combined voting power of all classes of our stock entitled to vote and by total combined value of all classes of stock for 2023. Furthermore, based on our analysis of our shareholdings during 2023 (Schedule 13G and Schedule 13D filings with the Commission), we believe that we satisfied the Publicly-Traded Test for our 2023 taxable year, and intend to take this position on our tax return.

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

Taxation of Distributions Paid on Common Shares

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

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis in a common share — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

Based upon our current and anticipated method of operations, we believe that we should not be treated as a PFIC, and do not expect to be a PFIC in the future. Although there is no legal authority directly on point, our determination is based in part on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the common shares, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder would be required to file an IRS Form 8621 with respect to such holder’s common shares.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

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

United States Federal Income Taxation of Non-U.S. Holders

Dividends paid to a Non-U.S. Holder with respect to our common shares generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).

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

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our common shares to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally should apply to distributions paid on our common shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common shares by a non-corporate U.S. Holder, who:

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

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our common shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common shares.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file annual reports and other information with the Commission. Our Commission filings are also available to the public at the website maintained by the Commission at http://www.sec.gov, as well as on our website at www.unitedmaritime.gr. The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

I.	Subsidiary information

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS.

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate sale and leaseback transactions, according to which we pay interest at a rate of Term SOFR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt. As of December 31, 2023, we had aggregate variable-rate borrowings of $52.8 million. We have not entered into any hedging contracts to protect against interest rate fluctuations.

The following table sets forth the sensitivity of our existing loans as of December 31, 2023, as to a 100-basis point increase in Term SOFR and reflects the additional interest expense.

Year	Amount (in $ thousands)
2024	508
2025	434
2026	360
2027	155
2028	40
Total	1,497

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. Approximately a quarter of our operating expenses and less than half of our general and administration expenses (approximately 37% in 2023) are anticipated to be in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2023.

b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and our Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2023.

However, it should be noted that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements with certainty even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate / obsolete because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

Our board of directors has determined that Christina Anagnostara, an independent director, chairman and a member of our audit committee, is an “Audit Committee Financial Expert” under Commission rules and the corporate governance rules of the Nasdaq Stock Market.

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

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A. Audit, audit-related and non-audit services billed and accrued from Ernst & Young (Hellas) Certified Auditors Accountants S.A. are as follows:

	2023	2022
Audit fees	$193,000	$172,000
Audit related fees	$26,000	$46,000
Tax fees	-	-
All other fees	-	-
Total fees	$219,000	$218,000

Audit fees for 2023 related to professional services rendered for the audit of our financial statements of United Maritime Corporation for the year ended December 31, 2023. Audit fees for 2022 related to professional services rendered for the audit of our financial statements of United Maritime Corporation for the year ended December 31, 2022 and the carve-out financial statements of United Maritime Predecessor until the consummation of spin-off. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services. Our audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors are to be pre-approved.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
May 1-31, 2023	37,240	$2.893	37,240	$2,892,104
June 1-30, 2023	29,991	$2.808	29,991	$2,807,898
August 1-31, 2023	50,240	$2.325	50,240	$2,691,093
September 1-30, 2023	79,640	$2.513	79,640	$2,490,926
October 1-31, 2023	53,081	$2.392	53,081	$2,363,959
November 1-30, 2023	4,282	$2.329	4,282	$2,353,987
December 1-31, 2023	10,276	$2.390	10,276	$2,329,431
January 1-31, 2024	17,174	$2.497	17,174	$2,286,553

In October 2022, our board of directors authorized a share buyback plan with an expiration date, as extended, of December 31, 2024, pursuant to which we may repurchase up to $3.0 million of our outstanding common shares in the open market. As of March 28, 2024, we have repurchased 281,987 common shares for an aggregate purchase price of approximately $716,267 pursuant to this buyback plan. The maximum value of shares that may yet be purchased under our buyback plan as of March 28, 2024 was $2,286,553.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq’s corporate governance rules. The Company’s corporate governance practices deviate from Nasdaq’s corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approve share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our amended and restated articles of incorporation and second amended and restated bylaws, the board of directors approves certain share issuances.

•	The Company’s board of directors is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.

•	The Company’s board of directors is not required to meet regularly in executive sessions without management present.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our second amended and restated bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our Board of Directors has adopted the “Statement of Company Policy – Trading in the Company’s Securities” in relation to policies and procedures to detect and prevent insider trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to this Annual Report.

ITEM 16K.	CYBERSECURITY

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our board of directors and senior management team ensure that adequate resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement risk-based controls to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our vessels.

As part of our cybersecurity risk management system, our information & technology management team tracks and logs privacy and security incidents across our Company, our vessels, our customers, suppliers and other third-party service providers to remediate and resolve any such incidents. Significant incidents are reviewed regularly by our information & technology management team to determine whether further escalation is appropriate. We also engage annually third parties, such as specialized assessors, consultants and our external auditors, as well as our internal audit department, to audit our information security systems, whose findings are reported to our senior management team. Any identified incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to our senior management team who is responsible to assess its overall materiality in due time and decide whether further reference to our board of directors is necessary. We further consult with outside counsel as appropriate, including on materiality analysis and disclosure requirements’ matters, and our senior management, in cooperation if required with our board of directors, makes the final materiality determinations and disclosure and other compliance decisions.

As we do not have a dedicated board committee solely focused on cybersecurity, our senior management team has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)          Continuous monitoring of cybersecurity threats, both internal and external. through the use of data analytics and network monitoring systems.

(ii)         Engagement of third party consultants and other advisors to assist in assessing points of vulnerability of our information security systems.

(iii)      Overall assessment of cybersecurity incidents materiality and potential impact on the company’s operations and financial condition by our senior management team and our board of directors, in cooperation, if considered necessary, with specialized external consultants.

(iv)        Oversight responsibility of cybersecurity risks and compliance with relevant disclosure requirements lies with our senior management team and our board of directors.

(v)       Training and Awareness – we have various information technology policies relating to cybersecurity. We also provide employee mandatory training that is administered on a periodic basis that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks. We also require employees to sign confidentiality agreements, where appropriate to their role.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated appropriate resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For more information certain risks associated with cybersecurity, see “Item 3.D. Risk Factors—Company-Specific Risk Factors—A cyber-attack could materially disrupt our business.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item, together with the reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., are set forth on pages F-1 through F-33 and F-1 through F-18 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

1.2	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the Commission on December 27, 2023)

2.1	Form of Common Share Certificate (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

2.2	Statement of Designation of the Series A Participating Preferred Stock of the Company*

2.3	Statement of Designation of the Series B Preferred Shares of the Company*

2.4	Description of Securities*

4.1
Amended and Restated Shareholders’ Rights Agreement dated as of December 27, 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the Commission on December 27, 2023)

4.2	Amendment to the Amended and Restated Shareholders’ Rights Agreement dated as of April 1, 2024 *

4.3	Amended and Restated Equity Incentive Plan of the registrant dated March 27, 2024*

4.4
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

4.7
Form of Technical Management Agreement with Seanergy Shipmanagement Corp. (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

4.8	Form of Technical Management Agreement with V.Ships Limited (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the Commission on April 4, 2023)

4.9	Commercial Management Agreement between United Management Corp. and Seanergy Management Corp. dated April 5, 2023*

4.10	Commercial Management Agreement between United Management Corp. and Fidelity Marine Inc. dated April 5, 2023*

4.11	Form of Services Agreement with United Management Corp.*

4.12
Form of Securities Purchase Agreement between United Maritime Corporation and certain purchasers thereto (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.13
Warrant Agency Agreement dated July 19, 2022 between United Maritime Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.14	Form of Class A Share Purchase Warrant (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.15	Bareboat Charterparty dated February 9, 2023 for the M/V Chrisea (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the Commission on April 4, 2023)

4.16
Bareboat Charter Agreement dated March 31, 2023 between NML Oasea LLC and Oasea Maritime Co. for the M/V Oasea (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the Commission on April 4, 2023)

4.17
Guarantee in respect of M/V Oasea dated March 31, 2023 between NML Trustee LLC and United Maritime Corporation (1.1 incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the Commission on April 4, 2023)

4.18	Guarantee in respect of the M/V Oasea dated March 31, 2023 between NML Trustee LLC and Cretansea Maritime Co.*

4.19	Amendment Agreement dated March 22, 2024 to a Bareboat Charter dated March 31, 2023 in relation to the M/V Oasea*

4.20	Bareboat Charter Agreement dated April 12, 2023 between NML Cretansea LLC and Cretansea Maritime Co. for the M/V Cretansea*

4.21	Guarantee in respect of the M/V Cretansea dated April 12, 2023 between NML Trustee LLC and United Maritime Corporation*

4.22	Guarantee in respect of the M/V Cretansea dated April 12, 2023 between NML Trustee LLC and Oasea Maritime Co.*

4.23	Amendment Agreement dated March 22, 2024 to a Bareboat Charter dated April 12, 2023 in relation to the M/V Cretansea*

4.24	Bareboat Charter Agreement dated April 19, 2023 between Mi-Das Line S.A. and Synthesea Maritime Co. for the M/V Synthesea*

4.25	Bareboat Charter Agreement dated November 15, 2023 between Giant 4 Holding Limited and Traders Maritime Co. for the M/V Tradership*

4.26	Guarantee in respect of the M/V Tradership dated November 15, 2023 between Giant 4 Holding Limited and United Maritime Corporation*

4.27	Bareboat Charter Agreement dated November 15, 2023 between Giant 5 Holding Limited and Good Maritime Co. for the M/V Goodship*

4.28	Guarantee in respect of the M/V Goodship dated November 15, 2023 between Giant 5 Holding Limited and United Maritime Corporation*

4.29	Bareboat Charter Agreement dated November 15, 2023 between Giant 6 Holding Limited and Sea Glorius Shipping Co. for the M/V Gloriuship*

4.30	Guarantee in respect of the M/V Gloriuship dated November 15, 2023 between Giant 6 Holding Limited and United Maritime Corporation*

4.31	Bareboat Charter Agreement dated February 22, 2024 between Exelixsea Maritime Co. and Village Seven Co., Ltd and V7 Fune Inc. for the M/V Exelixsea*

4.32	Guarantee in respect of the M/V Exelixsea dated February 22, 2024 issued by United Maritime Corporation*

4.33	Bareboat Charter Agreement dated March 6, 2024 between Basic Eternity Line S.A. and Nisea Maritime Co. for the M/V Scarlet Robin (tbr Nisea)*

8.1	List of Subsidiaries*

11.1	Statement of Company Policy – Trading in the Company’s Securities *

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer*

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.*

97.1	Policy for the Recovery of Erroneously Awarded Incentive Compensation of the Company*

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Reports of Independent Registered Public Accounting Firm (PCAOB ID 1457), (ii) Consolidated Balance Sheets as of December 31, 2023 and 2022, (iii) Consolidated Statement of Operations for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022, (iv) Consolidated Statement of Stockholders' Equity for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022, (v) Consolidated Statement of Cash Flows for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022, (vi) Notes to Consolidated Financial Statements, (vii) Report of Independent Registered Public Accounting Firm (PCAOB ID 1457), (viii) Carve-out Balance Sheet as of December 31, 2021 (ix) Carve-out Statements of Operations for the period from January 1, 2022 through July 5, 2022 and for the year ended December 31, 2021, (x) Carve-out Statements of Parent’s Equity for the period from January 1, 2022 through July 5, 2022 and for the year ended December 31, 2021, (xi) Carve-out Statements of Cash Flows for the period from January 1, 2022 through July 5, 2022 and for the year ended December 31, 2021, and (xii) Notes to the Carve-out Financial Statements.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

United Maritime Corporation

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: April 2, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firm (PCAOB ID 1457)	F-2

Consolidated Balance Sheets as of December 31, 2023 and 2022	F-3

Consolidated Statements of Operations for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022	F-4

Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Maritime Corporation.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Maritime Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2023 and the period from inception (January 20, 2022) through December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Athens, Greece

April 2, 2024

United Maritime Corporation
Consolidated Balance Sheets
December 31, 2023 and 2022
(In thousands of US Dollars, except for share and per share data)

	Notes	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	4	13,801	54,732
Accounts receivable trade	2, 11	252	779
Due from related parties	3	142	-
Inventories	2	664	107
Prepaid expenses		546	989
Other current assets		3,685	3,207
Total current assets		19,090	59,814

Fixed assets:
Vessels, net	5	104,819	37,512
Right-of-use assets	6	47,706	-
Advances for vessels acquisitions from related parties	3, 5	-	12,688
Total fixed assets		152,525	50,200

Other non-current assets:
Restricted cash, non-current	4	700	15,200
Deferred charges and other investments, non-current	2	2,490	441
TOTAL ASSETS		174,805	125,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $566 and $527, respectively	7	8,691	7,473
Finance lease liabilities, current	6	31,420	-
Due to related parties	3	450	829
Trade accounts and other payables		3,308	3,018
Accrued liabilities		8,045	5,495
Deferred revenue	11	527	1,027
Dividends payable	10	652	7,373
Total current liabilities		53,093	25,215

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $742 and $67, respectively	7	55,843	35,133
Other liabilities, non-current		-	739
Total liabilities		108,936	61,087

Commitments and contingencies	9	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 40,000 Series B preferred shares issued and outstanding as at December 31, 2023 and 2022, respectively	10	-	-
Common stock, $0.0001 par value; 2,000,000,000 authorized shares as at December 31, 2023 and 2022; 8,694,630 and 8,180,243 shares issued and outstanding as at December 31, 2023 and 2022, respectively	10	1	1
Additional paid-in capital	10	38,916	35,193
Retained earnings		26,952	29,374
Total stockholders’ equity		65,869	64,568
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		174,805	125,655

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
 Consolidated Statement of Operations
For the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022
(In thousands of US Dollars, except for share and per share data)

	Notes	2023	2022

Vessel revenue, net	2, 3, 11	36,067	22,784
Expenses:
Voyage expenses	11	(3,107)	(5,245)
Vessel operating expenses		(20,338)	(5,179)
Management fees		(545)	(241)
Management fees – related party	3	(1,421)	(285)
General and administration expenses	14	(6,018)	(5,524)
Depreciation and amortization	5	(9,078)	(1,903)
Amortization of deferred dry-docking costs		(285)	-
Gain on sale of vessels, net	5	11,804	36,095
Operating income		7,079	40,502
Other income / (expenses), net:
Interest and finance costs	12	(7,183)	(2,452)
Loss on extinguishment of debt	7	(85)	(593)
Interest and other income		542	39
Foreign currency exchange losses, net		(132)	(6)
Total other expenses, net		(6,858)	(3,012)
Net income		221	37,490
Dividends on Series C preferred shares	10	-	(743)
Dividends to non-vested participating securities		(95)	(667)
Undistributed earnings to non-vested participating securities		-	(994)
Net income attributable to common stockholders		126	35,086

Earnings per share, basic	13	0.02	7.79
Earnings per share, diluted	13	0.02	4.92

Weighted average common shares outstanding, basic	13	8,359,487	4,503,397
Weighted average common shares outstanding, diluted	13	8,359,487	7,299,561

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Consolidated Statements of Stockholders’ Equity
For the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Preferred stock Series C		Common stock		Additional		Total
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	Retained earnings	stockholders’ equity

Balance, January 20, 2022	-	-	-	-	500	-	-	-	-
Spin-off transaction (Note 3)	40,000	-	5,000	-	1,512,004	-	18,728	-	18,728
Issuance of common stock (including exercise of warrants) (Note 10)	-	-	-	-	8,258,030	1	24,679	-	24,680
Cancellation of common stock (Note 10)	-	-	-	-	(500)	-	-	-	-
Issuance of preferred stock (Notes 3 & 10)	-	-	5,000	-	-	-	5,000	-	5,000
Repurchase of common stock (Note 10)	-	-	-	-	(3,289,791)	-	(6,003)	-	(6,003)
Dividends on common stock and participating non vested restricted stock awards (Note 10)	-	-	-	-	-	-	-	(7,373)	(7,373)
Dividends on Series C preferred shares (Note 10)	-	-	-	-	-	-	-	(243)	(243)
Redemption of Series C preferred shares (Note 10)	-	-	(10,000)	-	-	-	(10,000)	(500)	(10,500)
Stock based compensation (Note 14)	-	-	-	-	1,700,000	-	2,789	-	2,789
Net income	-	-	-	-	-	-	-	37,490	37,490
Balance, December 31, 2022	40,000	-	-	-	8,180,243	1	35,193	29,374	64,568
Issuance of common stock (including exercise of warrants) (Note 10)	-	-	-	-	779,200	-	1,874	-	1,874
Repurchase of common stock (Note 10)	-	-	-	-	(264,813)	-	(673)	-	(673)
Dividends on common stock and participating non vested restricted stock awards (Note 10)	-	-	-	-	-	-	-	(2,643)	(2,643)
Stock based compensation (Note 14)	-	-	-	-	-	-	2,522	-	2,522
Net income	-	-	-	-	-	-	-	221	221
Balance, December 31, 2023	40,000	-	-	-	8,694,630	1	38,916	26,952	65,869

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Consolidated Statements of Cash Flows
For the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022
(In thousands of US Dollars)

	2023	2022
Cash flows from operating activities:
Net income	221	37,490
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation and amortization	9,078	1,903
Amortization of deferred dry-docking costs	285	-
Amortization of deferred finance costs and debt discounts	781	352
Amortization of fair value of above market time charter	-	308
Amortization of fair value of below market time charter	-	(146)
Stock based compensation	2,522	2,789
Loss on extinguishment of debt	68	593
Gain on sale of vessels, net	(11,804)	(36,095)
Changes in operating assets and liabilities:
Accounts receivable trade	527	(660)
Inventories	(531)	87
Prepaid expenses	443	(990)
Other current assets	(478)	(3,207)
Due from related parties	(142)	-
Deferred charges, non-current	(5,519)	(58)
Trade accounts and other payables	(1,566)	(2,787)
Accrued liabilities	1,142	6,804
Other current liabilities	-	(130)
Due to related parties	(755)	595
Deferred revenue	(500)	1,027
Net cash (used in) / provided by operating activities	(6,228)	7,875
Cash flows from investing activities:
Vessels acquisitions and improvements	(81,748)	(80,832)
Advances for vessels acquisitions from related parties	-	(12,688)
Lease prepayments and other initial direct costs	(14,890)	-
Gross proceeds from sale of vessel	37,500	100,008
Net cash (used in) / provided by investing activities	(59,138)	6,488
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	1,883	24,974
Proceeds from issuance of preferred stock	-	10,000
Redemption of preferred stock	-	(10,500)
Dividends on preferred stock	-	(243)
Payments for repurchase of common stock	(673)	(6,003)
Proceeds from long-term debt and other financial liabilities	54,500	73,000
Payments of financing and stock issuance costs	(1,801)	(909)
Dividends paid	(9,364)	-
Payments of finance lease liabilities	(2,752)	-
Repayments of long-term debt and other financial liabilities	(31,858)	(34,750)
Net cash provided by financing activities	9,935	55,569
Net (decrease) / increase in cash and cash equivalents and restricted cash	(55,431)	69,932
Cash and cash equivalents and restricted cash at beginning of period	69,932	-
Cash and cash equivalents and restricted cash at end of period	14,501	69,932

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	6,335	1,741

Noncash investing activities:
Vessel acquisition through spin-off (Note 5)	-	(18,500)
Vessels’ improvements and acquisitions	(232)	-
Right-of use assets and initial direct costs	(34,792)	-

Noncash financing activities:
Dividends on common stock and participating non vested restricted stock awards declared but not paid (Note 10)	(652)	(7,373)
Long-term debt assumed through spin-off (Note 7)	-	4,950
Payments of financing and stock issuance stocks	(194)	(833)

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. (“Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having an initial share capital of 500 registered shares, of no par value, issued to the Parent. The Company completed the spin-off from Seanergy effective July 5, 2022. United’s common shares are listed on the Nasdaq Capital Market and began trading on July 6, 2022 under the symbol “USEA”. The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of dry-bulk vessels.

As further discussed in Note 3, Seanergy contributed the vessel-owning subsidiary of the Gloriuship (the “Predecessor”) to United and $5,000 in working capital in connection with the distribution of all of United’s issued and outstanding common shares to Seanergy’s shareholders, 40,000 of United’s Series B preferred shares (“Series B Preferred Shares”, Note 9), par value $0.0001 to the holder of all Seanergy’s issued and outstanding Series B preferred shares and 5,000 of United’s 6.5% Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”, Note 9) (the “Spin-Off”). The Spin-Off was pro rata to the shareholders of the Parent, including holders of the Parent’s outstanding common shares and Series B preferred shares, so that such holders maintained the same proportionate interest in the Parent and in United both immediately before and immediately after the Spin-Off. The Parent’s shareholders received one United common share for every 11.8 common shares of Seanergy (such number of shares is adjusted for the one-for-ten reverse stock split effected by Seanergy on February 16, 2023) held at the close of business on June 28, 2022. In addition, the holder of all of the Parent’s issued and outstanding Series B preferred shares received 40,000 of our Series B Preferred Shares on a pro-rata basis. On July 26, 2022, Seanergy contributed another $5,000 to United in exchange for additional 5,000 Series C Preferred Shares, in connection with United’s funding the deposits payable for four tanker vessels acquired by United (Note 5).

As of December 31, 2023, the Company reported cash and cash equivalents of $13,801 and had a working capital deficit of $34,003. As of December 31, 2023, the Company has scheduled financing payments that are payable within one year as follows:

•	$29,460 expected payments for the exercise of the purchase options with respect to the two finance leases (Note 6).
•	$3,011 lease payments with respect to the two finance leases (Note 6).
•	$9,257 debt and other financial liabilities installments with respect to third party lenders (Note 7).

The Company’s cash flow projections for the period one year after the date that the consolidated financial statements are issued indicate that, before considering any plans for financing the purchase options for its finance leases of $29,460, cash on hand and cash provided by operating activities will be sufficient to settle scheduled lease payments, debt and other financial liabilities and related interest, that are due within the respective period, but will not be sufficient to finance the purchase options from its finance leases discussed above.

The Company has initiated discussions with financiers and is currently evaluating financing alternatives to finance these purchase options. Considering the indicative terms offered by a financier for one of the two purchase options, the amount of time that the Company has available to negotiate the terms, the current market value of the two vessels compared to the amount of purchase options to be exercised at the maturity of the lease term, the current market conditions and market outlook, management’s network of lenders and financiers and the past history of successful refinancing (Notes 6, 7 and 15), the Company’s management believes that securing financing for the purchase options of $29,460 is probable and will mitigate conditions indicating that cash and cash equivalent expected to be generated from operating activities will not be sufficient to cover its obligations falling due within one year after the date that the consolidated financial statements are issued.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments that might result in the event that the Company is unable to continue as a going concern.

The accompanying consolidated financial statements include the accounts of United and its subsidiaries. The comparative financial statements of the Company have been presented for the period from inception (January 20, 2022) through December 31, 2022. They include the accounts of United from January 20, 2022 and the accounts of the Company’s wholly-owned subsidiaries upon the Spin-Off consummation on July 5, 2022.

a.	Subsidiaries in Consolidation:

United’s subsidiaries included in these consolidated financial statements as of December 31, 2023:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
United Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)(3)	Marshall Islands	Gloriuship	July 5, 2022	December 5, 2023
Epanastasea Maritime Co. (1)	Marshall Islands	Epanastasea	September 2, 2022	August 10, 2023
Parosea Shipping Co. (1)	Marshall Islands	Parosea	August 10, 2022	November 8, 2022
Bluesea Shipping Co. (1)	Marshall Islands	Bluesea	August 12, 2022	December 1, 2022
Minoansea Maritime Co. (1)	Marshall Islands	Minoansea	August 30, 2022	December 22, 2022
Good Maritime Co. (1)(3)	Liberia	Goodship	February 10, 2023	December 5, 2023
Traders Maritime Co. (1)(3)	Marshall Islands	Tradership	February 28, 2023	December 5, 2023
Chrisea Maritime Co. (1)(3)	Marshall Islands	Chrisea	February 21, 2023	N/A
Oasea Maritime Co. (1)(3)	Marshall Islands	Oasea	March 27, 2023	March 31, 2023
Cretansea Maritime Co. (1)(3)	Marshall Islands	Cretansea	April 26, 2023	April 26, 2023
Synthesea Maritime Co. (1)(3)	Liberia	Synthesea	August 1, 2023	N/A
Exelixsea Maritime Co. (1)(3)	Marshall Islands	Exelixsea	August 29, 2023	March 27, 2024

(1)	Subsidiaries wholly owned
(2)	Management company
(3)	Bareboat charterers

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

(a)	Principles of Consolidation

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

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable trade. The Company places its cash and cash equivalents and restricted cash, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of the financial condition of its customers, receives charter hires in advance and generally does not require collateral for its accounts receivable.

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

(h)	Accounts Receivable Trade

Accounts receivable trade at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and are included in “Accounts Receivable Trade”. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Company also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of December 31, 2023 and 2022. No provision for doubtful accounts was established as of December 31, 2023 and 2022.

(i)	Inventories

Inventories consist of lubricants and bunkers, which are measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. The Company assesses the counterparties’ credit worthiness according to provisions of ASC 326, Financial Instruments—Credit Losses.  No provision for credit losses was recorded with regards to any insurance claims which might have existed as of December 31, 2023 and 2022.

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(m)	Impairment of Long-Lived Assets (Vessels) and Right-of-use assets

The Company reviews its long-lived assets (vessels) and right-of-use assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs and cost of any equipment not yet installed or right-of use assets, may not be recoverable. The volatile market conditions with decreased charter rates and decreased vessel market values are conditions that the Company considers to be indicators of a potential impairment for its vessels and right-of use assets.

The Company determines undiscounted projected operating cash flows for each vessel and right-of use asset and compares it to the vessel’s carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed or right-of-use asset. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition and right-of-use asset are less than the vessel’s carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed or right-of-use asset, the Company impairs the carrying amount of the vessel or right-of-use asset. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

For the year ended December 31, 2023, indicators of impairment existed for three of the Company’s vessels and two of the Company’s right-of use assets. The carrying value of the Company’s vessels plus any unamortized dry-docking costs and cost of any equipment not yet installed and right-of use-assets for which impairment indicators existed as at December 31, 2023, was $54,765 and $47,706, respectively. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of these three vessels and two right-of-use assets were higher than the vessels’ carrying value, plus any unamortized dry-docking costs and cost of any equipment not yet installed and right-of-use assets, and thus the Company concluded that no impairment charge should be recorded.

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Time charter revenue is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel’s off hire days due to major repairs, dry dockings or special or intermediate surveys. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. The Company, as lessor, has elected not to separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. Vessels are employed on short to medium-term time charter contracts, which provide flexibility in responding to market developments. For dry bulk vessels, rental income on the Company’s time charters is calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index and Baltic Panamax Index. Under the terms of our dry bulk vessels’ time charter agreements, the Company has the option to convert the floating index linked rate into a fixed charter rate based on the prevailing forward freight agreement curves.

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

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties and commissions to related parties (Note 3) are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”. For the years ended December 31, 2023 and 2022, an amount of $1,113 and $424, respectively, was included in “Vessel revenue, net” related to commission to third parties.

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

Based on the Company’s analysis of its shareholdings during 2023, the Publicly-Traded Test for the entire 2023 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were held by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2023 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2023 taxable year.

Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2023 and 2022 was $NIL and $NIL, respectively.

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

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company, in its assessment for the accounting of the warrants issued in connection with the July 20, 2022 public offering, the Series B Preferred Shares and the Series C Preferred Shares issued to Seanergy in exchange for working capital contribution, has taken into consideration ASC 480 and determined that the warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as equity instead of liability. In its assessment for the warrants, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive common shares. In its assessment for the Series C Preferred Shares, the Company identified certain features, such as redemption rights, conversion rights, voting rights and dividend rights. In its assessment, the Company examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. The Company concluded that equity classification was appropriate. The Series C Preferred Shares were redeemed within the year and no Series C Preferred Shares were outstanding as of December 31, 2022 (Note 10). The $500 payment over the face value was accounted for as a deemed dividend according to ASC 260-10-S99-2.

(ac)	Share repurchases

The Company records the repurchase of its common shares at cost. The Company’s common shares repurchased for retirement, are immediately cancelled and the Company’s common stock is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock.

(ad)	Evaluation of Nonmonetary Transactions

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ae)	Sale and Leaseback Transactions

In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted for as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the transaction price for the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

(af)	Finance Lease Liabilities & Right-of-Use Assets

Bareboat charter-in agreements that the Company may enter into are accounted for pursuant to ASC 842 and are classified as finance leases if they either involve a purchase obligation or a purchase option that is reasonably certain, at inception, that will be exercised. At the commencement date of the finance lease, a lessee initially measures the lease liability at the present value, using the discount rate determined on the commencement, of the lease payments to be made over the lease term, including any amount for the purchase the vessel, if applicable. Subsequently, the lease liability is increased by the interest on the lease liability and decreased by the lease payments during the period. The interest on the lease liability is determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements.

A lessee initially measures the finance right-of-use asset at cost which consists of the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. A lessee shall amortize the finance right-of-use asset on a straight-line basis (unless another systematic basis better represents the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits) from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee shall amortize the right-of-use asset to the end of the useful life of the underlying asset. The Company elected the practical expedient on not separating lease components from non lease components in accordance with ASC 842-10-15-37.

Recent Accounting Pronouncements Adopted

The Company has adopted ASU 2020-04, Reference Rate Reform (Topic 848), as amended by ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848: Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. The adoption of ASU No. 2020-04 did not have any effect in the Company’s consolidated financial statements and disclosures.

The Company has adopted ASU No. 2021-01, Reference Rate Reform (Topic 848), as amended by ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on certain aspects of hedge accounting. The adoption of ASU No. 2021-01 did not have any effect in the Company’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements – Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which amends the existing segment reporting guidance (ASC Topic 280 — Segment Reporting) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount for other segment items by reportable segment and a description of its composition, the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. In addition, companies with a single reporting segment will have to provide all of the disclosures required by ASC 280, including the significant segment expense disclosures. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

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

On July 26, 2022, the Company issued additional 5,000 Series C Preferred Shares to Seanergy in exchange for $5,000 cash in connection with United’s funding the deposits payable for four tanker vessels acquired between August and September 2022 (Note 5).

On November 28, 2022, the outstanding 10,000 Series C preferred shares of United held by Seanergy were redeemed by the Company at a price equal to 105% of the original issue price for a total cash outflow of $10,500. Total dividends paid in respect with the Series C Preferred Shares up to date of redemption amounted to $243.

Management Agreements:

Master Management Agreement
United entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) and Seanergy Management Corp. (“Seanergy Management”). In consideration of Seanergy providing such services (“service providers”), United pays a fixed administration fee of $325 per vessel per day to Seanergy. The initial term of the master management agreement with Seanergy will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

For the year ended December 31, 2023 and from inception, January 20, 2022, to December 31, 2022, management fees charged from Seanergy amounted to $760 and $203, respectively, and are presented under “Management fees- related party” in the accompanying statement of operations. As of December 31, 2023 and 2022, the balance due to Seanergy amounted to $252 and $439, respectively, and is included in “Due to related parties” in the accompanying consolidated balance sheets.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Technical Management Agreement
In relation to the technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the Gloriuship, Chrisea, Cretansea, Oasea and Goodship. Pursuant to the management agreements, Seanergy Shipmanagement earns a fixed management fee of $10 per month for such services for the Goodship and a fixed management fee of $14 per month for the remaining vessels.

For the year ended December 31, 2023 and from inception, January 20, 2022, to December 31, 2022, management fees charged from Seanergy Shipmanagement amounted to $661 and $82, respectively, and are presented under “Management fees- related party” in the accompanying statement of operations. As of December 31, 2023 and 2022, the balance due to Seanergy Shipmanagement amounted to $198 and $NIL, respectively and is included in “Due to related parties” in the accompanying consolidated balance sheets.

Commercial Management Agreement
United had entered into a commercial management agreement with Seanergy Management pursuant to which Seanergy Management acted as agent for United’s subsidiaries (directly or through subcontracting) for the commercial management of their vessels, including chartering, monitoring thereof, freight collection, and sale and purchase up until March 31, 2023, except for the Epanastasea for which such agreement was in effect up until her sale to her new owners in August 2023. United was paying to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels, except for any vessels that were chartered-out to Seanergy. Seanergy Management also earned a fee equal to 1% of the contract price of any vessel bought or sold by them on United’s behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale and leaseback transaction.

Effective as of April 1, 2023, United’s subsidiary, United Management Corp. (“United Management”) has entered into a commercial management agreement with Seanergy Management pursuant to which Seanergy Management acts as agent for United’s subsidiaries for the commercial management of United’s vessels, including, inter alia, accounting services, voyage monitoring, freight collection, postfixing, sale, purchase and bareboat chartering. United is paying to Seanergy Management a fee equal to 0.75% of the gross freight, demurrage and charter hire collected from the employment of United’s vessels. In addition, Seanergy Management earns a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by them on United’s behalf (not including any vessels bought, sold or bareboat chartered from or to Seanergy, or any vessel sale relating to a sale and leaseback transaction).

For the year ended December 31, 2023 and from inception, January 20, 2022, to December 31, 2022, fees charged under the commercial agreement amounted to $329 and $296, respectively, and are included in “Vessels revenue, net” in the accompanying statement of operations.

For the year ended December 31, 2023 and from inception, January 20, 2022, to December 31, 2022, fees charges in relation to purchase services amounted to $1,073 and $795 and are presented in “Right-of-use assets” (Note 6) and “Vessel, net” (Note 5) respectively.

For the year ended December 31, 2023 and from inception, January 20, 2022, to December 31, 2022, fees charges in relation to sale services amounted to $375 and $1,015 and are presented in “Gain on sale of vessels, net” in the accompanying statement of operations.

As of December 31, 2023 and 2022, balance from and balance due to Seanergy Management amounted to $142 and $390 and is included in “Due from related parties” and “Due to related parties”, respectively, in the accompanying consolidated balance sheets.

On October 14, 2022 and December 28, 2022, the Compensation Committee of the Company granted 200,000 shares and 120,000 shares, respectively, to certain of the Company’s service providers (Note 14).

On December 27, 2022, the Company entered into definitive agreements to acquire two Capesize vessels from Seanergy for an aggregate purchase price of $36,250 (Note 5).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	13,801	54,732
Restricted cash, non-current	700	15,200
Cash and cash equivalents and restricted cash	14,501	69,932

Restricted cash as of December 31, 2023 includes $350 of minimum liquidity requirements as per the March 2023 Neptune Sale and Leaseback and $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback.

Restricted cash as of December 31, 2022 includes $15,200 that served as cash collateral under the August 2022 EnTrust Facility and in relation to the August 2022 EnTrust Facility related to Minoansea. Such amount was restricted and was used to finance part of the acquisition cost of the Goodship and Tradership upon their delivery to the Company in February 2023 (Note 7).

5.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2022
Cost:
Beginning balance:	38,769	-
- Vessel contributed by Seanergy	-	18,500
- Additions	95,051	80,648
- Disposals	(21,445)	(60,379)
Ending balance:	112,375	38,769

Accumulated depreciation:
Beginning balance:	(1,257)	-
- Depreciation for the period	(7,101)	(1,903)
- Disposals	802	646
Ending balance:	(7,556)	(1,257)

Net book value	104,819	37,512

Acquisitions

On June 9, 2023, the Company entered into an agreement with an unaffiliated party for the purchase of a secondhand Panamax vessel, the Santa Barbara, which was renamed Exelixsea, for a gross purchase price of $17,815. The vessel was delivered to the Company on August 29, 2023. The acquisition of the vessel was financed with cash on hand and $15,000 allocated from the August 2022 Entrust Facility (Note 7).

On February 7, 2023, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Kamsarmax vessel, the Liberty K which was renamed Oasea, for a gross purchase price of $19,500. The vessel was delivered to the Company on March 27, 2023. The acquisition of the vessel was financed with cash on hand at delivery and subsequently through the sale and leaseback transaction entered into with Neptune Maritime Leasing Limited on March 31, 2023 (Note 7).

On February 7, 2023, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Kamsarmax vessel, the Hampton Bay which was renamed Cretansea, for a gross purchase price of $19,675. The vessel was delivered to the Company on April 26, 2023. The acquisition of the vessel was financed with cash on hand and through the sale and lease back transaction entered into with Neptune Maritime Leasing Limited on April 26, 2023 (Note 7).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On December 27, 2022, the Company entered into an agreement with an affiliated party for the purchase of a secondhand Capesize vessel, the Goodship, for a gross purchase price of $17,500. On December 28, 2022, the Company paid an advance of $6,125 according to terms of the agreement and it is included in “Advances for vessels acquisitions from related parties” in the consolidated balance sheet as of December 31, 2022. On February 10, 2023, the Company took delivery of the vessel. The acquisition of the vessel was financed with cash on hand and $7,000 allocated from the August 2022 Entrust Facility (Note 7).

On December 27, 2022, the Company entered into an agreement with an affiliated party for the purchase of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $18,750. On December 28, 2022, the Company paid an advance of $6,563 according to terms of the agreement and it is included in “Advances for vessels acquisitions from related parties” in the consolidated balance sheet as of December 31, 2022. On February 28, 2023, the Company took delivery of the vessel. The acquisition of the vessel was financed with cash on hand and $8,200 allocated from the August 2022 EnTrust Facility (Note 7).

On July 11, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Aframax oil tanker, the Parosea, for a gross purchase price of $20,250. The vessel was delivered to the Company on August 10, 2022. The acquisition of the vessel was financed with cash on hand and through the August 2022 EnTrust Facility (Note 7).

On July 11, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Aframax oil tanker, the Bluesea, for a gross purchase price of $20,250. The vessel was delivered to the Company on August 12, 2022. The acquisition of the vessel was financed with cash on hand and through the August 2022 EnTrust Facility (Note 7).

On July 11, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand LR2 product tanker vessel, the Minoansea, for a gross purchase price of $19,000. On August 30, 2022, the Company entered into an addendum to the original agreement to deduct $25 of the gross purchase price. The vessel was delivered to the Company on August 30, 2022. The acquisition of the vessel was financed with cash on hand and through the August 2022 EnTrust Facility (Note 7).

On July 11, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand LR2 product tanker vessel, the Epanastasea, for a gross purchase price of $20,000. On September 1, 2022, the Company entered into an addendum to the original agreement to deduct $181 of the gross purchase price. The vessel was delivered to the Company on September 2, 2022. The acquisition of the vessel was financed with cash on hand and through the August 2022 EnTrust Facility (Note 7).

The Epanastasea was acquired with a below-market time charter. The value of the below-market time charter of $146 was recognized as an addition to “Vessels, net” in the consolidated balance sheet.

For the years ended December 31, 2023 and 2022, an amount of $635 and $1,208, respectively, of expenditures related to vessels’ acquisition cost were capitalized and will be depreciated over the remaining useful life of each vessel. Amounts paid for these expenditures are included in “Vessels’ acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statement of cash flows.

During the years ended December 31, 2023 and 2022, an amount of $1,176 and $NIL, respectively, of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Vessel contribution

On July 6, 2022, Seanergy contributed the vessel-owning subsidiary of the Gloriuship to United (Note 3).

Gain on sale of vessels, net

On May 5, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the Epanastasea for a gross sale price of $37,500. The vessel was delivered to her new owners on August 10, 2023. A gain on sale of vessel net of sale expenses amounting to $11,804 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statement of operations.

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

6.	Right-of-Use assets and Finance Lease Liabilities:

On April 19, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Ikan Kerapu, which was renamed Synthesea. The vessel was delivered to the Company on August 1, 2023, under a 12-month bareboat charter plus 30-days in lessee’s option at a daily rate of $8. The Company made a down payment of $3,500 on signing of the bareboat charter agreement and a payment of $3,500 upon commencement of the bareboat charter. At the end of the 12-month bareboat period, the Company has an option to purchase the vessel for $17,100. The Company has classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 5.59%. The Company recognized a finance lease liability of $19,048 and a corresponding right-of-use asset of $26,859 which also includes $811 of initial direct costs. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated useful life of the vessel. During the year ended December 31, 2023, the amortization of the right-of-use asset amounted to $679 and is presented in the Company’s consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period amounted to $422 (Note 12). As of December 31, 2023, the right-of-use amounted to $26,180 and is presented under “Right-of-use assets” in the accompanying consolidated balance sheets.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On February 9, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Oceanic Power, which was renamed Chrisea. The vessel was delivered to the Company on February 21, 2023, under an 18-month bareboat charter plus 30-days in lessee’s option at a daily rate of $7.3. The Company made a down payment of $3,500 on signing of the bareboat charter agreement and a payment of $3,500 upon commencement of the bareboat charter. At the end of the 18-month bareboat period, the Company has an option to purchase the vessel for $12,360. The Company has classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 6.19%. The Company recognized a finance lease liability of $15,124 and a corresponding right-of-use asset of $22,824 which also includes $700 of initial direct costs. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated useful life of the vessel. During the year ended December 31, 2023, the amortization of the right-of-use asset amounted to $1,298 and is presented in the Company’s consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period amounted to $735 (Note 12). As of December 31, 2023, the right-of-use amounted to $21,526 and is presented under “Right-of-use assets” in the accompanying consolidated balance sheets.

The weighted average remaining lease term for both bareboat charters was 0.61 years as of December 31, 2023.

The weighted average incremental borrowing rate for both bareboat charters was 5.85% as of December 31, 2023.

The annual lease payments under the Synthesea and Chrisea bareboat charter agreements are as follows:

Twelve month periods ending December 31,	Amount
2024	32,471
Total undiscounted lease payments	32,471
Less: Discount based on incremental borrowing rate	(1,051)
Present value of finance lease liabilities	31,420

Finance lease liabilities, current	31,420
Finance lease liabilities, non-current	-
Present value of finance lease liabilities	31,420

7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2022
Long-term debt and other financial liabilities	65,842	43,200
Less: Deferred financing costs	(1,308)	(594)
Total	64,534	42,606
Less - current portion	(8,691)	(7,473)
Long-term portion	55,843	35,133

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Senior long-term debt

Loan Facility amended during the year ended December 31, 2023

August 2022 EnTrust Facility

On August 8, 2022, the Company entered into a new loan facility with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders in order to partially finance the acquisition of the Parosea, Bluesea, Minoansea and Epanastasea. The loan facility amount was originally $63,600, divided into four tranches with a term of 18 months: Tranche A of $16,200 which was secured by the Bluesea, Tranche B of $16,200 which was secured by the Parosea, Tranche C of $15,200 which was secured by the Minoansea and Tranche D of $16,000 which was secured by the Epanastasea. The facility bore interest at a fixed rate of 7.90% per annum. On November 8, 2022 and December 1, 2022 upon the completion of the sale of the Parosea, and the Bluesea, respectively, the Company completed the prepayment of the relevant tranches of $16,200 each. On the date of each repayment, $257 and $245 of unamortized debt discounts of the Parosea and Bluesea, respectively, were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and were included in “Loss on extinguishment of debt” in the consolidated statement of operations. On December 21, 2022, the Company entered into a supplemental agreement pursuant to which upon the completion of the sale of the Minoansea, the lenders waived the obligation of the Company to prepay Tranche C and continued to make available the relevant amount for the purpose of partially financing the acquisition cost of two new Capesize vessels, the Goodship and Tradership (Note 5). Pursuant to this agreement, the fixed interest rate of Tranche C was amended to 9.00% per annum. The amount underlying Tranche C ($15,200) remained blocked in favor of the security agent until the acquisition of the new vessels. On January 30, 2023, the Company entered into an amendment and restatement agreement with the lenders, pursuant to which, inter alia, Tranche C was replaced by two tranches of $7,000 (Tranche E) and $8,200 (Tranche F), secured by the Goodship and Tradership, respectively. On August 9, 2023, the Company entered into another amendment and restatement agreement pursuant to which, inter alia, upon the completion of the sale of the Epanastasea, the lenders waived the obligation of the Company to prepay Tranche D ($15,000) and continue to make available the relevant amount for the purpose of partially financing the acquisition cost of a new Panamax vessel, the Exelixsea (Note 5). Pursuant to this agreement, the fixed interest rate of Tranche D was amended to 9.00% per annum. The amount underlying Tranche D remained blocked in favor of the security agent until the acquisition of the new vessel, which was concluded on August 29, 2023. Upon the acquisition of the vessel, Tranche D was replaced according to the amendment and restatement agreement by Tranche G secured by the Exelixsea. On November 15, 2023, the Company agreed to refinance the outstanding amounts of Trance E ($5,500) and Tranche F ($6,700) using proceeds from the Huarong Sale and Leaseback. On December 5, 2023, upon the completion of the refinancing of Tranche E and Tranche F, $28 and $33 of unamortized debt discounts of the Goodship and Tradership, respectively, were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modification and Extinguishments” and were included in “Loss on extinguishment of debt” in the consolidated statement of operations.

The facility was secured by a first priority mortgage, general assignment covering earnings, insurances and requisition compensation, account pledge agreement concerning the earnings account, shares’ security agreement concerning the vessel-owning subsidiary’s shares and relevant technical and commercial managers’ undertakings. The facility agreement included certain restrictions on dividends from the borrower’s account and other distributions. Following the prepayments of Tranche E and Tranche F, the facility was repayable in one installment of $500 at the twelfth month after the utilization date, one installment of $1,500 at the fifteenth month after the utilization date, and a balloon payment of $13,000 at maturity. As of December 31, 2023, the amount outstanding under this facility was $13,000.

On March 27, 2024, Tranche G, secured by the Exelixsea, was refinanced following closing of the sale and leaseback agreement entered into with an unaffiliated third party (Note 15).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Loan Facility repaid during the year ended December 31, 2023

July 2022 EnTrust Facility

On July 1, 2022, the loan facility entered into between Seanergy and Kroll Agency Services Limited and Kroll Trustee Services Limited as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, for the Gloriuship, was amended for the purposes of replacing Seanergy with the Company as guarantor upon the consummation of the Spin-Off. All applicable financial covenants were waived with no material changes in the other terms of the loan facility. In addition, on July 28, 2022, the Company agreed with the lenders to further amend and restate the loan facility for the purposes of, inter alia, increasing the facility by an amount of up to $9,400 (“Upsize Advance”). The loan amount following the utilization of the Upsize Advance was $14,000 with a term of 18 months. The amended loan facility bears a fixed interest of 7.90% and was initially repayable in three quarterly installments of $1,000 commencing nine months after the utilization date of the Upsize Advance and a balloon payment of $11,000 at maturity. On November 8, 2022, the Company proceeded with the prepayment of $1,000, which was applied against the balloon payment. On December 1, 2022, the Company proceeded to a second prepayment of $1,000, which was applied equally against the first and the second repayment installments of the loan, respectively, reducing each such repayment installment to $500. On the date of each repayment, an aggregate amount of $25 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations. On November 15, 2023, the Company agreed to refinance the outstanding amount of the loan ($10,000) using proceeds from the Huarong Sale and Leaseback. On December 5, 2023, upon the completion of the refinancing of the outstanding loan, an amount of $17 of the unamortized debt discounts was written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations.

Other Financial Liabilities – Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2023

Huarong Sale and Leaseback

On November 15, 2023, the Company entered into three identical sale and leaseback transactions with China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) for the purpose of refinancing the outstanding indebtedness of the Gloriuship which was previously financed by the July 2022 EnTrust Facility and the outstanding indebtedness of Goodship and Tradership which were previously financed by the August 2022 EnTrust Facility. The Company sold and chartered back the vessels from three affiliates of Huarong on a bareboat charter basis for a three-year period. The drawdown of the funds under the sale and leaseback agreements occurred on December 5, 2023. The transactions were accounted for as financial liabilities, as control remains with the Company and the three vessels will continue to be recorded as assets on the Company’s balance sheet. The sale and leaseback agreements do not include any financial covenants or security value maintenance provisions. The aggregate financing amount is $30,000 and the interest rate is 3.3% plus 3-month term SOFR per annum. The charterhire principal of each transaction will be repaid through 36 monthly installments of $139 and a purchase obligation of $5,000 at the expiration of each bareboat agreement. The Company has continuous options to purchase the vessels on any date falling six months after the initiation of the bareboat charters at predetermined prices as set forth in the agreement. As of December 31, 2023, the aggregate charterhire principal was $30,000.

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the Cretansea, the Company entered into a sale and leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. for the purpose of partly financing the acquisition cost of the Cretansea. The transaction was accounted for as a financial liability, as control remains with the Company and the Cretansea will continue to be recorded as an asset on the Company’s balance sheet. The financing amount is $12,250 and the interest rate is 4.25% plus 3-month term SOFR per annum. The charterhire principal will be repaid over a five-year term, through 60 monthly installments of $97.5 and a balloon payment of $6,400 at the expiration of the bareboat. The Company is required to maintain a security coverage ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company is required to maintain minimum liquidity of $350 in its operating account. The sale-and-leaseback agreement includes certain restrictions on dividends from the lessee’s accounts and other distributions. The Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the 5-year bareboat period, the Company has the obligation to repurchase the vessel for $6,400 (balloon payment). As of December 31, 2023, the amount outstanding under the April 2023 Neptune Sale and Leaseback was $11,470.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of the Oasea, the Company entered into a sale and leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. for the purpose of partly financing the acquisition cost of the Oasea. The transaction was accounted for as a financial liability, since control remains with the Company and the Oasea will continue to be recorded as an asset on the Company’s balance sheet. The financing amount is $12,250 and the interest rate is 4.25% plus 3-month term SOFR per annum. The charterhire principal will be repaid over a five-year term, through 60 monthly installments of $97.5 and a balloon payment of $6,400 at the expiration of the bareboat charter. The Company is required to maintain a security coverage ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter.  In addition, the Company is required to maintain minimum liquidity of $350 in its operating account. The sale-and-leaseback agreement includes certain restrictions on dividends from the lessee’s accounts and other distributions. The Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the 5-year bareboat period, the Company has the obligation to repurchase the vessel for $6,400 (balloon payment). As of December 31, 2023, the amount outstanding under the March 2023 Neptune Sale and Leaseback was $11,372.

Certain of the Company’s sale and leaseback agreements discussed above are secured by a guarantee from the Company; general assignments covering the respective vessels’ earnings, insurances and requisition compensation; account pledge agreements; technical and commercial managers’ undertakings and pledge agreements covering the shares of the applicable bareboat charterer subsidiary.

As of December 31, 2023, the Company was in compliance with all covenants relating to its debt facilities as at that date.

As of December 31, 2023, one of the Company’s owned vessels, having a net carrying value of $17,608, was subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s five bareboat chartered vessels, having a net carrying value of $87,211 as of December 31, 2023, have been financed through sale and leaseback agreements. As customary in leaseback agreements, the title of ownership is held by the registered owners.

The annual principal payments required to be made after December 31, 2023 for all long-term debt and other financial liabilities, taking into consideration subsequent developments described in Note 15 for the August 2022 EnTrust Facility, are as follows:

Twelve month periods ending December 31,	Amount
2024	9,257
2025	9,640
2026	24,640
2027	4,640
Thereafter	17,665
Total	65,842

8.	Financial Instruments:

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

The fair values of the financial instruments shown in the consolidated balance sheet as of December 31, 2023 and 2022, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

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

b.
Long-term debt: The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The carrying value of $13,000 is 0.8% lower than the fair market value of $13,102. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

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

9.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of December 31, 2023, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters duration was approximately 12 months and extension periods vary from 2 to 4 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize and Panamax forward freight agreement rates.

As at December 31, 2023, the Company operates certain of its vessels under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2023. For index-linked time charter contracts the calculation was made using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed periods time charters (these amounts do not include any assumed off-hire).

Twelve month periods ending December 31,	Amount
2024	25,508
Thereafter	-
Total	25,508

As at December 31, 2023, the Company has an option to purchase the Chrisea at the end of 18-month bareboat charter for $12,360 (Note 6).

As at December 31, 2023, the Company has an option to purchase the Synthesea at the end of 12-month bareboat charter for $17,100 (Note 6).

10.	Capital Structure:

(a)	Preferred Stock

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

Series A Preferred Shares

Prior to the Spin-Off, United entered into a Shareholders Rights Agreement, or the Rights Agreement, with American Stock Transfer & Trust Company, LLC, as Rights Agent. Under the Rights Agreement, United will declare a dividend payable of one preferred stock purchase right, or Right, for each share of common stock outstanding immediately prior to the Spin-Off. Each Right entitles the registered holder to purchase from United one one-thousandth of a share of Series A Preferred Stock, par value $0.0001, at an exercise price of $40.00 per share. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of United’s common stock (including through entry into certain derivative positions) in a transaction not approved by the Board of Directors of the Company. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of United’s common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of United’s common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights. On December 27, 2023, the Company’s Board of Directors approved an amendment and restatement of the Rights Agreement to make certain technical or ministerial changes. As at December 31, 2023, no Rights were exercised.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Series B Preferred Shares

As at December 31, 2023, the Company had 40,000 Series B Preferred Shares issued and outstanding with par value $0.0001 per share. The Series B Preferred Shares were issued on July 5, 2022, to the Company’s Chief Executive Officer, considered a related party, for a total cash consideration of $NIL. The issuance of the Series B Preferred Shares was approved by a special independent committee of the Board of Directors of the Company which obtained a fairness opinion from an independent financial advisor regarding the value of the Series B Preferred Shares. Each Series B Preferred Shares entitles the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B Preferred Shares may exercise voting rights pursuant to Series B Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of Series B Preferred Shares has no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B Preferred Shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B Preferred Shares holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

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

As at January 20, 2022, the date of the Company’s incorporation, the Company’s authorized share capital was 500 registered shares without par value, issued to Seanergy. On July 5, 2022, the aforesaid registered shares issued to the Parent were cancelled and the Company’s articles of incorporation were amended and restated. Under the Company’s amended and restated articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.0001 per share, of which 1,512,004 common shares were issued and outstanding on July 5, 2022, immediately upon consummation of the Spin-Off (Note 3). As at December 31, 2023, the Company had 8,694,630 common shares issued and outstanding.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
i)	Equity Offerings

On July 20, 2022, the Company sold 8,000,000 units, each unit consisting of one common share or pre-funded warrant (with an exercise price of $0.0001) in lieu of common shares and one Class A warrant to purchase one common share, under a registered direct offering at a price of $3.25 per unit, in exchange for gross proceeds of $26,000, or net proceeds of approximately $23,851. 6,800,000 common shares, 1,200,000 pre-funded warrants and 8,000,000 Class A warrants were issued in connection with the offering. As of December 31, 2022, all pre-funded warrants have been exercised.

ii)	Dividends

On November 14, 2023, the Company declared a dividend of $0.075 per common share for the third quarter of 2023 which was paid on January 10, 2024 to all shareholders of record as of December 22, 2023 (Note 15). The dividend declared amounted to $652 and is included in “Dividends payable” in the accompanying consolidated balance sheet.

On August 1, 2023, the Company declared a dividend of $0.075 per common share for the second quarter of 2023 to all shareholders of record as of September 22, 2023. The quarterly dividend of $657 for the second quarter of 2023 was paid on October 6, 2023.

On May 17, 2023, the Company declared a dividend of $0.075 per common share for the first quarter of 2023 to all shareholders of record as of June 22, 2023.The quarterly dividend of $667 for first quarter of 2023 was paid on July 6, 2023.

On February 21, 2023, the Company declared the initiation of a regular quarterly dividend of $0.075 per common share and declared a dividend of $0.075 per common share for the fourth quarter of 2022 to all shareholders of record as of March 22, 2023. The quarterly dividend of $667 for the fourth quarter of 2022 was paid on April 6, 2023.

On November 29, 2022, the Company declared a special dividend of $1.00 per common share to all shareholders of record as of December 12, 2022, in connection with the profitable sale of two tanker vessels, which was paid on  January 10, 2023. As of December 31, 2022, the dividend declared amounted to $7,373 is included in “Dividends payable” in the accompanying consolidated balance sheet.

Total dividends declared in the years ended December 31, 2023 and December 31, 2022 amounted to $2,643 and $7,373, respectively.

iii)	Common stock buybacks

In October 2022, the Board of Directors of the Company authorized a share repurchase plan under which the Company may repurchase up to $3,000 of its outstanding common shares through the period ended March 31, 2023. Substantially, no repurchases had been made as of December 31, 2022. This plan was extended in May 2023 through the period ended December 31, 2023 and was further extended in December 2023 through the period ending December 31, 2024. As of December 31, 2023, the Company has repurchased 264,813 of its outstanding common shares at an average price of approximately $2.54 and a total of $673, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2023.

In September 2022, the Board of Directors of the Company authorized a share repurchase plan under which the Company would repurchase up to $3,000 of its outstanding common shares through the period ended March 31, 2023. Up to December 31, 2022, the Company repurchased 1,427,753 of its outstanding common shares at an average price of approximately $2.09 pursuant to its share repurchase program for a total of $2,987, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2022.

In August 2022, the Board of Directors of the Company authorized a share repurchase plan under which the Company would repurchase up to $3,000 of its outstanding common shares through the period ended March 31, 2023. Up to September 30, 2022, the Company repurchased 1,862,038 of its outstanding common shares at an average price of approximately $1.62 pursuant to its share repurchase program for a total of $3,016, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2022.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(c)	Warrants

During the year ended December 31, 2023, 779,200 shares were issued from Class A warrants’ exercises, for proceeds of $1,883. As of December 31, 2023, 6,962,770 Class A warrants remained outstanding. All warrants are classified in equity, according to the Company’s accounting policy. Following the payment of the special dividend of $1.00 per common share on January 10, 2023 (Note 9(b)(ii)), the exercise price of the Class A warrants was adjusted at a price of $2.25 per warrant effective on January 11, 2023, pursuant to the antidilution provisions of the warrant agreement. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in the warrant’s agreement.

On July 20, 2022, the Company issued 8,000,000 Class A warrants under a registered direct offering to issue 8,000,000 units (see discussion above). The Class A warrants were exercisable upon issuance at an initial exercise price of $3.25 per share and expire in July 2027. During the year ended December 31, 2022, 258,030 shares were issued from Class A warrants’ exercises, for proceeds of $829.

11.	Vessel Revenue, net and Voyage Expenses:

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time, pool agreements and spot charters). The following table presents the Company’s statement of operations figures derived from spot charter, time charters and pool agreements for the year ended December 31, 2023 and from inception (January 20, 2022) through December 31, 2022:

	December 31,	From January 20, 2022 through December 31,
	2023	2022
Vessel revenues from spot charters, net of commissions	4,313	9,236
Vessel revenues from time charters and pool agreements, net of commissions	31,754	13,548
Total	36,067	22,784

Demurrage income for the years ended December 31, 2023 and 2022 was $512 and $229, respectively.

The amortization of the below and above market acquired time charters amounted to $308 and $146 as a deduction from and an addition to “Vessel revenue, net”, respectively during the period from inception, January 20, 2022, to December 31, 2022. As of December 31, 2022, the below and above market acquired time charters were fully amortized.

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s accounts receivable trade disaggregated by revenue source as at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Accounts receivable trade from spot charters	-	2
Accounts receivable trade from time charters	252	777
Total	252	779

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of December 31, 2023 and December 31, 2022 was $486 and $1,027 and relates entirely to ASC 842. As of December 31, 2023, an amount of $41 included in “Deferred revenue” and related to time charter arrangements was treated as lease modification and not accounted for as separate contract.

Charterers individually accounting for more than 10% of revenues for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022:

Customer	2023	2022
A	22%	-
B	21%	-
C	12%	-
D	12%	15%
E	10%	-
F	-	25%
G	-	20%
H	-	19%
I	-	15%
Total	77%	94%

Voyage Expenses

The following table presents the Company’s statement of operations’ figures derived from time charters, spot charters and for unfixed periods for the period from for the year ended December 31, 2023 and for the period from inception (January 20, 2022) through December 31, 2022:

	December 31, 2023	From January 20, 2022 through December 31, 2022
Voyage expenses from time charters	1,424	178
Voyage expenses from spot charters	1,039	4,802
Voyage expenses for unfixed periods	644	265
Total	3,107	5,245

12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	December 31, 2023	From January 20, 2022 through December 31, 2022
Interest on long-term debt and other financial liabilities	5,184	2,045
Amortization of debt finance costs and debt discounts	781	352
Interest on finance lease liability	1,158	-
Other	60	55
Total	7,183	2,452

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
13.	Earnings per Share:

The calculation of net income per common share is summarized below:

	December 31, 2023	From January 20, 2022 through December 31, 2022

Net income – basic	$221	$37,490
Less: Dividends on Series C preferred shares	-	(743)
Less: Dividends to non-vested participating securities	(95)	(667)
Less: Undistributed earnings to non-vested participating securities	-	(994)
Net income attributable to common shareholders, basic	$126	$35,086

Undistributed earnings to non-vested participating securities	-	994
Undistributed earnings reallocated to non-vested participating securities	-	(621)
Effect of Series C preferred shares	-	476
Net income attributable to common shareholders, diluted	$126	$35,935

Weighted average common shares outstanding – basic	8,359,487	4,503,397
Effect of dilutive securities:
Dilutive effect of Series C preferred shares	-	2,796,164
Weighted average common shares outstanding – diluted	8,359,487	7,299,561

Earnings per share – basic	$0.02	$7.79
Earnings per share – diluted	$0.02	$4.92

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. Net income attributable to common shareholders for the year ended December 31, 2023 is adjusted by the amount of dividends on non-vested participating securities. Undistributed income to non-vested participating securities was not calculated for the year ended December 31, 2023, because doing so would result in distributed income in excess of net income, thus resulting in undistributed losses. Net income attributable to common shareholders for the period from January 20, 2022 through December 31, 2022 is adjusted by the amount of dividends on Series C Preferred Shares and non-vested participating securities and corresponding undistributed income to non-vested participating securities. The Company calculated diluted earnings per share in conformity with the two-class method required for companies with participating securities since the two-class method was more dilutive. For the period from January 20, 2022 through December 31, 2022, the computation of diluted earnings per share reflects the potential dilution from conversion of preferred convertible stock, which were outstanding from their issuance and up to their redemption, calculated with the “if converted” method described above and capped as per their respective contractual terms, which resulted in 2,796,164 incremental shares. For the year ended December 31, 2023 and for the period from January 20, 2022 through December 2022, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the outstanding warrants calculated with the treasury stock method.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
14.	Equity Incentive Plan:

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

On October 14, 2022, the Compensation Committee of the Company granted an aggregate of 1,000,000 restricted shares of common stock pursuant to the Plan. Of the total 1,000,000 shares issued on October 14, 2022, 800,000 shares were granted to the members of the Board of Directors of the Company and 200,000 shares were granted to certain of the Company’s service providers (Note 3). The fair value of each share on the grant date was $2.28. On October 14, 2022, 333,344 shares vested, while 333,328 shares vested on January 5, 2023 and 333,328 shares vested on June 5, 2023.

On December 28, 2022, the Compensation Committee of the Company granted an aggregate of 700,000 restricted shares of common stock pursuant to the Plan. Of the total 700,000 shares issued on December 28, 2022, 580,000 shares were granted to the members of the Board of Directors and 120,000 shares were granted to certain of the Company’s service providers (Note 3). The fair value of each share on the grant date was $4.33. On December 28, 2022, 233,340 shares vested, while 233,330 shares vested on June 5, 2023 and 233,330 shares vested on October 5, 2023.

The related expense for shares granted to the Company’s Board of Directors and certain of its service providers for the year ended December 31, 2023 and from the period from inception, January 20, 2022, through December 31, 2022, amounted to $2,522 and $2,789, respectively, and is included under “General and administration expenses” in the Company’s consolidated statements of operations.

Restricted shares during 2023 and 2022 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 20, 2022	-	$-
Granted	1,700,000	3.12
Vested	(566,684)	3.12
Outstanding at December 31, 2022	1,133,316	$3.12
Granted	-	-
Vested	(1,133,316)	3.12
Forfeited	-	-
Outstanding at December 31, 2023	-	$-

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its service providers for the year ended December 31, 2023 and from inception (January 20, 2022) through December 31, 2022 amounted to $NIL and $2,522, respectively. As of December 31, 2023, there was no outstanding compensation cost related to non-vested awards granted to the Company’s Board of Directors and certain of its service providers not yet recognized.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
15.	Subsequent Events

On January 10, 2024, the Company paid a dividend of $652 (Note 10).

On February 20, 2024, the Company announced a cash dividend of $0.075 per common share for the fourth quarter of 2023 payable on or about April 10, 2024 to all shareholders of record as of March 22, 2024.

On February 22, 2024, the Company entered into a sale and leaseback agreement with Village Seven Co., Ltd and V7 Fune Inc. (Village Seven Sale and Leaseback), unaffiliated third parties, in order to refinance the August 2022 EnTrust Facility. The financing amount is $13,800 bearing an interest rate of 2.65% plus 3-month Term SOFR. The charterhire principal amortizes over a four-year term, through forty-eight consecutive monthly installments of $192 and a purchase option of $4,738. The Company has the option to extend the charter period for a further two-year period. The outstanding charterhire principal, at the optional period, amortizes through twenty-four consecutive monthly installments of $192. At the end of the optional period, which the Company expects to exercise, the ownership of the vessel will be transferred to United at nominal additional cost. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The vessel was sold and chartered back under the sale and leaseback agreement on March 27, 2024.

On March 6, 2024, the Company entered into a bareboat charter agreement for a 82,235 dwt Kamsarmax bulk carrier built in 2016 in Japan, which will be renamed Nisea and is expected to be delivered to United between June and October 2024. The vessel will be chartered under an 18-month bareboat charter agreement, with a down payment of $7,500, of which $3,750 was paid upon the signing of the agreement and a further down payment of $3,750 is payable prior to the delivery of the vessel. The daily charter rate will be $8 over the period of the bareboat charter. The Company has a purchase option of $16,620 at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $28,440.

On March 11, 2024, the Company signed a term sheet for a $18,000 sale and leaseback to finance the expected exercise of $17,100 purchase option, under the bareboat charter agreement of Synthesea. The vessel will be sold and chartered back on a bareboat basis for a seven-year period. The financing’s applicable interest rate will be 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company will have continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. The charterhire principal will amortize through eighty-four consecutive equal monthly installments of approximately $136 along with a purchase option of $6,682 at the expiration of the bareboat charter. At the end of charter period, if the Company will not exercise its purchase option, the lessor may exercise their put option. The transaction is subject to completion of definitive documentation and is expected to close between April to July 2024.

On March 27, 2024, the Compensation Committee of our board of directors approved the amendment and restatement of the 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan to the Company’s directors and certain service providers of an aggregate of 335,000 restricted common shares. Of the total 335,000 shares issued, 260,000 shares were granted to the members of the board of directors and 65,000 shares were granted to certain of the Company’s service providers and 10,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.635. On March 27, 2024, 67,000 shares vested, while 100,500 shares will vest on September 27, 2024 and 167,500 shares will vest on March 27, 2025.

On March 27, 2024, the August 2022 EnTrust Facility was refinanced with the Village Seven Sale and Leaseback. The remaining outstanding balance of $13,000 of the August 2022 EnTrust Facility was repaid in full, and all obligations under the facility were irrevocably and unconditionally discharged pursuant to the deed of release dated March 27, 2024.

During 2024 and as of the date of the issuance of these consolidated financial statements, the Company has repurchased 17,174 of its outstanding common shares at an average price of approximately $2.50 per share and a total of $43, inclusive of commissions and fees, pursuant to the share repurchase plan approved by the Company’s Board of Directors in October 2022, as extended. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of the date of the issuance of these consolidated financial statements.

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

Financial instruments, which potentially subject the Subsidiary to significant concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable trade. The Subsidiary limits its credit risk with accounts receivable trade by performing ongoing credit evaluations of its customers’ financial condition.

(e)	Cash and Cash Equivalents

The Subsidiary considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)

(f)	Accounts Receivable Trade

Accounts receivable trade, at each balance sheet date, include receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Subsidiary also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact for the period from January 1, 2022 through July 5, 2022 and as of December 31, 2021 and 2020, respectively.

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

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Subsidiary places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Subsidiary performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Subsidiary’s investment strategy. The Subsidiary limits its credit risk with accounts receivable trade by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a)	Cash and cash equivalents, accounts receivable trade and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments.
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

United Maritime Predecessor
Notes to the Carve-out Financial Statements
July 5, 2022
(All amounts in US Dollars, unless otherwise stated)

9.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	From January 1, 2022	Year ended December 31,
	through July 5, 2022	2021	2020
Interest on long-term debt	280,554	621,046	592,801
Amortization of debt issuance costs	44,308	101,289	96,300
Other, net	(1,074)	21,352	19,344
Total	323,788	743,687	708,445

10.	Subsequent Events:

Contribution by Parent of the Subsidiary to United Maritime Corporation: On July 5, 2022, the spin-off transaction was materialized and the Subsidiary was contributed to the Company by the Parent. Following the spin-off consummation, United Maritime Corporation and Seanergy Maritime Holdings Corp. are independent publicly traded companies.

