Form 20-F
period 2024-12-31
United Maritime Corp
filed 2025-04-10
CIK 1912847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

154 Vouliagmenis Avenue, 166 74 Glyfada, Greece
(Address of principal executive offices)

Stamatios Tsantanis, Chairman & Chief Executive Officer
United Maritime Corporation
154 Vouliagmenis Avenue, 166 74 Glyfada, Greece
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
As of December 31, 2024, 8,844,267 shares of common stock, par value $0.0001 per share, and 40,000 Series B Preferred Shares, par value $0.0001 per share, were outstanding.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this annual report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

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

•	risks related to our business strategy, areas of possible expansion, or expected capital spending or operating expenses;

•	our dependence on Seanergy Maritime Holdings Corp. and our third-party managers to partly operate our business;

•	changes in the availability of crew, number of off-hire days, classification survey requirements, and insurance costs for our vessels;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters, or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	changes in interest or inflation rates;

•	acts of terrorism, war, piracy, and other hostilities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities and governmental responses and other effects thereto;

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	changes in tariffs, trade barriers, embargos and regulatory requirements;

•
general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war including between Russia and Ukraine (and related sanctions), Israel and Hamas, and China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, the tensions between Israel and Iran, tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and North Atlantic Treaty Organization (“NATO”) members;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry;

•	our ability to continue to implement and maintain adequate Environmental, Social and Governance ("ESG") practices, policies, programs, goals and targets;

•	Our ability to continue as a going concern; and

•
other factors discussed in “Item 3. Key Information—D. Risk Factors” and other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “Commission”).

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

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “we,” “us,” and “our” refer to United Maritime Corporation and any or all of its subsidiaries, and “United Maritime Corporation” refers only to United Maritime Corporation and not to its subsidiaries. We were incorporated under the laws of the Republic of the Marshall Islands on January 20, 2022 and did not commence operations until the consummation of the Spin-Off (as described below) on July 5, 2022. “United Maritime Predecessor” refers to the vessel-owning subsidiary of the M/V Gloriuship prior to its contribution to us, when it was owned by Seanergy Maritime Holdings Corp. (“Seanergy” or the “Parent”). For the period from January 1, 2022 up to July 5, 2022, the accompanying financial statements reflect the financial position and results of the carve-out operations of United Maritime Predecessor. For the period from January 20, 2022 up to December 31, 2022, for the period from January 1, 2023 up to December 31, 2023 and for the period from January 1, 2024 up to December 31, 2024 the accompanying financial statements reflect the financial position and results of United Maritime Corporation and of its consolidated subsidiaries.

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

Some of the following risks relate principally to the industry in which we operate and others relate to our business in general or our common shares. If any of the following risks occur, our business, financial condition, results of operations, and cash flows could be materially adversely affected and the trading price of our securities could decline.

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

The principal risk factors, as more particularly described in this “Item 3. Key Information—D. Risk Factors” below, include but are not limited to the following:

Risks Relating to Our Industry

•	general dry bulk market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, and demand for vessels;

•	general economic, political, and business conditions and disruptions, including sanctions, public health, war, piracy, terrorist attacks, and other measures;

•	our dependence on index-linked charters;

•	global economic conditions and disruptions in world financial markets and the resulting governmental action;

•	significant tariffs or other restrictions imposed on imports and related countermeasures could have a material adverse effect on our operations and financial results;

•	compliance with, and our liabilities under, governmental, tax, environmental, and safety laws and regulations;

•	changes in governmental regulation, tax, and trade matters and actions taken by regulatory authorities;

•	inherent operational risks, weather damage, seasonal fluctuations, and inspection procedures of the dry bulk industry;

•	increased scrutiny of environmental, social, and governance matters;

Risks Relating to Our Company

•	reliance on information systems and potential security breaches;

•
our borrowing availability under our loan agreements and other security agreements and compliance with the financial covenants therein, and ability to borrow new funds or refinance existing facilities;

•	our use of available funds, and the banks in which such funds are held;

•	capital expenditures and other costs, such as increased fuel prices, necessary to operate and maintain our fleet;

•	our dependence on a limited number of customers for a large part of our revenue;

•	technological developments which affect global trade flows and supply chains may affect our business and results of operations;

•	our dependence on our charterers and other counterparties fulfilling their obligations;

•	our ability to attract and retain key management personnel and potentially manage growth and improve our operations and financial systems and staff;

•	delays or defaults by the shipyards in the construction of newbuildings, or defaults in constructions; or delays cancellations or non-completion of deliveries of purchased vessels;

•	our ability to successfully and profitably employ our vessels;

•	conflicts of interest which may arise from our officers’ and directors’ association with the Parent;

•	labor interruptions, including failure of industry groups to renew industry-wide collective bargaining agreements;

•	the aging of our fleet and vessel replacement;

•	our vessels becoming unavailable or going off-hire;

•	potential increased premium payments from protection and indemnity associations;

•	technological innovation and quality and efficiency requirements from our customers;

•	fluctuations in foreign currency exchange and interest rates, including volatility of SOFR and potential changes of the use of SOFR as a benchmark;

•	effects of worldwide inflationary pressures;

•	our dependence on the ability of our subsidiaries to distribute funds to us;

•	our ability to compete for charters;

•	our dependence on the Parent and its wholly-owned management subsidiaries to partly operate our business;

•	fraud, fraudulent, and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;

•	arrest or requisition of our vessels;

•	potential cyber-attacks;

Risks Relating to Our Common Shares

•	effects of U.S. federal tax on us and our shareholders;

•	volatility in the price of our common shares, the continuation of a liquid trading market, and dilution of shareholders;

•	the superior voting rights of our Series B Preferred Shares and any conflict of interest of the holder of such shares;

•	the effect of anti-takeover provisions of our organization documents;

•	our ability to pay dividends;

•	delisting of our common shares from the Nasdaq Capital Market;

•	compliance with economic substance requirements;

•	our ability to access the credit and capital markets at the times and in the amounts needed on acceptable terms;

•	other factors that may affect our financial condition, liquidity, results of operations, and ability to pay dividends; and

Other Risk Factors

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Industry

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue, and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

The volatility in the dry bulk charter market, from which we derive part of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the following years volatility was also apparent, albeit less extreme. In 2024, the BDI ranged from a low of 976 on December 19, 2024 to a high of 2,419 on March 18, 2024. Although the BDI was 1,404 as of April 7, 2025, due to its volatile nature, there can be no assurance of the future performance of the BDI.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have imposed sanctions against Russia and certain disputed regions of Ukraine including, among others, prohibitions and restrictions on selling or importing goods, services, or technology in or from affected regions, travel bans, and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU, and other countries could impose wider sanctions and take other actions. The war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects so far remain unclear. More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and thus creating uncertainty and risks to shipping operations in the region. Such circumstances have had and could in the future result in adverse consequences from time to time for dry bulk shipping, including, among other developments, such as:

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

The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessels at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the dry bulk market decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our loan agreements or other financing agreements. In such a situation, unless our lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our lenders could accelerate our debt and we could face the loss of our vessels. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. We cannot assure you that future charter rates will enable us to cover our liabilities, operate our vessels profitably, or pay dividends.

The factors that influence demand for dry bulk shipping capacity include:

•
supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration production or manufacturing facilities;

•	the globalization of production and manufacturing;

•	changes in interest or inflation rates;

•
general domestic and international political conditions or events, including trade wars, retaliatory economic measures, acts of hostility or potential, threatened, or ongoing war including between Russia and Ukraine (and related sanctions), Israel and Hamas, and China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, the tensions between Israel and Iran, tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and NATO members;

•
global and regional economic and political conditions and developments, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	natural disasters and weather;

•	public health threats, pandemics, epidemics, and other disease outbreaks and governmental responses thereto;

•	embargoes and strikes;

•	disruptions and developments in international trade, including trade disputes or the imposition of tariffs or trade barriers on various commodities or finished goods;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other legal or regulatory developments; and

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

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. In previous years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2028, was approximately 10.5% of the existing world dry bulk fleet as of the end of March 2025, according to Clarkson Research Services Limited, or Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including delays in new vessel deliveries;

•	the number of shipyards and their ability to deliver vessels;

•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;

•	scrapping and recycling rate of older vessels;

•	vessel casualties;

•	the price of steel and vessel equipment;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire;

•	vessels’ average speed;

•	technological advances in vessel design and capacity;

•	availability of financing for new vessels and shipping activity;

•	the imposition of sanctions, tariffs, trade barriers or embargos;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	port or canal congestion;

•	changes in interest or inflation rates;

•
changes in market conditions, including general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war including between Russia and Ukraine (and related sanctions), the war between Israel and Hamas, and China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, and the tensions between Israel and Iran, tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and NATO members; and

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises.

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

Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto could adversely affect our business, results of operations, or financial condition.

Global public health threats, such as the COVID-19 outbreak, influenza, and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers.

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, such as travel restrictions and temporarily closing business, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on or disembark from ports located in regions affected by the outbreak. The COVID-19 pandemic also, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuildings, drydockings and vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards. Other future disease outbreaks or COVID-19 variants may cause us to experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, results of operations, cash flows, financial condition, financings, value of our vessels, and ability to pay dividends may be negatively affected by future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. This impact could be material and adverse.

We are currently mostly dependent on index-linked charters, while a smaller part of our fleet is employed on a spot voyage basis. Any decrease in spot freight charter rates or indices in the future may adversely affect our earnings.

As of the date of this report, the majority of our vessels are employed under time charters which have a charter hire calculated at an index-linked rate based on the Baltic Capesize Index, or BCI, and the Baltic Panamax Index, or BPI, respectively. Furthermore, we may operate any other vessels we may acquire on a spot voyage basis, or on index-linked or fixed rate time charters.

Although the number of vessels in our fleet that are employed on spot voyages or have index-linked or fixed rate charters will vary from time to time, dictated by a multitude of factors and the chartering opportunities before us, we anticipate that a significant portion of our fleet will be affected by the spot freight market or the relevant index rates. As a result, our financial performance will be significantly affected by conditions in the spot freight market or the relevant index rates and only vessels that operate under fixed-rate time charters would, during the period in which such vessels operate under such time charters, provide a fixed source of revenue to us. If future spot charter rates or indices decline, we may be unable to operate our vessels profitably, and our business, results of operations, cash flows, and financial condition will be significantly affected.

Historically, spot charter rates and dry bulk charter indices have been volatile as a result of the many conditions and factors that can affect the price of, supply of and demand for dry bulk capacity. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, fixing profitable spot voyages and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates declined below the operating cost of vessels. If future spot charter rates or the relevant index rates decline, we may be unable to operate our vessels trading in the spot market or our BCI-linked charters profitably or meet our other obligations, including payments on indebtedness.

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

Under a fixed rate time charter, if spot or short-term time charter rates fall significantly below the charter rates that our charterers are obligated to pay us, the charterers may have an incentive to default on, or attempt to renegotiate the charter, which would affect our ability to operate our vessels profitably. Additionally, if our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired. Meanwhile, under a fixed rate time charter, we may be unable to realize the benefits of market upswings and successfully take advantage of comparably favorable opportunities.

If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition, and cash flows, and could cause the market price of our common shares to decline.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition, and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets, and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions between Israel and Iran, tensions in the Red Sea or Russia and NATO tensions, China and Taiwan disputes, the United States and China trade relations, tensions between the U.S. and NATO members, tensions between the U.S. and Panama, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, epidemics or pandemics, and banking crises or failures. See also “—Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto could adversely affect our business, results of operations, or financial condition.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. Although a cease-fire declared between Israel and Hamas on January 15, 2025, heightened regional tension and renewed conflict in Gaza and Yemen developed in March 2025, which may lead to continued attacks on vessels transiting the Red Sea. If such conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

In Europe, concerns regarding the possibility of sovereign debt defaults by EU member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the U.S. and other parts of the world. The U.S. implementation of tariffs and related countermeasures taken by impacted foreign countries further increases the risk of additional trade protectionism. The withdrawal of the United Kingdom from the EU, or Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, cash flows, and financial condition.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate recovered from 3.0% in 2022 to 5.2% in 2023, but the economy continued to be weighed down by the ongoing crisis in the property market. For the year ended December 31, 2024, China’s GDP growth rate declined slightly to approximately 5.0%. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

The U.S. and global capital markets, including credit markets, continue to experience volatility and uncertainty, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results of operations or impair our ability to borrow under our loan agreements or any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. While recent developments in the global credit markets have been supportive of borrowing and refinancing, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including results of operations, cash flows and financial condition, may be adversely affected. In January 2025, during the initial days of President Trump's second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and the subject countries have imposed or indicated their intention to impose counter measures. In February 2025, the U.S. imposed tariffs of 10% on all imported goods from China, followed by an additional 10% tariff in March 2025. The U.S. also imposed a 25% tariff on all steel and aluminum imports, beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies and on April 2, 2025, announced new tariffs on many U.S. trading partners, including a universal baseline tariff of 10% on all imported goods, and country specific tariffs such as an additional 34% tax on imports from China (leading to an effective rate of 54% when combined with existing tariffs) and 20% on products from the E.U. Specific products that are being tariffed, such as automobiles, were to be exempted from the new tariffs, and tariffs on products such as pharmaceutical drugs were to be announced at a later date. Following a period of market turbulence, on April 9, 2025, President Trump announced a 90-day pause to the tariffs announced on April 2, 2025 for most countries. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. This consequently lowers the tariff rate for the E.U., Japan, and South Korea, among other countries. However, President Trump announced an increased tariff rate against Chinese imports of a minimum 145%. These and other tariffs and countermeasures could increase the cost of raw materials and components that we transport, disrupt global supply chains and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for commodities carried by sea, result in the loss of customers and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

Political instability, terrorist attacks or other attacks, war, and international hostilities could affect our business, results of operations, cash flows and financial condition.

We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and governmental conditions in the countries and regions where our vessels or vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the war between Ukraine and Russia and between Israel and Hamas and Hezbollah, Russia and NATO tensions, U.S. and NATO tensions, China and Taiwan disputes, U.S. and China trade relations, instability between Iran and the West, hostilities between the U.S. and North Korea and the U.S. and Panama, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit, or another withdrawal from the EU, terrorist or other attacks (or threats thereof) around the world and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The U.S. and the United Kingdom, among other countries, as well as the EU, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operations, and cash flows.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operations, and cash flows.

Continuing war and recent developments in Ukraine, the Middle East, tensions between the U.S. and Iran, the war between Israel and Hamas, and the conflict in the Red Sea, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, Israel and Hamas, China and Taiwan, and the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Past terrorist attacks and the ongoing threat of future incidents worldwide continue to instigate uncertainty in the global financial markets, potentially affecting our business, operating outcomes and financial condition. Recent acts of terror perpetrated by Houthi rebels in the Red Sea region further heighten concerns about the impact on maritime transportation along key routes, such as the Red Sea route, affecting our shipping operations. Although our business is not directly impacted by the war between Israel and Hamas, the related missile attacks by the Houthi regime in the Red Sea area has led to the diversion of a large part of the world fleet away from the Red Sea, increasing the ton-mile demand for most shipping sectors, including dry bulk, and resulting in higher freight rates. Rerouting away from the most convenient route for connecting East trade to the West and vice versa may, however, lead to increased operational costs and higher revenues. In case our vessels trade or transit via the Red Sea, we may incur increased insurance costs. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect our business, financial condition, results of operations and cash flows. A cease-fire between Israel and Hamas was declared on January 15, 2025, but there is no certainty that the cease-fire will continue. Further President Trump’s proposal to annex Gaza has raised fears that Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire.

Ongoing conflicts and recent developments in regions such as Ukraine, Russia, North Korea, Myanmar, and the Middle East (including Iran, Iraq, Israel, Palestine, Syria, the Persian Gulf, Yemen), coupled with the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict globally. These events may contribute to heightened economic instability in the worldwide financial markets. Significant tariffs or other restrictions being imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries, may be adversely affect our business, results of operations, cash flows, and financial condition. See “— Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.”

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea and the recent outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows, financial position, and our ability to pay cash distributions to our shareholders.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	acts of God;

•	damage to or destruction of vessels due to marine disaster;

•	terrorism, piracy or other detentions;

•	environmental accidents;

•	cargo and property losses or damage; and

•
business interruptions caused by mechanical failure, grounding, fire, explosions and collisions, human error, war, political action in various countries, labor strikes, epidemics or pandemics, adverse weather conditions or other circumstances or events.

Any of these circumstances or events could increase our costs or lower our revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties, or restrictions on conducting business, litigation with our employees, customers, or third parties, higher insurance rates, and damage to our reputation and customer relationships, generally, market disruptions, delays, and rerouting and could also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or result in the imposition of public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to deductibles and caps or may not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. Furthermore, the involvement of our vessels and other vessels we may acquire in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows.

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

Increases in fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating voyage freight rates, although we generally do not directly bear the cost of fuel for vessels operating on time charters. As a result, an increase in the price of fuel may adversely affect our profitability if freight rates fail to rise to the extent required to cover a rise in the cost of fuel. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries, and other oil and gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations. While fuel prices remained generally lower in 2024 and 2023 as compared to 2022, fuel has and may become much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of tariffs and trade restrictions, the imposition of sulfur oxide emissions limits in January 2020, and reductions of carbon emissions from January 2023 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of any vessels at the end of a period time charter or a voyage charter, we may be obligated to repurchase bunkers on board at prevailing market prices, or purchase bunkers to refuel the vessel in case of a voyage charter, which could be materially higher than fuel prices at the inception of the charter period. However, given the current time charter agreements of our vessels and our chartering strategy, this cost is projected to be immaterial in the short to medium term. If in the future we decide to operate vessels on a voyage basis, then fuel would be the largest expense that we would incur with respect to vessels operating on voyage charter. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense, while under time charter agreements fuel expenses are borne by the charterers. We currently cannot guarantee that we will continue to employ our vessels on a time charter basis, or that we will hedge our fuel costs on any prospective future voyage charters. As a result, an increase in the price of fuel may negatively affect our profitability and cash flows in the future.

Our revenues are subject to seasonal fluctuations, which could affect our results of operations and ability to service our debt or pay dividends.

We operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. This seasonality should not affect our operating results if our vessels are employed on fixed rate period time charters, but because the majority of our vessels are employed (and vessels we may acquire may be employed) in the spot voyage market, or on index-linked charters, seasonality may increase the volatility of, and materially affect, our operating results and cash flows, as well as our ability to pay dividends, if any, in the future.

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels, down from the previous cap of 3.5%, which came into force on January 1, 2020. In addition, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to tackle harmful emissions and, which identifies “levels of ambition” towards reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030 compared to 2008 emission levels; and (3) pursuing net-zero greenhouse gas emissions by or around 2050 while pursuing efforts towards phasing them out entirely. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses and could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

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

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS applies gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Directive 2023/959 makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly. To prepare for and manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms, revised service agreement terms, and transparent emissions reporting procedures. However, the cost of future cost of compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by our vessels. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.

By reducing the cost of labor through automation and digitization, including by means of new technologies in artificial intelligence and machine learning, among others, and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical and economic events, pandemics, rising tariff barriers and environmental concerns also accelerate these trends.

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons, and other severe marine weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from planned routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, results of operations and financial condition.

Tax law changes may result in significant additional taxes to us.

Tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development (the “OECD”) published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, operates to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the Pillar Two rules released in December 2021 that, among other provisions, give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Presently, it is difficult to assess if and to what extent such changes will impact our tax burden. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

Increased regulation and scrutiny of environmental, social and governance matters may impact our business and reputation.

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

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. As far as the environmental aspect is concerned, since 2018 we have commenced implementing technical and operational measures aiming to improve the energy efficiency of our vessels and in extension reduce the CO2 emissions of the fleet. During 2023 the attained EEXI for all our vessels have been calculated in accordance with regulation 23 of MARPOL Annex VI and the 2021 Guidelines on the method of calculation of the attained Energy Efficiency Existing Ship Index (EEXI) (resolution MEPC.333(76)) (EEXI Calculation Guidelines). All EEXI technical files containing the necessary information have been prepared in cooperation with the vessels’ recognized organizations, for which the on-board survey application is in progress. In addition, we have completed various biofuel trials in cooperation with leading charterers and operators. Moreover, we have installed ballast water treatment systems, Energy Saving Devices, including artificial intelligence assisted remote performance monitoring systems, applied Existing Vessel Design Index, or EVDI, upgrades, very low friction silicon hull paints and hydrodynamic performance improving technologies, which constitute examples of the environmental practices we have adopted and aim to continue adopting on most of our vessels. We participate in various environmental initiatives in our industry and technical committees promoting various ESG matters. We have also secured and entered into two sustainability-linked financings for five of our vessels. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet the industry’s or society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules were set to become effective on May 28, 2024, 60 days following publication of the adopting release in the Federal Register. However, these rules were challenged in federal courts, and, in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On February 11, 2025, acting SEC Chair Mark Uyeda directed the Commission’s staff to pause their legal defense of the rules and request that the Court not schedule the case for argument.  On March 27, 2025, the SEC voted to end its defense of the rules and sent a letter to the Eight Circuit Court of Appeals withdrawing its defense of the rules. The rules remain in place (though not effective), unless the SEC formally withdraws or rescinds the rules, or the Eighth Circuit finds the rules invalid.

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

During the year ended December 31, 2024, none of our vessels called on ports located in countries subject at that time to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers’ instructions, subject to any applicable insurance arrangements and prior approvals, if required. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Compliance with this regulation is achieved by (i) using 0.5% sulfur fuels on board, which are available at a higher cost; (ii) installing “scrubbers” for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not yet be an economically viable option due to the lack of supply network and high costs involved in this process. Our vessels comply by burning low sulfur fuel (0.5% or 0.1%). We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for vessels we may acquire that will not be equipped with scrubbers. However, due to the fact that the Mediterranean Sea will become a 0.1% sulfur emission control area by May 1, 2025, we may consider installing scrubbers in  some of our vessels, if such investment is deemed beneficial. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Business—Environmental and Other Regulations—International Maritime Organization.”

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, EU regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the IMO. These include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, generally referred to as the BWM Convention, and the International Ship and Port Facility Security Code, or ISPS.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard. Compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 28, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with United States Coast Guard, or USCG, regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025. All of our vessels are equipped with Ballast Water Treatment Systems ensuring compliance with the new environmental regulations. Nevertheless, we might incur compliance costs for any vessels we might acquire in the future, which might have a substantial effect on our profitability. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community. The US Environmental Protection Agency, or EPA, has indicated that new federal discharge standards for vessels may be published in autumn 2024. The VIDA gave the EPA two years to develop new national discharge standards for vessels and the U.S. Coast Guard another two years to develop regulations and best management practices to implement and enforce those standards. VIDA also specifies that the provisions of the VGP will continue to apply until EPA and the U.S. Coast Guard publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. This rule changes may have financial impact on our vessels and may result in vessels being banned from calling in the U.S. in case compliance issues arise.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the MTSA, which are the U.S. Coast Guard’s issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. In addition, pursuant to the SOLAS Convention, dry bulk vessels and the ports in which we plan to operate are subject to the ISPS Code. These security procedures can result in seizure of vessel cargo, delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, vessels. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on vessels and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative impact on our business, revenues and customer relations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. Additionally, if piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or if our vessels are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels could have a material adverse impact on our business, financial condition, and results of operations.

The operation of dry bulk vessels has specific operational risks.

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

If any of our vessels fails to maintain its class certification or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.

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

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted, which would have a material adverse effect on our financial condition and results of operations.

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

A government could requisition for title or hire one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Company

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow in the future or trigger breaches of certain financial covenants under our current or future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

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

The market value of dry bulk vessels, and Capesize dry bulk carriers in particular, has historically exhibited great volatility. From 2010 until today, the standard 182,000 dwt Capesize yard resale prices have fluctuated from $35.0 million in March 2016 to $77.0 million in May 2024. Very similar trends have also been witnessed in the Kamsarmax and Panamax sectors.

The fair market value of our vessels is dependent on other factors as well, including:

•	prevailing levels of charter rates;

•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;

•	competition from other shipping companies;

•	types, sizes, and age of vessels;

•	sophistication and condition of the vessels;

•	advances in vessel efficiency, such as the introduction of autonomous vessels;

•	where the vessel was built, as-built specifications, and subsequent modifications and improvements;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the world fleet;

•	the scrap value of vessels;

•	cost of secondhand tonnage;

•	cost of newbuilding vessels;

•	cost of secondhand vessel acquisitions;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	decreased costs and increases in use of other modes of transportation;

•	whether the vessel is equipped with scrubbers or not;

•	global economic or pandemic-related crises;

•	governmental and other regulations, including environmental regulations;

•	ability of buyers to access financing and capital;

•	technological advances; and

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

We may enter into newbuilding contracts in connection with our vessel acquisition strategy. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials, or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, or any other events of force majeure. A shipyard’s failure to deliver a vessel on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our results of operations.

We may be unable to obtain financing for vessels we may acquire.

We can offer no assurance that we will be able to obtain the necessary financing for the acquisition of any vessels we may acquire in the future, on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels and expand the size of our fleet. If we fail to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations, and financial condition, as well as our cash flows.

Vessels we may acquire in the future are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We may acquire additional vessels in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under the acquisition contract or under a related time charter and become liable for damages for breach of contract or could otherwise adversely affect our financial condition and results of operations. In cases where the fault lies with the contract counterparty, we would be entitled to compensation, but the amount and timing of payment of such compensation is uncertain. In addition, the delivery of any vessel with substantial defects could have similar consequences and, although we intend to inspect the condition of the vessels pre-acquisition, there is no assurance that we will be able to identify such defects. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire. Any of these circumstances or events could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2024, we had approximately $100.5 million in debt outstanding across our loan facilities, sale and leaseback transactions and financial leases. We may also incur further indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences for us, including the following:

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

Our financing arrangements contain, and we expect that other future financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements, a default by us under one loan agreement could lead to defaults under other loan agreements and financing agreements.

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

An increase in the Secured Overnight Financing Rate (“SOFR”) would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us.

In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position, and have the potential to cause us to breach covenants in our loan agreements that require maintenance of certain financial positions and ratios. Interest rate derivatives may also be impacted by the transition to SOFR or to other alternative rates.

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

In addition, charterers actively discriminate against hiring older vessels. Rightship, the dry bulk ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship’s age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. One and seven dry bulk vessels in our fleet have four and three-star risk ratings from Rightship, respectively.

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

We also face competition from companies with more modern vessels with more fuel-efficient designs than our current vessels. Competition from more technologically advanced vessels could adversely affect the chartering opportunities available to us and the charter rates we will be able to negotiate, therefore adversely affecting our business, results of operations, cash flows, and financial condition, while also significantly decreasing the resale value of our vessels.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

Inflation could have an adverse impact on our business and operating results and subsequently on our financial condition both directly through the increase of operating costs, including crew costs and materials necessary for the operation of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide economies have in the recent past experienced inflationary pressures, with price increases seen across many sectors globally. In response to the inflationary pressures in recent years, central banks made steep increases in interest rates, which resulted in increases to the interest rates available to us for the financing of our operations and investment activity. Although central banks have started decreasing interest rates, future monetary policies cannot be guaranteed. If central banks need to increase interest rates again, or if interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on both existing loans on floating rate and new debt financings or refinancings we may pursue could adversely affect our cash flows and our ability to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures. Furthermore, if inflationary pressures intensify, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition. There is uncertainty regarding inflation due to the likely shift in policy following numerous elections around the world. Trade tariffs announced by President Trump and retaliatory tariffs and countermeasures from affected countries could trigger economic uncertainty but the impact on inflation is unclear.

Whether the present inflationary pressures will transition to a long-term inflationary environment and the effect of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain.

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

Crew costs are anticipated to be a major expense for us. The growing global shipping fleet has led to higher demand for highly skilled and qualified crew, driving crewing costs upward. If we are unable to raise our rates accordingly, these rising costs could negatively impact our profitability.

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

The operation of an ocean-going vessel carries inherent risks, which include the risk of the vessel or its cargo being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts, and other similar circumstances or events.

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

We maintain cash with a limited number of financial institutions  which will subject us to credit risk.

We maintain all of our cash with a limited number of financial institutions mostly located in Europe.

Generally, only a portion of cash balances are covered by insurance in the event of default by a financial institution. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. In the event of such a default of a financial institution, we may lose part or all of our cash that we hold deposited with such financial institution.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy financial obligations or to pay dividends.

We are a holding company and our subsidiaries, which are all wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by the covenants in our loan agreements, a claim or other action by a third party, including a creditor, and the laws of the Republic of the Marshall Islands and the Republic of Liberia, where our vessel-owning or other subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

In addition to its earnings, financial condition, cash requirements and availability, the ability of a subsidiary to make distributions to us could be affected by the covenants in our future loan agreements or other financing arrangements, a claim or other action by a third party, including a creditor, and the laws of its country of incorporation. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations and, consequently, our board of directors may exercise its discretion not to declare or pay any dividend.

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

Pursuant to the management agreements, we are paying to Seanergy Shipmanagement a fixed technical management fee of $14,000 per month for the M/Vs Gloriuship, Synthesea, Nisea, Chrisea, Cretansea and Goodship, and to Seanergy a fixed administration fee of $325 per vessel per day. We pay our third-party technical managers a fixed management fee of $10,000 per month for the M/V Tradership and M/V Exelixsea. We are also paying to Seanergy Management a fee equal to 0.75% of the gross freight, demurrage, and charter hire collected from the employment of our vessels and a fee equal to 1% of the contract price of vessels bought, sold or bareboat chartered on our behalf (not including any vessels bought, sold or bareboat chartered from or to Seanergy). These management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, and crewing costs, for which we will reimburse the technical managers. In addition, we have entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for the vessels in our fleet. For such services, we are paying to Fidelity (i) a monthly fee of $5,000 and (ii) commission fees equal to 0.5% of the collected gross hire, freight and demurrage which may be increased to 1.25% in cases when there is no other ship brokerage firm involved in the negotiations, charterparty drafting and final agreement regarding the employment of our vessels. Under such agreement, we reimburse Fidelity for all reasonable running and out-of-pocket expenses. These management fees, excluding the commission fees on the gross freight, demurrage and charter hire, are to some extent payable whether or not our vessels are employed and in any case regardless of our profitability, and we have no ability to require the Managers or our third-party managers to reduce these management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition, and results of operations.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2024 taxable year, and we do not expect to become a PFIC in 2025 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position, including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Item 10.E. Taxation – United States Federal Income Tax Consequences – United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We believe that we qualify for exemption from the 4% tax under Section 883 of the Code for our 2024 taxable year and intend to take this position on our tax return. However, there are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2025 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our common shares were, in combination with each other, to own 50% or more of outstanding common shares on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10.E. Taxation – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2025 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

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

Our vessels and other vessels we may acquire may be chartered to Chinese customers and, from time to time on our charterers’ instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial conditions, and results of operations.

A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative (the “USTR”), has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China's dominance in the maritime, logistics, and shipbuilding industries. These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs.

The proposal would include a service fee targeting Chinese operators of up to $1.0 million for each instance a vessel operated by a Chinese entity enters a U.S. port. Alternatively, the fee could be calculated at a rate of up to $1,000 per dwt of the vessel for each port entrance.

Another proposed service fee focuses on operators with fleets comprised of Chinese-built Vessels. Under this proposal, fees could reach as high as $1.5 million each time a Chinese-built vessel owned by a non-Chinese operator enters a U.S. port. Furthermore, a tiered fee structure is under consideration, based on the proportion of Chinese-built vessels within an operator’s fleet which would apply to all such operator’s vessel, regardless of build origin. Operators with fleets that are 50% or more Chinese-built could face fees of up to $1.0 million dollars per port call; for operators with fleets that are greater than 25% and less than 50% Chinese-built, the fee could be up to $750,000 per port call; and for operators whose fleets have greater than 0% and less than 25% percent Chinese-built vessels, the port fee could reach up to $500,000 per vessel entrance. Another option being considered is an additional fee of up to $1.0 million per port entrance if 25% or more of an operator’s fleet is composed of vessels constructed in China.

A further proposed service fee is aimed at operators with newbuilding orders for Chinese vessels. This fee would be based on the percentage of vessels an operator has ordered from Chinese shipyards or expects to receive from them within the next 24 months. Operators with 50% or more of their vessel orders placed with Chinese shipyards could be charged up to $1.0 million per vessel entrance. For those with greater than 25% to less than 50% percent of their orders in Chinese shipyards, the fee could reach $750,000, and for those with greater than 0% to less than 25%, it could be up to $500,000 per vessel entrance. Another possibility is a flat fee of up to $1.0 million dollars per port entrance if 25% or more of an operator’s total vessel orders over the next 24 months are with Chinese shipyards.

Beyond these direct fee increases, the proposed actions also encompass “restrictions on services” designed to promote the transport of U.S. goods on U.S. vessels. These restrictions would be phased in over several years, starting with a requirement that a small percentage of U.S. exports be transported on U.S.-flagged vessels by U.S. operators, escalating to a larger percentage over time, with a portion specifically mandated to be on U.S.-flagged and U.S.-built vessels. Another proposed restriction would require U.S. goods to be exported on U.S.-flagged, U.S.-built vessels, with exceptions only granted if operators demonstrate that at least 20% of U.S. products per calendar year are transported on U.S.-flagged and U.S.-built vessels. These restrictions could reduce the demand for non-U.S. built vessels, including ours.

The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale and leaseback arrangements with Chinese leasing financiers, has not been clarified. In a sale and leaseback arrangement, the Chinese leasing financiers are the registered owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

None of the vessels we operate were constructed in China. However, we may enter into sale and leaseback transactions with Chinese financial institutions in the future. Additionally, we may enter into contracts for the purchase of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards. Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if measures similar to those that have been proposed are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

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

Our vessels may call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject such vessels to forfeiture to the government of these jurisdictions. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows, and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our shareholders.

The international nature of our operations may make the outcome of any potential bankruptcy proceedings difficult to predict.

The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Republic of Liberia and the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

On December 31, 2024, the closing price of our common shares on the Nasdaq Capital Market was $1.73 per share, as compared to $1.20, which was the closing price on April 7, 2025. In addition, there has from time to time in the past been significant volatility in our trading volumes on the Nasdaq Capital Market and volatility in our intra-day common share price. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

In addition, as of April 7, 2025, we may be obliged to issue up to 6,962,770 additional common shares pursuant to the terms of our outstanding Class A Warrants at an exercise price of $2.25 per common share, subject to adjustment pursuant to the terms of such warrants.

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

The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters and the interests of the holder of such shares could conflict with the interests of common shareholders

While our common shares have one vote per share, each of our 40,000 Series B preferred shares (“Series B Preferred Shares”) presently outstanding has 25,000 votes per share; however, the voting power of the Series B Preferred Shares is limited such that no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B Preferred Shares, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a payment equal to $0.0001 per share.

As of the date of this annual report, our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer has substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.

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

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands and the Republic of Liberia, our operations may be subject to economic substance requirements.

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In 2019, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, it was removed from the list of non-cooperative jurisdictions later in 2019. In February 2023, the Republic of the Marshall Islands (among others) was again placed on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirement and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, increased monitoring and audits, withholding taxes and non-deductibility of costs , and although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. All of our subsidiaries are organized in the Republic of the Marshall Islands and the Republic of Liberia. The Marshall Islands have enacted economic substance regulations relating to, inter alia, shipping business activities, with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under such regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity, or being struck from the register of companies. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know (i) if the EU will once again add the Republic of the Marshall Islands to the list of non-cooperative jurisdictions, or add Liberia to the list, (ii) what actions any such jurisdiction may take, if any, to remove itself from such list if it should be placed back on the list of non-cooperative jurisdictions, (iii) how quickly the EU would react to any changes in legislation of the relevant jurisdictions, or (iv) how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of listed countries during a period if the jurisdictions are placed on the list of non-cooperative jurisdictions. The effect of the EU list of non-cooperative jurisdictions, and any non-compliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

United Maritime Corporation is an international shipping company currently specializing in worldwide seaborne transportation services. We currently operate a fleet of eight dry bulk vessels, comprising three Panamax, three Capesize and two Kamsarmax vessels with an aggregate cargo-carrying capacity of approximately 922,072 dwt and an age of approximately 15.0 years. In December 2024, the Company entered into an agreement with an unaffiliated third party for the sale of its Capesize vessel, M/V Gloriuship, which is anticipated to be delivered to its new owners latest by mid-July 2025. Upon the completion of the sale of this vessel, the Company’s operating fleet will consist of seven dry bulk vessels, with an aggregate cargo carrying capacity of 750,758 dwt.

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

We were incorporated by Seanergy to serve as the holding company of the United Maritime Predecessor upon effectiveness of the spin-off (the “Spin-Off”). Pursuant to the Spin-Off, Seanergy contributed the United Maritime Predecessor to us and $5.0 million in working capital in exchange for the distribution of all of our issued and outstanding common shares to Seanergy’s shareholders, 40,000 of our Series B Preferred Shares, par value $0.0001 to the holder of all Seanergy’s issued and outstanding Series B preferred shares and 5,000 of our 6.5% Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) to Seanergy.

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

On July 11, 2022, we entered into separate memoranda of agreement with unaffiliated third parties, to acquire four secondhand tanker vessels, which were renamed M/T Parosea, M/T Bluesea, M/T Minoansea and M/T Epanastasea (the “Acquired Vessels”), for an aggregate purchase price of $79.5 million. We took delivery of M/T Parosea, M/T Bluesea and M/T Minoansea in August 2022, and delivery of the M/T Epanastasea in September 2022. We sold all four of these vessels as follows: (i) in November 2022, we sold the M/T Parosea to an unaffiliated third-party for a gross sale price of $31.3 million; (ii) in December 2022, we sold the M/T Minoansea and M/T Bluesea to an unaffiliated third-party for an aggregate gross sale price of $70.3 million; and (iii) in August 2023, we sold the M/T Epanastasea to an unaffiliated third party for a gross sale price of $37.5 million.

On July 20, 2022, we completed an underwritten public offering of 8,000,000 units at a public offering price of $3.25 consisting of (i) one common share (or one pre-funded warrant in lieu of one common share) and (ii) one Class A warrant to purchase one common share at an exercise price of $3.25. The gross proceeds of the offering were approximately $26.0 million. All the 1,200,000 pre-funded warrants issued in connection with the offering were exercised by the end of July 2022. As of April 7, 2025, 6,962,770 Class A warrants were outstanding expiring on July 20, 2027.

On July 26, 2022, we issued an additional 5,000 Series C Preferred Shares to Seanergy in exchange for $5.0 million payable in cash in connection with the funding of the advance deposits payable for the Acquired Vessels.

In August and September 2022, our board of directors authorized two buyback programs of $6.0 million in total pursuant to which 3,289,791 of our common shares were repurchased at an average price of $1.81 per share. In October 2022, our board of directors authorized a third share buyback plan, pursuant to which we may repurchase up to an additional $3.0 million of our outstanding common shares in the open market. As extended, this plan was set to expire on December 31, 2024. On December 17, 2024, the Company authorized the extension of its existing $3.0 million share repurchase plan. The program has been extended for a further 12-month period. Under the program, the Company may repurchase up to $3.0 million of its outstanding common shares in the open market. As of April 7, 2025, approximately $1.9 million remained available for repurchase, and the program will remain effective through the period ending December 31, 2025.

In October 2022, the Compensation Committee (the “Compensation Committee”) of our board of directors granted awards under the plan of an aggregate of 1,000,000 restricted common shares. Of the total 1,000,000 shares issued, 800,000 shares were granted to the members of the board of directors of the Company and 200,000 shares were granted to certain of the Company’s service providers. The fair value of each share on the grant date was $2.28. The shares vested as follows: 333,344 shares vested on October 14, 2022, 333,328 shares vested on January 5, 2023 and 333,328 shares vested on June 5, 2023.

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

In December 2022, the Compensation Committee of our board of directors approved the amendment and restatement of our 2022 Equity Incentive Plan (“2022 Equity Incentive Plan”) to increase the aggregate number of common shares reserved for issuance under the plan to 1,500,000 shares and granted awards under the plan to our directors and certain service providers of an aggregate of 700,000 restricted common shares. Of the total 700,000 shares issued, 580,000 shares were granted to the members of our board of directors and 120,000 shares were granted to certain of the Company’s service providers. The fair value of each share on the grant date was $4.33. On December 28, 2022, 233,340 shares vested, while 233,330 shares vested on June 5, 2023 and 233,330 shares vested on October 5, 2023.

On February 7, 2023, we entered into agreements with two unaffiliated third parties to purchase two Kamsarmax dry bulk vessels for an aggregate purchase price of $39.2 million, which were financed through a combination of cash on hand and proceeds from the Neptune Maritime Leasing Ltd. (“Neptune”) sale and leaseback transactions described under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Sale and Leaseback Transactions – March 2023 Neptune Sale and Leaseback” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Sale and Leaseback Transactions – April 2023 Neptune Sale and Leaseback”. The first vessel, which was renamed M/V Oasea, was built in 2010 at Tsuneishi Zhoushan Shipbuilding, has a cargo-carrying capacity of 82,217 dwt and was delivered to the Company on March 27, 2023. The second vessel, which was renamed M/V Cretansea, was built in 2009 at Universal Shipbuilding in Japan, has a cargo-carrying capacity of 81,508 dwt and was delivered to the Company on April 26, 2023.

On February 9, 2023, we entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, which was renamed M/V Chrisea. The vessel was delivered to the Company on February 21, 2023 under an 18-month bareboat charter at a daily rate of $7,300, a downpayment of $7.0 million and a purchase option of $12.4 million at the end of the charter period. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, was approximately $23.4 million.

On February 10, 2023, we took delivery of the M/V Goodship. The acquisition of the M/V Goodship was financed by cash on hand and secured the amount of $7.0 million of the August 2022 EnTrust Facility (as defined in “Item 5. Operating and Financial Review and Prospects”) pursuant to an amendment and restatement of the subject facility which was signed on January 30, 2023.

On February 21, 2023, we declared the initiation of a regular quarterly cash dividend of $0.075 per common share and the declaration of a dividend of $0.075 per share for the fourth quarter of 2022. The quarterly dividend was paid on April 6, 2023 to all shareholders of record as of March 22, 2023.

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

On August 1, 2023, we took delivery of the 78,020 dwt M/V Synthesea built in 2015 in Japan. The M/V Synthesea was chartered under a 12-month bareboat charter agreement, with a daily charter rate of $8,000 over the period of the bareboat charter, a downpayment of $7.0 million and a purchase option of $17.1 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, was approximately $27.0 million.

On August 1, 2023, we declared a quarterly cash dividend of $0.075 per common share for the second quarter of 2023. The quarterly dividend was paid on October 6, 2023 to all shareholders of record as of September 22, 2023.

On August 9, 2023, as part of the sale of the M/T Epanastasea and the acquisition of the M/V Exelixsea, we replaced the collateral under the respective tranche previously secured by the M/T Epanastasea in the August 2022 EnTrust Facility. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Loan Arrangements —August 2022 EnTrust Facility”.

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

On November 14, 2023, we declared a quarterly cash dividend of $0.075 per common share for the third quarter of 2023. The quarterly dividend was paid on January 10, 2024, payable to all shareholders of record as of December 22, 2023.

On November 15, 2023, we entered into three separate and identical $10.0 million sale and leaseback agreements for the M/Vs Gloriuship, Goodship and Tradership with affiliates of Huarong Chinese lessor, for the purpose of refinancing the outstanding indebtedness of the respective vessels under the August 2022 EnTrust Facility. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Sale and Leaseback Transactions—Huarong Sale and Leaseback".

On February 19, 2024, we declared a quarterly cash dividend of $0.075 per common share for the fourth quarter of 2023. The quarterly dividend was paid on April 10, 2024 to all shareholders of record as of March 22, 2023.

On February 22, 2024, we entered into a $13.8 million sale and leaseback agreement with an unaffiliated third party in order to refinance the August 2022 EnTrust Facility secured by the M/V Exelixsea. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Sale and Leaseback Transactions—Village Seven Sale and Leaseback”.

On March 6, 2024, we entered into a bareboat charter agreement with an unaffiliated third party for an 82,235 dwt Kamsarmax dry bulk carrier built in 2016 in Japan, which was renamed M/V Nisea. The vessel was delivered to the Company on September 10, 2024, under an 18-month bareboat charter at a daily rate of $8,000, a downpayment of $7.5 million and a purchase option of $16.6 million at the end of the charter period. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, will be approximately $28.4 million.

On March 27, 2024, the Compensation Committee of our board of directors approved the amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 260,000 common shares to the members of the Company’s board of directors and 75,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.635. On March 27, 2024, 67,000 shares vested, while 100,500 shares vested on September 27, 2024 and 167,500 shares vested on March 27, 2025.

On March 27, 2024, the August 2022 EnTrust Facility was refinanced with the Village Seven Sale and Leaseback. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Loan Arrangements —August 2022 EnTrust Facility.”

On May 23, 2024, we declared a quarterly cash dividend of $0.075 per common share for the first quarter of 2024. The quarterly dividend was paid on July 10, 2024 to all shareholders of record as of June 25, 2024.

On July 19, 2024, we sold the M/V Oasea to an unaffiliated third party for a gross sale price of $20.2 million.

On July 31, 2024, the Company entered into shareholder and subscription agreements to acquire a minority stake in a Norwegian-based company, which participates under a newbuilding contract in the construction of a technically and environmentally advanced Energy Construction Vessel (“ECV”). The ECV is intended to inspect, maintain, and repair offshore energy production infrastructure in both the oil and gas and renewables industries. United will commit capital of up to EUR 7.8 million, scheduled to be called in five separate installments over a period of 33 months, matching the different stages of the ECV’s building process. As of April 7, 2025, we have paid two installments amounting in aggregate to EUR 3.4 million (both amounts were paid within 2024).

On August 1, 2024, we exercised the purchase option and took delivery of the M/V Synthesea, for a price of $17.1 million. The exercise of the purchase option was financed with proceeds from the Onishi Sale and Leaseback, as described herein. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources—Sale and Leaseback Transactions—Onishi Sale and Leaseback”.

On August 5, 2024, we declared a quarterly cash dividend of $0.075 per common share for the second quarter of 2024. The quarterly dividend was paid on October 10, 2024 to all shareholders of record as of September 27, 2024.

On August 21, 2024, we exercised the purchase option and took delivery of the M/V Chrisea, for a price of $12.4 million. The exercise of the purchase option was financed with proceeds from the Sinopac Loan Facility, as described herein. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Loan Arrangements —Sinopac Loan Facility”.

On November 25, 2024, we declared a quarterly cash dividend of $0.075 per common share for the third quarter of 2024. The quarterly dividend was paid on January 10, 2025 to all shareholders of record as of December 27, 2024.

On December 20, 2024, the Company entered into a definitive agreement with an unaffiliated third party for the sale of its 171,314 dwt Capesize vessel, M/V Gloriuship, built in 2004. The vessel is expected to be delivered to its new owners by mid-July 2025. The aggregate net sale price is approximately $15.0 million, and the transaction is subject to customary closing procedures.

On March 17, 2025, we declared a quarterly cash dividend of $0.01 per common share for the fourth quarter of 2024. The quarterly dividend was paid on April 10, 2025 to all shareholders of record as of March 27, 2025.

On April 7, 2025, the Compensation Committee of our board of directors approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 275,000 common shares to the members of the Company’s board of directors and 85,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $1.20. 79,500 shares vested on April 7, 2025, 113,000 shares will vest on October 7, 2025 and 167,500 shares will vest on April 7, 2026.

B.	Business Overview

We are an international shipping company currently specializing in worldwide seaborne transportation services. We currently operate three Capesize dry bulk vessels, two Kamsarmax dry bulk vessels and three Panamax dry bulk vessels, with an aggregate cargo-carrying capacity of approximately 922,072 dwt and an age of approximately 15.0 years. In December 2024, the Company entered into an agreement with an unaffiliated third party for the sale of its Capesize vessel, M/V Gloriuship, which is to be delivered to its new owners by mid-July 2025. Upon the completion of the sale of this vessel, the Company’s operating fleet will consist of seven dry bulk vessels, which an aggregate cargo carrying capacity of 750,758 dwt.

Our Current Fleet

The following table lists the vessel in our fleet as of the date of this annual report:
Vessel Name	Size Class	Year Built	Dwt	Flag	Yard	Type of Employment
Goodship	Capesize	2005	177,536	LIB	Mitsui	T/C Index Linked (1)
Tradership	Capesize	2006	176,925	MI	Namura	T/C Index Linked (2)
Gloriuship	Capesize	2004	171,314	MI	Hyundai	Spot Employment
Nisea	Kamsarmax	2016	82,235	LIB	Oshima	T/C Fixed Rate (3)
Cretansea	Kamsarmax	2009	81,508	MI	Universal	T/C Index Linked (4)
Chrisea	Panamax	2013	78,173	MI	Shin Kurushima	T/C Index Linked (5)
Synthesea	Panamax	2015	78,020	LIB	Sasebo	T/C Index Linked (6)
Exelixsea	Panamax	2011	76,361	MI	Oshima	T/C Index Linked (7)
Key to Flags: MI – Marshall Islands, LIB – Liberia

(1)
Chartered by a dry bulk operator and delivered to the charterer on October 17, 2023 for a period of about 11 to about 13 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between two and 12 months priced at the prevailing Capesize FFA for the selected period. On July 16, 2024, the charterer agreed to extend the time charter agreement in direct continuation from the previous agreement. On July 30, 2024, the new time charter period commenced for a duration of minimum October 15, 2025 up to maximum December 31, 2025.

(2)
Chartered by a major European charterer and delivered to the charterer on July 26, 2022 for a period employment of about 11 to about 15 months. The daily charter hire is based on the BCI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of between three and nine months priced at the prevailing Capesize FFA for the selected period. Following two consecutive extensions, the new extended time charter period is for a duration of minimum January 1, 2025 up to maximum June 1, 2025.

(3)	Chartered by an international commodities trader and delivered to the charterer on September 19, 2024, for a period employment of about 10 to about 12 months at a fixed daily charter hire of $16,500.

(4)
Chartered by an international commodities trader and delivered to the charterer on October 22, 2024 for a period employment of about 11 to about 13 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the variable charter hire to a fixed rate for a period of minimum two months priced at the prevailing Panamax FFA rate for the selected period.

(5)
Chartered by an international commodities trader and delivered to the charterer on June 9, 2024 for a period employment of about 12 to about 15 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for the remaining period employment based on the prevailing Panamax FFA for the selected period.

(6)
Chartered by an international commodities trader and delivered to the charterer on August 3, 2023 for a period employment of minimum 14 to about 16 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of minimum two months based on the prevailing Panamax FFA for the selected period. On July 10, 2024, the charterer agreed to extend the time charter  agreement in direct continuation from the previous agreement. On October 1, 2024, the new time charter period commenced for a duration of about 11 months to 14 months.

(7)
Chartered by an international commodities trader and delivered to the charterer on August 31, 2023 for a period employment of minimum 11 to about 14 months. The daily charter hire is based on the BPI. In addition, the time charter provides us with the option to convert the index linked rate to a fixed rate for a period of minimum two months based on the prevailing Panamax FFA for the selected period. On July 10, 2024, the charterer agreed to extend the time charter agreement in direct continuation from the previous agreement. On August 15, 2024, the new time charter period commenced for a duration of about 11 to about 14 months.

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

Environmental, Social, Governance, or ESG, Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. From an environmental perspective, we have adopted advanced voyage optimization platforms and artificial intelligence-assisted remote performance monitoring systems to reduce fuel consumption and enhance operational efficiency. Across the fleet, we have installed Energy Saving Devices (ESDs), such as Variable Frequency Drives (VFDs), and implemented hydrodynamic improvements including Pre-Swirl Stators, Rudder Bulbs, and low-friction hull coatings. To further optimize hull performance, we are piloting high-efficiency silicone hull and propeller coatings supported by Computational Fluid Dynamics (CFD) simulations and hull roughness assessments. In parallel, we have conducted biofuel trials as part of our ongoing assessment of the technical and economic feasibility of alternative marine fuels. All vessels are equipped with Ballast Water Treatment Systems, in accordance with the International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM Convention). In addition, we have invested in vessels that are fully compliant with the Existing Vessel Design Index (EVDI) requirements, aligned with the IMO’s Energy Efficiency Design Index (EEDI) framework under MARPOL Annex VI. These initiatives demonstrate our ongoing commitment to investing in practical, performance-based solutions that support regulatory compliance and emissions reduction across our fleet. Additionally, we prioritize the well-being of our workforce through measures such as comprehensive training   programs, and robust health benefits. As we anticipate future challenges and opportunities, we are committed to proactively manage both operational and ESG-related risks. By staying attuned to market dynamics and embracing sustainable practices, we aim to ensure the resilience and longevity of our business in an ever-evolving landscape.

Management of Our Fleet

Master Management Agreement

We have entered into a master management agreement with Seanergy pursuant to which Seanergy (directly or through the Managers) provides us with or arranges on our behalf (through unrelated third parties) administrative, accounting, finance, commercial management, technical management, brokerage and certain other services. Administrative functions that are being performed by Seanergy include but are not limited to investor relations, back-office, reporting, legal and secretarial services. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The initial term of the master management agreement expired on December 31, 2024 and was automatically extended for an additional 12-month period. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

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

Technical Management

We have entered into technical management agreements with Seanergy Shipmanagement for the M/V Goodship, M/V Gloriuship, M/V Synthesea, M/V Chrisea, M/V Nisea and M/V Cretansea. Seanergy Shipmanagement is responsible for arranging, inter alia, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. The technical management agreements with Seanergy Shipmanagement provide for a fixed monthly management fee of $14,000 per vessel. In 2024, we were paying to Seanergy Shipmanagement a fixed monthly management fee of $14,000 per vessel for the M/V Gloriuship, M/V Chrisea, M/V Nisea and M/V Cretansea. In relation to M/V Synthesea, we are paying to Seanergy Shipmanagement a fixed monthly fee of $14,000 from January 2025. In relation to the M/V Goodship, we were paying to Seanergy Shipmanagement a fixed management fee of $10,000 up until March 17 2024. In relation to the M/V Oasea, we were paying to Seanergy Shipmanagement a fixed management fee of $14,000 up until July 19, 2024.

Furthermore, we have appointed V. Ships as the technical managers of the M/Vs Tradership and Exelixsea. V. Ships’ services are provided at a fixed monthly management fee of $10,000 per vessel. In 2024, we were paying to V.Ships fixed management fees of $10,000 for these vessels.

With respect to crewing services, we have also entered into crew management agreements with Global Seaways S.A. for the M/Vs Chrisea, Synthesea, Cretansea and Gloriuship at a monthly rate of $90 per crew member or around $2,200 per vessel. In addition, since March 18, 2024 and September 10, 2024 V.Ships Greece provides crew management services to the M/Vs Goodship and Nisea, respectively, for a monthly fee of $2,200.

Our vessels or additional vessels that we may acquire in the future may be managed by the Managers or by other unaffiliated management companies, including Fidelity, V. Ships and Global Seaways. These third-party managers will be supervised by the Managers.

Employment of Our Fleet

As of the date of this annual report, the majority of our vessels are employed under time charters, with charter hire calculated at an index-linked rate based on the BCI and the BPI, respectively. In addition, one of our Capesize vessels is currently employed in the spot market, and one of our Kamsarmax vessels is employed under a fixed rate time charter. A time charter is generally a contract to provide a ship for a predefined period to the charterer for an agreed daily rate, which can be fixed or index-linked. Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the time charter market ensure that there will be employment on the vessel for the defined period, while the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in rates. Spot charters also expose vessel owners to the risk of declining rates and rising fuel costs in case of voyage charters.

The Dry Bulk Shipping Industry

The global dry bulk vessel fleet is divided into four categories based on a vessel’s carrying capacity. These categories are:

Capesize. Capesize vessels have a carrying capacity exceeding 100,000 dwt. A sub-sector of the Capesize category is the Newcastlemax. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

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

Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels almost exclusively carry minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

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

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among dry bulk vessel size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk vessels. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for dry bulk vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different dry bulk vessel categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

Vessel Prices

The prices of dry bulk vessels continued their increasing course that started in 2021 through the first half of 2022 benefiting from the increased ton-mile following Russia’s invasion in Ukraine, however this trend reversed in the second half of the year as a result of the decreased demand due to the fears of a recession in the global economy and extensive Covid-19 related lockdowns in China. In the first half of 2023, the prices of dry bulk vessels stabilized and gradually started to increase following China’s decision to rescind its zero-Covid policy and some signs of slowing inflation due to the coordinated action of central banks. However, in the second half, prices lost some momentum given the increased effective vessel supply and the slower than anticipated freight market recovery. Price declines were observed until the fourth quarter of 2023 when values rebounded once again on the back of stronger demand and soaring freight rates. In 2024, dry bulk vessel prices followed a significant upswing due to resilient ton-mile demand, limited effective supply of vessels and modest orderbook, before experiencing a drop in middle of 2024. In 2025 to date, dry bulk vessel prices  have seen some downward corrections due to seasonal slow demand during the first two months of the year. However, this trend has started to reverse as of March 2025.

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

Customers

Our customers include regional and international companies. For the period from January 1, 2022 through July 5, 2022, one charterer of the United Maritime Predecessor accounted for 100% of the Predecessor’s revenues. During 2022, for the period from commencement of our vessels’ operations (July 6, 2022), five of our charterers accounted for 94% of our revenues. During 2023, five of our charterers accounted for 77% of our revenues. During 2024, three of our charterers accounted for 68% of our revenues.

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

Environmental and Other Regulations

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2013, the IMO’s Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. On July 1, 2024, amendments to the ESP Code became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers. We may need to make certain financial expenditures to comply with these amendments.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Additional amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. At the MEPC 78, the IMO approved a proposal for a new ECA in the Mediterranean Sea as a whole to apply from July 1, 2025 such that the sulfur content of marine fuels does not exceed 0.1%. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. In March 2024, MEPC 81 agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

Amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024.

MARPOL mandates certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations, including those from states of the United States, may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II-2/4.2.1, will enter into effect January 1, 2026.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. Regulation II-1/3-10 requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force globally on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in June 2022. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

Newly elected President Donald Trump has signed a number of executive orders and directives that are likely to have an impact on U.S. regulations. For example, a regulatory freeze was issued, which permits the withdrawal of rules sent to be published and authorizes those in charge of federal agencies to delay for 60 days the effective date of rules that have been published but are not yet effective. This regulatory freeze impacts U.S. EPA decisions and proposed amendments. Additionally federal agencies have placed employees on leave as a result of an executive order regarding diversity, equity and inclusion programs, which may impact implementation and enforcement of regulations. This and additional executive orders could impact regulatory requirements.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective March 2023, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023 the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. Compliance with any new requirements of OPA and other environmental laws, and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the Clean Water Act.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community. The US Environmental Protection Agency, or EPA, has indicated that new federal discharge standards for vessels may be published in autumn 2024. In the meantime, the agency has seemingly strengthened its inspection and enforcement efforts to ensure compliance with the extended VGP scheme and warns that non-compliance can result in significant penalties. The VIDA gave the EPA two years to develop new national discharge standards for vessels and the U.S. Coast Guard another two years to develop regulations and best management practices to implement and enforce those standards. VIDA also specifies that the provisions of the VGP will continue to apply until EPA and the U.S. Coast Guard publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG.

On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Until such regulations are final, effective, and enforceable, vessels will continue to be subject to the VGP 2013 requirements and USCG ballast water regulations, including USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Any upcoming rule changes may have a financial impact on our vessels and may result in our vessels being banned from calling in the U.S. in case compliance issues arise.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (ETS) which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and entered into force on January 1, 2025. More specifically, ETS is to apply gradually over the period from 2024 to 2026. In 2025 shipping companies would have to surrender 40% of ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of ETS allowances for the 2025 emissions and 100% in 2027 for 2026 emissions. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. All maritime allowances will be auctioned and there will be no free allocation for the shipping sector. From a risk management perspective, new systems, including, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted the FuelEU under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, the Maritime Fuel Regulation requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years.  A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and will enter into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, and as detailed above, pursuant to MPC 80, in July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of “levels of ambition”, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, and (3) pursuing net-zero GHG emission by or around 2050. These regulations could cause us to incur additional substantial expenses.

At MEPC 70 in October 2016, a mandatory data collection system (DCS) was adopted which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to MAPROL Annex VI that will require ships to reduce their greenhouse gas emissions. Effective from January 1, 2023, the Revised MARPOL Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating). MEPC 76 also adopted guidelines to support implementation of the amendments.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing discussions about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal and, in December 2023, the EPA announced a final rule to reduce methane and other air pollutants from the oil and natural gas industry, which was published on March 8, 2024. The rule includes “Emissions Guidelines” for states to follow as they develop plans to limit methane emissions from existing sources.

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

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

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

European mandatory non-financial reporting regulations

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months from July 6, 2024, to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply on a phased basis starting from financial year 2024 through to 2028, applicable to large EU and non-EU undertakings with substantial presence in the EU, subject to certain financial and employee thresholds being met. New systems, including personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance. We note that following the publication of the Omnibus package of proposals on February 26, 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed to 2028. If implemented into law, the Omnibus package will simplify compliance for SMEs and all companies with up to 1,000 employees and 50 million turnover will be outside the scope of the CSRD. For the companies in scope (above 1,000 employees and 50 million turnover), the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The proposed provisions in CSRD also create a derogation for companies with more than 1,000 employees and a turnover below EUR 450 million by making the reporting of Taxonomy voluntary, and also, put a stronger emphasis on transition finance by introducing the option of reporting on partial Taxonomy-alignment.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, DNV, Lloyd’s Register of Shipping, Bureau Veritas, NKK).

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Our coverage limit is as per the International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10.0 million up to, currently, approximately $8.9 billion. As a member of P&I Associations, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.

C.	Organizational Structure

We are a Marshall Islands corporation. Our significant wholly owned subsidiaries as of December 31, 2024 are listed in Exhibit 8.1 to this annual report on Form 20-F.

D.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview - Our Current Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” We were incorporated under the laws of the Republic of the Marshall Islands on January 20, 2022 and did not commence operations until the consummation of the Spin-Off on July 5, 2022. For periods from January 1, 2022 up to July 5, 2022, the accompanying financial statements reflect the financial position and results of the carve-out operations of United Maritime Predecessor. For period from January 20, 2022 up to December 31, 2022 and for the years ended December 31, 2023 and December 31, 2024, the accompanying financial statements reflect the financial position and results of United Maritime Corporation and of its consolidated subsidiaries.

This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors.”

A.	Results of operations

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage charters;

•	vessels repositioning;

•	vessel operating expenses and direct voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

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

Results of Operations

Year ended December 31, 2024 as compared to year ended December 31, 2023

(In thousands of U.S. Dollars, except for share and per share data)			Change
	Year ended December 31, 2024	Year ended December 31, 2023	Amount	%
Revenues:
Vessel revenue, net	45,439	36,067	9,372	26%

Expenses:
Voyage expenses	(1,771)	(3,107)	1,336	(43)%
Vessel operating expenses	(19,745)	(20,338)	593	(3)%
Management fees-related party	(1,741)	(1,421)	(320)	23%
Management fees	(522)	(545)	23	(4)%
General and administration expenses	(4,010)	(6,018)	2,008	(33)%
Depreciation and amortization	(13,430)	(9,363)	(4,067)	43%
Impairment loss	(828)	-	(828)	-
Gain on sale of vessel, net	1,426	11,804	(10,378)	(88)%
Operating income	4,818	7,079	(2,261)	(32)%
Other income / (expenses), net:
Interest and finance costs	(8,416)	(7,183)	(1,233)	17%
Loss on extinguishment of debt	(397)	(85)	(312)	367%
Interest income	314	430	(116)	(27)%
Loss on equity method investment	(142)	-	(142)	-
Other income	311	112	199	178%
Other, net	129	(132)	261	(198)%
Total other expenses, net:	(8,201)	(6,858)	(1,343)	20%
Net (loss) / income	(3,383)	221	(3,604)	(1,631)%
Net (loss) / income attributable to common stockholders	(3,383)	126	(3,257)	(2,585)%

Net (loss) / income per common share
Basic and Diluted	(0.39)	0.02
Weighted average number of common shares outstanding
Basic and Diluted	8,711,951	8,359,487

Vessel Revenue, Net – Vessel revenue, net increased by $9.4 million or 26% in 2024 and is mainly attributable to the increase in the size of our fleet resulting to an increase of operating days from 2,143 days in 2023 to 2,778 days in 2024. This increase was also enhanced by a slight increase in TCE rate in 2024 compared of that of 2023. Please see the reconciliation of TCE rate (a non-GAAP measure) to net revenues from vessels, the most directly comparable U.S. GAAP measure in “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Key Performance Indicators”.

Voyage Expenses – Voyage expenses amounted to $1.8 million in 2024 and $3.1 million in 2023. The decrease is mainly attributed to the 44 operating days that our fleet was chartered in the spot market in 2023 compared to NIL days in 2024, during which such expenses are borne by the owners. The decrease was partially offset by the increased brokerage commission as a result of the increased revenue earned in 2024 as compared to 2023.

Vessel Operating Expenses – Vessel operating expenses amounted to $19.7 million in 2024 and $20.3 million in 2023. The slight decrease is primarily attributable to the decrease in daily operating expenses from $6,861 in 2023 to $6,616 in 2024. The decrease was partially offset by the increase in ownership days from 2,339 ownership days in 2023 to 2,875 ownership days in 2024. Please see the calculation of daily operating expenses (a non-GAAP metric) “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Key Performance Indicators”.

Management Fees – related party – Management fees to related party amounted to $1.7 million in 2024 and $1.4 million in 2023. The increase is related to the increase in ownership days for vessels that were under related parties’ management, from 1,208 days in 2023 to 1,777 days in 2024.

Management Fees – Management fees amounted to $0.5 million in 2024 and $0.5 million in 2023.

General and Administrative Expenses – General and administrative expenses amounted to $4.0 million and $6.0 million in 2024 and 2023, respectively. The decrease is mainly attributable to decreased stock-based compensation, a non-cash item, which was $0.8 million in 2024 for shares granted pursuant to our 2022 Equity Incentive Plan, compared to $2.5 million in 2023.

Depreciation and amortization – Depreciation and amortization amounted to $13.4 million in 2024 and $9.4 million in 2023. The increase is attributable to the increase in ownership days from 2,339 days in 2023 to 2,875 days in 2024, which is partially offset by the decreased depreciation due to the increase in scrap rate which was effective from January 1, 2024. Three additional vessels performed their scheduled drydocking in 2024 resulting to an increased amortization in 2024 compared to 2023.

Impairment loss – Impairment loss amounted to $0.8 million in 2024 and relates to the M/V Gloriuship which was classified as held for sale as of December 31, 2024 and her delivery to the new owners is expected to take place in the third quarter of 2025. No impairment loss was recorded for 2023.

Gain on sale of vessels – The gain of $1.4 million in 2024 is attributable to the sale of the M/V Oasea in July 2024. An aggregate amount of $0.2 million was paid to Seanergy Management for this sale in 2024, representing 1% of the gross sale price. The gain of $11.8 million recorded in 2023 is attributable to the sale of the M/T Epanastasea in August 2023. An aggregate amount of $0.4 million was paid to Seanergy Management for this sale in 2023, representing 1% of the gross sale price.

Interest and Finance Costs, net – Interest and finance cost amounted to $8.4 million in 2024 and $7.2 million in 2023. The increase is attributable to the increase of the weighted average outstanding debt from $58.4 million in 2023 to $70.0 million in 2024.The weighted average interest rate on our outstanding debt was 8.54% and 8.70% for 2024 and 2023, respectively.

Loss on extinguishment of debt – The loss of $0.4 million in 2024 is mainly attributable to the early prepayment of the Neptune Sale and Leaseback associated with the vessel sale in July 2024. The loss in 2023 is attributable to the loss of $0.03 million following the repayment of the July 2022 EnTrust Facility and a loss of $0.06 million following the repayment of the August 2022 EnTrust Facility.

Interest income- Interest income amounted to $0.3 million in 2024 and $0.4 million in 2023 related to our short-term time deposits.

Loss on equity method investment- Loss on equity method investment of $0.1 million in 2024 represents our share of results in the ECV project through our investment in RGI Marine Holdings S.A.

Other Income – Other income amounted to $0.3 million in 2024 and $0.1 million in 2023. The increase is attributed to the insurance credits in respect with vessels’ insurances.

Please see Item 5.A of our Form 20-F filed with the Commission on April 2, 2024 for a discussion of the year-to-year comparison between 2023 and 2022.

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

As of December 31, 2024, we did not have any contractual obligations other than the loan agreements, finance leases, other financial liabilities, capital expenditures for vessels acquisitions described below and the remaining capital commitments of Euro 4.4 million related to the ECV project. In January 2025, we distributed $0.7 million as a quarterly cash dividend to our common shareholders. On March 17, 2025, we declared a cash dividend of $0.01 per share for the fourth quarter of 2024. The quarterly dividend was paid on April 10, 2025 to all shareholders of record as of March 27, 2025.

On March 6, 2024, we entered into a bareboat charter agreement for an 82,235 dwt Kamsarmax dry bulk carrier built in 2016 in Japan, which was renamed Nisea and was delivered to the Company in September 2024. The vessel is chartered-in under an 18-month bareboat charter agreement, with a down payment of $7.5 million (already paid), at a daily charter rate of $8,000 over the period of the bareboat charter. We also have the option to purchase the vessel at the end of the bareboat charter period for a purchase price of $16.6 million. We made a down payment in the amount of $3.75 million upon the signing of the agreement and a further down payment of $3.75 million was payable prior to the expected date of delivery of the vessel. In aggregate, the acquisition cost for the vessel, assuming exercise of the purchase option, will be approximately $28.4 million.

We will require capital to fund ongoing operations and capital expenditures for our vessels’ scheduled surveys, vessel improvements to meet new regulations, for any future vessel acquisitions and to pay dividends.

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions, vessels sales and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations, finance leases and other financial liabilities. As of the date of this annual report, our cash flow projections indicate that cash on hand and cash to be provided by operating activities, financing activities and investing activities or a combination of any of those (i.e. debt agreements, vessel sales, sale and leaseback activities and finance leases) will be sufficient to meet our obligations and cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance, including obligations arising from purchase options in finance lease agreements and for vessel acquisitions.

Cash Flows

(In thousands of US Dollars)
	Year ended December 31, 2024	Year ended December 31, 2023	From the date of inception (January 20, 2022) through December 31, 2022

Cash Flow Data:
Net cash provided by / (used in) operating activities	3,264	(6,228)	7,875
Net cash provided by / (used in) investing activities	7,949	(59,138)	6,488
Net cash (used in) / provided by financing activities	(18,952)	9,935	55,569

Year ended December 31, 2024, as compared to year ended December 31, 2023

Cash and cash equivalents and restricted cash, non-current, as of December 31, 2024 were $6.8 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euro.

Net Cash from Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024 amounted to $3.3 million. Net cash used in operating activities for the year ended December 31, 2023 amounted to $6.2 million. The increase is primarily attributed to the increased operating days in 2024 compared to 2023 due to the increased size of our fleet which is partially offset by the drydocking costs, as three vessels underwent drydocking in 2024.

Net Cash from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024 was $7.9 million. The 2024 cash inflows resulted mainly from $20.2 million proceeds from sale of M/V Oasea. The cash inflows were partially offset by $8.3 million lease prepayments and other initial direct costs for finance leased vessels, $3.7 million payments in equity investment and $0.3 million payments on vessels’ improvements. Net cash used in investing activities for the year ended December 31, 2023 was $59.1 million. The 2023 cash outflows resulted mainly from $81.7 million payments for acquisition of vessels and improvements and $14.9 million lease prepayments and other initial direct costs for finance leased vessels. The outflows were partially offset by the $37.5 million proceeds from sale of M/T Epanastasea.

Net Cash from Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 was $19.0 million. The 2024 cash outflows resulted mainly from $33.7 million prepayments of long-term debt and other financial liabilities, $32.1 million payments for finance lease liabilities, $2.6 million dividend payments, $1.6 million payments of financing costs and $0.5 million payments for repurchases of common stock. The outflows were partially offset by $47.1 million proceeds from long term debt and other financial liabilities and $4.4 million relates to amounts due to related party. Net cash provided by financing activities for the year ended December 31, 2023 was $9.9 million. The 2023 cash inflows resulted mainly from $54.5 million proceeds from long term debt and other financial liabilities and $1.9 million proceeds from issuance of shares following warrant exercises. The inflows were partially offset by $31.9 million repayments of long-term debt and other financial liabilities, $9.4 million dividend payments, $2.7 million payments for finance lease liabilities, $1.8 million payments of financing costs and $0.7 million payments for repurchases of common stock.

Please see Item 5.A of our Form 20-F filed with the Commission on April 2, 2024 for a discussion of the year-to-year comparison between 2023 and 2022.

Loan Arrangements

New Loan Facility during the year ended December 31, 2024

Sinopac Loan Facility

On August 5, 2024, the Company entered a $16.5 million loan facility (the “Sinopac Loan Facility”) with Sinopac Capital International (HK) Limited (“Sinopac”) for the purpose of financing the exercise of the purchase option of the M/V Chrisea under its previous bareboat charter. The facility was drawn on August 19, 2024 and bears interest of term SOFR plus a margin of 2.60% per annum. The term of the facility is five years, and the repayment schedule comprises of 20 quarterly installments of $0.4 million, followed by a balloon installment of $8.5 million payable along with the final installment. An amount of $1.2 million was withheld as a security deposit by Sinopac upon the drawdown of the facility to secure the due liabilities by the Company of its obligations and undertakings as per Sinopac Loan Facility. In addition, the Company is required to maintain a security cover ratio not less than 110% for the first two years and 120% at all times thereafter until the maturity of the loan. As of December 31, 2024, the outstanding amount under this facility was $16.1 million.

Loan Facilities repaid during the years ended December 31, 2024 and December 31, 2023

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

On July 28, 2022, the July 2022 EnTrust Facility was amended and restated in order to (i) increase the facility from the total amount outstanding of $4.6 million to $14.0 million, (ii) change the maturity to February 2024, (iii) alter the guarantor of the facility to the Company and (iv) cancel all applicable financial covenants with no material changes in the other terms of the loan facility. The amended and restated July 2022 Entrust Facility was fully drawn on August 1, 2022. In connection with the sale of M/Ts Parosea and Bluesea, the Company prepaid $2.0 million of the July 2022 EnTrust Facility, as agreed with the lenders in November 2022 pursuant to a side letter. The facility bore a fixed interest rate of 7.90% per annum and was repayable through two quarterly installments of $0.5 million and one of $1.0 million falling nine, twelve and fifteen months after the drawdown and a final balloon of $10.0 million payable at maturity. On December 5, 2023, the total amount outstanding under this facility was fully repaid in connection with the entry into the Huarong Sale and Leaseback and all obligations under the facility were irrevocably and unconditionally discharged.

August 2022 EnTrust Facility

In August 2022, the Company entered into a secured loan facility of $63.6 million with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders to partially finance the acquisition of the M/Ts Parosea, Bluesea, Minoansea and Epanastasea at a fixed rate of 7.90% per annum. The facility originally had a term of 18 months after the drawdown of the last tranche and would amortize through three quarterly installments averaging $4.0 million commencing nine months from the drawdown date, followed by a $51.6 million balloon payable at maturity. Following the sale of the M/Ts Parosea and Bluesea, we repaid their respective tranches for an aggregate amount of $32.4 million.

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

On August 9, 2023, the Company entered into a deed of accession, amendment and restatement of the August 2022 EnTrust Facility in order to replace the collateral vessel securing this facility. Under the terms of the amended agreement, the $15.0 million tranche was secured by the M/V Exelixsea and bore a fixed rate of 9.00% per annum.

On December 5, 2023, we prepaid the $12.2 million outstanding indebtedness under the two tranches secured by the M/V Goodship and M/V Tradership, using proceeds from the Huarong Sale and Leaseback agreement, described below.

Following the 2023 amendments, the August 2022 EnTrust Facility was repayable through one installment of $0.5 million on the twelfth month after the original drawdown date, and an installment of $1.5 million on the fifteenth month after the original drawdown date, followed by a balloon installment of $13.0 million payable at maturity. The August 2022 EnTrust Facility was secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the M/V Exelixsea, an account pledge agreement concerning the earnings account of the vessel, a shares security agreement concerning the vessel-owning subsidiary’s shares and relevant technical and commercial managers’ undertakings. The facility agreement included certain restrictions on dividends from the borrower’s accounts and other distributions. This facility was fully repaid on March 27, 2024 in connection with the entry into the Village Seven Sale and Leaseback, and all obligations under the facility were irrevocably and unconditionally discharged.

Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2024

Village Seven Sale and Leaseback

On February 22, 2024, we entered into a $13.8 million sale and leaseback agreement with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) in order to refinance the August 2022 EnTrust Facility. On March 27, 2024, the Company sold and chartered back the M/V Exelixsea from Village Seven on a bareboat basis for a period of four years, followed by an additional two-year period at the Company’s option. The charterhire principal is repayable through 48 consecutive monthly installments of $0.2 million paid in advance, which could extend to 72 installments in case of exercise of the two-year optional period. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the optional period, the Company has the option to take ownership of the vessel at nominal additional cost. The applicable interest rate is 3-month term SOFR plus 2.65% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

As of December 31, 2024, the amount outstanding under the Village Seven Sale and Leaseback was $11.9 million.

Onishi Sale and Leaseback

On July 24, 2024, the Company entered into a $18.0 million sale and leaseback agreement with Onishi Kaiun Co. and Ocean West Shipping S.A. for the purpose of financing the purchase option of the M/V Synthesea under its previous bareboat charter. On August 1, 2024, the Company sold and chartered back the M/V Synthesea on a bareboat basis for a period of five years, followed by an additional two-year period at the Company’s option. The financing bears an interest rate of 2.70% plus 3-month term SOFR. The charterhire principal amortizes over a seven-year term, through 84 consecutive monthly installments of approximately $0.1 million. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the optional period, the Company and the lessors have the option to repurchase and to sell the vessel, respectively, for $6.5 million. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

As of December 31, 2024, the amount outstanding under the Onishi Sale and Leaseback was $17.2 million.

Existing Sale and Leaseback Activities

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the M/V Cretansea, we entered into a $12.25 million sale-and-leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. (“Neptune”), for the purpose of partly financing the acquisition cost of M/V Cretansea. The Company sold and chartered back the vessel from the Neptune subsidiary under a bareboat charter for a five-year period. The Company has continuous options to purchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, it has the obligation to purchase the vessel for $6.4 million. The Company is required to maintain a security cover ratio (as defined in the bareboat charter) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the lessee is required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal amortizes in 60 consecutive monthly installments of approximately $0.1 million each along with a purchase obligation of $6.4 million. The applicable interest rate is 3-month term SOFR plus 4.25% per annum.

As of December 31, 2024, the outstanding charterhire principal was $10.3 million.

Huarong Sale and Leaseback

On November 15, 2023, the Company entered into three identical $10.0 million sale and leaseback transactions with affiliates of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) for the purpose of refinancing the outstanding indebtedness of the M/V Gloriuship which was previously financed by the July 2022 EnTrust Facility, and the outstanding indebtedness of the M/Vs Goodship and Tradership which were previously financed by the August 2022 EnTrust Facility. On December 5, 2023, the Company sold and chartered back the vessels from three affiliates of Huarong on a bareboat charter basis for a three-year period. The Company has continuous options to repurchase the vessels throughout the duration of the charters, starting six months after the commencement date, while at the end of each three-year bareboat period, the Company has the obligation to repurchase each vessel for $5.0 million. The sale and leaseback agreements do not include any financial covenants or security value maintenance provisions. The charterhire principal of each sale and leaseback transaction amortizes through 36 monthly installments of approximately $0.1 million and a purchase obligation of $5.0 million at the expiration of each bareboat agreement. The applicable interest rate is 3-month term SOFR plus 3.30% per annum.

As of December 31, 2024, the aggregate charterhire principal was $25.0 million.

Sale and Leaseback Transactions repaid during the year ended December 31, 2024 and December 31, 2023

March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of M/V Oasea, the Company entered into a $12.25 million sale and leaseback agreement with a subsidiary of Neptune, for the purpose of partly financing the acquisition cost of M/V Oasea. The Company sold and chartered back the vessel from the Neptune subsidiary under a bareboat charter for a five-year period. The Company had continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, it had the obligation to repurchase the vessel for $6.4 million. The Company was required to maintain a security cover ratio (as defined in the bareboat charter) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the lessee was required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal was repayable in 60 consecutive monthly installments of approximately $0.1 million each along with a purchase obligation of $6.4 at the expiration of the bareboat charter. The applicable interest rate was 3-month term SOFR plus 4.25% per annum. On July 19, 2024, the Company repurchased the vessel from Neptune, repaying the outstanding charterhire principal of $10.8 million and the relevant prepayment fees, in connection with the sale of the M/V Oasea to her new owners.

C.	Research and development, patents and licenses, etc.

None.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. The widely accepted benchmark of charter market in the dry bulk industry is the Baltic Dry Index, or the BDI. Over the course of 2024, the BDI registered a low of 976 on December 19, 2024 and a high of 2,419 on March 18, 2024.

The historic performance of the BDI has been characterized by high volatility, driven by changes in supply and demand for vessels. Over an extended period of time in recent years, the growth in the size of the dry bulk fleet has outpaced growth in vessel demand.

Specifically, in the period from 2010 to 2024, the size of the fleet in terms of deadweight tons grew by an annual average of about 5.0% while the corresponding growth in demand for dry bulk carriers grew by 3.0%, resulting in a drop of about 50% in the value of the BDI over the period. In 2024, the total size of the dry bulk fleet rose by about 3.0%, compared to demand growth of 4.9%. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 3.0% in 2025, compared to expected demand growth of 0.7%.

Capesize dry bulk vessels primarily transport iron ore and coal, with bauxite gaining a larger share year by year. Similarly, Panamax and Kamsarmax dry bulk vessels play a crucial role in transporting dry bulk cargo such as coal, grains, and iron ore to a lesser extent. China is a major player in the global iron ore market, importing more than 70% of seaborne iron ore. Australia and Brazil dominate exports, accounting for nearly 80% of global iron ore exports combined. Since 2000, the growth in China's iron ore and coal imports has significantly influenced the dry bulk market, though, this trend has slowed since 2015. On the bauxite front, China's bauxite imports are playing an increasingly vital role in Capesize markets. Infrastructure improvements in West Africa, led by Guinea, are expected to further boost bauxite trade, while, the giant Simandou iron ore project is anticipated to significantly increase iron ore exports from the region.

The significant geopolitical developments, with most notable the recent conflicts in Ukraine and Gaza, along with escalating tariff disputes, have to a certain extent disrupted dry bulk seaborne trade, affecting global shipping routes, freight rates, and maritime security. Further to the direct impact on seaborne trade, these events also affected seaborne trade indirectly through their impact, realized or expected, on economic activity and inflation.

Even though the ongoing war in Ukraine, initially had a positive effect on the dry bulk market due to shifts in trade patterns, its long term impact has been marginal. Our operations have not been materially affected, as our vessels do not currently operate in Russian or Ukrainian ports, and our suppliers and service providers have not faced restrictions or disruptions in their activities. We do not anticipate any significant impact in the future. Meanwhile, the 2023 Israel–Hamas war and subsequent missile attacks by the Houthis in the Red Sea have led vessels to divert via the Cape of Good Hope, instead of transiting the Suez Canal. This had a modestly positive impact on the dry bulk market, since the longer route increased fleet utilization and reduced the supply of available ships. While the cease-fire declared on January 15, 2025 eased tensions in region, attacks resumed in March 2025 and the future direction of the conflict remains highly uncertain and may continue to pose a significant safety hazard for vessels transiting the Red Sea. Finally, the implementation of the proposed trade tariffs from the new US administration could pose risks for the dry bulk market. These proposed tariffs target all trade partners to some extent, which could have unpredictable effects on economic activity. Higher import costs and more trade imbalances may affect shipping volumes, routes, and demand patterns, in ways that can potentially impact the dry bulk market. We may need to adjust our operational strategies to navigate these changes.

As a majority of our fleet is employed on index-linked charter contracts, we will be exposed to any near-term volatility in the charter market, to the extent that we have not hedged the index-linked earnings through forward freight agreements. We believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period. Our calculation of Ownership Days may not be comparable to that reported by other companies due to differences in methods of calculation.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys, which are the repair days. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies due to differences in methods of calculation.

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

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking. We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually index linked during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter. A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

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

	United Maritime Corporation
Fleet Data:	Year ended December 31, 2024	Year ended December 31, 2023	For the period from January 20, 2022 (date of inception) to December 31, 2022

Ownership days	2,875	2,339	614
Available days	2,787	2,200	614
Operating days	2,778	2,143	610
Fleet utilization	96.6%	91.6%	99.3%

Average Daily Results:
TCE rate(1)	$15,719	$15,380	$28,752
Daily Vessel Operating Expenses(2)	$6,616	$6,861	$7,265

United Maritime Predecessor
For the period from January 1, 2022 through July 5, 2022
Fleet Data:
Ownership days	186
Available days	126
Operating days	116
Fleet utilization	62.3%

Average Daily Results:
TCE rate(1)	$16,267
Daily Vessel Operating Expenses(2)	$5,914

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

(In thousands of US Dollars, except operating days and TCE rate)	United Maritime Corporation
	Year ended December 31, 2024	Year ended December 31, 2023	For the period from January 20, 2022 (date of inception) to December 31, 2022

Vessel revenue, net	$45,439	$36,067	$22,784
Voyage expenses	$(1,771)	$(3,107)	$(5,245)
Time charter equivalent revenues	$43,688	$32,960	$17,539
Operating days	2,778	2,143	610
TCE rate	$15,719	$15,380	$28,752

(In thousands of US Dollars, except operating days and TCE rate)	United Maritime Predecessor
For the period from January 1, 2022 through July 5, 2022

Vessel revenue, net	$2,327
Voyage expenses	$(440)
Time charter equivalent revenues	$1,887
Operating days	116
TCE rate	$16,267

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Year ended December 31, 2024	Year ended December 31, 2023	For the period from January 20, 2022 (date of inception) to December 31, 2022

Vessel operating expenses	$19,745	$20,338	$5,179
Pre-delivery expenses	$(724)	$(4,291)	$(718)
Vessel operating expenses before pre-delivery expenses	$19,021	$16,047	$4,461
Ownership days	2,875	2,339	614
Daily Vessel Operating Expenses	$6,616	$6,861	$7,265

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	United Maritime Predecessor
For the period from January 1, 2022 through July 5, 2022

Vessel operating expenses	$1,100
Ownership days	186
Daily Vessel operating expenses	$5,914

E.	Critical Accounting Estimates

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

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs or right-of use assets, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels and right-of use assets. We determine undiscounted projected operating cash flows, for each vessel and right-of use assets with an impairment indicator and compare it to the vessel’s carrying value or right-of use asset. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel or right-of use assets. Measurement of the impairment loss is based on the fair value of the vessel as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter equivalent for the non-fixed days, based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the outliers, inflated annually by a 2.0% growth rate. Charter revenues are adjusted for commissions, expected off hires due to scheduled vessel maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled vessel maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2024 and 2023.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market values of our vessels may have declined below the vessels’ carrying value or right-of use assets, even though we would not impair the vessel’s carrying value or right-of use assets under our accounting impairment policy. The table set forth below indicates (i) the carrying value of our vessels and right-of use assets as of December 31, 2024 and December 31, 2023, respectively, and (ii) if we believe our vessels had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs or right-of use assets, plus any unamortized deferred dry-docking costs. The difference between the carrying value of our vessels or right-of use assets and their market value of $5.2 million and $5.5 million, as of December 31, 2024 and 2023, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold our vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2024 and 2023. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market value as of December 31, 2024 and 2023.

			Carrying value plus unamortized dry-docking costs as of (in millions of U.S. dollars)
Vessel	Year Built	Dwt	December 31, 2024 (in millions of U.S. dollars)		December 31, 2023 (in millions of U.S. dollars)
Tradership	2006	179,925	17.2		20.0	*
Goodship	2005	177,536	16.4		16.2
Gloriuship	2004	171,314	-		15.9	*
Nisea	2016	82,235	27.6	*	-
Oasea	2010	82,217	-		18.7
Cretansea	2009	81,508	19.0	*	18.9	*
Chrisea	2013	78,173	20.5		21.5	*
Synthesea	2015	78,020	25.0	*	26.2	*
Exelixsea	2011	76,361	16.5		17.6
TOTAL			142.2		155.0

*
Indicates Company’s vessels or right-of use assets for which we believe, as of December 31, 2024 and 2023, the basic charter-free market value was lower than the vessel’s carrying value or right-of use assets plus unamortized dry-docking costs.

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

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. To minimize such subjectivity, our analysis for the year ended December 31, 2024, for which indicators of impairment were identified, also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers, inflated annually by a 2.0% growth rate. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 13% for Panamax and Kamsarmax vessels, we would not require to recognize impairment for the year ended December 31, 2024.

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

Name	Age	Position	Director Class
Stamatios Tsantanis	53	Chairman, Chief Executive Officer & Director	C
Stavros Gyftakis	46	Chief Financial Officer & Director	B
Christina Anagnostara	54	Director*	A
Ioannis Kartsonas	53	Director*	A
Dimitrios Kostopoulos	50	Director*	B

*	Independent Director

The term of our Class A directors expires at the annual general meeting of shareholders in 2026, the term of our Class B directors expires at the annual general meeting of shareholders in 2027, and the term of our Class C directors expires at the annual general meeting of shareholders in 2025.

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis is the founder and the Chairman, Chief Executive Officer and a member of our board of directors. Mr. Tsantanis is currently the Chairman of the board of directors and the Chief Executive Officer of Seanergy, serving in the role since October 2012 and has led Seanergy’s significant growth to a world-renowned Capesize dry bulk company with a carrying capacity of approximately 3.8 million dwt. Mr. Tsantanis also served as Seanergy’s Interim Chief Financial Officer from November 2013 until October 2018. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions. He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET) and is a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis is our Chief Financial Officer and a member of our board of directors. Mr. Gyftakis is also Seanergy’s Chief Financial Officer and has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 19 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President on the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction. He also holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara is a member of our board of directors and the Chairman and a member of United’s Audit and Nominating Committees. Ms. Anagnostara is also a member of the board of directors of Seanergy, and between 2008 to 2013 she served as Seanergy’s Chief Financial Officer. She has more than 26 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

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

No family relationships exist among any of the directors and executive officers.

B.	Compensation

For the year ended December 31, 2024, the aggregate cash compensation and bonus for the Company's executive officers and directors amounted to $1.5 million. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings board of directors or committees.

On March 27, 2024, the Compensation Committee of our board of directors approved the amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 260,000 common shares to members of the Company’s board of directors and 75,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.635. On March 27, 2024, 67,000 shares vested, on September 27, 2024, 100,500 shares vested and 167,500 shares vested on March 27, 2025.

On April 7, 2025, the Compensation Committee of our board of directors approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 275,000 common shares to the members of the Company’s board of directors and 85,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $1.20. 79,500 shares vested on April 7, 2025, 113,000 shares will vest on October 7, 2025 and 167,500 shares will vest on April 7, 2026.

Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Furthermore, in line with Nasdaq requirements we have established a clawback policy, a copy of which has been filed as Exhibit 97.1 to this Annual Report.

Equity Incentive Plan

Our board of directors in July 2022 adopted the 2022 Equity Incentive Plan (the “Plan”). On October 14, 2022, the Plan was amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 1,500,000 shares. On December 28, 2022, the Plan was further amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 2,000,000 shares. On March 27, 2024, the Plan was further amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 400,000 shares. 65,000 shares remain available for issuance under the Plan. On April 7, 2025, the Plan was further amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 400,000 shares. 40,000 shares remain available for issuance under the Plan.

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

Calculation of percent of class beneficially owned by each person is based on 9,204,267 common shares outstanding as of April 7, 2025. Beneficial ownership is determined in accordance with the Commission’s rules. Accordingly, in computing percentage ownership of each person, shares underlying securities held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this annual report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
Identity of Person or Group	Number of Shares Owned	Percent of Class
Stamatios Tsantanis(1)	1,194,534	13.0%
Dimitrios Kostopoulos	235,000	2.6%
Christina Anagnostara	220,000	2.4%
Stavros Gyftakis	216,678	2.4%
Ioannis Kartsonas	119,067	1.3%
Directors and officers as a group (5 individuals)	1,985,279	21.6%

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

As of April 7, 2025, we had 26 shareholders of record, 5 of which were located in the United States, holding an aggregate of approximately 8,269,031 of our common shares, representing approximately 89.9% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held approximately 8,231,359 of our common shares. Accordingly, we believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Management Agreements

Prior to the consummation of the Spin-Off, United entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services for our vessels. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement and Seanergy Management. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The initial term of our master management agreement with Seanergy expired on December 31, 2024, and was automatically extended for an additional 12-month period. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

In relation to the technical management, Seanergy Shipmanagement is responsible for arranging for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the M/V Gloriuship, the M/V Synthesea, the M/V Nisea, the M/V Goodship, the M/V Chrisea and the M/V Cretansea. The technical management agreements provide for a fixed management fee of $14,000 per month per vessel. In 2024 and up until March 17, 2024 we paid a monthly fee of $10,000 to Seanergy Shipmanagement for the M/V Goodship. In 2024 and up until July 19, 2024 we paid a monthly fee of $14,000 to Seanergy Shipmanagement for the M/V Oasea.

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

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. On February 19, 2024, we declared a cash dividend of $0.075 per share for the fourth quarter of 2023, which we paid on April 10, 2024 to all shareholders of record as of March 22, 2024. On May 23, 2024, the Company declared a cash dividend of $0.075 per share for the first quarter of 2024, which we paid on July 10, 2024 to all shareholders of record as of June 25, 2024. On October 10, 2024, we paid a quarterly cash dividend of $0.075 per common share for the second quarter of 2024 to all shareholders of record as of September 27, 2024. On January 10, 2025, we paid a quarterly cash dividend of $0.075 per common share for the third quarter of 2024 to all shareholders of record as of December 27, 2024. On March 17, 2025, we declared a cash dividend of $0.01 per share for the fourth quarter of 2024, which was paid on April 10, 2025 to all shareholders of record as of March 27, 2025.

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

The following represents the opinion of our United States and Marshall Islands tax counsel, Watson Farley & Williams LLP, and is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our common shares as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common shares that is treated for U.S. federal income tax purposes as:

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

United States Federal Income Tax Consequences

Taxation of Operating Income in General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income.”

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

We believe that we did not satisfy the 50% Ownership Test for our 2024 taxable year.

Publicly-Traded Test

The regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

Under the regulations, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the Nasdaq Capital Market on which our common shares are traded), which we refer to as the “listing threshold.”

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

We believe that our common shares constituted 50% or more of our outstanding shares, by total combined voting power of all classes of our stock entitled to vote and by total combined value of all classes of stock for 2024. Furthermore, based on our analysis of our shareholdings during 2024 (Schedule 13G and Schedule 13D filings with the Commission), we believe that we satisfied the Publicly-Traded Test for our 2024 taxable year, and intend to take this position on our tax return.

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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or earn income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholders at preferential U.S. federal income tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which the common shares are currently listed); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or have been, and do not expect to be); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other conditions are met.

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

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

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

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2024 taxable year, nor do we expect to become, a PFIC with respect to our 2025 taxable year or any future taxable year. Although there is no legal authority directly on point, our determination is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. In the opinion of our Marshall Islands tax counsel, Watson Farley & Williams LLP, under current Marshall Islands law, we are not subject to tax on income or capital gains.  No Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our common shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common shares.

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

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at a rate of term SOFR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt. As of December 31, 2024, we had aggregate variable-rate borrowings of $80.5 million. We have not entered into any hedging contracts to protect against interest rate fluctuations.

The following table sets forth the sensitivity of our existing loans as of December 31, 2024, as to a 100-basis point increase in term SOFR and reflects the additional interest expense.

Year	Amount (in $ thousands)
2025	764
2026	645
2027	398
2028	290
2029	189
2030	85
2031	42
Total	2,413

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. Approximately 5% of our operating expenses and half of our general and administration expenses (approximately 53% in 2024) are anticipated to be in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2024). The term disclosure controls and procedures is defined under the Commission’s rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2024.

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

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A. Audit, audit-related and non-audit services billed and accrued from Ernst & Young (Hellas) Certified Auditors Accountants S.A. are as follows:

	2024	2023
Audit fees	$197,000	$193,000
Audit related fees	13,000	26,000
Tax fees	-	-
All other fees	-	-
Total fees	$210,000	$219,000

Audit fees for 2024 related to professional services rendered for the audit of our financial statements of United Maritime Corporation for the year ended December 31, 2024. Audit fees for 2023 related to professional services rendered for the audit of our financial statements of United Maritime Corporation for the year ended December 31, 2023. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services. Our audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors are to be pre-approved.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2024	17,174	$2.51	17,174	$2,286,553
August 1-31, 2024	114,705	$2.52	114,705	$1,998,893
September 1-30, 2024	53,484	$2.58	53,484	$1,861,724

In addition, the Company’s Chairman and Chief Executive Officer acquired, in 2025, until April 9, 2025, a total of 115,622 common shares in the open market for an aggregate purchase price of approximately $0.2 million.

In October 2022, our board of directors authorized a share buyback plan pursuant to which we may have repurchased up to $3.0 million of our outstanding common shares in the open market. This plan was set to expire on December 31, 2024 and on December 17, 2024, the Company authorized the extension for a further 12-month period. As of April 7, 2025, we have repurchased 450,176 common shares for an aggregate purchase price of approximately $1.1 million pursuant to this buyback plan. The maximum value of shares that may yet be purchased under our buyback plan as of April 7, 2025 was $1.9 million.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq’s corporate governance rules. The Company’s corporate governance practices deviate from Nasdaq’s corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the board of directors approves share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our amended and restated articles of incorporation and second amended and restated bylaws, the board of directors approves certain share issuances.

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

Our Board of Directors has adopted the “Statement of Company Policy – Trading in the Company’s Securities” in relation to policies and procedures to detect and prevent insider trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 2, 2024.

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

As part of our cybersecurity risk management system, our information and technology management team is comprised of a senior IT professional, leading an appropriately staffed information and technology department, having extensive experience and expertise on all information and technology matters, including cybersecurity. To this end, our information and technology management team tracks and logs privacy and security incidents across our Company, our vessels, our customers, suppliers and other third-party service providers to remediate and resolve any such incidents. Significant incidents are reviewed regularly by our information and technology management team to determine whether further escalation is appropriate. We also engage annually third parties, such as specialized assessors and consultants, as well as our internal audit department, to audit our information security systems, whose findings are reported to our senior management team. Any identified incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to our senior management team who is responsible to assess its overall materiality in due time and decide whether further reference to our board of directors is necessary. We further consult with outside counsel as appropriate, including on materiality analysis and disclosure requirements, and our senior management, in cooperation if required with our board of directors, makes the final materiality determinations and disclosure and other compliance decisions.

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

The financial information required by this item, together with the reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., are set forth on pages F-1 through F-39 and F-1 through F-18 and are filed as part of this annual report.

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

2.2
Statement of Designation of the Series A Participating Preferred Stock of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

2.3
Statement of Designation of the Series B Preferred Shares of the Company (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

2.4	Description of Securities*

4.1
Amended and Restated Shareholders’ Rights Agreement dated as of December 27, 2023 (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the Commission on December 27, 2023)

4.2
Amendment to the Amended and Restated Shareholders’ Rights Agreement dated as of April 1, 2024 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.3	Amended and Restated Equity Incentive Plan of the registrant dated April 7, 2025*

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

4.8	Form of Technical Management Agreement with V.Ships Limited (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the Commission on April 4, 2023)

4.9	Novation Agreement with V.Ships Limited and V.Ships Greece for the M/V Tradership with respect to the Technical Management Agreement with V.Ships Limited*

4.10	Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Exelixsea*

4.11	Form of Addendum to Technical Management Agreement with V. Ships Greece in relation to emissions scheme obligations for the M/V Exelixsea and M/V Tradership*

4.12	Form of Guarantee in respect of the M/V Exelixsea and M/V Tradership between the registrant and V. Ships Greece in relation to emission scheme obligations*

4.13
Commercial Management Agreement between United Management Corp. and Seanergy Management Corp. dated April 5, 2023 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.14
Commercial Management Agreement between United Management Corp. and Fidelity Marine Inc. dated April 5, 2023 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.15	Form of Services Agreement with United Management Corp. (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.16
Form of Securities Purchase Agreement between United Maritime Corporation and certain purchasers thereto (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.17
Warrant Agency Agreement dated July 19, 2022 between United Maritime Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.18	Form of Class A Share Purchase Warrant (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.19
Bareboat Charter Agreement dated April 12, 2023 between NML Cretansea LLC and Cretansea Maritime Co. for the M/V Cretansea (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.20
Guarantee in respect of the M/V Cretansea dated April 12, 2023 between NML Trustee LLC and United Maritime Corporation (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.21
Guarantee in respect of the M/V Cretansea dated April 12, 2023 between NML Trustee LLC and Oasea Maritime Co. (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.22
Amendment Agreement dated March 22, 2024 to a Bareboat Charter dated April 12, 2023 in relation to the M/V Cretansea (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.23
Bareboat Charter Agreement dated November 15, 2023 between Giant 4 Holding Limited and Traders Maritime Co. for the M/V Tradership (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.24
Guarantee in respect of the M/V Tradership dated November 15, 2023 between Giant 4 Holding Limited and United Maritime Corporation (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.25
Bareboat Charter Agreement dated November 15, 2023 between Giant 5 Holding Limited and Good Maritime Co. for the M/V Goodship (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.26
Guarantee in respect of the M/V Goodship dated November 15, 2023 between Giant 5 Holding Limited and United Maritime Corporation (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.27
Bareboat Charter Agreement dated November 15, 2023 between Giant 6 Holding Limited and Sea Glorius Shipping Co. for the M/V Gloriuship (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.28
Guarantee in respect of the M/V Gloriuship dated November 15, 2023 between Giant 6 Holding Limited and United Maritime Corporation (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.29
Bareboat Charter Agreement dated February 22, 2024 between Exelixsea Maritime Co. and Village Seven Co., Ltd and V7 Fune Inc. for the M/V Exelixsea (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.30
Guarantee in respect of the M/V Exelixsea dated February 22, 2024 issued by United Maritime Corporation (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.31
Bareboat Charter Agreement dated March 6, 2024 between Basic Eternity Line S.A. and Nisea Maritime Co. for the M/V Scarlet Robin (tbr Nisea) (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.32	Bareboat Charterparty dated July 24, 2024, between Onishi Kaiun Co., Ltd. and Ocean West Shipping S.A. and Synthesea Maritime Co. for the M/V Synthesea*

4.33	Addendum No.1 to the Bareboat Charterparty dated July 24, 2024, between Onishi Kaiun Co., Ltd. and Ocean West Shipping S.A. and Synthesea Maritime Co. for the M/V Synthesea*

4.34	Addendum No.2 to the Bareboat Charterparty dated July 24, 2024, between Onishi Kaiun Co., Ltd. and Ocean West Shipping S.A. and Synthesea Maritime Co. for the M/V Synthesea*

4.35	Guarantee in respect of the M/V Synthesea dated July 24, 2024, of the registrant in favor of Onishi Kaiun Co., Ltd. and Ocean West Shipping S.A.*

4.36	Shareholders’ Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington*

4.37	Subscription Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington*

4.38	Facility Agreement dated August 5, 2024, between Chrisea Maritime Co., United Maritime Corporation and Sinopac Capital International (HK) Limited for the M/V Chrisea*

8.1	List of Subsidiaries*

11.1	Statement of Company Policy – Trading in the Company’s Securities (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer*

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A.*

15.3	Consent of Watson Farley & Williams LLP*

97.1
Policy for the Recovery of Erroneously Awarded Incentive Compensation of the Company (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Reports of Independent Registered Public Accounting Firm (PCAOB ID 1457), (ii) Consolidated Balance Sheets as of December 31, 2024, 2023 and 2022, (iii) Consolidated Statement of Operations for the year ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022, (iv) Consolidated Statement of Stockholders' Equity for the year ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022, (v) Consolidated Statement of Cash Flows for the year ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022, (vi) Notes to Consolidated Financial Statements, (vii) Report of Independent Registered Public Accounting Firm (PCAOB ID 1457), (viii) Carve-out Balance Sheet as of December 31, 2021 (ix) Carve-out Statements of Operations for the period from January 1, 2022 through July 5, 2022 and for the year ended December 31, 2021, (x) Carve-out Statements of Parent’s Equity for the period from January 1, 2022 through July 5, 2022 and for the year ended December 31, 2021, (xi) Carve-out Statements of Cash Flows for the period from January 1, 2022 through July 5, 2022 and for the year ended December 31, 2021, and (xii) Notes to the Carve-out Financial Statements.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

United Maritime Corporation

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: April 10, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm (PCAOB ID 1457)	F-2

Consolidated Balance Sheets as of December 31, 2024 and 2023	F-3

Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022	F-4

Consolidated Statements of Other Comprehensive (Loss) / Income for the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022	F-5

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Maritime Corporation.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Maritime Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, the consolidated statements of other comprehensive (loss) / income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2024 and for the period from inception (January 20, 2022) through December 31, 2022, and the related notes  (collectively referred to as the “consolidated  financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 and for the period from inception (January 20, 2022) through December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

Athens, Greece
April 10, 2025

United Maritime Corporation
Consolidated Balance Sheets
December 31, 2024 and 2023
(In thousands of US Dollars, except for share and per share data)

	Notes	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	4	6,412	13,801
Accounts receivable trade	2, 12	1,437	252
Due from related parties	3	-	142
Inventories	2	650	664
Prepaid expenses		601	546
Vessel held for sale	5	14,880	-
Other current assets	2	503	3,685
Total current assets		24,483	19,090

Fixed assets:
Vessels, net	5	110,589	104,819
Right-of-use assets	6	27,560	47,706
Total fixed assets		138,149	152,525

Other non-current assets:
Restricted cash, non-current	4	350	700
Other non-current assets	7	1,155	-
Equity method investment	3, 8	3,588	-
Deferred charges and other investments, non-current	2	4,348	2,490
TOTAL ASSETS		172,073	174,805

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $723 and $566, respectively	7	17,650	8,691
Finance lease liabilities, current	6	2,032	31,420
Due to related parties	3	7,271	450
Trade accounts and other payables		1,823	3,308
Accrued liabilities		2,682	8,045
Deferred revenue	12	1,395	527
Dividends payable	11	663	652
Total current liabilities		33,516	53,093

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $989 and $742, respectively	7	61,103	55,843
Finance lease liabilities, non-current	6	16,938	-
Other liabilities, non-current		428	-
Total liabilities		111,985	108,936

Commitments and contingencies	10	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 40,000 Series B preferred shares issued and outstanding as at December 31, 2024 and 2023, respectively	11	-	-
Common stock, $0.0001 par value; 2,000,000,000 authorized shares as at December 31, 2024 and 2023; 8,844,267 and 8,694,630 shares issued and outstanding as at December 31, 2024 and 2023, respectively	11	1	1
Additional paid-in capital	11	39,176	38,916
Accumulated other comprehensive loss		(4)	-
Retained earnings		20,915	26,952
Total stockholders’ equity		60,088	65,869
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		172,073	174,805

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
 Consolidated Statement of Operations
For the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022
(In thousands of US Dollars, except for share and per share data)

	Notes	2024	2023	2022

Vessel revenue, net	2, 3, 12	45,439	36,067	22,784
Expenses:
Voyage expenses	12	(1,771)	(3,107)	(5,245)
Vessel operating expenses		(19,745)	(20,338)	(5,179)
Management fees		(522)	(545)	(241)
Management fees – related party	3	(1,741)	(1,421)	(285)
General and administration expenses	15	(4,010)	(6,018)	(5,524)
Depreciation and amortization	5	(9,713)	(9,078)	(1,903)
Amortization of deferred dry-docking costs		(3,717)	(285)	-
Impairment loss	5	(828)	-	-
Gain on sale of vessels, net	5	1,426	11,804	36,095
Operating income		4,818	7,079	40,502
Other income / (expenses), net:
Interest and finance costs	13	(8,416)	(7,183)	(2,452)
Loss on extinguishment of debt	7	(397)	(85)	(593)
Interest income		314	430	13
Loss on equity method investment	8	(142)	-	-
Other income		311	112	26
Foreign currency exchange losses, net		129	(132)	(6)
Total other expenses, net		(8,201)	(6,858)	(3,012)
Net (loss) / income		(3,383)	221	37,490
Dividends on Series C preferred shares	11	-	-	(743)
Dividends to non-vested participating securities	14	-	(95)	(667)
Undistributed earnings to non-vested participating securities	14	-	-	(994)
Net (loss) / income attributable to common stockholders		(3,383)	126	35,086

Net (loss) / income per common share, basic	14	(0.39)	0.02	7.79
Net (loss) / income per common share, diluted	14	(0.39)	0.02	4.92

Weighted average common shares outstanding, basic	14	8,711,951	8,359,487	4,503,397
Weighted average common shares outstanding, diluted	14	8,711,951	8,359,487	7,299,561

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
 Consolidated Statement of Other Comprehensive (Loss) / Income
For the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022
(In thousands of US Dollars, except for share and per share data)

	2024	2023	2022

Net (loss) / income	(3,383)	221	37,490
Other comprehensive loss:
Foreign currency translation differences from equity method investment	(4)	-	-
Other comprehensive loss	(4)	-	-
Total comprehensive (loss) / income	(3,387)	221	37,490

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Preferred stock Series C		Common stock		Additional	Accumulated other		Total
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	comprehensive loss	Retained earnings	stockholders’ equity

Balance, January 20, 2022	-	-	-	-	500	-	-	-	-	-
Spin-off transaction (Note 3)	40,000	-	5,000	-	1,512,004	-	18,728	-	-	18,728
Issuance of common stock (including exercise of warrants) (Note 11)	-	-	-	-	8,258,030	1	24,679	-	-	24,680
Cancellation of common stock (Note 11)	-	-	-	-	(500)	-	-	-	-	-
Issuance of preferred stock (Notes 3 & 11)	-	-	5,000	-	-	-	5,000	-	-	5,000
Repurchase of common stock (Note 11)	-	-	-	-	(3,289,791)	-	(6,003)	-	-	(6,003)
Dividends on common stock and participating non vested restricted stock awards (Note 11)	-	-	-	-	-	-	-	-	(7,373)	(7,373)
Dividends on Series C preferred shares (Note 11)	-	-	-	-	-	-	-	-	(243)	(243)
Redemption of Series C preferred shares (Note 11)	-	-	(10,000)	-	-	-	(10,000)	-	(500)	(10,500)
Stock based compensation (Note 15)	-	-	-	-	1,700,000	-	2,789	-	-	2,789
Net income	-	-	-	-	-	-	-	-	37,490	37,490
Balance, December 31, 2022	40,000	-	-	-	8,180,243	1	35,193	-	29,374	64,568
Issuance of common stock (including exercise of warrants) (Note 11)	-	-	-	-	779,200	-	1,874	-	-	1,874
Repurchase of common stock (Note 11)	-	-	-	-	(264,813)	-	(673)	-	-	(673)
Dividends on common stock and participating non vested restricted stock awards (Note 11)	-	-	-	-	-	-	-	-	(2,643)	(2,643)
Stock based compensation (Note 15)	-	-	-	-	-	-	2,522	-	-	2,522
Net income	-	-	-	-	-	-	-	-	221	221
Balance, December 31, 2023	40,000	-	-	-	8,694,630	1	38,916	-	26,952	65,869
Issuance of common stock (including exercise of warrants)	-	-	-	-	-	-	(50)	-	-	(50)
Repurchase of common stock (Note 11)	-	-	-	-	(185,363)	-	(469)	-	-	(469)
Dividends on common stock and participating non vested restricted stock awards (Note 11)	-	-	-	-	-	-	-	-	(2,654)	(2,654)
Stock based compensation (Note 15)	-	-	-	-	335,000	-	779	-	-	779
Foreign currency translation	-	-	-	-	-	-	-	(4)	-	(4)
Net loss	-	-	-	-	-	-	-	-	(3,383)	(3,383)
Balance, December 31, 2024	40,000	-	-	-	8,844,267	1	39,176	(4)	20,915	60,088

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022
(In thousands of US Dollars)

	2024	2023	2022
Cash flows from operating activities:
Net (loss) / income	(3,383)	221	37,490
Adjustments to reconcile net (loss) / income to net cash from operating activities:
Depreciation and amortization	9,713	9,078	1,903
Amortization of deferred dry-docking costs	3,717	285	-
Amortization of deferred finance costs and debt discounts	727	781	352
Amortization of fair value of above market time charter	-	-	308
Amortization of fair value of below market time charter	-	-	(146)
Stock based compensation	779	2,522	2,789
Loss on equity method investment	142	-	-
Loss on extinguishment of debt	151	68	593
Impairment loss	828	-	-
Gain on sale of vessels, net	(1,426)	(11,804)	(36,095)
Changes in operating assets and liabilities:
Accounts receivable trade	(1,185)	527	(660)
Inventories	(82)	(531)	87
Prepaid expenses	(55)	443	(990)
Other current assets	3,182	(478)	(3,207)
Due from related parties	142	(142)	-
Deferred charges, non-current	(6,580)	(5,519)	(58)
Trade accounts and other payables	(1,762)	(1,566)	(2,787)
Accrued liabilities	(4,979)	1,142	6,804
Other current liabilities	-	-	(130)
Due to related parties	2,467	(755)	595
Deferred revenue	868	(500)	1,027
Net cash provided by / (used in) operating activities	3,264	(6,228)	7,875
Cash flows from investing activities:
Vessels acquisitions and improvements	(249)	(81,748)	(80,832)
Advances for vessels acquisitions from related parties	-	-	(12,688)
Lease prepayments and other initial direct costs	(8,288)	(14,890)	-
Equity method investment	(3,734)	-	-
Gross proceeds from sale of vessel	20,220	37,500	100,008
Net cash provided by / (used in) investing activities	7,949	(59,138)	6,488
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	-	1,883	24,974
Due to related parties	4,411	-	-
Proceeds from issuance of preferred stock	-	-	10,000
Redemption of preferred stock	-	-	(10,500)
Dividends on preferred stock	-	-	(243)
Payments for repurchase of common stock	(469)	(673)	(6,003)
Proceeds from long-term debt and other financial liabilities	47,145	54,500	73,000
Payments of financing and stock issuance costs	(1,617)	(1,801)	(909)
Dividends paid	(2,643)	(9,364)	-
Payments of finance lease liabilities	(32,102)	(2,752)	-
Repayments of long-term debt and other financial liabilities	(33,677)	(31,858)	(34,750)
Net cash (used in) / provided by financing activities	(18,952)	9,935	55,569
Net (decrease) / increase in cash and cash equivalents and restricted cash	(7,739)	(55,431)	69,932
Cash and cash equivalents and restricted cash at beginning of period	14,501	69,932	-
Cash and cash equivalents and restricted cash at end of period	6,762	14,501	69,932

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	7,599	6,335	1,741
Deposit	1,155	-	-

Noncash investing activities:
Vessel acquisition through spin-off	-	-	(18,500)
Vessels’ improvements and acquisitions	(62)	(232)	-
Right-of use assets and initial direct costs	(20,221)	(34,792)	-

Noncash financing activities:
Dividends on common stock and participating non vested restricted stock awards declared but not paid (Note 11)	(663)	(652)	(7,373)
Long-term debt assumed through spin-off	-	-	4,950
Payments of financing and stock issuance stocks	-	(194)	(833)

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

a.	Subsidiaries in Consolidation:

United’s subsidiaries included in these consolidated financial statements as of December 31, 2024:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
United Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)(3)	Marshall Islands	Gloriuship	July 6, 2022	December 5, 2023
Epanastasea Maritime Co. (1)	Marshall Islands	Epanastasea	September 2, 2022	August 10, 2023
Parosea Shipping Co. (4)	Marshall Islands	Parosea	August 10, 2022	November 8, 2022
Bluesea Shipping Co. (4)	Marshall Islands	Bluesea	August 12, 2022	December 1, 2022
Minoansea Maritime Co. (1)	Marshall Islands	Minoansea	August 30, 2022	December 22, 2022
Good Maritime Co. (1)(3)	Liberia	Goodship	February 10, 2023	December 5, 2023
Traders Maritime Co. (1)(3)	Marshall Islands	Tradership	February 28, 2023	December 5, 2023
Chrisea Maritime Co. (1)	Marshall Islands	Chrisea	February 21, 2023	N/A
Oasea Maritime Co. (1)(3)	Marshall Islands	Oasea	March 27, 2023	July 19, 2024
Cretansea Maritime Co. (1)(3)	Marshall Islands	Cretansea	April 26, 2023	April 26, 2023
Synthesea Maritime Co. (1)(3)	Liberia	Synthesea	August 1, 2023	August 1, 2024
Exelixsea Maritime Co. (1)(3)	Marshall Islands	Exelixsea	August 29, 2023	March 27, 2024
Nisea Maritime Co. (1)(3)	Liberia	Nisea	September 10, 2024	N/A

(1)	Subsidiaries wholly owned
(2)	Management company
(3)	Bareboat charterers
(4)	Dissolved companies within 2024

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

(a)	Principles of Consolidation

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

Accounts receivable trade at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and are included in “Accounts Receivable Trade”. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Company also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of December 31, 2024 and 2023. No provision for doubtful accounts was established as of December 31, 2024 and 2023.

(i)	Inventories

Inventories consist of lubricants and bunkers, which are measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. The Company assesses the counterparties’ credit worthiness according to provisions of ASC 326, Financial Instruments—Credit Losses.  No provision for credit losses was recorded with regards to any insurance claims which might have existed as of December 31, 2024 and 2023.

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
In addition, other long-term investments relating to vessels’ equipment not yet installed, are included in “Deferred charges and other investments, non-current” in the consolidated balance sheets. Amounts paid (if any) for other investments, non-current, that refer to equipment for the vessels not yet installed are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

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

Effective January 1, 2024 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per LWT was increased to $0.35 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market in the last 15 years. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2024, by $786 or $0.09 per weighted average number of shares, both basic and diluted based on the Company’s existing fleet as of January 1, 2024.

(m)	Impairment of Long-Lived Assets (Vessels) and Right-of-use assets

The Company reviews its long-lived assets (vessels) and right-of-use assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolesce or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus any unamortized dry-docking costs or right-of use assets, may not be recoverable. The volatile market conditions with decreased charter rates and decreased vessel market values are conditions that the Company considers to be indicators of a potential impairment for its vessels and right-of use assets.

The Company determines undiscounted projected operating cash flows for each vessel and right-of use asset and compares it to the vessel’s carrying value, plus any unamortized dry-docking costs or right-of-use asset. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition and right-of-use asset are less than the vessel’s carrying value, plus any unamortized dry-docking costs or right-of-use asset, the Company impairs the carrying amount of the vessel or right-of-use asset. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

For the year ended December 31, 2024, indicators of impairment existed for two of the Company’s vessels and one of the Company’s right-of use assets. The carrying value of the Company’s vessels plus any unamortized dry-docking costs and right-of use-assets for which impairment indicators existed as at December 31, 2024, was $44,009 and $27,560, respectively. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of these two vessels and one right-of-use asset were higher than the vessels’ carrying value, plus any unamortized dry-docking costs and right-of-use assets, and thus the Company concluded that no impairment charge should be recorded.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(n)	Assets held for sale

The Company classifies a vessel along with associated inventories as being held for sale when all of the criteria under ASC 360, Property, Plant and Equipment, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statements of operations. The vessels are not depreciated once they meet the criteria to be classified as held for sale.

(o)	Dry-Docking and Special Survey Costs

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

(p)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

(q)	Revenue Recognition

Revenues are generated from time charters and spot charters. Revenues generated from time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers.

Time charter revenue is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel’s off hire days due to major repairs, dry dockings or special or intermediate surveys. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met. The Company, as lessor, has elected not to separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. Vessels are employed on short to medium-term time charter contracts, which provide flexibility in responding to market developments. For dry bulk vessels, rental income on the Company’s time charters is calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index and Baltic Panamax Index. Under the terms of our dry bulk vessels’ time charter agreements, the Company has the option to convert the floating index linked rate into a fixed charter rate based on the prevailing forward freight agreement curves.

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

(r)	Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties and commissions to related parties (Note 3) are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”. For the years ended December 31, 2024, 2023 and 2022, an amount of $1,761, $1,113 and $424, respectively, was included in “Vessel revenue, net” related to commission to third parties.

(s)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the charter period. As of December 31, 2024 and 2023, unamortized contract costs amounted to $160 and $NIL are included in the consolidated balance sheets under “Other current assets”. Costs amortized during the year ended December 31, 2024, 2023 and 2022, to fulfill contracts were $125, $NIL, $NIL respectively.

(t)	Fair value of above/ below market acquired time charters:

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(u)	Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in “Vessel operating expenses”.

(v)	Financing Costs

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method under modification guidance. The Company presents unamortized deferred financing costs as a reduction of long-term debt in the accompanying balance sheet. For the accounting of the unamortized deferred financing costs following debt extinguishment, see below (Note 2(ab)).

(w)	Income Taxes

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

Based on the Company’s analysis of its shareholdings during 2024, the Publicly-Traded Test for the entire 2024 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were owned by shareholders none of whom owned directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2024 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2024 taxable year.

Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2024 and 2023 was $NIL and $NIL, respectively.

(x)	Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services as well as to certain employees of the Company’s service providers and non-employees. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period. The Company assumes that all non-vested shares will vest. The Company does not include estimated forfeitures in determining the total stock-based compensation expense because it elects to accounts the forfeitures of non-vested shares as incurred. The Company re-evaluates the reasonableness of its assumption at each reporting period.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(y)	Earnings per Share

Basic earnings per common share are computed by dividing net income available to United’s shareholders by the weighted average number of common shares outstanding during the period. Unvested shares granted under the Company’s incentive plan, or else, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes, using the two-class method. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Diluted earnings per share is computed by (i) dividing net income attributable to common stockholders by the weighted average number of common shares plus (ii) the dilutive effect for warrants and share based payments awards outstanding during the applicable period computed using the treasury stock method which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period and (iii) the dilutive effect of convertible preferred shares, using the if converted method. The two-class method is used for diluted earnings per common share when such is the most dilutive method, considering anti–dilution sequencing as per ASC 260, Earnings Per Share. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

(z)	Segment Reporting

The Company reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, type of charter or geographical area as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters. As a result, management, including the Chief Operating Decision Maker (or “CODM”), reviewed operating results solely by revenue per day and consolidated operating results of the fleet, and thus the Company had determined that it had only one operating and reportable segment and has identified the Chairman and Chief Executive Officer as the CODM in accordance with ASC 280, Segment Reporting. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements.

(aa)	Fair Value Measurements

The Company follows the provisions of ASC 820, Fair Value Measurement, which defines and provides guidance as to the measurement of fair value. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(ab)	Debt Modifications and Extinguishments

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ac)	Distinguishing Liabilities from Equity

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company, in its assessment for the accounting of the warrants issued in connection with the July 20, 2022 public offering, the Series B Preferred Shares and the Series C Preferred Shares issued to Seanergy in exchange for working capital contribution, has taken into consideration ASC 480 and determined that the warrants, the Series B Preferred Shares and the Series C Preferred Shares should be classified as equity instead of liability. In its assessment for the warrants, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815, Derivatives and Hedging, applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive common shares. In its assessment for the Series C Preferred Shares, the Company identified certain features, such as redemption rights, conversion rights, voting rights and dividend rights. In its assessment, the Company examined whether these fall under the definition of a derivative according to ASC 815 applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. The Company concluded that equity classification was appropriate.

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

When the Company enters into a nonmonetary transaction as defined broadly under ASC 845, Nonmonetary Transactions, it determines whether the transaction is a contribution of an asset or a business by assessing the definition of a business under ASC 805, Business Combination, and whether the transaction is pro-rata. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with FASB Topic 805 Business Combinations: Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets contributed under nonmonetary transactions that do not meet the definition of a business, are measured at their fair values on the transaction date in accordance with ASC 845, if the fair value is objectively measurable and clearly realizable in an outright sale at or near the distribution.

(af)	Sale and Leaseback Transactions

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
(ag)	Finance Lease Liabilities & Right-of-Use Assets

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

(ah)	Equity method investments

Investments in the equity of entities over which the Company exercises significant influence, but does not exercise control, are accounted for by the equity method of accounting in accordance with ASC 323 “Investments-Equity method and joint ventures”. In reaching such a conclusion, the Company first assesses whether it holds variable interests in the investee and, further, whether the investee meets the definition of a variable interest entity (“VIE”). The Company then determines whether it is the investee’s primary beneficiary by considering any special rights (in terms of voting, board representation, kick out rights, or otherwise), that grant it with the power to direct the activities of the investee. In case the investee does not fall under the consolidation guidance, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee. At each reporting period, the Company also evaluates whether a loss in the value of an investment that is other than a temporary decline should be recognized. In its assessment, the Company evaluates indicators such as market conditions, the investee’s performance, and the ability to sustain an earnings capacity that would justify the carrying amount of the investment and its ability to continue as a going concern. Measurement of the impairment loss is based on the fair value of the investment. As of December 31, 2024, with regards to its investment in RGI Marine Holdings AS (“RGI”), the Company determined that it had variable interests in RGI and that RGI was a VIE, but the Company was not the primary beneficiary of such entity. The Company further evaluated that no loss in the value of its investment in RGI should be recognized (Note 8).

(ai)	Going Concern

Under ASC 205-40, Going Concern, management is required to evaluate whether there is substantial doubt about a company’s ability to continue as a going concern.  For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. The Company’s cash flow projections indicate that it will be in a position to meet its obligations and cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements are issued.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Recent Accounting Pronouncements Adopted

The Company has adopted ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the CODM. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company has one reportable segment and has identified the Chairman and Chief Executive Officer as the CODM in accordance with ASC 280, Segment Reporting. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements. The adoption of ASU No. 2023-07 did not have any effect in the Company’s consolidated financial statements, other than the disclosures made in this paragraph and relevant “Segment Reporting” accounting policy (Note 2z).

Recent Accounting Pronouncements – Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

There are no other recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.

3.	Transactions with Related Parties:

Transactions with Seanergy

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

Management Agreements:

Master Management Agreement
United entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) and Seanergy Management Corp. (“Seanergy Management”). In consideration of Seanergy providing such services (“service providers”), United pays a fixed administration fee of $0.3 per vessel per day to Seanergy. The initial term of the master management agreement with Seanergy expired on December 31, 2024. No three months’ notice was given by either party prior to the end of the current term, thus this agreement was automatically extended for an additional 12-month period. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable. During the year ended December 31, 2024, an amount of $4,411 ($NIL for the year ended December 31, 2023) related to payments for working capital purposes from Seanergy funds and is presented under “Cash flows from financing activities” in the consolidated statements of cash flows.

Technical Management Agreement
In relation to the technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the Gloriuship, Chrisea, Cretansea, Goodship, Nisea (since September 10, 2024) and Oasea (until the vessel’s sale). Pursuant to the management agreements, Seanergy Shipmanagement earned a fixed management fee of $10 per month for such services for the Goodship until March 17, 2024. Thereafter, Seanergy Shipmanagement earns a fixed management fee of $14 per month for the above-mentioned vessels, except for the Oasea, for which the technical management agreement with Seanergy Shipmanagement was terminated following her sale (Note 5). As of December 31, 2024, five of Company’s vessels are under technical management agreement with Seanergy Shipmanagement for a fixed management fee of $14 per month.

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

The below table presents the analysis of “Management fees – related party” charged from Seanergy and Seanergy Shipmanagement in connection with the above agreements as presented in the accompanying statement of operations:

	Year ended	Year ended	From January 20, 2022 through
Fees charged in relation to:	December 31, 2024	December 31, 2023	December 31, 2022
Management services – Seanergy	935	760	203
Management services – Seanergy Shipmanagement	806	661	82
Management fees- related party	1,741	1,421	285

The below table presents the fees charged from Seanergy Management in connection with the above agreements:

	Year ended	Year ended	From January 20, 2022 through
Fees charged in relation to:	December 31, 2024	December 31, 2023	December 31, 2022
Commercial services (1)	351	329	296
Purchase of vessel services (2)	285	1,073	795
Sale of vessel services (3)	202	375	1,015
Total	838	1,777	2,106

(1)	included in “Vessel revenue, net” (Note 12) in the accompanying statement of operations
(2)	presented in “Right-of-use assets” (Note 6) and “Vessels, net” (Note 5)
(3)	presented in “Gain on sale of vessels, net” (Note 5) in the accompanying statement of operations

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The below table presents the analysis of  “Due to Related Parties” as presented in the accompanying consolidated balance sheets:

	December 31, 2024	December 31, 2023
Balance due to Seanergy	5,597	252
Balance due to Seanergy Shipmanagement	1,004	198
Balance due to Seanergy Management	670	-
Due to Related Parties	7,271	450

The below table presents the analysis of  “Due from Related Parties” as presented in the accompanying consolidated balance sheets:

	December 31, 2024	December 31, 2023
Balance due from Seanergy Management	-	142
Due from Related Parties	-	142

On April 7, 2025, the Compensation Committee of the Company granted 75,000 shares to certain employees of the Company’s service providers (Note 16).

On March 27, 2024, the Compensation Committee of the Company granted 65,000 shares to certain employees of the Company’s service providers (Note 15).

Transaction with RGI

On July 31, 2024, the Company agreed to make an investment in RGI which was accounted under equity method due to the Company’s significant influence over RGI (Note 8).

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	6,412	13,801
Restricted cash, non-current	350	700
Cash and cash equivalents and restricted cash	6,762	14,501

Restricted cash, non-current as of December 31, 2024 includes $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback (Note 7).

Restricted cash, non-current as of December 31, 2023 includes $350 of minimum liquidity requirements as per the March 2023 Neptune Sale and Leaseback (Note 7) and $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback (Note 7).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
5.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2023
Cost:
Beginning balance:	112,375	38,769
- Additions	46,421	95,051
- Disposals	(19,753)	(21,445)
- Transfer to “Vessel held for sale”	(18,500)	-
Ending balance:	120,543	112,375

Accumulated depreciation:
Beginning balance:	(7,556)	(1,257)
- Depreciation for the period	(7,982)	(7,101)
- Disposals	1,486	802
- Transfer to “Vessel held for sale”	4,098	-
Ending balance:	(9,954)	(7,556)

Net book value	110,589	104,819

Acquisitions

On August 21, 2024, following the exercise of the purchase option of the Chrisea bareboat charter, an amount of $20,946 was derecognized from “Right-of-use assets” (Note 6) and recognized as “Vessels, net” in the accompanying consolidated balance sheets. The purchase option amount was financed through the Sinopac Loan Facility (Note 7).

On August 1, 2024, following the exercise of the purchase option of the Synthesea bareboat charter, an amount of $25,475 was derecognized from “Right-of-use assets” (Note 6) and recognized as “Vessels, net” in the accompanying consolidated balance sheets. The purchase option amount was financed with cash on hand and through the Onishi Sale and Leaseback (Note 7).

On June 9, 2023, the Company entered into an agreement with an unaffiliated party for the purchase of a secondhand Panamax vessel, the Exelixsea, for a gross purchase price of $17,815. The vessel was delivered to the Company on August 29, 2023. The acquisition of the vessel was financed with cash on hand and $15,000 allocated from the August 2022 Entrust Facility (Note 7).

On February 7, 2023, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Kamsarmax vessel, the Oasea, for a gross purchase price of $19,500. The vessel was delivered to the Company on March 27, 2023. The acquisition of the vessel was financed with cash on hand at delivery and subsequently through the March 2023 Neptune Sale and Leaseback (Note 7).

On February 7, 2023, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Kamsarmax vessel, the Cretansea, for a gross purchase price of $19,675. The vessel was delivered to the Company on April 26, 2023. The acquisition of the vessel was financed with cash on hand and through the April 2023 Neptune Sale and Leaseback (Note 7).

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

For the years ended December 31, 2024 and 2023, an amount of $NIL and $635, respectively, of expenditures related to vessels’ acquisition cost were capitalized and will be depreciated over the remaining useful life of each vessel. Amounts paid for these expenditures are included in “Vessels’ acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statement of cash flows.

During the years ended December 31, 2024 and 2023, an amount of $NIL and $1,176, respectively, of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

Vessel held for sale

On December 20, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the Gloriuship for a net sale price of $14,880. Delivery of the vessel to her new owners is expected to take place in the third quarter of 2025. On the same date, the vessel was classified as “Vessel held for sale” according to the provisions of ASC 360, as all the criteria for this classification were met. Accordingly, the outstanding amount of $8,333 under the Huarong Sale and Leaseback for Gloriuship was classified in current liabilities in the accompanying consolidated balance sheet. The specific vessel was impaired since its carrying amount, which is the unamortized balance of vessel cost of $14,402 and the unamortized balance of drydocking cost of $1,306 on the sale agreement date was higher than its fair value less cost to sell. As of December 31, 2024, “Vessel held for Sale” in the accompanying consolidated balance sheet is measured at fair value less cost to sell which was $14,880. Accordingly, an “Impairment loss” of $828 was recognized in the consolidated statements of operations. The fair value of the vessel was determined based on the agreed sale price, net of commissions.

Gain on sale of vessels, net

On May 2, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the Oasea for a gross sale price of $20,220. The vessel was delivered to her new owners on July 19, 2024. A gain on sale of vessel net of sale expenses amounting to $1,426 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statement of operations.

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
6.	Right-of-Use assets and Finance Lease Liabilities:

The annual lease payments under the Nisea bareboat charter agreement are as follows:

Twelve month periods ending December 31,	Amount
2025	2,920
2026	17,092
Total undiscounted lease payments	20,012
Less: Discount based on incremental borrowing rate	(1,042)
Present value of finance lease liabilities	18,970

Finance lease liabilities, current	2,032
Finance lease liabilities, non-current	16,938
Present value of finance lease liabilities	18,970

The weighted average remaining lease term for Nisea bareboat charter was 1.19 years as of December 31, 2024.

The weighted average incremental borrowing rate for Nisea bareboat charters was 5.08% as of December 31, 2024.

On March 6, 2024, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Kamsarmax vessel, the Nisea. The vessel was delivered to the Company on September 10, 2024 under an 18-month bareboat charter plus 30-days in lessee’s option at a daily rate of $8. The Company made a down payment of $3,750 upon signing of the bareboat charter agreement and a payment of $3,750 upon commencement of the bareboat charter. At the end of the 18-month bareboat period, the Company has an option to purchase the vessel for $16,620. The Company has classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 5.08%. The Company recognized a finance lease liability of $19,651 and a corresponding right-of-use asset of $28,006 which also includes $855 of initial direct costs. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated useful life of the vessel. During the year ended December 31, 2024, the amortization of the right-of-use asset amounted to $446 and is presented in the Company’s consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period amounted to $295 (Note 13). As of December 31, 2024, the right-of-use amounted to $27,560 and is presented under “Right-of-use assets” in the accompanying consolidated balance sheets.

On April 19, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Synthesea. The vessel was delivered to the Company on August 1, 2023 under a 12-month bareboat charter plus 30-days in lessee’s option at a daily rate of $8. The Company made a down payment of $3,500 on signing of the bareboat charter agreement and a payment of $3,500 upon commencement of the bareboat charter. At the end of the 12-month bareboat period, the Company exercised its option to purchase the vessel for $17,100. The Company has classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 5.59%. The Company recognized a finance lease liability of $19,048 and a corresponding right-of-use asset of $26,859 which also included $811 of initial direct costs. The amount of the right-of-use-asset is amortized on a straight-line method based on the estimated useful life of the vessel. During the years ended December 31, 2024 and 2023, the amortization of the right-of-use asset amounted to $705 and $679, respectively and is presented in the Company’s consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the years ended December 31, 2024 and 2023 amounted to $557 and $422, respectively (Note 13). As of December 31, 2023, the right-of-use amounted to $26,180 and is presented under “Right-of-use assets” in the accompanying consolidated balance sheets. On August 1, 2024, following the exercise of the purchase option mentioned above, an amount of $25,475 was derecognized from “Right-of-use assets” and recognized as “Vessels, net” in the accompanying consolidated balance sheet (Note 5).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On February 9, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Chrisea. The vessel was delivered to the Company on February 21, 2023 under an 18-month bareboat charter plus 30-days in lessee’s option at a daily rate of approximately $7. The Company made a down payment of $3,500 on signing of the bareboat charter agreement and a payment of $3,500 upon commencement of the bareboat charter. At the end of the 18-month bareboat period, the Company exercised its option to purchase the vessel for $12,360. The Company has classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 6.19%. The Company recognized a finance lease liability of $15,124 and a corresponding right-of-use asset of $22,824 which also included $700 of initial direct costs. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated useful life of the vessel. During the years ended December 31, 2024 and 2023, the amortization of the right-of-use asset amounted to $580 and $1,298, respectively, and is presented in the Company’s consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the years ended December 31, 2024 and 2023 amounted to $493 and $735, respectively (Note 13). As of December 31, 2023, the right-of-use amounted to $21,526 and is presented under “Right-of-use assets” in the accompanying consolidated balance sheets. On August 21, 2024, following the exercise of the purchase option mentioned above, an amount of $20,946 was derecognized from “Right-of-use assets” and recognized as “Vessels, net” in the accompanying consolidated balance sheet (Note 5).

7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2023
Long-term debt and other financial liabilities	80,465	65,842
Less: Deferred financing costs	(1,712)	(1,308)
Total	78,753	64,534
Less - current portion	(17,650)	(8,691)
Long-term portion	61,103	55,843

Senior long-term debt

New Loan Facility during the year ended December 31, 2024

Sinopac Loan Facility

On August 5, 2024, the Company entered a $16,500 loan facility (the “Sinopac Loan Facility”) with Sinopac Capital International (HK) Limited (“Sinopac”) for the purpose of financing the exercise of the purchase option of the Chrisea under its previous bareboat charter. An amount of $1,155, included in “Other non-current assets” in the consolidated balance sheet, was withheld as a security deposit by Sinopac upon the drawdown of the facility in order to secure the due liabilities by the Company of its obligations and undertakings as per Sinopac Loan Facility. The deposit can be set off against the balloon payment at maturity. The facility was drawn on August 19, 2024 and bears interest of term SOFR plus a margin of 2.60% per annum. The term of the facility is five years, and the repayment schedule comprises of twenty quarterly installments of $400, followed by a balloon installment of $8,500 payable along with the final installment. In addition, the Company is required to maintain a security cover ratio not less than 110% for the first two years and 120% at all times thereafter until the maturity of the loan. The Sinopac Loan Facility is secured by a first priority mortgage over the Chrisea, a general assignment covering earnings, insurances and requisition compensation of the vessel, a share pledge agreement concerning the vessel-owning subsidiary’s shares, a charter-party assignment and relevant managers’ undertakings. As of December 31, 2024, the outstanding amount under this facility was $16,100.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Loan Facility repaid during the year ended December 31, 2024 and 2023

July 2022 EnTrust Facility

On July 1, 2022, the loan facility entered into between Seanergy and Kroll Agency Services Limited and Kroll Trustee Services Limited as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, for the Gloriuship, was amended for the purposes of replacing Seanergy with the Company as guarantor upon the consummation of the Spin-Off. The loan amount was $14,000 with a term of 18 months. The amended loan facility bore a fixed interest rate of 7.90% per annum. On November 8, 2022, the Company proceeded with the prepayment of $1,000, which was applied against the balloon payment. On December 1, 2022, the Company proceeded to a second prepayment of $1,000, which was applied equally against the first and the second repayment installments of the loan, respectively, reducing each such repayment installment to $500. On the date of each repayment, an aggregate amount of $25 of unamortized debt discounts were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations. On November 15, 2023, the Company agreed to refinance the outstanding amount of the loan $10,000 using proceeds from the Huarong Sale and Leaseback. On December 5, 2023, upon the completion of the refinancing of the outstanding loan, an amount of $17 of the unamortized debt discounts was written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations.

August 2022 EnTrust Facility

On August 8, 2022, the Company entered into a loan facility with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders in order to partially finance the acquisition of the Parosea, Bluesea, Minoansea and Epanastasea. The loan facility amount was originally $63,600, divided into four tranches with a term of 18 months: Tranche A of $16,200 which was secured by the Bluesea, Tranche B of $16,200 which was secured by the Parosea, Tranche C of $15,200 which was secured by the Minoansea and Tranche D of $16,000 which was secured by the Epanastasea. The facility bore interest at a fixed rate of 7.90% per annum. On November 8, 2022 and December 1, 2022 upon the completion of the sale of the Parosea, and the Bluesea, respectively, the Company completed the prepayment of the relevant tranches of $16,200 each. On the date of each repayment, $257 and $245 of unamortized debt discounts of the Parosea and Bluesea, respectively, were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and were included in “Loss on extinguishment of debt” in the consolidated statement of operations. On December 21, 2022, the Company entered into a supplemental agreement pursuant to which upon the completion of the sale of the Minoansea, the lenders waived the obligation of the Company to prepay Tranche C and continued to make available the relevant amount for the purpose of partially financing the acquisition cost of two new Capesize vessels, the Goodship and Tradership (Note 5). Pursuant to this agreement, the fixed interest rate of Tranche C was amended to 9.00% per annum. The amount underlying Tranche C ($15,200) remained blocked in favor of the security agent until the acquisition of the vessels. On January 30, 2023, the Company entered into an amendment and restatement agreement with the lenders, pursuant to which, inter alia, Tranche C was replaced by two tranches of $7,000 (Tranche E) and $8,200 (Tranche F), secured by the Goodship and Tradership, respectively. On August 9, 2023, the Company entered into another amendment and restatement agreement pursuant to which, inter alia, upon the completion of the sale of the Epanastasea, the lenders waived the obligation of the Company to prepay Tranche D ($15,000) and continue to make available the relevant amount for the purpose of partially financing the acquisition cost of a the Exelixsea (Note 5). Pursuant to this agreement, the fixed interest rate of Tranche D was amended to 9.00% per annum. The amount underlying Tranche D remained blocked in favor of the security agent until the acquisition of the vessel, which was concluded on August 29, 2023. Upon the acquisition of the vessel, Tranche D was replaced by Tranche G secured by the Exelixsea. On November 15, 2023, the Company agreed to refinance the outstanding amounts of Trance E ($5,500) and Tranche F ($6,700) using proceeds from the Huarong Sale and Leaseback. On December 5, 2023, upon the completion of the refinancing of Tranche E and Tranche F, $28 and $33 of unamortized debt discounts of the Goodship and Tradership, respectively, were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modification and Extinguishments” and were included in “Loss on extinguishment of debt” in the consolidated statement of operations.

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

On March 27, 2024, the outstanding principal of $13,000 under the Tranche G, secured by the Exelixsea, was repaid in full by proceeds from the Village Seven Sale and Leaseback and all obligations under the facility were irrevocably and unconditionally discharged. The unamortized debt discounts of $3 for Exelixsea was written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modification and Extinguishments” and were included in “Loss on extinguishment of debt” in the consolidated statement of operations. Furthermore, the Company incurred costs amounted to $19 related to extinguishment of debt which are also included in “Loss on extinguishment of debt” in the consolidated statement of operations.

Other Financial Liabilities – Sale and Leaseback Transactions

New Sale and Leaseback Activities during the year ended December 31, 2024

Village Seven Sale and Leaseback

On February 22, 2024, the Company entered into a $13,800 sale and leaseback agreement with Village Seven Co., Ltd. and V7 Fune Inc. to refinance the August 2022 EnTrust Facility, secured by the Exelixsea. On March 27, 2024, the vessel was sold and chartered back on a bareboat basis for a period of four years, followed by an additional two-year period at the Company’s option. The charterhire principal is repayable in forty-eight consecutive monthly installments of approximately $192 paid in advance, which could extend to seventy-two installments in case of exercise of the two-year optional period, at the same terms. The financing bears an interest rate of 3-month term SOFR plus 2.65% per annum. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the optional period, the Company has the option to take ownership of the vessel at nominal additional cost. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. As of December 31, 2024, the amount outstanding under the Village Seven Sale and Leaseback was $11,883.

Onishi Sale and Leaseback

On July 24, 2024, the Company entered into a $18,000 sale and leaseback agreement with Onishi Kaiun Co. and Ocean West Shipping S.A. for the purpose of financing the purchase option of the Synthesea under its previous bareboat charter. On August 1, 2024, the Company sold and chartered back the Synthesea on a bareboat basis for a period of five years, followed by an additional two-year period at the Company’s option. The charterhire principal amortizes through sixty consecutive monthly installments of approximately $136 paid in advance, which could extend to eighty-four installments in case of exercise of the two-year optional period, at the same terms. The financing bears an interest rate of 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the optional period, the Company and the lessors have the option to repurchase and to sell the vessel, respectively, for $6,545. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. As of December 31, 2024, the amount outstanding under the Onishi Sale and Leaseback was $17,182.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Existing Sale and Leaseback Agreements

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the Cretansea, the Company entered into a sale and leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. (“Neptune’’) for the purpose of partly financing the acquisition cost of the Cretansea. The transaction was accounted for as a financial liability, as control remains with the Company and the Cretansea continue to be recorded as an asset on the Company’s balance sheet. The financing amount was $12,250 and the interest rate is 4.25% plus 3-month term SOFR per annum. The charterhire principal is repayable over a five-year term, through sixty monthly installments of approximately $98 and a balloon payment of $6,400 at the expiration of the bareboat. The Company is required to maintain a security coverage ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company is required to maintain minimum liquidity of $350 in its operating account. The sale-and-leaseback agreement includes certain restrictions on dividends from the lessee’s accounts and other distributions. The Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the 5-year bareboat period, the Company has the obligation to repurchase the vessel for $6,400. As of December 31, 2024, the amount outstanding under the April 2023 Neptune Sale and Leaseback was $10,300.

Huarong Sale and Leaseback

On November 15, 2023, the Company entered into three identical sale and leaseback transactions with certain affiliates of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) for the purpose of refinancing the outstanding indebtedness of the Gloriuship which was previously financed by the July 2022 EnTrust Facility and the outstanding indebtedness of Goodship and Tradership which were previously financed by the August 2022 EnTrust Facility. The Company sold and chartered back the vessels on a bareboat charter basis for a three-year period. The sale and leaseback agreements became effective on December 5, 2023, upon the delivery of the vessels to the lessors. The transactions were accounted for as financial liabilities, as control remains with the Company and the three vessels continue to be recorded as assets on the Company’s balance sheet. The sale and leaseback agreements do not include any financial covenants or security value maintenance provisions. The aggregate financing amount was $30,000 and the interest rate is 3.30% plus 3-month term SOFR per annum. The charterhire principal of each transaction is repayable through thirty-six monthly installments of $139 and a purchase obligation of $5,000 at the expiration of each bareboat agreement. The Company has continuous options to purchase the vessels on any date falling six months after the initiation of the bareboat charters at predetermined prices as set forth in the agreement. As of December 31, 2024, the aggregate charterhire principal was $25,000.

Sale and Leasebacks Agreements repaid during the year ended December 31, 2024 and 2023

March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of the Oasea, the Company entered into a sale and leaseback agreement with a subsidiary of Neptune for the purpose of partly financing the acquisition cost of the Oasea. The financing amount was $12,250 and the interest rate was 4.25% plus 3-month term SOFR per annum. The charterhire principal was repayable over a five-year term, through sixty monthly installments of approximately $98 and a balloon payment of $6,400 at the expiration of the bareboat charter. The Company was required to maintain a security coverage ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter.  In addition, the Company was required to maintain minimum liquidity of $350 in its operating account, while at the end of the five-year bareboat period, the Company had the obligation to repurchase the vessel for $6,400. On July 19, 2024, the Company repurchased the vessel from Neptune, repaying the outstanding charterhire principal of $10,788 and the relevant fees, in connection with the sale of the Oasea to her new owners. The unamortized debt discounts of $148 of Oasea was written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations. Following the early repayment of the outstanding charter hire principal due to the disposal of Oasea, the company paid a prepayment fee and incurred cost related to extinguishment of debt amounted to $227 which are also included in “Loss on extinguishment of debt” in the consolidated statement of operations.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Certain of the Company’s sale and leaseback agreements discussed above are secured by a guarantee from the Company; general assignments covering the respective vessels’ earnings, insurances and requisition compensation; account pledge agreements; charter-party assignments, technical and commercial managers’ undertakings and pledge agreements covering the shares of the applicable bareboat charterer subsidiary.

As of December 31, 2024, the Company was in compliance with all covenants relating to its debt facilities as at that date.

As of December 31, 2024, one of the Company’s owned vessels, having a net carrying value of $20,499, was subject to a first mortgage as collateral to her long-term debt facility. In addition, the Company’s five bareboat chartered vessels, having a net carrying value of $90,090 as of December 31, 2024, have been financed through sale and leaseback agreements. As customary in leaseback agreements, the title of ownership is held by the registered owners.

The annual principal payments required to be made after December 31, 2024 for all long-term debt and other financial liabilities, are as follows:

Twelve month periods ending December 31,	Amount
2025	18,373
2026	20,040
2027	6,706
2028	12,326
Thereafter	23,020
Total	80,465

8.	Equity Method Investments:

On July 31, 2024, the Company agreed to make an investment in a Norwegian limited liability company, RGI, which participates under a newbuilding contract in the construction of an Energy Construction Vessel (“ECV”), with expected delivery date in May 2027. The Company’s interest in this investment in RGI will be between 46.4% and 49.8% of the total investment, with other non-related parties holding the remaining interests in the investment. RGI’s investment in the ECV is 45%. As a result of entering this transaction, the Company committed an aggregate amount of €7,800 (or $8,107 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.0393 as of December 31, 2024), due in five installments over a period of 33 months, matching the stages of the ECV’s building process. The first installment amounting to $2,464 was paid on August 7, 2024, and the second installment amounting to $1,251 was paid on October 31, 2024. In assessing the accounting treatment for this transaction, the Company evaluated ASC 810 “Consolidation” and concluded that RGI is a VIE and that the Company does not individually have the power to direct the activities of the VIE that most significantly affect its performance. As of December 31, 2024, the noncontrolling interest of 49% into RGI was accounted for under the equity method due to the Company’s significant influence over RGI.

As of December 31, 2024, the investment in RGI amounted to $3,588 and is presented in “Equity method investment” in the accompanying consolidated balance sheet. The investment figure includes certain capitalized expenses as well a translation adjustment reserve. For the year ended December 31, 2024, the loss for this investment amounted to $142 and is presented in “Loss on equity method investment” in the accompanying consolidated statement of operations. The Company’s maximum exposure to a loss as a result of its investment in RGI, is limited to its committed amount in this investment.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
9.	Financial Instruments:

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

The fair values of the financial instruments shown in the consolidated balance sheet as of December 31, 2024 and 2023, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

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

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair value as the long-term debt and other financial liabilities bear interest at floating interest rate.

c.
The aggregate fair value of Gloriuship (classified as “Vessel held for sale” in the accompanying consolidated balance sheet as of December 31, 2024) on the sale agreement was written down to its fair value based on the agreed sale price, net of commission of $14,880 and an impairment loss of $828 was recognized (Level 2).

10.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of December 31, 2024, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters duration was approximately 2 to 13 months and extension periods vary from 6 to 15 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize and Panamax forward freight agreement rates.

As at December 31, 2024, the Company operated certain of its vessels under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements.

As at December 31, 2024, an amount of $18,379 related to the Company’s future minimum contractual charter revenue for the year ending December 31, 2025, based on vessels committed to non-cancelable time charter contracts. For index-linked time charter contracts the calculation was made using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed periods time charters (these amounts do not include any assumed off-hire).

As at December 31, 2024, the Company has an option to purchase the Nisea at the end of 18-month bareboat charter for $16,620 (Note 6).

11.	Capital Structure:

(a)	Preferred Stock

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

Series A Preferred Shares

Prior to the Spin-Off, United entered into a Shareholders Rights Agreement, or the Rights Agreement, with American Stock Transfer & Trust Company, LLC, as Rights Agent. Under the Rights Agreement, United will declare a dividend payable of one preferred stock purchase right, or Right, for each share of common stock outstanding immediately prior to the Spin-Off. Each Right entitles the registered holder to purchase from United one one-thousandth of a share of Series A Preferred Stock, par value $0.0001, at an exercise price of $40.00 per share. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of United’s common stock (including through entry into certain derivative positions) in a transaction not approved by the Board of Directors of the Company. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of United’s common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of United’s common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights. On December 27, 2023, the Company’s Board of Directors approved an amendment and restatement of the Rights Agreement to make certain technical or ministerial changes. As at December 31, 2024, no Rights were exercised.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Series B Preferred Shares

As at December 31, 2024, the Company had 40,000 Series B Preferred Shares issued and outstanding with par value $0.0001 per share. The Series B Preferred Shares were issued on July 5, 2022, to the Company’s Chief Executive Officer, considered a related party, for a total cash consideration of $NIL. The issuance of the Series B Preferred Shares was approved by a special independent committee of the Board of Directors of the Company which obtained a fairness opinion from an independent financial advisor regarding the value of the Series B Preferred Shares. Each Series B Preferred Shares entitles the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B Preferred Shares may exercise voting rights pursuant to Series B Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of Series B Preferred Shares has no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B Preferred Shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B Preferred Shares holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

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

As at January 20, 2022, the date of the Company’s incorporation, the Company’s authorized share capital was 500 registered shares without par value, issued to Seanergy. On July 5, 2022, the aforesaid registered shares issued to the Parent were cancelled and the Company’s articles of incorporation were amended and restated. Under the Company’s amended and restated articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.0001 per share, of which 1,512,004 common shares were issued and outstanding on July 5, 2022, immediately upon consummation of the Spin-Off (Note 3). As at December 31, 2024, the Company had 8,844,267 common shares issued and outstanding.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
i)	Equity Offerings

On July 20, 2022, the Company sold 8,000,000 units, each unit consisting of one common share or pre-funded warrant (with an exercise price of $0.0001) in lieu of common shares and one Class A warrant to purchase one common share, under a registered direct offering at a price of $3.25 per unit, in exchange for gross proceeds of $26,000, or net proceeds of approximately $23,851. 6,800,000 common shares, 1,200,000 pre-funded warrants and 8,000,000 Class A warrants were issued in connection with the offering. As of December 31, 2022, all pre-funded warrants had been exercised.

ii)	Dividends

On November 25, 2024, the Company declared a dividend of $0.075 per common share for the third quarter of 2024 to all shareholders of record as of December 27, 2024. The dividend amounted to $663 was paid on January 10, 2025 (Note 16) and is included in “Dividends payable” in the accompanying consolidated balance sheet.

On August 5, 2024, the Company declared a dividend of $0.075 per common share for the second quarter of 2024 to all shareholders of record as of September 27, 2024. The dividend amounted to $664 and was paid on October 10, 2024.

On May 23, 2024, the Company declared a dividend of $0.075 per common share for the first quarter of 2024 to all shareholders of record as of June 25, 2024. The dividend amounted to $676 and was paid on July 10, 2024.

On February 19, 2024, the Company declared a dividend of $0.075 per common share for the fourth quarter of 2023 to all shareholders of record as of March 22, 2024. The dividend amounted to $651 and was paid on April 10, 2024.

On November 14, 2023, the Company declared a dividend of $0.075 per common share for the third quarter of 2023 to all shareholders of record as of December 22, 2023. The dividend amounted to $652 was paid on January 10, 2024 and was included in “Dividends payable” in the accompanying consolidated balance sheet.

On August 1, 2023, the Company declared a dividend of $0.075 per common share for the second quarter of 2023 to all shareholders of record as of September 22, 2023. The quarterly dividend of $657 for the second quarter of 2023 was paid on October 6, 2023.

On May 17, 2023, the Company declared a dividend of $0.075 per common share for the first quarter of 2023 to all shareholders of record as of June 22, 2023. The quarterly dividend of $667 for first quarter of 2023 was paid on July 6, 2023.

On February 21, 2023, the Company declared the initiation of a regular quarterly dividend of $0.075 per common share and declared a dividend of $0.075 per common share for the fourth quarter of 2022 to all shareholders of record as of March 22, 2023. The quarterly dividend of $667 for the fourth quarter of 2022 was paid on April 6, 2023.

On January 10, 2023, the Company paid a previously declared special dividend of $1.00 per common share or $1,043 to all shareholders of record as of December 12, 2022, in connection with the profitable sale of two tanker vessels.

Total dividends declared in the years ended December 31, 2024 and December 31, 2023 amounted to $2,654 and $2,643, respectively.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
iii)	Common stock buybacks

In October 2022, the Board of Directors of the Company authorized its third share repurchase plan under which the Company would repurchase up to $3,000 of its outstanding common shares through the period ended March 31, 2023. Substantially, no repurchases had been made as of December 31, 2022. This plan was extended in May 2023 through the period ended December 31, 2023, was further extended in December 2023 through the period ended December 31, 2024 and was further extended in December 2024 through the period ending December 31, 2025.

During 2024, the Company has repurchased 185,363 of its outstanding common shares at an average price of approximately $2.52 per share for a total of $469, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2024.

During 2023, the Company has repurchased 264,813 of its outstanding common shares at an average price of approximately $2.54 and a total of $673, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2023.

In September 2022, the Board of Directors of the Company authorized its second share repurchase plan under which the Company would repurchase up to $3,000 of its outstanding common shares through the period ended March 31, 2023. During 2022, the Company repurchased 1,427,753 of its outstanding common shares at an average price of approximately $2.09 pursuant to its share repurchase program for a total of $2,987, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2022.

In August 2022, the Board of Directors of the Company authorized its first share repurchase plan under which the Company would repurchase up to $3,000 of its outstanding common shares through the period ended March 31, 2023. Up to September 30, 2022, the Company repurchased 1,862,038 of its outstanding common shares at an average price of approximately $1.62 pursuant to its share repurchase program for a total of $3,016, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2022.

(c)	Warrants

All warrants are classified in equity, according to the Company’s accounting policy.

As of December 31, 2024, 6,962,770 Class A warrants remained outstanding.

During the year ended December 31, 2023, 779,200 shares were issued from Class A warrants’ exercises, for proceeds of $1,883. As of December 31, 2023, 6,962,770 Class A warrants remained outstanding. Following the payment of the special dividend of $1.00 per common share on January 10, 2023 (Note 11(b)(ii)), the exercise price of the Class A warrants was adjusted at a price of $2.25 per warrant effective on January 11, 2023, pursuant to the antidilution provisions of the warrant agreement. The warrants also contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in the warrant’s agreement.

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

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time, pool agreements and spot charters). The following table presents the Company’s statement of operations figures derived from spot charter, time charters and pool agreements for the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022:

	Year ended	Year ended	From January 20, 2022 through
	December 31, 2024	December 31, 2023	December 31, 2022
Vessel revenues from time charters and pool agreements, net of commissions	45,439	31,754	13,548
Vessel revenues from spot charters, net of commissions	-	4,313	9,236
Total	45,439	36,067	22,784

Demurrage income for the years ended December 31, 2024, 2023 and for the period from January 20, 2022 through December 31, 2022 was $NIL, $512 and $229, respectively.

The amortization of the below and above market acquired time charters amounted to $308 and $146 as a deduction from and an addition to “Vessel revenue, net”, respectively during the period from inception, January 20, 2022, to December 31, 2022. As of December 31, 2022, the below and above market acquired time charters were fully amortized.

As of December 31, 2024 and 2023, the trade accounts receivable was $1,437 and $252, respectively, and related to time charters.

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of December 31, 2024 and December 31, 2023 was $664 and $486 and relates entirely to ASC 842. As of December 31, 2024 and 2023, an amount of $731 and $NIL related to ballast bonus payments made by charterers for the ballast trip which are deferred and recognized on a straight line over the charter period.

As of December 31, 2024 and 2023, an amount of $NIL and $41 included in “Deferred revenue” and related to time charter arrangements was treated as lease modification and not accounted for as separate contract.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Charterers individually accounting for more than 10% of revenues for the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022:

Customer	2024	2023	2022
A	33%	21%	-
B	19%	10%	-
C	16%	-	-
D	-	22%	-
E	-	12%	-
F	-	12%	15%
G	-	-	25%
H	-	-	20%
I	-	-	19%
J	-	-	15%
Total	68%	77%	94%

Voyage Expenses

The following table presents the Company’s statement of operations’ figures derived from time charters, spot charters and for unfixed periods for the years ended December 31, 2024, 2023 and for the period from inception (January 20, 2022) through December 31, 2022:

	Year ended	Year ended	From January 20, 2022 through
	December 31, 2024	December 31, 2023	December 31, 2022
Voyage expenses from time charters	1,270	1,424	178
Voyage expenses from spot charters	-	1,039	4,802
Voyage expenses for unfixed periods	501	644	265
Total	1,771	3,107	5,245

13.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended	Year ended	From January 20, 2022 through
	December 31, 2024	December 31, 2023	December 31, 2022
Interest on long-term debt and other financial liabilities	6,072	5,184	2,045
Interest on finance lease liability	1,345	1,158	-
Amortization of debt finance costs and debt discounts	727	781	352
Other	272	60	55
Total	8,416	7,183	2,452

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
14.	Earnings / (loss) per Share:

The calculation of net (loss) / income per common share is summarized below:

	Year ended	Year ended	From January 20, 2022 through
	December 31, 2024	December 31, 2023	December 31, 2022

Net (loss) / income	$(3,383)	$221	$37,490
Less: Dividends on Series C preferred shares	-	-	(743)
Less: Dividends to non-vested participating securities	-	(95)	(667)
Less: Undistributed earnings to non-vested participating securities	-	-	(994)
Net (loss) / income attributable to common shareholders, basic	$(3,383)	$126	$35,086

Undistributed earnings to non-vested participating securities	$-	$-	$994
Undistributed earnings reallocated to non-vested participating securities	-	-	(621)
Effect of Series C preferred shares	-	-	476
Net (loss) / income attributable to common shareholders, diluted	$(3,383)	$126	$35,935

Weighted average common shares outstanding – basic	8,711,951	8,359,487	4,503,397
Effect of dilutive securities:
Dilutive effect of Series C preferred shares	-	-	2,796,164
Weighted average common shares outstanding – diluted	8,711,951	8,359,487	7,299,561

Net (loss) / income per share attributable to common shareholders, basic	$(0.39)	$0.02	$7.79
Net (loss) / income per share attributable to common shareholders, diluted	$(0.39)	$0.02	$4.92

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed.

Net (loss) / income attributable to common shareholders for the years ended December 31, 2024 and 2023 is adjusted by the amount of dividends on non-vested participating securities (if any). Undistributed income to non-vested participating securities was not calculated for the years ended December 31, 2024 and 2023, because doing so would result in distributed income in excess of net income, thus resulting in undistributed losses.

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

For the years ended December 31, 2024 and 2023 and for the period from January 20, 2022 through December 2022, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the outstanding warrants calculated with the treasury stock method.

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

On March 27, 2024, the Compensation Committee of the Company’s board of directors approved the amendment and restatement of the 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares and granted awards under the plan to the Company’s directors and certain employees of the Company’s service providers of an aggregate of 335,000 restricted common shares. Of the total 335,000 shares issued, 260,000 shares were granted to the members of the Company’s board of directors, 65,000 shares were granted to certain employees of the Company’s service providers (Note 3) and 10,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.635. On March 27, 2024, 67,000 shares vested, while 100,500 shares vested on September 27, 2024 and 167,500 shares vested on March 27, 2025.

On October 14, 2022, the Compensation Committee of the Company granted an aggregate of 1,000,000 restricted shares of common stock pursuant to the Plan. Of the total 1,000,000 shares issued on October 14, 2022, 800,000 shares were granted to the members of the Board of Directors of the Company and 200,000 shares were granted to certain employees of the Company’s service providers (Note 3). The fair value of each share on the grant date was $2.28. On October 14, 2022, 333,344 shares vested, while 333,328 shares vested on January 5, 2023 and 333,328 shares vested on June 5, 2023.

On December 28, 2022, the Compensation Committee of the Company granted an aggregate of 700,000 restricted shares of common stock pursuant to the Plan. Of the total 700,000 shares issued on December 28, 2022, 580,000 shares were granted to the members of the Board of Directors and 120,000 shares were granted to certain employees of the Company’s service providers (Note 3). The fair value of each share on the grant date was $4.33. On December 28, 2022, 233,340 shares vested, while 233,330 shares vested on June 5, 2023 and 233,330 shares vested on October 5, 2023.

The related expense for shares granted to the Company’s Board of Directors and certain employees of the Company’s service providers for the years ended December 31, 2024, 2023 and from the period from inception, January 20, 2022, through December 31, 2022, amounted to $756, $2,522 and $2,789, respectively, and is included under “General and administration expenses” in the Company’s consolidated statements of operations. The related expense for shares granted to the sole director of the Company’s commercial manager for the years ended December 31, 2024, 2023 and from the period from inception January 20, 2022 through December 31, 2022 amounted to $23, $NIL, $NIL respectively.

Restricted shares during 2024 and 2023 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2022	1,133,316	$3.12
Granted	-	-
Vested	(1,133,316)	3.12
Forfeited	-	-
Outstanding at December 31, 2023	-	$-
Granted	335,000	2.64
Vested	(167,500)	2.64
Forfeited	-
Outstanding at December 31, 2024	167,500	$2.64

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain employees of the Company’s service providers for the years ended December 31, 2024 and 2023 amounted to $104 and $NIL, respectively. On December 31, 2024, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and certain employees of the Company’s service providers not yet recognized is expected to be recognized is 0.23 years.

16.	Subsequent Events

On January 10, 2025, the Company paid a regular quarterly cash dividend of $663 for the third quarter of 2024 to all shareholders of record as of December 27, 2024 (Note 11).

On March 17, 2025, the Company declared a regular quarterly cash dividend of $0.01 per share for the fourth quarter of 2024, which was paid on April 10, 2025 to all shareholders of record as of March 27, 2025.

On April 7, 2025, the Compensation Committee of our board of directors approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 275,000 restricted common shares to the members of the Company's board of directors and 85,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $1.20. 79,500 shares vested on April 7, 2025, 113,000 shares will vest on October 7, 2025 and 167,500 shares will vest on April 7, 2026.

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

