Form 20-F
period 2025-12-31
United Maritime Corp
filed 2026-04-08
CIK 1912847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
As of December 31, 2025, 9,083,645 shares of common stock, par value $0.0001 per share, and 40,000 Series B Preferred Shares, par value $0.0001 per share, were outstanding.
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

☐ Yes	☐ No

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

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	changes in shipping industry trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk shipping industry;

•	the number of available slots in shipyards for newbuilding orders for the dry bulk sector;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with the covenants under our financing arrangements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending, or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

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

•
general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war, including the war between Russia and Ukraine (and related sanctions), the war between Israel and Hamas, the Houthi attacks on merchant vessels in the region of the Red Sea and the Gulf of Aden, the war between the U.S. and Israel and Iran, and China and Taiwan disputes, the tensions between the U.S. and China, the tensions between Panama and the U.S., the current instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark, the European Union, or Venezuela;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry;

•	our ability to continue to implement and maintain adequate Environmental, Social and Governance (“ESG”) practices, policies, programs, goals and targets;

•	our ability to continue as a going concern; and

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

The principal risk factors, as more particularly described in this “Item 3. Key Information—D. Risk Factors” below, include, but are not limited to, the following:

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

•	our use of available funds, and the banks in which such funds are held;

•	capital expenditures and other costs, such as increased fuel prices, necessary to operate and maintain our fleet;

•	our dependence on a limited number of customers for a large part of our revenue;

•	technological developments which affect global trade flows and supply chains may affect our business and results of operations;

•	our dependence on our charterers and other counterparties fulfilling their obligations;

•	our ability to attract and retain key management personnel and potentially manage growth and improve our operations and financial systems and staff;

•	delays or defaults by the shipyards in the construction of newbuildings, or defaults in constructions; or delays cancellations or non-completion of deliveries of purchased vessels;

•	our ability to successfully and profitably employ our vessels;

•	conflicts of interest which may arise from our officers’ and directors’ association with the Seanergy;

•	labor interruptions, including failure of industry groups to renew industry-wide collective bargaining agreements;

•	the aging of our fleet and vessel replacement;

•	our vessels becoming unavailable or going off-hire;

•	potential increased premium payments from protection and indemnity associations;

•	technological innovation and quality and efficiency requirements from our customers;

•	fluctuations in foreign currency exchange and interest rates, including volatility of SOFR and potential changes of the use of SOFR as a benchmark;

•	effects of worldwide inflationary pressures;

•	our dependence on the ability of our subsidiaries to distribute funds to us;

•	our ability to compete for charters;

•	our dependence on Seanergy and its wholly-owned management subsidiaries to partly operate our business;

•	fraud, fraudulent, and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;

•	arrest or requisition of our vessels;

•	potential cyber-attacks;

Risks Relating to Our Common Shares

•	effects of U.S. federal tax on us and our shareholders;

•	volatility in the price of our common shares, the continuation of a liquid trading market, and dilution of shareholders;

•	the superior voting rights of our Series B Preferred Shares and any conflict of interest of the holder of such shares;

•	the effect of anti-takeover provisions of our organization documents;

•	our ability to pay dividends;

•	delisting of our common shares from the Nasdaq Capital Market;

•	compliance with economic substance requirements;

•	our ability to access the credit and capital markets at the times and in the amounts needed on acceptable terms;

•	other factors that may affect our financial condition, liquidity, results of operations, and ability to pay dividends; and

Other Risk Factors

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Industry

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue, and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

The volatility in the dry bulk charter market, from which we derive part substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the following years volatility was also apparent, albeit less extreme. In 2025, the BDI ranged from a low of 715 on January 30, 2025 to a high of 2,845 on December 3, 2025. The BDI was 2,066 as of April 2, 2026, due to its volatile nature, there can be no assurance of the future performance of the BDI.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have imposed sanctions against Russia and certain disputed regions of Ukraine including, among others, prohibitions and restrictions on selling or importing goods, services, or technology in or from affected regions, travel bans, and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU, and other countries could impose wider sanctions and take other actions. The war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects so far remain unclear. More recently, the war between Israel and Hamas and the war between the U.S. and Israel and Iran, have resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea and the Gulf of Aden and the potentially prolonged disruption of shipping through the Strait of Hormuz and entry into the Persian Gulf, thus creating uncertainty and risks to shipping operations in the region. Such circumstances have had and could in the future result in adverse consequences from time to time for dry bulk shipping, including, among other developments, such as:

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

•
general domestic and international political conditions or events, including trade wars, retaliatory economic measures, acts of hostility or potential, threatened, or ongoing war, including the war between Russia and Ukraine (and related sanctions), the war between Israel and Hamas, the Houthi attacks on merchant vessels in the region of the Red Sea, the war between the U.S. and Israel and Iran, China and Taiwan disputes, the tensions between the U.S. and China, the tensions between the U.S. and Panama, current instability in Venezuela and potential tensions between the U.S. and Greenland, Denmark, the European Union, or Venezuela;

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

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. In previous years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2030, was approximately 12.6% of the existing world dry bulk fleet as of the end of March 2026, according to Clarkson Research Services Limited, or Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including delays in new vessels’ deliveries;
•	the number of shipyards and their ability to deliver vessels;
•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;
•	scrapping and recycling rate of older vessels;
•	vessel casualties;
•	the price of steel and vessel equipment;
•	product imbalances (affecting the level of trading activity) and developments in international trade;
•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire;
•	vessels’ average speed;
•	technological advances in vessel design and capacity;
•	availability of financing for new vessels and shipping activity;
•	the imposition of sanctions, tariffs, import and export restrictions, nationalizations, trade barriers or embargos;
•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	port or canal congestion;
•	changes in interest or inflation rates;
•
changes in market conditions, including general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war including, the war between Russia and Ukraine (and related sanctions), the Houthi attacks on merchant vessels in the region of the Red Sea and the Gulf of Aden, the war between the U.S. and Israel and Iran, China and Taiwan disputes, the tensions between the U.S. and China, the tensions between the U.S. and Panama, current instability in Venezuela and potential tensions between the U.S. and Greenland, Denmark, the European Union, or Venezuela; and

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises.

In addition to the prevailing and anticipated charter rates, factors that affect the rates of newbuilding, scrapping and laying-up include, newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing, and degree of changes in industry conditions.

If dry bulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Outbreaks of epidemic and pandemic diseases, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.

Global public health threats, such as the COVID-19 outbreak, influenza, and other highly communicable diseases or viruses, outbreaks, which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers.

For example, the outbreak of COVID-19 caused severe global disruptions with governments in affected countries imposing travel bans, quarantines and other emergency public health measures. Restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, such as travel restrictions and temporarily closing business, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on or disembark from ports located in regions affected by the outbreak. The COVID-19 pandemic also, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuildings, drydockings and vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards. Other future disease outbreaks or COVID-19 variants may cause us to experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

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

We are currently entirely dependent on index-linked charters, while in the past a smaller part of our fleet was employed on a spot voyage basis. Any decrease in spot freight charter rates or indices in the future may adversely affect our earnings.

As of the date of this report, all our vessels are employed under time charters which have a charter hire calculated at an index-linked rate based on the Baltic Capesize Index, or BCI, and the Baltic Panamax Index, or BPI, respectively. Although none of our vessels are currently operating in the spot market on a voyage basis, we may operate any other vessels we may acquire on a spot voyage basis, or on index-linked or fixed rate time charters.

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

Historically, spot charter rates and dry bulk charter indices have been volatile as a result of the many conditions and factors that can affect the price of, supply of and demand for dry bulk capacity. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, fixing profitable spot voyages and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates declined below the operating cost of vessels. If future spot charter rates or the relevant index rates decline, we may be unable to operate our vessels trading in the spot market or our BCI-linked charters or our BPI-linked charters profitably or meet our other obligations, including payments on indebtedness.

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

The world economy continues to face a number of challenges, including the wars between Ukraine and Russia and Israel and Hamas; political, economic, and social instability in Venezuela and the U.S. actions thereto—including vessel seizures and military and political intervention; war between the U.S. and Israel and Iran; tensions in and around the Red Sea and Russia and North Atlantic Treaty Organization (“NATO”) country tensions; China and Taiwan disputes; United States and China trade relations; tensions between the U.S. and Panama; hostilities between the United States and North Korea, Venezuela, Greenland and Denmark; other political unrest and conflict in the Middle East, the South China Sea region and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world; war (or threatened war) or international hostilities; epidemics or pandemics; and banking crises or failures. See also “—Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto could adversely affect our business, results of operations, or financial condition.”

In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. In addition, increased threats to shipping in the Persian Gulf region were reported following the outbreak of war between the U.S. and Israel and Iran. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union (“EU”) member countries, including Greece, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the U.S. and other parts of the world. The withdrawal of the UK from the EU (“Brexit”) and the U.S. implementation of tariffs and related countermeasures taken by impacted foreign countries further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, cash flows, and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate recovered from 3.0% in 2022 to 5.2% in 2023, but the economy continued to be weighed down by the ongoing crisis in the property market. For the year ended December 31, 2025, China’s GDP growth rate declined slightly to approximately 4.8%. Looking ahead, China’s economic growth is expected to continue to moderate, with forecasts projecting a GDP growth rate of around 4.5% for 2026. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, results of operations, cash flows, and financial condition. See also “—Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.”

Credit markets in the U.S. and Europe have in the past experienced significant contraction, deleveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business, results of operations or impair our ability to borrow under our current financial arrangements or future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. While recent developments in the global credit markets have been supportive of borrowing and refinancing, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

Governments have and may continue to turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures still remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition. See also “—Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.”

Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

In 2025, the United States Trade Representative (the “USTR”) put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets including Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee relevant to our vessels generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

The actual implementation of this action remains uncertain. Specifics, such as applicability to sale and leaseback agreements (“SLBs”) with Chinese leasing financiers, have not been clarified. In an SLB, the lessor is the registered owner of the vessel, while the bareboat charterer remains the disponent owner responsible for the operation of the vessel. It is currently unclear whether the vessels would be subject to fees on Chinese owners due to the SLB arrangements.

None of the vessels we operate were constructed in China. However, we have entered into and may further enter in the future into SLB transactions with Chinese financial institutions. Additionally, we may in the future enter into contracts for newbuilding vessels or acquire secondhand vessels constructed in China.

In response to the USTR action, on October 10, 2025, China announced retaliatory port fees, effective October 14, 2025, applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. There is significant uncertainty as to the scope of applicability of these new port fees and how they will be implemented. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, scheduled for November 10, 2026.

Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase.

Even though port fees are typically borne by the charterer, if port fees are assessed due to our or the lessor’s ownership or the place of construction of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Political instability, terrorist attacks or other attacks, war, and international hostilities could affect our business, results of operations, cash flows and financial condition.

We conduct most of our operations outside of the United States and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and governmental conditions in the countries and regions where our vessels or vessels we may acquire are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political uncertainty and armed conflicts, including the wars between Ukraine and Russia, between Israel and Hamas, between Israel and the U.S. and Iran, between Russia and NATO, China and Taiwan disputes, U.S. and China trade relations, hostilities between the U.S. and North Korea, Greenland, Denmark or Venezuela, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit, or another withdrawal from the EU, terrorist or other attacks (or threats thereof) around the world and war (or threatened war) or international hostilities. Such events may contribute to further economic instability in the global financial markets and international commerce and could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The U.S. and the United Kingdom, among other countries, as well as the EU, have implemented unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas, and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operations, and cash flows. Moreover, we will be subject to additional insurance premia in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

Further, the ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operations, and cash flows.

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and was replaced by Venezuela’s vice president, Delcy Rodríguez. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela’s oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government and oil industry is unclear. These circumstances have led to increased uncertainties, the effects of which on our operations and financial conditions are difficult if not impossible to predict.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host U.S. and U.K. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz and at the Persian Gulf may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid such passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the dry bulk industry, a prolonged war may have significant impacts on global economic activity and consequently on the sector.

Past terrorist attacks and the ongoing threat of future incidents worldwide continue to instigate uncertainty in the global financial markets, potentially affecting our business, operating outcomes and financial condition. Acts of terror perpetrated by Houthi rebels in the Red Sea region further heighten concerns about the impact on maritime transportation along key routes, such as the Red Sea route, affecting our shipping operations. The missile attacks by the Houthi regime in the Red Sea area have led to the diversion of a large part of the world fleet away from the Red Sea, increasing the ton-mile demand for most shipping sectors, including dry bulk, and resulting in higher freight rates. Rerouting away from the most convenient route for connecting East trade to the West and vice versa may, however, lead to increased operational costs and higher revenues. In case our vessels trade or transit via the Red Sea, we may incur increased insurance costs. While much uncertainty remains regarding the global impact of the wars in the Middle East, it is possible that such tensions could result in the eruption of further hostilities in other regions, including in and around the Red Sea, and could adversely affect our business, financial condition, results of operations and cash flows.

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

In the past, other political conflicts have also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea. Outbreaks of conflict in and around the Red Sea have also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows, financial position, and our ability to pay cash distributions to our shareholders.

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
•
business interruptions caused by mechanical failure, grounding, fire, explosions and collisions, human error, war, political action in various countries, labor strikes, epidemics or pandemics, adverse weather conditions and other circumstances or events.

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

The cost of fuel is a significant factor in negotiating voyage freight rates, although we generally do not directly bear the cost of fuel for vessels operating on time charters. As a result, an increase in the price of fuel may adversely affect our profitability if freight rates fail to rise to the extent required to cover a rise in the cost of fuel. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries, and other oil and gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations. While fuel prices remained generally lower in the last couple of years, they increased significantly during the first quarter of 2026, primarily as a result of heightened geopolitical tensions and armed conflicts in the Middle East, which disrupted energy markets and increased volatility. Fuel has and may become much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of tariffs and trade restrictions, geopolitical tensions in the Middle East, the imposition of sulfur oxide emissions limits in January 2020, and reductions of carbon emissions from January 2023 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

We operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. This seasonality should not affect our operating results if our vessels are employed on fixed rate period time charters, but because most of our vessels are employed (the vessels we may acquire may be employed) on index-linked charters (or occasionally in the spot voyage market), seasonality may increase the volatility of, and materially affect, our operating results and cash flows, as well as our ability to pay dividends, if any, in the future.

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels, down from the previous cap of 3.5%, which came into force on January 1, 2020. In April 2025, MEPC 83 approved in principle draft amendments to MARPOL Annex VI under the IMO net-zero framework, including a global fuel standard for ships and an emissions-pricing mechanism. However, the formal adoption of those amendments as legally binding measures was deferred after the IMO agreed in October 2025 to adjourn the relevant extraordinary session until October 2026. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses and could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

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

Furthermore, on January 1, 2024, the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS applies gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is on a company wide (rather than per ship) basis and the responsible “shipping company” is the entity identified under the applicable EU MRV / ETS framework, typically the shipowner or, where different, the ISM company having assumed responsibility for the operation of the ship. Where the entity responsible for EU-ETS compliance is not the registered owner, the applicable documentation, including mandate arrangements where required, must be provided in accordance with the EU regulatory framework. The EU ETS applies to 100% of emissions from intra-EU maritime voyages, 100% of emissions generated by ships at berth in EU ports and 50% of emissions from voyages into or out of the EU where the other port is outside the EU. Furthermore, the EU ETS Directive 2023/959 makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances were allocated specifically to the maritime sector. Where there is a lack of allowances, these need to be purchased on the market, which can be costly. To prepare for and manage the administrative aspects of EU ETS compliance, we have made significant investments in new systems, including personnel, data management, cost recovery mechanisms, revised service agreement terms, and transparent emissions reporting procedures. The cost of future compliance and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Additionally, on September 13, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank compliance surpluses and borrow limited  compliance balances from future years, subject to the applicable rules of the regulation. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

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

Tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development (the “OECD”) published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. In 2024, these guidelines were declared effective and must now be or have been enacted by those OECD member countries. In certain jurisdictions, qualifying international shipping income is generally excluded from many aspects of this framework, provided that the applicable exemption requirements are satisfied, although the interpretation and application of these rules remain subject to evolving administrative guidance and regulatory developments. Presently, it is difficult to assess if and to what extent such changes will impact our tax burden. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. As far as the environmental aspect is concerned, since 2018 we have commenced implementing technical and operational measures aiming to improve the energy efficiency of our vessels and in extension reduce the CO2 emissions of the fleet. During 2023 the attained Energy Efficiency Existing Ship Index (EEXI) for all our vessels have been calculated in accordance with regulation 23 of MARPOL Annex VI and the 2021 Guidelines on the method of calculation of the attained EEXI then in effect (resolution MEPC.333(76)) (EEXI Calculation Guidelines). All EEXI technical files containing the necessary information have been prepared in cooperation with the vessels’ recognized organizations, for which the on-board survey application is in progress. In addition, we have completed various biofuel trials in cooperation with leading charterers and operators. Moreover, we have installed ballast water treatment systems, Energy Saving Devices, including artificial intelligence assisted remote performance monitoring systems, applied Existing Vessel Design Index, or EVDI, upgrades, very low friction silicon hull paints and hydrodynamic performance improving technologies, which constitute examples of the environmental practices we have adopted and aim to continue adopting on most of our vessels. We participate in various environmental initiatives in our industry and technical committees promoting various ESG matters. We have also secured and entered into two sustainability-linked financings for five of our vessels. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet the industry’s or society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules would have imposed requirements on companies, including foreign private issuers, to disclose climate-related risks and certain emissions.  These rules were challenged in federal courts before they became effective and ultimately the SEC withdrew them in June 2025.  If the SEC were to again adopt climate disclosure rules, or reimpose the rules it previously adopted in 2024, the costs of compliance could be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

During the year ended December 31, 2025, none of our vessels called on ports located in countries subject at that time to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers’ instructions, subject to any applicable insurance arrangements and prior approvals, if required. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we monitor and review the movement of our vessels on a daily basis.

We endeavor to provide that all or most of our future charter agreements include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have entered into or have any plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, North Korea, Cuba or any entities controlled by the governments of these countries.

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

Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Compliance with this regulation is achieved by (i) using 0.5% sulfur fuels on board, which are available at a higher cost; (ii) installing “scrubbers” for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not yet be an economically viable option due to the lack of supply network and high costs involved in this process. Our vessels comply by burning low sulfur fuel (0.5% or 0.1%). We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for vessels we may acquire that will not be equipped with scrubbers. However, due to the fact that the Mediterranean Sea became a 0.1% sulfur emission control area on May 1, 2025, we may consider installing scrubbers in some of our vessels, if such investment is deemed beneficial. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Item 4. “Information on the Company—B. Business Overview—Environmental and Other Regulations—International Maritime Organization.”

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard. For all vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 must comply with the D-2 standards. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 28, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with United States Coast Guard (“USCG”) regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025. All of our vessels are equipped with Ballast Water Treatment Systems ensuring compliance with the updated guidelines. Nevertheless, we might incur compliance costs for any vessels we might acquire in the future, which might have a substantial effect on our profitability. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the USCG develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community. Pursuant to the VIDA, the EPA was required to develop new national discharge standards for vessels within two years, and the USCG was required to develop regulations and best management practices to implement and enforce those standards within two years of EPA-issued standards. VIDA also specifies that the provisions of the 2013 VGP will continue to apply until EPA and the USCG publish their final regulations, regardless of how long that takes, and that the permit cannot be modified during that time.

On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until late 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. This rule changes may have financial impact on our vessels and may result in vessels being banned from calling in the U.S. in case compliance issues arise.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. Additionally, if piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or if our vessels are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels could have a material adverse impact on our business, financial condition and results of operations.

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

Risks Relating to Our Company

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger breaches of certain financial covenants under our current or future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

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

The market value of dry bulk vessels has historically exhibited great volatility. For example, from 2010 until today, the standard 182,000 dwt Capesize yard resale prices have fluctuated from $35.0 million in March 2016 to $80.5 million in March 2026. Very similar trends have also been witnessed in the Kamsarmax and Panamax sectors.

The fair market value of our vessels is dependent on other factors as well, including:

•	prevailing levels of charter rates;
•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;
•	competition from other shipping companies;
•	types, sizes, and age of vessels;
•	sophistication and condition of the vessels;
•	advances in vessel efficiency, such as the introduction of autonomous vessels;
•	where the vessel was built, as-built specifications, and subsequent modifications and improvements;
•	lifetime maintenance record;
•	supply and demand for vessels;
•	number of newbuilding deliveries;
•	number of vessels scrapped or otherwise removed from the world fleet;
•	the scrap value of vessels;
•	cost of secondhand tonnage;
•	cost of newbuilding vessels;
•	cost of secondhand vessel acquisitions;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	decreased costs and increases in use of other modes of transportation;
•	whether the vessel is equipped with scrubbers;
•	global economic or pandemic-related crises;
•	governmental and other regulations, including environmental regulations;
•	ability of buyers to access financing and capital;
•	technological advances; and
•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels age, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain covenants in our current or future loan agreements and other financing agreements we may enter into, and our lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with such covenants, or foreclose their liens. If any of our future loan agreements and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into more loan agreements and other financing agreements in connection with our vessels or future vessel acquisitions. For mor information regarding our current loan facilities and other financing agreements, please see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Loan Arrangements.”

 In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings.

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

Newbuilding projects are subject to risks that could cause delays and/or additional and/or unforeseen expenses

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

We may be unable to obtain financing for vessels we may acquire in the future.

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

As of December 31, 2025, we had $65.9 million in debt outstanding across our loan facilities, sale and leaseback transactions and financial leases. We may also incur further indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences for us, including the following:

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

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory, and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If the value of our vessels does not sufficiently serve as security for our lenders, or if our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments, or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future. For more information regarding our current loan agreements and other financing arrangements, please see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Loan Arrangements.”

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

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of dry bulk vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels comprising our fleet. The loss of any of our vessels could have a material adverse effect on our business, results of operations, and financial condition.

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

For more information regarding our current loan facilities and other financing arrangements, please see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Loan Arrangements.”

Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect our profitability, earnings, and cash flow.

An increase in the Secured Overnight Financing Rate (“SOFR”) would affect the amount of interest payable under our existing loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to other alternative reference rates in the future could have a material adverse effect on us.

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

The current vessels in our fleet are all secondhand vessels. Our inspection of these vessels or other secondhand vessels we may acquire prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.

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

In addition, charterers actively discriminate against hiring older vessels. Rightship, the dry bulk ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Rightship has lowered its vessel inspection age trigger for a dry cargo inspection, after which an annual acceptable Rightship inspection will be required, for vessels over 8,000 dwt from 14 to 10 years with a phased rollout through 1 January 2027. Rightship may downgrade any vessel that does have an acceptable Rightship inspection as per the rollout schedule, to Safety Score 2, which significantly decreases its chances of entering into a charter. Two, three and one dry bulk vessels in our fleet have five, four and three-star risk ratings from Rightship, respectively.

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

Inflation could have an adverse impact on our business and operating results and subsequently on our financial condition both directly through the increase in operating costs, including crew costs and materials necessary for the operation of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide economies have in the recent past experienced inflationary pressures, with price increases seen across many sectors globally. In response to the inflationary pressures in recent years, central banks made steep increases in interest rates, which resulted in increases to the interest rates available to us for the financing of our operations and investment activity. Although central banks have started decreasing interest rates, future monetary policies cannot be guaranteed. If central banks need to increase interest rates again or interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on both existing loans on floating rate and new debt financings or refinancings we may pursue could adversely affect our cash flows and our ability to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures. Furthermore, if inflationary pressures intensify, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition. There is uncertainty regarding inflation due to the likely shift in policy following numerous elections around the world. Trade tariffs announced by President Trump and retaliatory tariffs and countermeasures from affected countries could trigger economic uncertainty but the impact on inflation is unclear.

Whether the present inflationary pressures will transition to a long-term inflationary environment and the effect of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain.

The failure of our current or future counterparties to meet their obligations under our current or future contracts, including any charter agreements, could cause us to suffer losses or otherwise adversely affect our business.

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

Crew-related expenses are expected to remain a significant component of our cost base. The continued expansion of the global shipping fleet has intensified competition for highly skilled and qualified seafarers, resulting in upward pressure on crewing costs.

In addition, logistical expenses have increased considerably, particularly due to the high percentage of Ukrainian seafarers within our workforce. Given the current constraints, we are unable to utilize local facilities in Ukraine for medical examinations and training, necessitating alternative arrangements which further elevate costs.

Should market conditions limit our ability to adjust chartering rates accordingly, these rising costs may have an adverse impact on overall profitability.

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

We maintain cash with a limited number of financial institutions, which may subject us to credit risk.

We maintain all of our cash with a limited number of financial institutions mostly located in Europe.

Generally, only a portion of these cash balances are covered by insurance in the event of default by a financial institution. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. In the event of such a default of a financial institution, we may lose part or all of our cash that we hold deposited with such financial institution.

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

We operate in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other independent and stated-owned dry bulk vessel owners, some of whom may have substantially greater resources than we do. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition, and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

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

We operate throughout the world, including in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

Pursuant to the management agreements, we are paying to Seanergy Shipmanagement a fixed technical management fee of $14,000 per month for the M/Vs Synthesea, Nisea, Chrisea, Cretansea and, as of February 2026 Dukeship, and to Seanergy a fixed administration fee of $325 per vessel per day. We pay our third-party technical managers a fixed management fee of $11,500 per month for the M/V Exelixsea. We are also paying to Seanergy Management a fee equal to 0.75% of the gross freight, demurrage, and charter hire collected from the employment of our vessels and a fee equal to 1% of the contract price of vessels bought, sold or bareboat chartered on our behalf (not including any vessels bought, sold or bareboat chartered from or to Seanergy). These management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, and crewing costs, for which we will reimburse the technical managers. In addition, we have entered into a commercial management agreement with Fidelity, an independent third party, pursuant to which Fidelity provides commercial management services for the vessels in our fleet. For such services, we are paying to Fidelity (i) a monthly fee of $5,000 and (ii) commission fees equal to 0.5% of the collected gross hire, freight and demurrage which may be increased to 1.25% in cases when there is no other ship brokerage firm involved in the negotiations, charterparty drafting and final agreement regarding the employment of our vessels. Under such agreement, we reimburse Fidelity for all reasonable running and out-of-pocket expenses. These management fees, excluding the commission fees on the gross freight, demurrage and charter hire, are to some extent payable whether or not our vessels are employed and in any case regardless of our profitability, and we have no ability to require the Managers or our third-party managers to reduce these management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition, and results of operations.

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

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2025 taxable year, and we do not expect to become a PFIC in 2026 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position, including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Item 10. Additional Information—E. Taxation–United States Federal Income Tax Consequences—United States Federal Income Taxation of U.S. Holders–Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We believe that we qualify for exemption from the 4% tax under Section 883 of the Code for our 2025 taxable year and intend to take this position on our tax return. However, there are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2026 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our common shares were, in combination with each other, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Exemption of Operating Income from United States Federal Income Taxation.”

Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2026 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our share price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the Commission to report beneficial ownership interests in companies, effective on March 18, 2026. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from certain provisions of the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company, and will continue to be available to us even if we no longer qualify as an emerging growth company, but remain a foreign private issuer. These factors could make our common shares less attractive to some investors or otherwise harm our share price.

On June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. This marks the first comprehensive review of the FPI regulatory framework since 2008 and signals a potential material shift in the FPI regulatory framework. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good or required governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq’s corporate governance rules, we refer you to “Item 16G. Corporate Governance” in this annual report. To the extent we rely on these or other exemptions our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

Our vessels and other vessels we may acquire may be chartered to Chinese customers and, from time to time on our charterers’ instructions, our vessels and other vessels we may acquire may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels and other vessels we may acquire if chartered to Chinese customers as well as our vessels and other vessels we may acquire calling to Chinese ports and could have a material adverse impact on our business, financial conditions, and results of operations.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations, and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, which relate to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers and employees, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

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

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Despite our cybersecurity measures, a successful cyber-attack, including as a result of spam, targeted phishing-type emails, and ransomware attacks, or other breaches of or significant interruption or failure of our information technology systems, could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. The evolution of artificial intelligence capabilities may lead to new or more effective cyber-attack methods, including fraud, phishing or information theft enabled by “deep-fake” technology using generative artificial intelligence tools. Any such attack or other breach of or significant interruption or failure of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect or disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.

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

In July 2023, the Commission adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclosure could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

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

The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the implementing act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Republic of Liberia and the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

On December 31, 2025, the closing price of our common shares on the Nasdaq Capital Market was $1.70 per share, as compared to $2.13, which was the closing price on April 2, 2026. In addition, there has from time to time in the past been significant volatility in our trading volumes on the Nasdaq Capital Market and volatility in our intra-day common share price. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

The stock markets in general, and the markets for dry bulk shipping and shipping stocks in particular, have experienced extreme price and volume volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common shares.

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

In addition, as of April 2, 2026, we may be obliged to issue up to 6,962,770 additional common shares pursuant to the terms of our outstanding Class A Warrants at an exercise price of $2.25 per common share, subject to adjustment pursuant to the terms of such warrants.

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

The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters and the interests of the holder of such shares could conflict with the interests of common shareholders

While our common shares have one vote per share, each of our 40,000 Series B preferred shares (“Series B Preferred Shares”) presently outstanding has 25,000 votes per share; however, the voting power of the Series B Preferred Shares is limited such that no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B Preferred Shares, however, have no dividend, distribution, redemption or conversion rights, other than the right upon dissolution to receive a payment equal to $0.0001 per share, and may not be transferred without approval of our board of directors.

As of the date of this annual report, our Chairman and Chief Executive Officer, Mr. Stamatios Tsantanis, holds all of the issued and outstanding Series B Preferred Shares, and can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer has substantial influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.

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

In addition, our amended and restated shareholders’ rights agreements makes it more difficult for a third party to acquire us without the support of our board of directors. See “Description of Securities” filed as Exhibit 2.4 hereto for a description of our amended and restated shareholders rights agreement. These anti-takeover provisions, along with provisions of our amended and restated shareholders’ rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In 2019, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, it was removed from the list of non-cooperative jurisdictions later in 2019. In February 2023, the Republic of the Marshall Islands (among others) was again placed by the EU on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirement and was subsequently removed from such list in October 2023. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, increased monitoring and audits, withholding taxes and non-deductibility of costs. Although we are not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not know (i) if the EU will once again add the Republic of the Marshall Islands to the list of non-cooperative jurisdictions, or add Liberia to the list, (ii) what actions any such jurisdiction may take, if any, to remove itself from such list if it should be placed back on the list of non-cooperative jurisdictions, (iii) how quickly the EU would react to any changes in legislation of the relevant jurisdictions, or (iv) how EU banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries during a period if the jurisdictions are placed on the list of non-cooperative jurisdictions. The effect of the EU list of non-cooperative jurisdictions, and any non-compliance by us with any legislation or regulations adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Overview

United Maritime Corporation is an international shipping company currently specializing in worldwide seaborne transportation services. We currently operate a fleet of six dry bulk vessels, comprising three Panamax, one Capesize and two Kamsarmax vessels (including one vessel that we have contracted to sell, as described below) with an aggregate cargo-carrying capacity of approximately 577,750 dwt and an age of approximately 13.7 years. In January 2026, we entered into an agreement with an unaffiliated third party for the sale of one of our Kamsarmax vessels, M/V Cretansea, which is scheduled to be delivered to its new owners by May 25, 2026. In February 2026, we took delivery of a Capesize vessel, the M/V Dukeship, which we intend to acquire through an 18-month bareboat charter agreement with Seanergy, a related party. In March 2026, we agreed to main terms with Seanergy for the acquisition of M/V Squireship, a 2010-built Capesize dry bulk vessel, which is expected to be delivered to us by mid-June 2026. Upon the completion of the aforementioned vessel sale and acquisitions, our operating fleet will consist of six dry bulk vessels, with an aggregate cargo carrying capacity of 666,260 dwt.

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

We were incorporated by Seanergy to serve as the holding company of the United Maritime Predecessor upon effectiveness of the spin-off (the “Spin-Off”). Pursuant to the Spin-Off, Seanergy contributed the United Maritime Predecessor to us and $5.0 million in working capital in exchange for the distribution of all of our then-issued and outstanding common shares to Seanergy’s shareholders, 40,000 of our Series B Preferred Shares, par value $0.0001 to the holder of all Seanergy’s issued and outstanding Series B preferred shares, and 5,000 of our 6.5% Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) to Seanergy.  In July 2022, we issued an additional 5,000 Series C Preferred Shares to Seanergy in exchange for $5.0 million, and in November 2022, we fully redeemed all outstanding 10,000 Series C Preferred Shares at a price equal to 105% of the original issue price for an aggregate amount of $10.6 million, including all accrued and unpaid dividends up to the redemption date.

While our common shares hold one vote per share, the Series B Preferred Shares hold 25,000 votes per share, subject to the limitation that no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Shares that would result in the total number of votes such holder is entitled to vote on any matter submitted to a vote of shareholders to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B Preferred Shares have no substantial economic rights but entitle our Chairman and Chief Executive Officer, as the sole holder of all of the issued and outstanding Series B Preferred Shares, to exercise voting power equal to 49.99% of the total number of votes entitled to vote on any matter submitted to a vote of our shareholders.

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

History and Development

Business Development and Capital Expenditures and Divestitures

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

On July 20, 2022, we completed an underwritten public offering of 8,000,000 units at a public offering price of $3.25 consisting of (i) one common share (or one pre-funded warrant in lieu of one common share) and (ii) one Class A warrant to purchase one common share at an exercise price of $3.25. The gross proceeds of the offering were approximately $26.0 million. All the 1,200,000 pre-funded warrants issued in connection with the offering were exercised by the end of July 2022. As of December 31, 2025, 6,962,770 Class A warrants were outstanding expiring on July 20, 2027.

In August and September 2022, our board of directors authorized two buyback plans of $6.0 million in total pursuant to which 3,289,791 of our common shares were repurchased at an average price of $1.81 per share. In October 2022, our board of directors authorized a third share repurchase plan, pursuant to which we may repurchase up to an additional $3.0 million of our outstanding common shares in the open market. As extended, this plan is set to expire on December 31, 2026. During the year ended December 31 2025, we repurchased an aggregate of 120,622 of our outstanding common shares under the share repurchase plan at an average price of approximately $1.68 per share for a total of approximately $0.2 million inclusive of commissions and fees, and during the period from January 1, 2026 through the date of this annual report, we repurchased an additional 9,506 of our outstanding common shares at an average price of approximately $1.74 per share, for a total of approximately $16,600. As of April 2, 2026, approximately $1.6 million remains available for repurchase under our share repurchase plan.

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

On November 29, 2022, we announced that our board of directors declared a special cash dividend of $1.00 per common share in connection with the profitable sales of the M/T Bluesea and M/T Parosea. The dividend was paid on January 10, 2023. Pursuant to the provisions of the Class A warrants, the exercise price of the warrants was adjusted from $3.25, by the dividend amount, to $2.25 per common share effective January 11, 2023.

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

On August 9, 2023, we sold the M/T Epanastasea to an unaffiliated third party for a gross sale price of $37.5 million. As part of the sale of the M/T Epanastasea and the acquisition of the M/V Exelixsea, we replaced the collateral under the respective tranche previously secured by the M/T Epanastasea in the August 2022 EnTrust Facility. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Loan Arrangements —August 2022 EnTrust Facility”.

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

On November 15, 2023, we entered into three separate and identical $10.0 million sale and leaseback agreements for the M/Vs Gloriuship, Goodship and Tradership with affiliates of Huarong Chinese lessor, for the purpose of refinancing the outstanding indebtedness of the respective vessels under the August 2022 EnTrust Facility. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Sale and Leaseback Transactions—Huarong Sale and Leaseback”.

On February 22, 2024, we entered into a $13.8 million sale and leaseback agreement with an unaffiliated third party in order to refinance the August 2022 EnTrust Facility secured by the M/V Exelixsea. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Sale and Leaseback Transactions—Village Seven Sale and Leaseback”.

On March 6, 2024, we entered into a bareboat charter agreement with an unaffiliated third party for an 82,235 dwt Kamsarmax dry bulk carrier built in 2016 in Japan, which was renamed M/V Nisea. The vessel was delivered to the Company on September 10, 2024, under an 18-month bareboat charter at a daily rate of $8,000, a downpayment of $7.5 million and a purchase option of $16.6 million at the end of the charter period. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, was approximately $28.4 million.

On March 27, 2024, the Compensation Committee approved the amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 260,000 common shares to the members of the Company’s board of directors and 75,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.635. On March 27, 2024, 67,000 shares vested, while 100,500 shares vested on September 27, 2024 and 167,500 shares vested on March 27, 2025.

On March 27, 2024, the August 2022 EnTrust Facility was refinanced with the Village Seven Sale and Leaseback. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Loan Arrangements —August 2022 EnTrust Facility.”

On July 19, 2024, we sold the M/V Oasea to an unaffiliated third party for a gross sale price of $20.2 million.

On July 31, 2024, we entered into shareholder and subscription agreements to acquire a minority stake in RGI Marine Holdings AS (“RGI”), a Norwegian-based company, which participates under a newbuilding contract in the construction of a technically and environmentally advanced Energy Construction Vessel (“ECV”). The ECV is intended to inspect, maintain, and repair offshore energy production infrastructure in both the oil and gas and renewables industries. We initially committed capital of up to €7.8 million, which was scheduled to be called in five separate installments over a period of 33 months, matching the different stages of the ECV’s building process. In October 2025, we provided a short-term (30-day) €2.1 million convertible loan facility to RGI with interest paid in shares. In November 2025 we decided to covert the loan into shares. The conversion was completed in March 2026. On November 21, 2025, we entered into an addendum to the subscription agreement with RGI, whereby United and the minority interest holders of RGI agreed to contribute to RGI an amount of approximately $0.1 million on a pro-rata basis. On February 6, 2026, RGI agreed to sell its entire equity interest in the ECV newbuilding project for approximately €15.5 million, with United expected to receive proceeds of about €13.0 million, realizing a cash profit of approximately €1.7 million from the sale. The buyer made a prepayment of Euro 1.0 million after signing the agreement which is secured by a first priority lien on 3% of the disposal shares.  The transaction is expected to close by May 31, 2026, subject to customary conditions, after which we will no longer retain an equity interest in this project.

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

On April 7, 2025, the Compensation Committee approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 275,000 common shares to the members of the Company’s board of directors and 85,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $1.20. 79,500 shares vested on April 7, 2025, 113,000 shares vested on October 7, 2025 and 167,500 shares  vested on April 7, 2026.

On June 10, 2025, we sold the M/V Gloriuship to an unaffiliated third party for an aggregate net sale price of $14.9 million. In connection with this sale, we exercised the vessel’s purchase option under the Huarong Sale and Leaseback agreement for a price of $7.6 million.

On August 15, 2025, we sold the M/V Tradership to an unaffiliated third party for an aggregate net sale price of $17.6 million. In connection with this sale, we exercised the vessel’s purchase option under the Huarong Sale and Leaseback agreement, for a price of $7.2 million.

On September 16, 2025, we sold the M/V Goodship to an unaffiliated third party for an aggregate net sale price of $15.4 million. In connection with this sale, we exercised the vessel’s purchase option under the Huarong Sale and Leaseback agreement for a price of $7.1 million.

On November 4, 2025, we made a $0.3 million pre-seed investment in a technology platform developing AI-driven software for the ship management industry. The investment aims to support workflow automation and operational efficiency through enhanced vessel–shore communication and data-driven decision-making.

On January 27, 2026, we entered into a definitive agreement with an unaffiliated third party for the sale of our 81,508 dwt Kamsarmax vessel, the 2009-built M/V Cretansea. The vessel is expected to be delivered to its new owners by May 25, 2026. The aggregate net sale price of $14.7 million is expected to generate net cash proceeds of approximately $6.0 million after repayment of the associated debt.

On February 12, 2026, we took delivery of a 2010-built Japanese Capesize dry-bulk vessel of 181,453 dwt, M/V Dukeship, through an 18-month bareboat charter agreement with Seanergy. Pursuant to the terms of the bareboat charter we have advanced a down payment of $5.5 million. The bareboat charter includes a daily charter rate of $9,450 over the charter period and a purchase obligation of $22.1 million at the end of the bareboat charter.

On February 26, 2026, RGI declared and paid a dividend of Euro 0.9 million to all of its shareholders.

On March 9, 2026, the Compensation Committee approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 500,000 shares, and granted awards under the plan of an aggregate of 340,000 common shares to the members of the Company’s board of directors and 124,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.07. 115,000 shares vested on the date of the issuance, March 9, 2026, 154,000 shares will vest on September 9, 2026, 117,000 shares will vest on April 9, 2027 and 78,000 shares will vest on September 9, 2027.

On March 10, 2026, we declared a regular cash dividend of $0.10 per common share for the fourth quarter of 2025 payable on or about April 10, 2026, to all shareholders of record as of March 27, 2026. With respect to the three preceding fiscal years we have declared 12 consecutive regular cash quarterly dividends in an aggregate amount of $0.74 per common share.

On March 10, 2026, we exercised the purchase option and took delivery of the M/V Nisea, for a price of $16.6 million. The exercise of the purchase option was financed with proceeds from the Nisea Huarong Sale and Leaseback, as described herein. For more information, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources— Sale and Leasebacks —Nisea Huarong Sale and Leaseback”.

On March 11, 2026, we agreed to main terms with Seanergy, a related party of ours, for the acquisition of M/V Squireship, a 2010-built Capesize bulk carrier constructed in South Korea, for a purchase price of $29.5 million. A special committee of disinterested members of our board of directors negotiated the terms and approved the agreement. The vessel is expected to be delivered to us by mid-June 2026. The acquisition will be financed through a combination of debt financing and proceeds generated from recent asset monetization initiatives, including the proceeds to be received upon our sale of the M/V Cretansea and the divestment of our equity interest in an offshore energy construction vessel project.

B.	Business Overview

We are an international shipping company currently specializing in worldwide seaborne transportation services. We currently operate one Capesize dry bulk vessel, two Kamsarmax dry bulk vessels and three Panamax dry bulk vessels (including one that we have contracted to sell, as described below), with an aggregate cargo-carrying capacity of approximately 577,750 dwt and an age of approximately 13.7 years. In January 2026, we entered into an agreement with an unaffiliated third party for the sale of one of our Kamsarmax vessels, M/V Cretansea, which is scheduled to be delivered to its new owners by May 25, 2026. In March 2026, we agreed to main terms with Seanergy, a related party, for the acquisition of M/V Squireship, a 2010-built Capesize dry bulk vessel, which is expected to be delivered to us by mid-June 2026. Upon the completion of the aforementioned vessel sale and acquisition, our operating fleet will consist of six dry bulk vessels, with an aggregate cargo carrying capacity of 666,260 dwt.

Our Current Fleet

The following table lists the vessel in our fleet as of the date of this annual report:

Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment	Minimum Expiration	Maximum Expiration	Charterer
Dukeship(1)	2010	181,453	MI	Sasebo	T/C Index Linked(2)	01/2027	03/2027	Solebay
Nisea	2016	82,235	LIB	Oshima	T/C Index Linked(2)	08/2026	10/2026	MOL
Cretansea(3)	2009	81,508	MI	Universal	T/C Index Linked(2)	10/2026	02/2027	Glencore
Chrisea	2013	78,173	MI	Shin Kurushima	T/C Index Linked(2)	03/2027	07/2027	Cargill
Synthesea	2015	78,020	LIB	Sasebo	T/C Index Linked(2)	07/2026	10/2026	NYK
Exelixsea	2011	76,361	MI	Oshima	T/C Index Linked(2)	06/2026	09/2026	Enesel

Key to Flags: MI – Marshall Islands, LIB – Liberia

(1)
The vessel is technically and commercially operated by us on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase obligation at the end of the bareboat charter.

(2)
The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 month and the remaining period of the employment, based on the prevailing Capesize and Kamsarmax FFA rates for the selected period.

(3)	Vessel contracted to be sold, with expected to be delivered to her new owners by May 25, 2026.

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

Environmental, Social, Governance, or ESG, Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. From an environmental perspective, we have adopted advanced voyage optimization platforms and artificial intelligence-assisted remote performance monitoring systems to reduce fuel consumption and enhance operational efficiency. Across the fleet, we have installed Energy Saving Devices (ESDs), such as Variable Frequency Drives (VFDs), and implemented hydrodynamic improvements including Pre-Swirl Stators, Rudder Bulbs, and low-friction hull coatings. To further optimize hull performance, we are piloting high-efficiency silicone hull and propeller coatings supported by Computational Fluid Dynamics (CFD) simulations and hull roughness assessments. In parallel, we have conducted biofuel trials as part of our ongoing assessment of the technical and economic feasibility of alternative marine fuels. All vessels are equipped with Ballast Water Treatment Systems, in accordance with the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (BWM Convention). In addition, we have invested in vessels designed to comply with applicable IMO energy-efficiency requirements, including the EEDI framework for newbuildings, and we continue to assess and implement technical measures supporting compliance with related MARPOL Annex VI efficiency regulations. These initiatives demonstrate our ongoing commitment to investing in practical, performance-based solutions that support regulatory compliance and emissions reduction across our fleet. Additionally, we place strong emphasis on the wellbeing of our workforce through structured training programs and comprehensive health benefits.

Recognizing that nutrition is a key driver of morale and overall wellbeing onboard, United has developed an integrated food-welfare framework, which includes Agwa hydroponic systems for the production of fresh vegetables onboard, DENBA preservation technology to maintain food freshness and quality and Chef Patrick digital support program to enhance galley operations and crew nutrition. Collectively, these initiatives contribute to improve freshness, nutritional value, variety, and inclusivity in daily onboard life, reinforcing our commitment to crew welfare.

As we navigate a dynamic and evolving industry landscape, we remain committed to proactively managing both operational and ESG-related risks. By closely monitoring market developments and continuing to invest in sustainable and people-focused practices, we aim to ensure the long-term resilience and success of our business.

Management of Our Fleet

Master Management Agreement

We have entered into a master management agreement with Seanergy pursuant to which Seanergy (directly or through the Managers) provides us with or arranges on our behalf (through unrelated third parties) administrative, accounting, finance, commercial management, technical management, brokerage and certain other services. Administrative functions that are being performed by Seanergy include but are not limited to investor relations, back-office, reporting, legal and secretarial services. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The initial term of our master management agreement with Seanergy expired on December 31, 2024, and, pursuant to its terms, has since been automatically extended for successive 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

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

Technical Management

We have entered into technical management agreements with Seanergy Shipmanagement for the M/V Synthesea, M/V Chrisea, M/V Nisea, M/V Dukeship, and M/V Cretansea, as well as M/V Gloriuship and M/V Goodship (for which the technical management agreement was terminated upon each vessel’s sale). Seanergy Shipmanagement is responsible for arranging, inter alia, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. The technical management agreements with Seanergy Shipmanagement provide for a fixed monthly management fee of $14,000 per vessel. In 2025, we paid Seanergy Shipmanagement a fixed monthly management fee of $14,000 per vessel for the M/V Goodship, M/V Gloriuship, M/V Chrisea, M/V Nisea and M/V Cretansea. In relation to M/V Synthesea, we paid Seanergy Shipmanagement a fixed monthly fee of $14,000 beginning February 2025. Since December 31, 2025, M/V Synthesea, M/V Chrisea, M/V Nisea, M/V Cretansea, and M/V Dukeship as of February 12, 2026, are under technical management agreements with Seanergy Shipmanagement for a fixed management fee of $14,000 per month per vessel.

Furthermore, we appointed V.Ships as the technical managers of the M/Vs Tradership (until the vessel’s sale) and M/V Exelixsea. During 2025, V.Ships’ services were provided at a fixed monthly management fee of $10,000 per vessel.  Since January 1, 2026, we pay V.Ships fixed management fees of $11,500 for M/V Exelixsea.

With respect to crewing services, Global Seaways S.A. provide crew management services to the M/Vs Chrisea, Synthesea, Cretansea, Gloriuship (until the vessel’s sale) and Dukeship, since February 12, 2026, at a monthly rate of  between $95 to $120 per crew member. In addition, during 2025 and since January 1, 2026, we pay a monthly fee of $2,300 to V.Ships for the M/V Nisea, while V. Ships was providing crew management services for the M/V Goodship in 2025 and until the vessel’s sale, for a monthly fee of $2,300.

Our vessels or additional vessels that we may acquire in the future may be managed by the Managers or by other unaffiliated management companies, including Fidelity, V.Ships and Global Seaways. These third-party managers will be supervised by the Managers.

Employment of Our Fleet

As of the date of this annual report, all of our vessels are employed under time charters, with charter hire calculated at an index-linked rate based on the BCI and the BPI, respectively. A time charter is generally a contract to provide a ship for a predefined period to the charterer for an agreed daily rate, which can be fixed or index-linked. Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the time charter market ensure that there will be employment on the vessel for the defined period, while the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in rates. Spot charters also expose vessel owners to the risk of declining rates and rising fuel costs in case of voyage charters.

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

Vessel Prices

The prices of dry bulk vessels continued their increasing course that started in 2021 through the first half of 2022 benefiting from the increased ton-mile following Russia’s invasion in Ukraine, however this trend reversed in the second half of 2022 as a result of the decreased demand due to the fears of a recession in the global economy and extensive Covid-19 related lockdowns in China. In the first half of 2023, the prices of dry bulk vessels stabilized and gradually started to increase following China’s decision to rescind its zero-Covid policy and some signs of slowing inflation due to the coordinated action of central banks. However, in the second half, prices lost some momentum given the increased effective vessel supply and the slower than anticipated freight market recovery. Price declines were observed until the fourth quarter of 2023 when values rebounded once again on the back of stronger demand and soaring freight rates. In 2024, dry bulk vessel prices experienced a significant upswing due to resilient ton-mile demand and limited effective supply, even as part of this price rise retraced in the second half of the year. In 2025, during the first half of the year, values showed moderate recovery supported by improved commodity trade flows, particularly in iron ore and coal, alongside continued inefficiencies in vessel supply stemming from environmental regulations and slow steaming practices. However, this upward trend was intermittently challenged by geopolitical uncertainties affecting the maritime transportation, especially the imposition of tariffs and port fees between US and other countries. As the year progressed, second-hand prices remained relatively firm but lacked the strong momentum of previous years, as cautious sentiment among buyers and a gradual normalization of freight rates weighed on asset appreciation. In the first months of 2026, dry bulk vessel prices have risen appreciably higher than the price range established in 2024 and 2025. This has been underpinned by multiple factors, including the continued healthy balance between supply and demand, a low orderbook, fading macroeconomic uncertainty related to the effect of tariffs and a depreciating US dollar. Nevertheless, market participants remain vigilant of potential downside risks, including macroeconomic uncertainty, evolving trade patterns, and geopolitical developments that could impact commodity flows and overall shipping demand. In summary, even as high volatility in vessel prices is a regular feature of the dry bulk market it is worth mentioning that since 2021 prices have been on a rising long-term trend.

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

Customers

Our customers include regional and international companies. For the year ended December 31, 2023, five of our charterers accounted for 77% of our revenues. For the year ended December 31, 2024, three of our charterers accounted for 68% of our revenues. For the year ended December 31, 2025, five of our charterers accounted for 84% of our revenues.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG harbor master or equivalent), classification societies, flag state administrations (countries of registry), terminal operators and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

Air Emissions

The IMO’s Annex VI to MARPOL addresses air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessels are currently compliant in all material respects with these regulations.

MEPC’s amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Additional amendments to Annex VI, requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024. Additional amendments intended to prevent the supply of oil fuel not complying with SOLAS flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the ECAs include specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations began on May 1, 2025. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which entered into force on March 1, 2026. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The initial strategy identifies levels of ambition to reducing gas emissions. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026.

Amended Annex VI also established new tiers of stringent nitrogen oxide, or NOx, emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Effective March 1, 2026, Norwegian Sea and Canadian Artic NOx ECAs were established, requiring ships operating in these areas to also comply with Tier III NOx emission standards. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024. Additional amendments intended to prevent the supply of foil oil not complying with flashpoint requirements and adding new definitions regarding probability of ignition became effective January 1, 2026.

MARPOL mandates certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. MEPC 81 adopted amendments to the guidelines for the development of SEEMPs, including the methodology for collecting data. These amendments went into effect August 1, 2025.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024. Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers. In May 2024, the latest IMDG Code amendment was adopted, covering additional provisions for ships carrying dangerous goods. The amendments became effective January 1, 2026.

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II-2/4.2.1, became effective January 1, 2026.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”), which entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Anti-fouling System Certificates for our vessels that are subject to the Anti-fouling Convention.

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

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the Clean Water Act. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise the definition of WOTUS. The EPA and Army Corp proposed a new definition of WOTUS in November 2025 and public comments closed on January 5, 2026. The comments received will be reviewed while a final rule is developed.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (ETS) which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ beginning June 30, 2026 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. ETS was agreed in December 2022 and FuelEU was passed into law on July 25, 2023 and entered into force on January 1, 2025. More specifically, ETS is to apply gradually over the period from 2024 to 2026. In 2025 shipping companies would have to surrender 40% of ETS allowances for 2024 emissions; in 2026 shipping companies would have to surrender 70% of ETS allowances for the 2025 emissions and 100% in 2027 for 2026 emissions. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. All maritime allowances will be auctioned and there will be no free allocation for the shipping sector. From a risk management perspective, new systems, including, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures must be kept in place, at significant cost, to continue managing the administrative aspect of ETS compliance.

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

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal took effect on January 27, 2026.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, and as detailed above, pursuant to MPC 80, in July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of “levels of ambition”, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, and (3) pursuing net-zero GHG emission by or around 2050. The IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These measures were submitted for adoption as legally binding, but in October 2025 the MEPC agreed to adjourn the meeting on adoption until 2026. These regulations could cause us to incur additional substantial expenses.

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

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” (described above) to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

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

European mandatory non-financial reporting regulations

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months from July 6, 2024, to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD began to apply on a phased basis starting from financial year 2024 through to 2028, applicable to large EU and non-EU undertakings with substantial presence in the EU, subject to certain financial and employee thresholds being met. New systems, including personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance. We note that following the publication of the Omnibus package of proposals on February 26, 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed to 2028 (in respect of the 2027 financial year). The Omnibus package was approved by the EU Parliament on December 16, 2025 and will simplify compliance for small and medium-sized entities and all companies with up to 1,000 employees and less than 450 million turnover will be outside the scope of the CSRD. For the companies that are in scope, the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The CSRD will now apply to (a) EU undertakings and non-EU issuers, who on an individual or group basis, have more than €450 million net turnover and more than 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than €450 million net turnover generated in the EU (individually or on a consolidated basis) for each of their last two consecutive financial years; and an EU subsidiary or a branch in the EU with more than €200 million net turnover in the preceding financial year. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold €450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than €1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than €1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, DNV, Lloyd’s Register of Shipping, Bureau Veritas, NKK , RINA).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel above 15 years of age is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

We are a Marshall Islands corporation. Our significant wholly owned subsidiaries as of December 31, 2025 are listed in Exhibit 8.1 to this annual report on Form 20-F.

D.	Property, Plants and Equipment

We do not own any real estate property. We maintain our principal executive offices at 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece. Other than our vessels, we do not have any material property. See “Item 4.B. Business Overview–Our Current Fleet.”

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

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We have described in “Item 5. Operating and Financial Review and Prospects – E. Critical Accounting Estimates” our critical accounting policies, because they potentially result in material different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

Results of Operations

Year ended December 31, 2025 as compared to year ended December 31, 2024

			Change
	Year ended	Year ended
	December 31, 2025	December 31, 2024	Amount	%
Revenues:
Vessel revenue, net	37,785	45,439	(7,654)	(17)%

Expenses:
Voyage expenses	(5,066)	(1,771)	(3,295)	186%
Vessel operating expenses	(15,655)	(19,745)	4,090	(21)%
Management fees-related party	(1,661)	(1,741)	80	(5)%
Management fees	(367)	(522)	155	(30)%
General and administration expenses	(4,306)	(4,010)	(296)	7%
Depreciation and amortization	(10,816)	(13,430)	2,614	(19)%
Impairment loss	(2,142)	(828)	(1,314)	159%
Gain on sale of vessel, net	1,773	1,426	347	24%
Operating (loss) / income	(455)	4,818	(5,273)	(109)%
Other income / (expenses), net:
Interest and finance costs	(6,373)	(8,416)	2,043	(24)%
Interest and finance costs-related party	(48)	-	(48)	-
Interest income	218	314	(96)	(31)%
Loss on equity method investment	(86)	(142)	56	(39)%
Loss on extinguishment of debt	(640)	(397)	(243)	61%
Other income	151	311	(160)	(51)%
Gain on acquisition of RGI	1,268	-	1,268	-
Foreign currency exchange (losses) / gain, net	(249)	129	(378)	(293)%
Total other expenses, net:	(5,759)	(8,201)	2,442	(30)%
Net loss	(6,214)	(3,383)	(2,831)	84%
Net loss attributable to common stockholders	(6,188)	(3,383)	(2,805)	83%

Net loss per common share
Basic and Diluted	(0.70)	(0.39)
Weighted average number of common shares Outstanding
Basic and Diluted	8,866,523	8,711,951

Vessel Revenue, Net – Vessel revenue, net decreased by $7.7 million or 17% in 2025 and is mainly attributable to the decrease in the size of our fleet resulting to a decrease of operating days from 2,778 days in 2024 to 2,412 days in 2025. This decrease was also attributed to a decrease in charter rates. Our time charter equivalent rate for 2025 was 14% lower than that of 2024. Please see the reconciliation of TCE rate (a non-GAAP measure) to net revenues from vessels, the most directly comparable U.S. GAAP measure in “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Key Performance Indicators”.

Voyage Expenses – Voyage expenses amounted to $5.1 million in 2025 and $1.8 million in 2024. The increase is primarily attributed to the 165 operating days that our fleet was chartered in the spot market in 2025 compared to NIL days in 2024, for which voyage expenses are borne by the owners.

Vessel Operating Expenses – Vessel operating expenses amounted to $15.7 million in 2025 and $19.7 million in 2024. The decrease is primarily attributable to the decrease in ownership days from 2,875 ownership days in 2024 to 2,470 ownership days in 2025 as a result of the decrease in the size of our fleet in 2025 and to the decrease in daily operating expenses from $6,616 in 2024 to $6,338 in 2025. Please see the calculation of daily operating expenses (a non-GAAP metric) “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Key Performance Indicators”.

Management Fees – related party – Management fees to related party amounted to $1.7 million in 2025 and $1.7 million in 2024.

Management Fees – Management fees amounted to $0.4 million in 2025 and $0.5 million in 2024. For the year ended December 31, 2025, we had 625 ownership days under third party technical management compared to 1,175 ownership days for the respective period in 2024.

General and Administrative Expenses – General and administrative expenses amounted to $4.3 million and $4.0 million in 2025 and 2024, respectively. The slight increase is mainly attributable to increased professional fees for 2025 compared to the same period in 2024.

Depreciation and amortization – Depreciation and amortization amounted to $10.8 million in 2025 and $13.4 million in 2024. The decrease is attributable to the decrease in ownership days from 2,875 days in 2024 to 2,470 days in 2025 due to disposal of the three Capesize vessels in 2025.

Impairment loss – Impairment loss amounted to $2.1 million related to the M/V Cretansea which was classified as held for sale as of December 31, 2025. Impairment loss in 2024 amounted to $0.8 million in 2024 and relates to the M/V Gloriuship which was classified as held for sale as of December 31, 2024.

Gain on sale of vessels, net – The net gain of $1.8 million in 2025 is attributable to the sale of the M/V Gloriuship, M/V Tradership and M/V Goodship. An aggregate amount of $0.5 million was paid to Seanergy Management for these sales in 2025, representing 1% of the gross sale price. The gain of $1.4 million in 2024 is attributable to the sale of the M/V Oasea in July 2024. An aggregate amount of $0.2 million was paid to Seanergy Management for this sale in 2024, representing 1% of the gross sale price.

Interest and Finance Costs – Interest and finance costs amounted to $6.4 million in 2025 and $8.4 million in 2024. The decrease is attributable to the decrease of the weighted average outstanding debt from $70.0 million in 2024 to $66.3 million in 2025, while the weighted average interest rate on our outstanding debt fell to 7.32% in 2025 from 8.54% in 2024. Interest on lease liabilities decreased in 2025 compared to 2024, as there was one vessel on bareboat charter agreement (M/V Nisea) in 2025 whilst three vessels were on bareboat charter agreements (M/Vs Chrisea, Synthesea and Nisea) in 2024.

Interest and finance costs-related party – Interest and finance costs of related party amounted to $0.05 million in 2025 and relate to interest expense of the Seanergy Loan Facility. There was no such transaction cost in 2024.

Interest income- Interest income amounted to $0.2 million in 2025 and $0.3 million in 2024 related to our short-term time deposits.

Loss on extinguishment of debt – The loss of $0.6 million in 2025 is attributable to the early prepayment of the Huarong Sale and Leasebacks associated with the sale of the M/Vs Gloriuship, Tradership and Goodship in 2025 with losses of $0.2 million for each vessel. The loss of $0.4 million in 2024 is mainly attributable to the early prepayment of the Neptune Sale and Leaseback associated with the vessel sale in July 2024.

Gain on acquisition of RGI – Gain on acquisition amounted to $1.3 million in 2025 and relates to the consolidation of the newly acquired variable interest entity (“VIE”) RGI Marine Holdings AS (“RGI”).

Foreign currency exchange (losses) / gain, net – The loss of $0.2 million in 2025 is related to the fluctuation of the U.S. dollar/Euro exchange rate in 2025. Approximately 55% of our general and administrative expenses are in currencies other than the U.S. dollar, primarily the Euro.

For a discussion of the year-to-year comparison for the year ended December 31, 2024 to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects – A. Results of Operations  – Year ended December 31, 2024 as compared to year ended December 31, 2023” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Commission on March 21, 2025.

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

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sold our common equity securities pursuant to an effective registration statement under the Securities Act (which we first did in July 2022) or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

B.	Liquidity and Capital Resources

As of December 31, 2025, we did not have any contractual obligations other than the loan agreements, finance leases, other financial liabilities and capital expenditures for vessels acquisitions described below.

In January 2026, we distributed $0.8 million as a quarterly cash dividend (declared on November 10, 2025) to our common shareholders. On March 10, 2026, we declared a cash dividend of $0.10 per share for the fourth quarter of 2025 payable on or about April 10, 2026 to all shareholders of record as of March 27, 2026.

In February 2026, we took delivery of the M/V Dukeship through an 18-month bareboat charter agreement with Seanergy. Pursuant to the terms of the bareboat charter we have advanced a down payment of $5.5 million. The bareboat charter includes a daily charter rate of $9,450 over the charter period and a purchase obligation of $22.1 million at the end of the bareboat charter.

In February 2026, RGI agreed to sell its entire equity interest in the ECV newbuilding project for approximately €15.5 million, with United expected to receive proceeds of about €13.0 million, realizing a cash profit of approximately €1.7 million from the sale. The buyer made a prepayment of Euro 1.0 million after signing the agreement which is secured by a first priority lien on 3% of the disposal shares.

In February 2026, RGI declared and paid a dividend of Euro 0.9 million to all of its shareholders.

On March 6, 2024, we entered into an 18-month bareboat charter agreement for the M/V Nisea and was delivered to the Company in September 2024. In March 2026 we exercised the option to purchase the vessel at the end of the bareboat charter period for a purchase price of $16.6 million, financed by the Nisea Huarong Sale and Leaseback.

In March 2026, we agreed the main terms to acquire the M/V Squireship from Seanergy for a purchase price of $29.5 million and expect to enter into a memorandum of agreement and secure financing to acquire the vessel in the second quarter of 2026.

We will require capital to fund ongoing operations and capital expenditures for our vessels’ scheduled surveys, vessel improvements to meet new regulations and for any future vessel acquisitions.

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

Cash Flows

(In thousands of US Dollars)	Year ended December 31,
	2025	2024	2023

Cash Flow Data:
Net cash provided by / (used in) operating activities	2,212	3,264	(6,228)
Net cash provided by / (used in) investing activities	40,431	7,949	(59,138)
Net cash (used in) / provided by financing activities	(34,841)	(18,952)	9,935

Year ended December 31, 2025, as compared to year ended December 31, 2024

Cash and cash equivalents and restricted cash, non-current, as of December 31, 2025 were $14.6 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euro.

Net Cash from Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 amounted to $2.2 million. Net cash provided by operating activities for the year ended December 31, 2024 amounted to $3.3 million. The decrease is primarily attributed to decreased charter rates prevailed in the market in 2025 compared to 2024 and increased voyage expenses for our vessels chartered in the spot market in 2025 compared to 2024, partially offset by the decrease in vessel operating expenses in the same period.

Net Cash from Investing Activities

Net cash provided by investing activities in the year ended December 31, 2025 was $40.4 million. The 2025 cash inflow is related to $50.5 million proceeds from sale of M/Vs Gloriuship, Goodship and Tradership ($16.0 million, $16.0 million and $18.5 million, respectively). The 2025 cash inflow was partially offset by the cash outflows that mainly relate to payments of $5.2 million for equity investments, the deployment of $4.2 million in capital to a subsidiary (RGI) and $0.7 million payments for vessels’ improvements. Net cash provided by investing activities for the year ended December 31, 2024 was $7.9 million. The 2024 cash inflows resulted mainly from $20.2 million proceeds from sale of M/V Oasea. The cash inflows were partially offset by $8.3 million lease prepayments and other initial direct costs for finance leased vessels, $3.7 million payments in equity investment and $0.3 million payments on vessels’ improvements.

Net Cash from Financing Activities

Net cash used in financing activities in the year ended December 31, 2025 amounted to $34.8 million. The 2025 cash outflow resulted mainly from debt repayments of $31.7 million (including the full prepayment of Huarong Sale and Leaseback agreements following the sales of M/V Gloriuship, M/V Goodship and M/V Tradership), lease liabilities payments of $2.0 million, dividend payments of $1.1 million and $0.2 million payments for repurchases of common stock. Net cash used in financing activities for the year ended December 31, 2024 was $19.0 million. The 2024 cash outflows resulted mainly from $33.7 million prepayments of long-term debt and other financial liabilities, $32.1 million payments for finance lease liabilities, $2.6 million dividend payments, $1.6 million payments of financing costs and $0.5 million payments for repurchases of common stock. The outflows were partially offset by $47.1 million proceeds from long term debt and other financial liabilities and $4.4 million relates to amounts due to related party.

Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Cash Flows” of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Commission on March 21, 2025, for a discussion of the year-to-year comparison between 2024 and 2023.

Loan Arrangements

Pre - Existing Loan Facilities

Sinopac Loan Facility

On August 5, 2024, the Company entered a $16.5 million loan facility (the “Sinopac Loan Facility”) with Sinopac Capital International (HK) Limited (“Sinopac”) for the purpose of financing the exercise of the purchase option of the M/V Chrisea under its previous bareboat charter. The facility was drawn on August 19, 2024 and bears interest of term SOFR plus a margin of 2.60% per annum. The term of the facility is five years, and the repayment schedule comprises of 20 quarterly installments of $0.4 million, followed by a balloon installment of $8.5 million payable along with the final installment. An amount of $1.2 million was withheld as a security deposit by Sinopac upon the drawdown of the facility to secure the due liabilities by the Company of its obligations and undertakings as per Sinopac Loan Facility. In addition, the Company is required to maintain a security cover ratio not less than 110% for the first two years and 120% at all times thereafter until the maturity of the loan. As of December 31, 2025, the outstanding amount under this facility was $14.5 million.

Loan Facilities repaid during the years ended December 31, 2025 and December 31, 2024

August 2022 EnTrust Facility

In August 2022, the Company entered into a secured loan facility of $63.6 million, divided into four tranches, with certain nominees of EnTrust Global as lenders to partially finance the acquisition of the M/Ts Parosea, Bluesea, Minoansea and Epanastasea at a fixed rate of 7.90% per annum. The facility originally had a term of 18 months after the drawdown of the last tranche and would amortize through three quarterly installments averaging $4.0 million commencing nine months from the drawdown date, followed by a $51.6 million balloon payable at maturity. Following the sale of the M/Ts Parosea and Bluesea, we repaid their respective tranches for an aggregate amount of $32.4 million.

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

Sale and Leaseback Transactions

New Sale and Leaseback Activities after the year ended December 31, 2025

Nisea Huarong Sale and Leaseback

On March 5, 2026, we entered into an $18.3 million sale and leaseback agreement with an affiliate of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) to finance the purchase option cost of the MV Nisea under its previous bareboat charter. We sold and chartered back the vessel on a bareboat basis for a five-year period which commenced on March 10, 2026. The charterhire principal amortizes in 20 quarterly installments of $0.4 million along with a purchase obligation of $11.2 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 1.95% per annum. We have continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

Existing Sale and Leaseback Activities

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the M/V Cretansea, we entered into a $12.3 million sale-and-leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. (“Neptune”), for the purpose of partly financing the acquisition cost of M/V Cretansea. The Company sold and chartered back the vessel from the Neptune subsidiary under a bareboat charter for a five-year period. The Company has continuous options to purchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, it has the obligation to purchase the vessel for $6.4 million. The Company is required to maintain a security cover ratio (as defined in the bareboat charter) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the lessee is required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal amortizes in 60 consecutive monthly installments of approximately $0.1 million each along with a purchase obligation of $6.4 million. The applicable interest rate is 3-month term SOFR plus 4.25% per annum.

As of December 31, 2025, the outstanding charterhire principal was $9.1 million.

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

As of December 31, 2025, the amount outstanding under the Village Seven Sale and Leaseback was $9.6 million.

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

As of December 31, 2025, the amount outstanding under the Onishi Sale and Leaseback was $15.5 million.

Sale and Leaseback Transactions repaid during the year ended December 31, 2025 and December 31, 2024

March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of M/V Oasea, the Company entered into a $12.25 million sale and leaseback agreement with a subsidiary of Neptune, for the purpose of partly financing the acquisition cost of M/V Oasea. The Company sold and chartered back the vessel from the Neptune subsidiary under a bareboat charter for a five-year period. The Company had continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, it had the obligation to repurchase the vessel for $6.4 million. The Company was required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal was repayable in 60 consecutive monthly installments of approximately $0.1 million each along with a purchase obligation of $6.4 at the expiration of the bareboat charter. The applicable interest rate was 3-month term SOFR plus 4.25% per annum. On July 19, 2024, the Company repurchased the vessel from Neptune, repaying the outstanding charterhire principal of $10.8 million and the relevant prepayment fees, in connection with the sale of the M/V Oasea to her new owners.

Huarong Sale and Leasebacks

On November 15, 2023, the Company entered into three identical $10.0 million sale and leaseback transactions with affiliates of Huarong for the purpose of refinancing the outstanding indebtedness of the M/Vs Gloriuship, Goodship and Tradership which were previously financed by the August 2022 EnTrust Facility. On December 5, 2023, the Company sold and chartered back the vessels from three affiliates of Huarong on a bareboat charter basis for a three-year period. The Company had continuous options to repurchase the vessels throughout the duration of the charters, starting six months after the commencement date, while at the end of each three-year bareboat period, the Company had the obligation to repurchase each vessel for $5.0 million. The sale and leaseback agreements did not include any financial covenants or security value maintenance provisions. The charterhire principal of each sale and leaseback transaction was repayable through 36 monthly installments of approximately $0.1 million and a purchase obligation of $5.0 million at the expiration of each bareboat agreement. The applicable interest rate was 3-month term SOFR plus 3.30% per annum.

On June 10, 2025, the Company repurchased the M/V Gloriuship, repaying the outstanding charterhire principal of $7.5 million and the relevant fees, in connection with the sale of the vessel to her new owners

On August 15, 2025, the Company repurchased the M/V Tradership, repaying the outstanding charterhire principal of $7.2 million and the relevant fees, in connection with the sale of the vessel to her new owners

On September 16, 2025, the Company repurchased the M/V Goodship, repaying the outstanding charterhire principal of $7.1 million and the relevant fees, in connection with the sale of the vessel to her new owners

C.	Research and development, patents and licenses, etc.

None.

D.	Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. The widely accepted benchmark of charter market in the dry bulk industry is the Baltic Dry Index, or the BDI. Over the course of 2025, the BDI registered a low of rom a low of 715 on January 30, 2025 to a high of 2,845 on December 3, 2025.

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

In 2025, the total size of the dry bulk fleet rose by about 3.0%, compared to demand growth of 2.2%. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 3.6% in 2026, compared to expected demand growth of 1.8%.

Capesize dry bulk vessels primarily transport iron ore and coal, with bauxite gaining a larger share year by year. Similarly, Panamax and Kamsarmax dry bulk vessels play a crucial role in transporting dry bulk cargo such as coal, grains, and iron ore to a lesser extent. China is a major player in the global iron ore market, importing more than 70% of seaborne iron ore. Australia and Brazil dominate exports, accounting for nearly 80% of global iron ore exports combined. Since 2000, the growth in China’s iron ore and coal imports has significantly influenced the dry bulk market, though, this trend has slowed since 2015. On the bauxite front, China’s bauxite imports are playing an increasingly vital role in Capesize markets. Infrastructure improvements in West Africa, led by Guinea, are expected to further boost bauxite trade, while, the giant Simandou iron ore project is anticipated to significantly increase iron ore exports from the region.

The significant geopolitical developments, with most notable the recent conflicts in Ukraine and the Middle East, along with escalating tariff disputes, have to a certain extent disrupted dry bulk seaborne trade, affecting global shipping routes, freight rates, and maritime security. Further to the direct impact on seaborne trade, these events also affected seaborne trade indirectly through their impact, realized or expected, on economic activity and inflation.

While the ongoing war in Ukraine, especially at its first stages, heightened economic uncertainty, it has had minimal impact on the dry bulk market so far. Initially, the effect ranged from neutral to positive, with shifts in ton-mile demand supporting the market. Our operations have not been materially affected, as our vessels do not currently operate in Russian or Ukrainian ports, and our suppliers and service providers have not faced restrictions or disruptions in their activities. We do not anticipate significant impacts in the future. Meanwhile, the Israel–Hamas conflict and subsequent missile attacks by the Houthis in the Red Sea have led vessels to divert via the Cape of Good Hope, which had a modestly positive impact on the dry bulk market by reducing supply. While the cease-fire declared on January 15, 2025 eased tensions in the region, attacks resumed in March 2025 and the future direction of the conflict remains highly uncertain and may continue to pose a significant safety hazard for vessels transiting the Red Sea. More recently, the war between the United States, and Israel, and Iran, has further increased uncertainty regarding the safety of key maritime chokepoints, including the Red Sea, the Gulf of Aden and the Strait of Hormuz. Finally, evolving trade policies and the potential implementation of additional trade tariffs by the United States and other countries may pose risks for dry bulk vessels. The administration’s proposed tariffs, including a 20% tariff on Chinese products, could lead to higher import costs and trade imbalances. These tariffs may affect shipping volumes, routes, and demand patterns, potentially impacting the dry bulk market. We may need to adjust our operational strategies to navigate these changes.

As all of our fleet is employed on index-linked charter contracts, we will be exposed to any near-term volatility in the charter market, to the extent that we have not hedged the index-linked earnings through forward freight agreements. We believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

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

Key Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Year ended December 31,
Fleet Data:	2025	2024	2023

Ownership days	2,470	2,875	2,339
Available days	2,447	2,787	2,200
Operating days	2,412	2,778	2,143
Fleet utilization	97.7%	96.6%	91.6%

Average Daily Results:
TCE rate(1)	$13,565	$15,719	$15,380
Daily Vessel Operating Expenses(2)	$6,338	$6,616	$6,861

(In thousands of US Dollars, except operating days and TCE rate)	Year ended December 31,
	2025	2024	2023
Vessel revenue, net	$37,785	$45,439	$36,067
Voyage expenses	$(5,066)	$(1,771)	$(3,107)
Time charter equivalent revenues	$32,719	$43,688	$32,960
Operating days	2,412	2,778	2,143
TCE rate	$13,565	$15,719	$15,380

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)	Year ended December 31,
	2025	2024	2023
Vessel operating expenses	$15,655	$19,745	$20,338
Pre-delivery expenses	$-	$(724)	$(4,291)
Vessel operating expenses before pre-delivery expenses	$15,655	$19,021	$16,047
Ownership days	2,470	2,875	2,339
Daily Vessel Operating Expenses	$6,338	$6,616	$6,861

E.	Critical Accounting Estimates

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

Impairment of Long-lived Assets

We review our long-lived assets (owned vessels and right of use assets) for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs or right-of use assets, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessels and right-of use assets. We determine undiscounted projected operating cash flows, for each vessel and right-of use assets with an impairment indicator and compare it to the vessel’s carrying value or right-of use asset. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel or right-of use assets. Measurement of the impairment loss is based on the fair value of the vessel as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter equivalent for the non-fixed days, based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the outliers, inflated annually by a 2.0% growth rate. Charter revenues are adjusted for commissions, expected off hires due to scheduled vessel maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled vessel maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2025 and 2024.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market values of our vessels may have declined below the vessels’ carrying value or right-of use assets, even though we would not impair the vessel’s carrying value or right-of use assets under our accounting impairment policy. The table set forth below indicates (i) the carrying value of our vessels and right-of use assets as of December 31, 2025 and December 31, 2024, respectively, and (ii) if we believe our vessels had a basic market value below their carrying value. The carrying value includes, as applicable, vessel costs or right-of use assets, plus any unamortized deferred dry-docking costs. The difference between the carrying value of our vessels or right-of use assets and their market value of $2.0 million and $5.2 million, as of December 31, 2025 and 2024, respectively, represents the amount by which we believe we would have had to reduce our net income if we sold our vessels, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2025 and 2024. For purposes of this calculation, we assumed that the vessels would be sold at a price that reflected our estimate of their charter-free market value as of December 31, 2025 and 2024.

			Carrying value plus unamortized dry-docking costs as of (in millions of U.S. dollars)
Vessel	Year Built	Dwt	December 31, 2025 (in millions of U.S. dollars)		December 31, 2024 (in millions of U.S. dollars)
Tradership	2006	179,925	-		17.2
Goodship	2005	177,536	-		16.4
Nisea	2016	82,235	26.4	*	27.6	*
Cretansea	2009	81,508	-		19.0	*
Chrisea	2013	78,173	19.3	*	20.5
Synthesea	2015	78,020	25.4	*	25.0	*
Exelixsea	2011	76,361	15.4		16.5
TOTAL			86.5		142.2

*
Indicates Company’s vessels or right-of use assets for which we believe, as of December 31, 2025 and 2024, the basic charter-free market value was lower than the vessel’s carrying value or right-of use assets plus unamortized dry-docking costs.

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

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how charter rates and vessel values will fluctuate in the future. Charter rates may, from time to time throughout our vessels’ lives, remain for a considerable period of time at depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. To minimize such subjectivity, our analysis for the year ended December 31, 2025, for which indicators of impairment were identified, also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers, inflated annually by a 2.0% growth rate. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. The impairment test that we conduct, when required, is most sensitive to variances in future time charter rates. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 16% for Panamax and Kamsarmax vessels, we would not require to recognize impairment for the year ended December 31, 2025.

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

Name	Age	Position	Director Class
Stamatios Tsantanis	54	Chairman, Chief Executive Officer & Director	C
Stavros Gyftakis	47	Chief Financial Officer & Director	B
Christina Anagnostara	55	Director*	A
Ioannis Kartsonas	54	Director*	A
Dimitrios Kostopoulos	51	Director*	B

*	Independent Director

The term of our Class A directors expires at the annual general meeting of shareholders in 2026, the term of our Class B directors expires at the annual general meeting of shareholders in 2027, and the term of our Class C directors expires at the annual general meeting of shareholders in 2028.

Biographical information with respect to each of our directors and our executive officers is set forth below.

Stamatios Tsantanis is the founder and the Chairman, Chief Executive Officer and a member of our board of directors. Mr. Tsantanis serves currently as the Chairman of the board of directors and the Chief Executive Officer of Seanergy, serving in the role since October 2012 and has led Seanergy’s significant growth to a world-renowned Capesize dry bulk shipping company with a cargo carrying capacity of approximately 3.6 million dwt. Mr. Tsantanis also served as Seanergy’s Interim Chief Financial Officer from November 2013 until October 2018. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies, as well as financial institutions. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School of City University of London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the commodity trading advisor for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET) and is a fellow of the Institute of Chartered Shipbrokers. Mr. Tsantanis is a frequent speaker at major shipping conferences worldwide and also a regular guest lecturer at leading international academic institutions in the maritime sector.

Stavros Gyftakis is our Chief Financial Officer and a member of our board of directors. Mr. Gyftakis is also Seanergy’s Chief Financial Officer and has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 20 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President on the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction. He also holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara is a member of our board of directors and the Chairman and a member of United’s Audit and Nominating Committees. Ms. Anagnostara is also a member of the board of directors of Seanergy, and between 2008 to 2013 she served as Seanergy’s Chief Financial Officer. She has more than 27 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since 2017 she has been a Managing Director in the Investment Banking Division of AXIA Ventures Group, which is a member of Alpha Bank Group as of December 16, 2025, and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

Ioannis Kartsonas is a member of our board of directors, the Chairman and a member of United’s Compensation Committee and a member of United’s Nominating Committee. Mr. Kartsonas is also a member of the board of directors of Seanergy and the Principal and Managing Partner of Breakwave Advisors LLC., the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET). Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

Dimitrios Kostopoulos is a member of our board of directors and a member of United’s Audit and Compensation Committees. Mr. Kostopoulos is a member of the board of directors of Alpha Finance S.A., the Investment Banking and Capital Markets arm of Alpha Bank Group, one of the leading financial groups in Greece. He has more than 25 years of experience in the financial services industry, with deep expertise across capital markets, investor relations, asset management, and private banking. He served as Chief Executive Officer of Alpha Finance S.A. from January 2022 until March 2026, leading the firm’s strategic and operational development. Prior to assuming the CEO role, he served as Head of Investor Relations of the Alpha Bank Group for more than 10 years, managing the Group’s institutional shareholder base and playing an active role in all major equity and debt capital raisings successfully executed by the Group. Earlier in his career, Mr. Kostopoulos served as Fund Manager in Alpha Asset Management M.F.M.C. and he has also held positions in the Private Banking and Treasury divisions of the Group. Mr. Kostopoulos holds a Master of Science (MSc) in Shipping Trade & Finance from Bayes Business School (formerly named Cass Business School) of City University in London.

No family relationships exist among any of the directors and executive officers.

B.	Compensation

For the year ended December 31, 2025, the aggregate cash compensation and bonus for the Company’s executive officers and directors amounted to $1.6 million. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings board of directors or committees.

On April 7, 2025, the Compensation Committee of our board of directors approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 275,000 common shares to the members of the Company’s board of directors and 85,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $1.20. 79,500 shares vested on April 7, 2025, 113,000 shares vested on October 7, 2025 and 167,500 shares will vest on April 7, 2026.

On March 9, 2026, the Compensation Committee approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 500,000 shares, and granted awards under the plan of an aggregate of 340,000 common shares to the members of the Company’s board of directors and 124,000 common shares to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.07. 115,000 shares vested on the date of the issuance, March 9, 2026, 154,000 shares will vest on September 9, 2026, 117,000 shares will vest on April 9, 2027 and 78,000 shares will vest on September 9, 2027.

Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. Furthermore, in line with Nasdaq requirements we have established a clawback policy, a copy of which has been filed as Exhibit 97.1 to this Annual Report.

Equity Incentive Plan

Our board of directors in July 2022 adopted the 2022 Equity Incentive Plan (the “Plan”). On March 27, 2024, the Plan, as previously amended, was further amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 400,000 shares. On April 7, 2025, the Plan was further amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 400,000 shares. On March 9, 2026, the Plan was further amended and restated to increase the aggregate number of common shares reserved for issuance under the Plan to 500,000 shares.

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

The following table sets forth information regarding ownership of our common shares by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding common shares, each of our directors and executive officers, and all of our directors and executive officers as a group. To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not controlled, directly or indirectly, by another corporation, by another corporation, any foreign government or by any other natural or legal persons. All of our common shareholders, including the shareholders listed in this table, will be entitled to one vote for each common share held.

Calculation of percent of class beneficially owned by each person is based on 9,538,139 common shares outstanding as of April 6, 2026. Beneficial ownership is determined in accordance with the Commission’s rules. Accordingly, in computing percentage ownership of each person, shares underlying securities held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this annual report, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Identity of Person or Group	Number of Shares Owned	Percent of Class
Stamatios Tsantanis(1)	1,394,534	14.6%
Dimitrios Kostopoulos	300,000	3.2%
Stavros Gyftakis	251,678	2.6%
Christina Anagnostara	245,231	2.6%
Ioannis Kartsonas	148,567	1.6%
Directors and officers as a group (5 individuals)	2,340,010	24.5%

(1)
In addition, Stamatios Tsantanis owns 100% of our issued and outstanding Series B Preferred Shares, or 40,000 of our Series B Preferred Shares. Through his beneficial ownership of our Series B Preferred Shares, Stamatios Tsantanis controls 49.99% of the vote of any matter submitted to the vote of the common shareholders. See “Description of Securities” filed as Exhibit 2.4 hereto for a description of the terms, including the voting power, of the Series B Preferred Shares.

B.	Related Party Transactions

On January 20, 2022, United was incorporated by Seanergy, under the laws of the Republic of the Marshall Islands to serve as the holding company of the Predecessor that was contributed to United by Seanergy upon effectiveness of the Spin-Off. The Spin-Off was pro rata to the shareholders of Seanergy, including holders of Seanergy’s outstanding common shares and Series B preferred shares, so that such holders maintained the same proportionate interest in Seanergy and in United both immediately before and immediately after the Spin-Off. In connection with the Spin-Off, our Chairman and Chief Executive Officer received 40,000 Series B Preferred Shares, while 5,000 Series C Preferred Shares were issued to Seanergy in exchange for $5.0 million working capital contribution. Following the Spin-Off, United and Seanergy are independent publicly traded companies.

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

On February 12, 2026, pursuant to our right of first offer, we took delivery of the M/V Dukeship through an 18-month bareboat charter agreement with Seanergy. Pursuant to the terms of the bareboat charter we have advanced a down payment of $5.5 million. The bareboat charter includes a daily charter rate of $9,450 over the charter period and a purchase obligation of $22.1 million at the end of the bareboat charter.

On March 11, 2026, following the exercise of our right of first offer, we agreed the main terms to acquire the M/V Squireship from Seanergy for a purchase price of $29.5 million. The purchase is subject to entering into a memorandum of agreement and securing financing. The vessel is expected to be delivered by mid-June 2026. A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement.

Loan Facility Agreement

On April 25, 2025, United received a short-term unsecured loan facility from Seanergy totaling $2.0 million (“Seanergy Loan Facility”). The facility bore interest of 10.00% per annum and was fully repaid on June 17, 2025, shortly after the completion of a sale of the M/V Gloriuship.

Management Agreements

Prior to the consummation of the Spin-Off, United entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services for our vessels. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement and Seanergy Management. The master management agreement provides for a fixed administration fee of $325 per vessel per day payable to Seanergy. The master management agreement is automatically renewed annually since 2024 and it can be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.

In relation to the technical management, Seanergy Shipmanagement is responsible for arranging for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for  the M/V Synthesea, the M/V Nisea, the M/V Chrisea, the M/V Cretansea and since February 12, 2026 for the M/V Dukeship. The technical management agreements provide for a fixed management fee of $14,000 per month per vessel. Moreover, in 2025 and up until June 10, 2025, we also paid a monthly fee of $14,000 to Seanergy Shipmanagement for the M/V Gloriuship and the similar fee for M/V Goodship till September 16, 2025 when it was also sold.

Since April 1, 2023, United Management entered into a management agreement with Seanergy Management for the commercial management of our vessels, including post fixture, commercial operation, sale and purchase and bareboat chartering. Pursuant to this agreement, we are paying to Seanergy Management a commission fee equal to 0.75% of the collected freight, demurrage and charter hire collected from the employment of our vessels, except for any vessels that may be chartered-out to Seanergy. Seanergy Management also earns a fee equal to 1% of the contract price of any vessel bought, sold or bareboat chartered by them on our behalf, except for any vessels bought, sold or bareboat chartered from or to Seanergy, or in respect of any vessel sale relating to a sale leaseback transaction. During 2025, the Company paid a commercial fee of 1% on contract price to Seanergy Management for the sales of M/V Gloriuship effected on June10, 2025, M/V Tradership effected on August 15, 2025 and M/V Goodship effected on September 16, 2025.

Additional vessels that we may acquire in the future may be managed by Seanergy Shipmanagement, Seanergy Management or by other unaffiliated management companies.

We may enter into similar or new management agreements for the management of any additional vessels we may acquire in the future.

Contribution and Conveyance Agreement

Prior to the consummation of the Spin-Off, we entered into the Contribution and Conveyance Agreement with Seanergy. Pursuant to the Contribution and Conveyance Agreement, Seanergy, in conjunction with the Spin-Off, (i) contributed the United Maritime Predecessor, together with $5.0 million in working capital, and (ii) agreed to indemnify us and United Maritime Predecessor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of M/V Gloriuship prior to the effective date of the Spin-Off, except for a pre-existing sale and leaseback with a nominee of EnTrust Global.

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

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. On April 10, 2025, we paid a quarterly cash dividend of $0.01 per common share for the fourth quarter of 2024, to all shareholders of record as of March 27, 2025. On July 10, 2025, we paid a quarterly cash dividend of $0.01 per common share for the first quarter of 2025 to all shareholders of record as of June 30, 2025. On October 10, 2025, we paid a quarterly cash dividend of $0.03 per common share for the second quarter of 2025 to all shareholders of record as of August 18, 2025. On January 9, 2026, we paid a quarterly cash dividend of $0.09 per common share for the third quarter of 2025 to all shareholders of record as of December 29, 2025. On March 10, 2026, we declared a cash dividend of $0.10 per common share for the fourth quarter of 2025 payable on or about April 10, 2026, to all shareholders of record as of March 27, 2026.

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

We believe that we did not satisfy the 50% Ownership Test for our 2025 taxable year.

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

Under the regulations, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the Nasdaq Capital Market on which our common shares are traded).

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

We believe that our common shares constituted 50% or more of our outstanding shares, by total combined voting power of all classes of our stock entitled to vote and by total combined value of all classes of stock for 2025. Furthermore, based on our analysis of our shareholdings during 2025 (Schedule 13G and Schedule 13D filings with the Commission), we believe that we satisfied the Publicly-Traded Test for our 2025 taxable year, and intend to take this position on our tax return.

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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or income earned from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2025 taxable year, nor do we expect to become, a PFIC with respect to our 2026 taxable year or any future taxable year. Although there is no legal authority directly on point, our determination is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over the common shares’ fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in such U.S. Holder’s common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. In the opinion of our Marshall Islands tax counsel, Watson Farley & Williams LLP, under current Marshall Islands law, we are not subject to tax on income or capital gains.  No Marshall Islands withholding tax will be imposed upon payment of dividends by us to our shareholders, and holders of our common shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common shares.

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

Interest Rate Risk

We are exposed to risks associated with changes in interest rates relating to our unhedged variable–rate borrowings, according to which we pay interest at a rate of term SOFR plus a margin; as such increases in interest rates could affect our results of operations and ability to service our debt. As of December 31, 2025, we had aggregate variable-rate borrowings of $48.8 million. We have not entered into any hedging contracts to protect against interest rate fluctuations.

The following table sets forth the sensitivity of our existing loans as of December 31, 2025, as to a 100-basis point increase in term SOFR and reflects the additional interest expense.

Year	Amount (in $ thousands)
2026	553
2027	492
2028	422
2029	329
2030	212
2031	99
Total	2,107

Foreign Currency Exchange Rate Risk

We generate all of our revenue in U.S. dollars. Approximately 6% of our operating expenses and half of our general and administration expenses (approximately 55% in 2025) are in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not consider the risk from exchange rate fluctuations to be material for our results of operations. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2025). The term disclosure controls and procedures is defined under the Commission’s rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Management (our Chief Executive Officer and our Chief Financial Officer), has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2025.

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

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers and directors. Our Code of Business Conduct and Ethics is available on our website at www.unitedmaritime.gr. Information on our website does not constitute a part of this annual report and is not incorporated by reference. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request. We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment. Shareholders may direct their requests to the attention of Investor Relations, United Maritime Corporation, 154 Vouliagmenis Avenue, 16674 Glyfada, Greece.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountants are Ernst & Young (Hellas) Certified Auditors Accountants S.A. Audit and audit-related services billed and accrued from Ernst & Young (Hellas) Certified Auditors Accountants S.A. are as follows:

	2025	2024
Audit fees	$216,000	$197,000
Audit related fees	-	13,000
Total fees	$216,000	$210,000

Audit fees for 2025 related to professional services rendered for the audit of our financial statements of United Maritime Corporation for the year ended December 31, 2025. Audit fees for 2024 related to professional services rendered for the audit of our financial statements of United Maritime Corporation for the year ended December 31, 2024. There are no non-audit services provided in 2025 and 2024. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services. Our audit committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors are to be pre-approved.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
August 1-31, 2025	11,500	$1.62	11,500	$1,843,250
September 1-30, 2025	50,963	$1.73	50,963	$1,755,495
October 1-31, 2025	36,348	$1.69	36,348	$1,694,422
November 1-30, 2025	21,511	$1.60	21,511	$1,660,200
December 1-31, 2025	300	$1.67	300	$1,659,702
January 1-31, 2026	9,506	$1.74	9,506	$1,643,224

In addition, the Company’s Chairman and Chief Executive Officer acquired, during 2025 and until April 2, 2026, a total of 115,622 common shares in the open market for an aggregate purchase price of approximately $0.2 million.

In October 2022, our board of directors authorized a share repurchase plan, pursuant to which we may repurchase up to $3.0 million of our outstanding common shares in the open market. As extended, this plan is set to expire on December 31, 2026. During the year ended December 31, 2025, we repurchased an aggregate of 120,622 of our outstanding common shares under the share repurchase plan at an average price of approximately $1.68 per share for a total of approximately $0.2 million.

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

The financial information required by this item, together with the reports of Ernst & Young (Hellas) Certified Auditors Accountants S.A., are set forth on pages F-1 through F-43 and are filed as part of this annual report.

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

4.3	Amendment, Assignment and Assumption Agreement dated June 30, 2025 between the Company and Continental Stock Transfer & Trust Company*

4.4	Amended and Restated Equity Incentive Plan of the registrant dated March 9, 2026*

4.5
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

4.8
Form of Technical Management Agreement with Seanergy Shipmanagement Corp. (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

4.9	Form of Technical Management Agreement with V.Ships Limited (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the Commission on April 4, 2023)

4.10
Novation Agreement with V.Ships Limited and V.Ships Greece for the M/V Tradership with respect to the Technical Management Agreement with V.Ships Limited (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.11
Form of Ship Technical Management Agreement with V.Ships Greece for the M/V Exelixsea (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.12
Form of Addendum to Technical Management Agreement with V.Ships Greece in relation to emissions scheme obligations for the M/V Exelixsea and M/V Tradership (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.13
Form of Guarantee in respect of the M/V Exelixsea and M/V Tradership between the registrant and V.Ships Greece in relation to emission scheme obligations (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.14
Commercial Management Agreement between United Management Corp. and Seanergy Management Corp. dated April 5, 2023 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.15
Commercial Management Agreement between United Management Corp. and Fidelity Marine Inc. dated April 5, 2023 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.16	Form of Services Agreement with United Management Corp. (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.17
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

4.19	Form of Class A Share Purchase Warrant (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 6-K filed with the Commission on July 21, 2022)

4.20
Bareboat Charter Agreement dated April 12, 2023 between NML Cretansea LLC and Cretansea Maritime Co. for the M/V Cretansea (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.21
Amendment Agreement dated March 22, 2024 to a Bareboat Charter dated April 12, 2023 in relation to the M/V Cretansea (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.22
Guarantee in respect of the M/V Cretansea dated April 12, 2023 between NML Trustee LLC and United Maritime Corporation (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.23
Guarantee in respect of the M/V Cretansea dated April 12, 2023 between NML Trustee LLC and Oasea Maritime Co. (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.24
Bareboat Charter Agreement dated February 22, 2024 between Exelixsea Maritime Co. and Village Seven Co., Ltd and V7 Fune Inc. for the M/V Exelixsea (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.25
Guarantee in respect of the M/V Exelixsea dated February 22, 2024 issued by United Maritime Corporation (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

4.26
Bareboat Charterparty dated July 24, 2024, between Onishi Kaiun Co., Ltd. and Ocean West Shipping S.A. and Synthesea Maritime Co. for the M/V Synthesea (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.27
Addendum No.1 to the Bareboat Charterparty dated July 24, 2024, between Onishi Kaiun Co., Ltd. and Ocean West Shipping S.A. and Synthesea Maritime Co. for the M/V Synthesea (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.28
Addendum No.2 to the Bareboat Charterparty dated July 24, 2024, between Onishi Kaiun Co., Ltd. and Ocean West Shipping S.A. and Synthesea Maritime Co. for the M/V Synthesea (incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.29
Guarantee in respect of the M/V Synthesea dated July 24, 2024, of the registrant in favor of Onishi Kaiun Co., Ltd. and Ocean West Shipping S.A. (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.30
Shareholders’ Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.31	Addendum dated April 28, 2025 Shareholders’ Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington*

4.32	Addendum dated October 31, 2025 Shareholders’ Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington*

4.33
Subscription Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington (incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.34
Addendum dated October 30, 2024 to the Subscription Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington*

4.35	Addendum dated April 28, 2025 to the Subscription Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington*

4.36
Addendum dated October 31, 2025 to the Subscription Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington*

4.37
Addendum dated November 21, 2025 to the Subscription Agreement dated July 31, 2024 between RGI Marine Ltd, Steady Offshore Shipping Pte Ltd, United Maritime Corporation, Karean AS and Jonathan Elkington*

4.38	Loan agreement dated October 31, 2025 between United Maritime Corporation and RGI Marine Holding AS*

4.39
Facility Agreement dated August 5, 2024, between Chrisea Maritime Co., United Maritime Corporation and Sinopac Capital International (HK) Limited for the M/V Chrisea (incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F filed with the Commission on April 10, 2025)

4.40	Bareboat Charter Agreement dated February 6, 2026 between Duke Shipping Co. and Duke Maritime Co. for the M/V Dukeship*

4.41	Guarantee in respect of the M/V Dukeship dated February 6, 2026 between Duke Shipping Co. and United Maritime Corporation*

4.42	Bareboat Charter Agreement dated March 5, 2026 between Insight 40 Holding Limited and Nisea Maritime Co. for the M/V Nisea*

4.43	Guarantee in respect of the M/V Nisea dated March 5 2026 between Insight 40 Holding Limited and United Maritime Corporation*

8.1	List of Subsidiaries*

11.1	Statement of Company Policy – Trading in the Company’s Securities*

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of the Company’s Principal Financial Officer*

13.1	Certification of the Company’s Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Company’s Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.2	Consent of Watson Farley & Williams LLP*

97.1
Policy for the Recovery of Erroneously Awarded Incentive Compensation of the Company (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the Commission on April 2, 2024)

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline eXtensible Business Reporting Language (iXBRL):
(i)      Reports of Independent Registered Public Accounting Firm (PCAOB ID 1457),
(ii)     Consolidated Balance Sheets as of December 31, 2025, 2024 and 2023,
(iii)    Consolidated Statement of Operations for the year ended December 31, 2025, 2024 and 2023,
(iv)    Consolidated Statement of Stockholders’ Equity for the year ended December 31, 2025, 2024 and 2023,
(v)     Consolidated Statement of Cash Flows for the year ended December 31, 2025, 2024 and 2023, and
(vi)    Notes to Consolidated Financial Statements.*

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

Date: April 8, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of United Maritime Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Maritime Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) / income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Athens, Greece
April 8, 2026

United Maritime Corporation
Consolidated Balance Sheets
December 31, 2025 and 2024
(In thousands of US Dollars, except for share and per share data)

	Notes	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	4	14,164	6,412
Restricted cash	4	400	-
Accounts receivable trade	2, 13	1,421	1,437
Due from related parties	2, 3	386	-
Inventories	2	363	650
Prepaid expenses		413	601
Vessel held for sale	5	14,744	14,880
Other current assets	2	1,200	503
Total current assets		33,091	24,483

Fixed assets:
Vessels, net	5	58,827	110,589
Right-of-use assets	6	26,314	27,560
Total fixed assets		85,141	138,149

Other non-current assets:
Restricted cash, non-current	4	-	350
Other non-current assets	2,7	1,445	1,155
Equity method investment	3,8	17,407	3,588
Deferred charges and other investments, non-current	2	1,597	4,348
TOTAL ASSETS		138,681	172,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $339 and $723, respectively	7	14,327	17,650
Finance lease liabilities, current	6	16,938	2,032
Due to related parties	3	9,486	7,271
Trade accounts and other payables		2,404	1,823
Accrued liabilities		4,075	2,682
Deferred revenue	13	593	1,395
Dividends payable	12	818	663
Total current liabilities		48,641	33,516

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $518 and $989, respectively	7	33,574	61,103
Finance lease liabilities, non-current	6	-	16,938
Other liabilities, non-current		-	428
Total liabilities		82,215	111,985

Commitments and contingencies	11	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 40,000 Series B preferred shares issued and outstanding as at December 31, 2025 and 2024, respectively	12	-	-
Common stock, $0.0001 par value; 2,000,000,000 authorized shares as at December 31, 2025 and 2024; 9,083,645 and 8,844,267 shares issued and outstanding as at December 31, 2025 and 2024, respectively	12	1	1
Additional paid-in capital	12	39,455	39,176
Accumulated other comprehensive income / (loss)		7	(4)
Retained earnings		13,453	20,915
Total United Maritime Corporation stockholders’ equity		52,916	60,088
Non-controlling interest	9	3,550	-
Total stockholder’s equity		56,466	60,088
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		138,681	172,073

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
 Consolidated Statement of Operations
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US Dollars, except for share and per share data)

	Notes	2025	2024	2023

Vessel revenue, net	2, 3, 13	37,785	45,439	36,067
Expenses:
Voyage expenses	13	(5,066)	(1,771)	(3,107)
Vessel operating expenses		(15,655)	(19,745)	(20,338)
Management fees		(367)	(522)	(545)
Management fees – related party	3	(1,661)	(1,741)	(1,421)
General and administration expenses	16	(4,306)	(4,010)	(6,018)
Depreciation and amortization	5	(7,821)	(9,713)	(9,078)
Amortization of deferred dry-docking costs		(2,995)	(3,717)	(285)
Impairment loss	5	(2,142)	(828)	-
Gain on sale of vessels, net	5	1,773	1,426	11,804
Operating (loss) / income		(455)	4,818	7,079
Other income / (expenses), net:
Interest and finance costs	14	(6,373)	(8,416)	(7,183)
Interest and finance costs-related party	3	(48)	-	-
Loss on extinguishment of debt	7	(640)	(397)	(85)
Interest income		218	314	430
Loss on equity method investment	8	(86)	(142)	-
Other income		151	311	112
Gain on acquisition of RGI	9	1,268	-	-
Foreign currency exchange (losses) / gain, net		(249)	129	(132)
Total other expenses, net		(5,759)	(8,201)	(6,858)
Net (loss) / income		(6,214)	(3,383)	221
Less: Net (loss) / income attributable to non-controlling interest		(26)	-	-
Net (loss) / income attributable to common stockholders of United Maritime Corporation		(6,188)	(3,383)	221
Dividends to non-vested participating securities	15	-	-	(95)
Net (loss) / income attributable to common stockholders		(6,188)	(3,383)	126

Net (loss) / income per common share, basic and diluted	15	(0.70)	(0.39)	0.02
Weighted average common shares outstanding, basic and diluted	15	8,866,523	8,711,951	8,359,487

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
 Consolidated Statements of Other Comprehensive (Loss) / Income
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US Dollars, except for share and per share data)

	2025	2024	2023

Net (loss) / income	(6,214)	(3,383)	221
Other comprehensive income / (loss):
Foreign currency translation differences	13	(4)	-
Release of cumulative translation	(4)	-	-
Other comprehensive income / (loss)	9	(4)	-
Total comprehensive (loss) / income	(6,205)	(3,387)	221
Less: Comprehensive loss attributable to non-controlling interest	(24)	-	-
Comprehensive (loss) / income attributable to United Maritime Corporation	(6,181)	(3,387)	221

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2025, 2024 and 2023
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Common stock		Additional	Accumulated other		United	Non-	Total
	# of Shares	Par Value	# of Shares	Par Value	paid-in capital	comprehensive loss	Retained earnings	Maritime Corporation	controlling interest	stockholders’ equity

Balance, January 1, 2023	40,000	-	8,180,243	1	35,193	-	29,374	64,568	-	64,568
Issuance of common stock (including exercise of warrants) (Note 12)	-	-	779,200	-	1,874	-	-	1,874	-	1,874
Repurchase of common stock (Note 12)	-	-	(264,813)	-	(673)	-	-	(673)	-	(673)
Dividends on common stock and participating non vested restricted stock awards (Note 12)	-	-	-	-	-	-	(2,643)	(2,643)	-	(2,643)
Stock based compensation (Note 16)	-	-	-	-	2,522	-	-	2,522	-	2,522
Net income	-	-	-	-	-	-	221	221	-	221
Balance, December 31, 2023	40,000	-	8,694,630	1	38,916	-	26,952	65,869	-	65,869
Issuance of common stock (including exercise of warrants) (Note 12)	-	-	-	-	(50)	-	-	(50)	-	(50)
Repurchase of common stock (Note 12)	-	-	(185,363)	-	(469)	-	-	(469)	-	(469)
Dividends on common stock and participating non vested restricted stock awards (Note 12)	-	-	-	-	-	-	(2,654)	(2,654)	-	(2,654)
Stock based compensation (Note 16)	-	-	335,000	-	779	-	-	779	-	779
Foreign currency translation	-	-	-	-	-	(4)	-	(4)	-	(4)
Net loss	-	-	-	-	-	-	(3,383)	(3,383)	-	(3,383)
Balance, December 31, 2024	40,000	-	8,844,267	1	39,176	(4)	20,915	60,088	-	60,088
Repurchase of common stock (Note 12)	-	-	(120,622)	-	(204)	-	-	(204)	-	(204)
Dividends on common stock and participating non vested restricted stock awards (Note 12)	-	-	-	-	-	-	(1,274)	(1,274)	-	(1,274)
Stock based compensation (Note 16)	-	-	360,000	-	483	-	-	483	-	483
Foreign currency translation differences	-	-	-	-	-	11	-	11	2	13
Acquisition of RGI (Note 9)	-	-	-	-	-	-	-	-	3,552	3,552
Issuance of subsidiary’s common stock to NCI	-	-	-	-	-	-	-	-	22	22
Net loss	-	-	-	-	-	-	(6,188)	(6,188)	(26)	(6,214)
Balance, December 31, 2025	40,000	-	9,083,645	1	39,455	7	13,453	52,916	3,550	56,466

The accompanying notes are an integral part of these consolidated financial statements.

United Maritime Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(In thousands of US Dollars)

	2025	2024	2023
Cash flows from operating activities:
Net (loss) / income	(6,214)	(3,383)	221
Adjustments to reconcile net (loss) / income to net cash from operating activities:
Depreciation and amortization	7,821	9,713	9,078
Amortization of deferred dry-docking costs	2,995	3,717	285
Amortization of deferred finance costs and debt discounts	563	727	781
Stock based compensation	483	779	2,522
Loss on equity method investment	86	142	-
Loss on extinguishment of debt	312	151	68
Impairment loss	2,142	828	-
Adjustments related to EUAs	139	-	-
Gain on sale of vessels, net	(1,773)	(1,426)	(11,804)
Gain on acquisition of RGI	(1,268)	-	-
Changes in operating assets and liabilities:
Accounts receivable trade	16	(1,185)	527
Inventories	313	(82)	(531)
Prepaid expenses	188	(55)	443
Other current assets	(518)	3,182	(478)
Due from related parties	-	142	(142)
Deferred charges, non-current	(1,941)	(6,580)	(5,519)
Trade accounts and other payables	(1,687)	(1,762)	(1,566)
Accrued liabilities	(50)	(4,979)	1,142
Due to related parties	1,407	2,467	(755)
Deferred revenue	(802)	868	(500)
Net cash provided by / (used in) operating activities	2,212	3,264	(6,228)
Cash flows from investing activities:
Vessels acquisitions and improvements	(668)	(249)	(81,748)
Acquisition of a subsidiary, net of cash acquired	(4,151)	-	-
Leasehold improvements	(89)	-	-
Investment in equity securities	(290)	-	-
Lease prepayments and other initial direct costs	-	(8,288)	(14,890)
Equity method investments	(4,871)	(3,734)	-
Gross proceeds from sale of vessels	50,500	20,220	37,500
Net cash provided by / (used in) investing activities	40,431	7,949	(59,138)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	-	-	1,883
Due to related parties	219	4,411	-
Proceeds from related party loan	2,000	-	-
Payment of related party loan	(2,000)	-	-
Payments for repurchase of common stock	(204)	(469)	(673)
Proceeds from non-controlling interest	22	-	-
Proceeds from long-term debt and other financial liabilities	-	47,145	54,500
Payments of financing and stock issuance costs	(20)	(1,617)	(1,801)
Dividends paid	(1,119)	(2,643)	(9,364)
Payments of finance lease liabilities	(2,032)	(32,102)	(2,752)
Repayments of long-term debt and other financial liabilities	(31,707)	(33,677)	(31,858)
Net cash (used in) / provided by financing activities	(34,841)	(18,952)	9,935
Net increase / (decrease) in cash and cash equivalents and restricted cash	7,802	(7,739)	(55,431)
Cash and cash equivalents and restricted cash at beginning of period	6,762	14,501	69,932
Cash and cash equivalents and restricted cash at end of period	14,564	6,762	14,501

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	5,946	7,599	6,335
Deposit	-	1,155	-

Noncash investing activities:
Vessels’ improvements	(20)	(62)	(232)
Leasehold improvements	(21)	-	-
Right-of use assets and initial direct costs	-	(20,221)	(34,792)

Noncash financing activities:
Dividends on common stock and participating non vested restricted stock awards declared but not paid (Note 12)	(818)	(663)	(652)
Payments of financing and stock issuance stocks	-	-	(194)

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

a.	Subsidiaries in Consolidation:

United’s subsidiaries included in these consolidated financial statements as of December 31, 2025:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
United Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	July 6, 2022	June 10, 2025
Epanastasea Maritime Co. (3)	Marshall Islands	Epanastasea	September 2, 2022	August 10, 2023
Parosea Shipping Co. (3)	Marshall Islands	Parosea	August 10, 2022	November 8, 2022
Bluesea Shipping Co. (3)	Marshall Islands	Bluesea	August 12, 2022	December 1, 2022
Minoansea Maritime Co. (1)	Marshall Islands	Minoansea	August 30, 2022	December 22, 2022
Good Maritime Co. (1)	Liberia	Goodship	February 10, 2023	September 16, 2025
Traders Maritime Co. (1)	Marshall Islands	Tradership	February 28, 2023	August 15, 2025
Chrisea Maritime Co. (1)	Marshall Islands	Chrisea	February 21, 2023	N/A
Oasea Maritime Co. (1)	Marshall Islands	Oasea	March 27, 2023	July 19, 2024
Cretansea Maritime Co. (1)(4)	Marshall Islands	Cretansea	April 26, 2023	April 26, 2023
Synthesea Maritime Co. (1)(4)	Liberia	Synthesea	August 1, 2023	August 1, 2024
Exelixsea Maritime Co. (1)(4)	Marshall Islands	Exelixsea	August 29, 2023	March 27, 2024
Nisea Maritime Co. (1)(4)	Liberia	Nisea	September 10, 2024	N/A
RGI Marine Holdings AS (5)	Norway	N/A	N/A	N/A
Duke Maritime Co. (1)	Marshall Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management company
(3)	Dissolved companies
(4)	Bareboat charterers
(5)	Majority owned subsidiary (Note 9)

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

(a)	Principles of Consolidation

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

Accounts receivable trade at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. Receivables related to spot voyages are determined to be unconditional and are included in “Accounts Receivable Trade”. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Company also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements as of December 31, 2025 and 2024. No provision for doubtful accounts was established as of December 31, 2025 and 2024.

(i)	Inventories

Inventories consist of lubricants and bunkers, which are measured at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.  Cost is determined by the first in, first out method.

(j)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors’ and officers’ liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. The Company assesses the counterparties’ credit worthiness according to provisions of ASC 326, Financial Instruments—Credit Losses.  No provision for credit losses was recorded with regards to any insurance claims which might have existed as of December 31, 2025 and 2024.

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

Effective January 1, 2024 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per LWT was increased to $0.35 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market in the last 15 years. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2025 and 2024, by $1,032 and $786 or $0.11 and $0.09 per weighted average number of shares, both basic and diluted based on the Company’s existing fleet as of January 1, 2024.

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

The Company determines undiscounted projected operating cash flows for each vessel and right-of use asset and compares it to the vessel’s carrying value, plus any unamortized dry-docking costs or right-of-use asset. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition and right-of-use asset are less than the vessel’s carrying value, plus any unamortized dry-docking costs or right-of-use asset, the Company impairs the carrying amount of the vessel or right-of-use asset. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers, inflated annually by a 2.0% growth rate) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
For the year ended December 31, 2025, indicators of impairment existed for two of the Company’s vessels and one of the Company’s right-of use asset. The carrying value of the Company’s vessels plus any unamortized dry-docking costs and right-of use-assets for which impairment indicators existed as at December 31, 2025, was $44,650 and $26,350, respectively. From the impairment exercise performed, the undiscounted projected operating cash flows expected to be generated by the use of these two vessels and one right-of-use asset were higher than the vessels’ carrying value, plus any unamortized dry-docking costs and right-of-use assets, and thus the Company concluded that no impairment charge should be recorded.

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

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties and commissions to related parties (Note 3) are included in “Vessel revenue, net” while brokerage commissions to third parties are included in “Voyage expenses”. For the years ended December 31, 2025, 2024 and 2023, an amount of $1,440, $1,761 and $1,113, respectively, was included in “Vessel revenue, net” related to commission to third parties.

(s)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses. Under a spot charter, the Company incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer and contract fulfillment costs are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the charter period. As of December 31, 2025 and 2024, unamortized contract costs amounted to $NIL and $160 are included in the consolidated balance sheets under “Other current assets”. Costs amortized during the year ended December 31, 2025, 2024 and 2023, to fulfill contracts were $563, $125, $NIL respectively.

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

Based on the Company’s analysis of its shareholdings during 2025, the Publicly-Traded Test for the entire 2025 year has been satisfied in that less than 50% of the Company’s issued and outstanding shares were owned by shareholders none of whom owned directly or indirectly 5% or more of the vote and value of such class of stock for more than half the days during the 2025 taxable year. Effectively, the Company and each of its subsidiaries qualify for this statutory tax exemption for the 2025 taxable year.

Certain charterparties of the Company contain clauses that permit the Company to seek reimbursement from charterers of any U.S. tax paid. The Company’s U.S. federal income tax based on its U.S. source shipping income for 2025, 2024 and 2023 was $NIL, $NIL and $NIL, respectively.

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(y)	Segment Reporting

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

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company, in its assessment for the accounting of the warrants issued in connection with the July 20, 2022 public offering and the Series B Preferred Shares, has taken into consideration ASC 480 and determined that the warrants and the Series B Preferred Shares should be classified as equity instead of liability. In its assessment for the warrants, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to ASC 815, Derivatives and Hedging, applicable guidance or whether certain of these features affected the classification. Derivative accounting was deemed inappropriate and thus no bifurcation of these features was performed. Upon exercise of the warrants, the holder is entitled to receive common shares.

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

(ag)	Equity method investments

Investments in the equity of entities over which the Company exercises significant influence, but does not exercise control, are accounted for by the equity method of accounting in accordance with ASC 323 “Investments-Equity method and joint ventures”. In reaching such a conclusion, the Company first assesses whether it holds variable interests in the investee and, further, whether the investee meets the definition of a variable interest entity (“VIE”). The Company then determines whether it is the investee’s primary beneficiary by considering any special rights (in terms of voting, board representation, kick out rights, or otherwise), that grant it with the power to direct the activities of the investee. In case the investee does not fall under the consolidation guidance, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the Company’s share of losses in an investee equals or exceeds its interest in the investee, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the investee. At each reporting period, the Company also evaluates whether a loss in the value of an investment that is other than a temporary decline should be recognized. In its assessment, the Company evaluates indicators such as market conditions, the investee’s performance, and the ability to sustain an earnings capacity that would justify the carrying amount of the investment and its ability to continue as a going concern. Measurement of the impairment loss is based on the fair value of the investment. As of December 31, 2024 and May 5, 2025, with regards to its investment in RGI Marine Holdings AS (“RGI”), the Company determined that it had variable interests in RGI and that RGI was a VIE, but the Company was not the primary beneficiary of such entity. On May 5, 2025, United became the primary beneficiary of RGI. United recognized the investment of RGI in WEC as equity method investment. The Company further evaluated that no loss in the value of its investment in WEC should be recognized (Note 8).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(ah)	Going Concern

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

(ai)	European Union’s Emissions Trading System

Emissions Trading System

The European Union’s Emissions Trading System (“EU ETS”) was extended to cover the maritime transportation industry commencing January 1, 2024, with application to all large ships of at least 5,000 gross tonnage. Vessels are in the scope of the scheme for those voyages which begin, end or pass through European Union (“EU”) waters. The Company has an obligation to surrender EU ETS emissions allowances (“EUAs”) to the EU for each ton of reported greenhouse gas emissions in the scope of the EU ETS. Where vessels are operated under time charters, such EUAs due to the EU are provided to the Company by the charterers pursuant to the terms of the time charter agreement.

Liabilities in relation to EUAs obligations under the EU ETS, but not yet surrendered, are categorized as “Accrued liabilities” if settlement to the EU is due within 12 months of the reporting date, and within “Other non-current liabilities” if settlement is due after 12 months of the reporting date. The liability is based on the total number of EUAs required to be submitted based on level of emissions occurring on or prior to the period end. For partially completed voyages, the value of the liability is initially estimated using the cost of EUAs that may be required to be submitted at the reporting date and updated following completion of the voyage. An equal and opposite asset is recognized in relation to EUAs due from charterers, within “Other current assets”. When the charterer has provided the Company with EUAs, the respective EUAs are held by Seanergy Shipmanagement and it is presented within “Due from related parties” if settlement to the EU is due within 12 months of the reporting date, and within “Due from related parties, non-current” if settlement is due after 12 months of the reporting date.

As of December 31, 2025, the Company has recognized EUAs to be surrendered by September 30, 2026, amounting to $704, included in “Accrued liabilities” in the accompanying consolidated balances sheets. An amount of $179 is collectable from charterers and is included in “Other current assets” and an amount of $386 has been received from charterers and is included in “Due from related parties” in the accompanying consolidated balance sheets.

The value of EUAs provided or to be collectable by charterers is recognized under “Vessel revenue, net”, while the EUAs obligations under the EU ETS are included in “Voyage expenses” in the Company’s consolidated statements of operations. For the year ended December 31, 2025, the Company recorded $664 in Vessel revenue, net and $664 in Voyage expenses in the accompanying consolidated statements of operations.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(aj)	Consolidation of a VIE

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A variable interest entity (“VIE”) is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. If the VIE is not a business, the primary beneficiary initially shall measure and recognize the assets (except for goodwill) and liabilities of the VIE in accordance with Sections 805-20-25 and 805-20-30. Any gain or loss on consolidation is recognized in accordance with ASC 810-10-30-3 and ASC 810-10-30-4 based on the difference of the sum of consideration paid, fair value of non-controlling interest and reported amount of the previous held investment, if any, with the fair value of the identifiable assets and liabilities. On May 5, 2025, the Company became the primary beneficiary of RGI and according to ASC 810, United consolidated RGI’s financial position and results of operations (Note 9).

(ak)	Non-controlling interests

For the Company’s subsidiaries and consolidated VIEs which are not wholly owned, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. The Company classifies non-controlling interest within equity. Non-controlling interest is initially recorded at its fair value as of the date of acquisition of the subsidiary. Subsequent to the closing date of the transaction, the recorded value for non-controlling interest is adjusted at the end of each reporting period for (a) comprehensive income (loss) that is attributed to the non-controlling interest, which is calculated by multiplying the non-controlling interest percentage by the comprehensive income (loss) of the equity of each subsidiary during the reporting period, (b) any dividends paid to the non-controlling interest holders during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest of the subsidiary, as a result of which the Company retains its controlling interest.

(al)	Investment in equity securities

Investments that are not accounted for under equity method are in scope of ASC 321 “Investments – Equity Securities”. The Company elects to measure equity security without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with paragraph ASC 820-10-35-59 at its costs minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments . The Company reassesses at each reporting period whether the investment without the readily determinable value qualifies to be measured in accordance with this paragraph. At each reporting period, the Company makes a qualitive assessment considering impairment indicators such as significant deterioration in earning performance, significant adverse change in general market conditions and factors that raise significant concerns about the investee’s ability to continue as going concern. As of December 31, 2025, investment in equity securities of $290 is presented under “other non-current assets” in accompanying consolidated balance sheets.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments in this Update affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the Accounting Standards Codification (“ASC”), including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company evaluated the impact of this ASU on its consolidated financial statements and determined that there is no effect on its results of operations.

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

Transactions with Seanergy

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

Management Agreements:

Master Management Agreement
United entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services are being contracted directly with Seanergy’s wholly owned subsidiaries, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) and Seanergy Management Corp. (“Seanergy Management”). In consideration of Seanergy providing such services (“service providers”), United pays a fixed administration fee of $0.3 per vessel per day to Seanergy. The initial term of the master management agreement with United expired on December 31, 2024, and, pursuant to its terms, has since been automatically extended for successive 12-month periods.  The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable. During the year ended December 31, 2025 and 2024, an amount of $219 and $4,411, respectively, related to payments for working capital purposes from Seanergy funds and is presented under “Cash flows from financing activities” in the consolidated statements of cash flows.

Technical Management Agreement
In relation to the technical management, Seanergy Shipmanagement is responsible for arranging (directly or by subcontracting) for the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling for the  Chrisea, Cretansea, Nisea, Synthesea (since February 4, 2025),   Gloriuship and Goodship (until the vessels’ sale). Pursuant to the management agreements, Seanergy Shipmanagement earns a fixed management fee of $14 per month for the above-mentioned vessels, except for the M/Vs Gloriuship and Goodship, for which the technical management agreements with Seanergy Shipmanagement were terminated following their sales (Note 5). As of December 31, 2025, four of Company’s vessels are under technical management agreement with Seanergy Shipmanagement for a fixed management fee of $14 per month. As of December 31, 2024, five of Company’s vessels were under technical management agreement with Seanergy Shipmanagement for a fixed management fee of $14 per month.

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

The below table presents the analysis of “Management fees – related party” charged from Seanergy and Seanergy Shipmanagement in connection with the above agreements as presented in the accompanying statement of operations:

	Year ended December 31,
Fees charged in relation to:	2025	2024	2023
Management services-Seanergy	811	935	760
Management services-Seanergy Shipmanagement	850	806	661
Management fees-related party	1,661	1,741	1,421

The below table presents the fees charged from Seanergy Management in connection with the above agreements:

	Year ended December 31,
Fees charged in relation to:	2025	2024	2023
Commercial services (1)	288	351	329
Purchase of vessel services (2)	-	285	1,073
Sale of vessel services (3)	505	202	375
Total	793	838	1,777

(1)	included in “Vessel revenue, net” (Note 13) in the accompanying statement of operations
(2)	presented in “Right-of-use assets” (Note 6) and “Vessels, net” (Note 5)
(3)	presented in “Gain on sale of vessels, net” (Note 5) in the accompanying statement of operations

The below table presents the analysis of  “Due to Related Parties” as presented in the accompanying consolidated balance sheets:

	December 31, 2025	December 31, 2024
Balance due to Seanergy	6,299	5,597
Balance due to Seanergy Shipmanagement	1,582	1,004
Balance due to Seanergy Management	1,605	670
Due to Related Parties	9,486	7,271

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The below table presents the analysis of  “Due from Related Parties” as presented in the accompanying consolidated balance sheets:

	December 31, 2025	December 31, 2024
Balance due from Seanergy Management	386	-
Due from Related Parties	386	-

On April 7, 2025, the Compensation Committee of the Company granted 75,000 shares to certain employees of the Company’s service providers (Note 16).

On March 27, 2024, the Compensation Committee of the Company granted 65,000 shares to certain employees of the Company’s service providers (Note 16).

Short-term loan facility:

On April 25, 2025, United entered into an agreement with Seanergy to receive a short-term loan facility of $2,000  for working capital purposes. The facility bore interest of 10.00% per annum and was fully repaid on June 17, 2025, shortly after the completion of the sale of the Gloriuship (Note 5). The resulting interest and finance costs from this facility was $48 and are presented in “Interest and finance costs-related party” in the accompanying consolidated statement of operations.

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	14,164	6,412
Restricted cash	400	-
Restricted cash, non-current	-	350
Cash and cash equivalents and restricted cash	14,564	6,762

Restricted cash as of December 31, 2025 includes $50 of restricted deposits pledged as collateral for credit cards balances with one of the Company’s financial institutions and $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback (Note 5, Note 7).

Restricted cash, non-current as of December 31, 2024 includes $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback (Note 7).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
5.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2025	December 31, 2024
Cost:
Beginning balance:	120,543	112,375
- Additions	618	46,421
- Disposals	(36,250)	(19,753)
- Transfer to “Vessel held for sale”	(19,878)	(18,500)
Ending balance:	65,033	120,543

Accumulated depreciation:
Beginning balance:	(9,954)	(7,556)
- Depreciation for the period	(6,373)	(7,982)
- Disposals	6,248	1,486
- Transfer to “Vessel held for sale”	3,873	4,098
Ending balance:	(6,206)	(9,954)

Net book value	58,827	110,589

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

During the years ended December 31, 2025 and 2024, an amount of $618 and $NIL, respectively, of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Vessel held for sale

On December 22, 2025, the Cretansea was classified as “Vessel held for sale” according to the provisions of ASC 360, as all the criteria for classification were met. Accordingly, restricted cash of $350 and the outstanding amount of $9,130 under the April 2023 Neptune Sale and Leaseback for Cretansea were classified in current assets and current liabilities, respectively, in the accompanying consolidated balance sheets. The specific vessel was impaired since its carrying amount (net book value of the vessel amounting to $16,005 and the unamortized drydocking costs of $881) on the date the vessel was classified as held for sale was higher than its fair value less cost to sell. As of December 31, 2025, “Vessel held for sale” in the accompanying consolidated balance sheet is measured at fair value less cost to sell which was $14,744. Accordingly, an impairment loss of $2,142 was recognized in the consolidated statement of operations. The fair value of the vessel was determined based on the market values received from independent brokers, net of commissions.

Sale of vessels

On August 12, 2025, the Company entered into an agreement with an unaffiliated third party for the sale of the Goodship for a net sale price of $15,360, after deducting commissions charged from third parties and related parties. The vessel was delivered to her new owners on September 16, 2025. As of December 31, 2025, an amount of $16,000 was recorded as “Proceeds from sale of vessel” in the consolidated statement of cash flow based on the agreed gross price. A gain on sale of vessel, net of sale expenses, amounting to $557 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statement of operations.

On May 22, 2025, the Company entered into an agreement with an unaffiliated third party for the sale of the Tradership for a net sale price of $17,575, after deducting commissions charged from third parties and related parties. The vessel was delivered to her new owners on August 15, 2025. As of December 31, 2025, an amount of $18,500 was recorded as “Proceeds from sale of vessels” in the consolidated statement of cash flow based on the agreed gross price. A gain on sale of vessel, net of sale expenses, amounting to $1,371 was recognized and is presented as “Gain on sale of vessels, net” in the consolidated statement of operations.

On December 20, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the Gloriuship for a net sale price of $14,880, after deducting commissions charged from third parties and related parties. As of December 31, 2024, $14,880 was classified in current assets as “Vessel held for sale” in the accompanying consolidated balance sheets, according to the provisions of ASC 360, as all the criteria for this classification were met. The specific vessel was impaired since its carrying amount, which is the unamortized balance of vessel cost of $14,402 and the unamortized balance of drydocking cost of $1,306 on the sale agreement date was higher than its fair value less cost to sell. As of December 31, 2024, “Vessel held for Sale” in the accompanying consolidated balance sheet is measured at fair value less cost to sell which was $14,880. Accordingly, an “Impairment loss” of $828 was recognized in the consolidated statements of operations. The fair value of the vessel was determined based on the agreed sale price, net of commissions. The vessel was delivered to her new owners on June 10, 2025. As of December 31, 2025, an amount of $16,000 was recorded as “Proceeds from sale of vessels” in the accompanying consolidated statement of cash flow based on the agreed gross price. A loss on sale of vessel, net of sale expenses, amounting to $155 was recognized and is presented as “Gain on sale of vessels, net” in the accompanying consolidated statement of operations.

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

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
6.	Right-of-Use assets and Finance Lease Liabilities:

The annual lease payments under the Nisea bareboat charter agreement are as follows:

Twelve month periods ending December 31,	Amount
2026	17,092
Total undiscounted lease payments	17,092
Less: Discount based on incremental borrowing rate	(154)
Present value of finance lease liabilities	16,938

Finance lease liabilities, current	16,938
Finance lease liabilities, non-current	-
Present value of finance lease liabilities	16,938

The weighted average remaining lease term for Nisea bareboat charter was 0.19 years as of December 31, 2025.

The weighted average incremental borrowing rate for Nisea bareboat charters was 5.08% as of December 31, 2025.

On March 6, 2024, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Kamsarmax vessel, the Nisea. The vessel was delivered to the Company on September 10, 2024 under an 18-month bareboat charter plus 30-days in lessee’s option at a daily rate of $8. The Company made a down payment of $3,750 upon signing of the bareboat charter agreement and a payment of $3,750 upon commencement of the bareboat charter. At the end of the 18-month bareboat period, the Company had an option to purchase the vessel for $16,620. The Company has classified the above transaction as a finance lease. At the commencement date, the Company recognized a finance lease liability equal to the present value of lease payments during the bareboat charter period using an incremental borrowing rate of 5.08%. The Company recognized a finance lease liability of $19,651 and a corresponding right-of-use asset of $28,006 which also includes $855 of initial direct costs. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated useful life of the vessel. During the year ended December 31, 2025 and 2024, the amortization of the right-of-use asset amounted to $1,448 and $446, respectively, and is presented in the Company’s consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the same period amounted to $888 and $295, respectively (Note 14). As of December 31, 2025 and 2024, the right-of-use amounted to $26,314 and $27,560 and is presented under “Right-of-use assets” in the accompanying consolidated balance sheets. On March 5, 2026, the Company entered into an $18,250 sale and leaseback agreement with an affiliate of Huarong to finance the purchase option cost of the Nisea (Note 17). On March 10, 2026 the Company exercised its purchase option as per the terms of the bareboat charter agreement (Note 17).

On April 19, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Synthesea. On August 1, 2024, following the exercise of the purchase option, an amount of $25,475 was derecognized from “Right-of-use assets” and recognized as “Vessels, net” in the accompanying consolidated balance sheet (Note 5). During the years ended December 31, 2025 and 2024, the amortization of the right-of-use asset amounted to $NIL and $705, respectively and is presented in the Company’s consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the years ended December 31, 2025 and 2024 amounted to $NIL and $557, respectively (Note 14).

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On February 9, 2023, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Panamax vessel, the Chrisea. On August 21, 2024, an amount of $20,946 was derecognized from “Right-of-use assets” and recognized as “Vessels, net” in the accompanying consolidated balance sheet (Note 5). During the years ended December 31, 2025 and 2024, the amortization of the right-of-use asset amounted to $NIL and $580, respectively and is presented in the Company’s consolidated statements of operations under “Depreciation and amortization”. Interest expense on the finance lease liability for the years ended December 31, 2025 and 2024 amounted to $NIL and $493, respectively (Note 14).

During the years ended December 31, 2025 and 2024, an amount of $202 and $NIL, respectively, of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these leasehold improvements shall be amortized over the shorter of the useful life of those leasehold improvements and the remaining lease term, unless the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee shall amortize the leasehold improvements to the end of their useful life. Amounts paid for the additions are included in “Leasehold improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2025	December 31, 2024
Long-term debt and other financial liabilities	48,758	80,465
Less: Deferred financing costs	(857)	(1,712)
Total	47,901	78,753
Less - current portion	(14,327)	(17,650)
Long-term portion	33,574	61,103

Senior long-term debt

Pre – Existing Loan Facilities

Sinopac Loan Facility

On August 5, 2024, the Company entered a $16,500 loan facility (the “Sinopac Loan Facility”) with Sinopac Capital International (HK) Limited (“Sinopac”) for the purpose of financing the exercise of the purchase option of the Chrisea under its previous bareboat charter. The facility was drawn on August 19, 2024 and bears interest of term SOFR plus a margin of 2.60% per annum. The term of the facility is five years, and the repayment schedule comprises of twenty quarterly installments of $400, followed by a balloon installment of $8,500 payable along with the final installment. In addition, the Company is required to maintain a security cover ratio not less than 110% for the first two years and 120% at all times thereafter until the maturity of the loan. An amount of $1,155, included in “Other non-current assets” in the consolidated balance sheet, was withheld as a security deposit by Sinopac upon the drawdown of the facility in order to secure the due liabilities by the Company of its obligations and undertakings as per Sinopac Loan Facility. The deposit can be set off against the balloon payment at maturity. The Sinopac Loan Facility is secured by a first priority mortgage over the Chrisea, a general assignment covering earnings, insurances and requisition compensation of the vessel, a share pledge agreement concerning the vessel-owning subsidiary’s shares, a charter-party assignment and relevant managers’ undertakings. As of December 31, 2025, the outstanding amount under this facility was $14,500.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Loan Facility repaid during the year ended December 31, 2025 and 2024

August 2022 EnTrust Facility

On August 8, 2022, the Company entered into a loan facility with certain nominees of EnTrust Global as lenders in order to partially finance the acquisition of the Parosea, Bluesea, Minoansea and Epanastasea. The loan facility amount was originally $63,600, divided into four tranches with a term of 18 months. On November 8, 2022 and December 1, 2022 upon the completion of the sale of the Parosea, and the Bluesea, respectively, the Company completed the prepayment of the relevant tranches of $16,200 each. On December 21, 2022, the Company entered into a supplemental agreement pursuant to which upon the completion of the sale of the Minoansea, the lenders waived the obligation of the Company to prepay Tranche C ($15,200) and continued to make available the relevant amount for the purpose of partially financing the acquisition cost of the Goodship and Tradership. On January 30, 2023, the Company entered into an amendment and restatement agreement with the lenders, pursuant to which, inter alia, Tranche C was replaced by two tranches of $7,000 (Tranche E) and $8,200 (Tranche F), secured by the Goodship and Tradership, respectively. On August 9, 2023, the Company entered into another amendment and restatement agreement pursuant to which, inter alia, upon the completion of the sale of the Epanastasea, the lenders waived the obligation of the Company to prepay Tranche D ($15,000) and continue to make available the relevant amount for the purpose of partially financing the acquisition cost of a the Exelixsea. Upon the acquisition of the vessel, Tranche D was replaced by Tranche G secured by the Exelixsea. On November 15, 2023, the Company agreed to refinance the outstanding amounts of Trance E ($5,500) and Tranche F ($6,700) using proceeds from the Huarong Sale and Leaseback. On December 5, 2023, upon the completion of the refinancing of Tranche E and Tranche F, $28 and $33 of unamortized debt discounts of the Goodship and Tradership, respectively, were written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modification and Extinguishments” and were included in “Loss on extinguishment of debt” in the consolidated statement of operations.

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

Other Financial Liabilities – Sale and Leaseback Transactions

Existing Sale and Leaseback Agreements

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the Cretansea, the Company entered into a sale and leaseback agreement with a subsidiary of Neptune Maritime Leasing Ltd. (“Neptune’’) for the purpose of partly financing the acquisition cost of the Cretansea. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remains with the Company and the Cretansea will continue to be recorded as an asset on the Company’s consolidated balance sheet. The financing amount was $12,250 and the interest rate is 4.25% plus 3-month term SOFR per annum. The charterhire principal is repayable over a five-year term, through sixty monthly installments of approximately $98 and a balloon payment of $6,400 at the expiration of the bareboat. The Company is required to maintain a security coverage ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company is required to maintain minimum liquidity of $350 in its operating account. The sale-and-leaseback agreement includes certain restrictions on dividends from the lessee’s accounts and other distributions. The Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the 5-year bareboat period, the Company has the obligation to repurchase the vessel for $6,400. As of December 31, 2025, the amount outstanding under the April 2023 Neptune Sale and Leaseback was $9,130.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Village Seven Sale and Leaseback

On February 22, 2024, the Company entered into a $13,800 sale and leaseback agreement with Village Seven Co., Ltd. and V7 Fune Inc. to refinance the August 2022 EnTrust Facility, secured by the Exelixsea. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the Exelixsea  continued to be recorded as an asset on the Company’s consolidated balance sheet. On March 27, 2024, the vessel was sold and chartered back on a bareboat basis for a period of four years, followed by an additional two-year period at the Company’s option. The charterhire principal is repayable in forty-eight consecutive monthly installments of approximately $192 paid in advance, which could extend to seventy-two installments in case of exercise of the two-year optional period, at the same terms. The financing bears an interest rate of 3-month term SOFR plus 2.65% per annum. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the optional period, the Company has the option to take ownership of the vessel at nominal additional cost. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. As of December 31, 2025, the amount outstanding under the Village Seven Sale and Leaseback was $9,583.

Onishi Sale and Leaseback

On July 24, 2024, the Company entered into a $18,000 sale and leaseback agreement with Onishi Kaiun Co. and Ocean West Shipping S.A. for the purpose of financing the purchase option of the Synthesea under its previous bareboat charter. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the Synthesea continued to be recorded as an asset on the Company’s consolidated balance sheet. On August 1, 2024, the Company sold and chartered back the Synthesea on a bareboat basis for a period of five years, followed by an additional two-year period at the Company’s option. The charterhire principal amortizes through sixty consecutive monthly installments of approximately $136 paid in advance, which could extend to eighty-four installments in case of exercise of the two-year optional period, at the same terms. The financing bears an interest rate of 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the optional period, the Company and the lessors have the option to repurchase and to sell the vessel, respectively, for $6,545. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. As of December 31, 2025, the amount outstanding under the Onishi Sale and Leaseback was $15,545.

Sale and Leasebacks Agreements repaid during the year ended December 31, 2025 and 2024

March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of the Oasea, the Company entered into a sale and leaseback agreement with a subsidiary of Neptune for the purpose of partly financing the acquisition cost of the Oasea. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the Oasea was recorded as an asset on the Company’s consolidated balance sheet. The financing amount was $12,250 and the interest rate was 4.25% plus 3-month term SOFR per annum. The charterhire principal was repayable over a five-year term, through sixty monthly installments of approximately $98 and a balloon payment of $6,400 at the expiration of the bareboat charter. The Company was required to maintain a security coverage ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter.  In addition, the Company was required to maintain minimum liquidity of $350 in its operating account, while at the end of the five-year bareboat period, the Company had the obligation to repurchase the vessel for $6,400. On July 19, 2024, the Company repurchased the vessel from Neptune, repaying the outstanding charterhire principal of $10,788 and the relevant fees, in connection with the sale of the Oasea to her new owners. The unamortized debt discounts of $148 of Oasea was written off according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss in extinguishment of debt” in the consolidated statement of operations. Following the early repayment of the outstanding charter hire principal due to the disposal of Oasea, the company paid a prepayment fee and incurred cost related to extinguishment of debt amounted to $227 which are also included in “Loss on extinguishment of debt” in the consolidated statement of operations.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Huarong Sale and Leaseback

On November 15, 2023, the Company entered into three identical sale and leaseback transactions with certain affiliates of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) for the purpose of refinancing the outstanding indebtedness of the Gloriuship which was previously financed by a sale and leaseback with a nominee of EnTrust Global and the outstanding indebtedness of Goodship and Tradership which were previously financed by the August 2022 EnTrust Facility. Under ASC 842-40, the transaction was accounted for as a financial liability, as control remained with the Company and the respective vessels were recorded as an asset on the Company’s consolidated balance sheet. The Company sold and chartered back the vessels on a bareboat charter basis for a three-year period. The sale and leaseback agreements became effective on December 5, 2023, upon the delivery of the vessels to the lessors. The transactions were accounted for as financial liabilities, as control remained with the Company and the three vessels continued to be recorded as assets on the Company’s balance sheet. The aggregate financing amount was $30,000 and the interest rate was 3.30% plus 3-month term SOFR per annum. The charterhire principal of each transaction was repayable through thirty-six monthly installments of $139 and a purchase obligation of $5,000 at the expiration of each bareboat agreement. The Company had continuous options to purchase the vessels on any date falling six months after the initiation of the bareboat charters at predetermined prices as set forth in the agreement. On June 10, 2025, the Company repurchased the Gloriuship, repaying the outstanding charterhire principal of $7,500 and the relevant fees, in connection with the sale of the vessel to her new owners (Note 5). On that date, as a result of the prepayment, an amount of $233 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the consolidated statements of operations. On August 15, 2025, the Company repurchased the Tradership, repaying the outstanding charterhire principal of $7,222 and the relevant fees, in connection with the sale of the vessel to her new owners (Note 5). On that date, as a result of the prepayment, an amount of $209 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the consolidated statements of operations. On September 16, 2025, the Company repurchased the Goodship, repaying the outstanding charterhire principal of $7,083 and the relevant fees, in connection with the sale of the vessel to her new owners (Note 5). On that date, as a result of the prepayment, an amount of $198 relating to deferred finance costs and other related expenses was recognized as loss on debt extinguishment according to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments” and was included in “Loss on extinguishment of debt” in the consolidated statements of operations.

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

As of December 31, 2025, the Company was in compliance with all covenants relating to its debt facilities as at that date.

As of December 31, 2025, one of the Company’s owned vessels, having a net carrying value of $19,272, was subject to a first mortgage as collateral to her long-term debt facility. In addition, the Company’s three bareboat chartered vessels (including the vessel held for sale), having a net carrying value of $54,299 as of December 31, 2025, have been financed through sale and leaseback agreements. As customary in leaseback agreements, the title of ownership is held by the registered owners.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The annual principal payments required to be made after December 31, 2025 for all long-term debt and other financial liabilities, are as follows:

Twelve month periods ending December 31,	Amount
2026	14,666
2027	5,536
2028	5,536
2029	13,636
Thereafter	9,384
Total	48,758

8.	Equity Method Investments:

On July 31, 2024, the Company agreed to make an investment in a Norwegian limited liability company, RGI Marine Holdings AS (“RGI”), which participates under a newbuilding contract in the construction of an Energy Construction Vessel (“ECV”), with expected delivery date in May 2027. The Company’s interest in this investment in RGI at the time of entering into the investment was agreed to be between 46.4% and 49.8% of the total investment, with other non-related parties holding the remaining interests in the investment. RGI’s investment in the ECV is 45%. As a result of entering this transaction, the Company committed an aggregate amount of Euro 7.8 million (or $9,175 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.18 as of December 31, 2025), due in five installments over a period of 33 months, matching the stages of the ECV’s building process. The first installment amounting to $2,464 was paid on August 7, 2024, and the second installment amounting to $1,251 was paid on October 31, 2024. In assessing the accounting treatment for this transaction, the Company evaluated ASC 810 “Consolidation” and concluded that RGI is a VIE and that the Company did not individually have the power to direct the activities of the VIE that most significantly affect its performance. As of December 31, 2024, the noncontrolling interest of 49% into RGI was accounted for under the equity method due to the Company’s significant influence over RGI.

As of December 31, 2024, the investment in RGI amounted to $3,588 and was presented in “Equity method investment” in the accompanying consolidated balance sheet. The investment figure included certain capitalized expenses as well a translation adjustment reserve. For the year ended December 31, 2024, the loss for this investment amounted to $142 and is presented in “Loss on equity method investment” in the accompanying consolidated statement of operations.

On May 5, 2025, United increased its stake in RGI and became the primary beneficiary of the VIE. (Note 9). Until this date, the Company recorded a “Loss on equity method investment” of $44 in the accompanying consolidated statement of operations for 2025.

United recognized the investment of RGI in Wind Energy Construction SA (“WEC”) at the date of becoming the primary beneficiary of RGI at its fair value (Note 9). WEC is a private liability company duly incorporated under the laws of Norway which has a newbuilding contract for the construction of an ECV, with expected delivery date in May 2027. As of December 31, 2025, under the terms of the RGI shareholders’ agreement, United and the other RGI investors had committed to an aggregate residual amount of Euro 1.2 million (or $1,481 based on the Euro/U.S. dollar exchange rate of €1.00: $1.18 as of December 31, 2025) due in one installment to fund RGI’s participation under the newbuilding contract in the construction of the ECV. These capital commitments were contractually binding and non-cancelable. The Company accounts for the investment in WEC under the equity method. As of December 31, 2025, the investment in WEC amounted to $17,407 under “Equity method investment” and is presented in the accompanying consolidated balance sheet. For the year ended December 31, 2025, the loss for this investment amounted to $42 and is presented in “Loss on equity method investment” in the accompanying consolidated statement of operations. From May 5, 2025 until December 31, 2025, amounts paid from RGI to WEC was $4,871 and are included in “Equity method investments” under “Cash flows from investing activities” in the consolidated statements of cash flows.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The Company’s maximum exposure to a loss as a result of its investment in RGI is limited to its committed amount in this investment.

As of December 31, 2025, the Company assessed if there is a loss in the value of the value of investment of RGI in WEC by evaluating market conditions within industry. No impairment loss was recognized with regards to RGI’s equity method investment in WEC as per ASC 323-10.

As of December 31, 2025, RGI’s equity stake in WEC remains unchanged.

Investment in WEC is considered significant from the Company’s perspective according to Regulation S-X rule 4-08 (g). Summarized financial information of WEC is provided below:

December 31, 2025
Current assets	545
Non-current assets	32,997
Current liabilities	181

Net income for the year ended December 31, 2025 for WEC was $307.

Since the Regulation S-X rule 4-08(g) for WEC was met as of December 31, 2025, the Company is required to present summarized financial information of all equity method investees even if they are not significant for the fiscal years presented. Summarized financial information of RGI, which was accounted for as an equity method investee as of December 31, 2024, is provided below:

December 31, 2024
Current assets	133
Non-current assets	5,192
Current liabilities	59

RGI’s net loss for the year ended December 31, 2024 was $345.

On February 6, 2026, RGI entered into a share sale and purchase agreement to dispose of all its equity shares in WEC. The transaction is expected to close by May 31, 2026, subject to customary conditions under the Share Sale and Purchase Agreement, after which the Company will no longer retain an equity interest in the project (Note 17).

9.	Acquisition of RGI:

On May 5, 2025, United determined that it became the primary beneficiary of RGI and the non-controlling interest was determined to be 28.2%. As a result of this increase, and according with ASC 810, United became the primary beneficiary of RGI and consolidated its financial position and results of operations. The transaction was accounted for in accordance with ASC 810-10-30-3 and ASC 810-10-30-4 since the Company concluded that it became the primary beneficiary of a VIE that is not business. The Company recognized the identifiable assets and liabilities and the non-controlling interest at fair values in accordance with ASC 805-20-25 and ASC 805-20-30. The fair values of the identifiable assets acquired, liabilities assumed and non-controlling interest related to RGI were determined through Level 3 inputs within the fair value hierarchy. The valuation incorporated unobservable inputs, including estimates related to RGI’s investment in WEC, which owns a vessel under construction which was not marketable on May 5, 2025. The Company estimated the fair value of the new building contract based on the average of third party brokers' valuations, adjusted to reflect RGI's proportionate interest in WEC's vessel under construction, amounting to $12,249.

The gain recognized in the accompanying consolidated statement of operation was the difference between (a) the sum of consideration paid of $4,219, fair value of non-controlling interest $3,552 and the reported amount of the previous held investment of $3,552, and (b) the fair value of the identifiable assets and liabilities of $12,595. The Company also derecognized the translation reserve adjustments of $4 related to previously held equity method investment presented in the accompanying consolidated statement of other comprehensive loss. As a result of this transaction, the Company recognized as gain on acquisition of RGI an amount of $1,268 in the accompanying consolidated statement of operations.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On October 31, 2025, the Company expanded its ownership in RGI by 4.4%, increasing its stake by Euro 2.1 million (or $2,405) as per the installment terms of the RGI shareholders’ agreement.

On October 31, 2025, the Company provided a short-term (30-day) Euro 2.1 million (or $2,466) convertible loan facility to RGI with interest paid in shares. In November 2025 the Company decided that it will convert the loan into shares. The conversion was completed in March 2026 (Note 17). As of December 31, 2025, the intercompany convertible loan between RGI and United has been eliminated on a consolidated basis.

On November 21, 2025, the Company entered into an addendum to the subscription agreement with RGI, whereby United and the minority interest holders of RGI agreed to contribute to RGI an amount of $92 on a pro-rata basis.

As of December 31, 2025, the Company held a 76.2% equity stake in RGI.

As of December 31, 2025, the non-controlling interest holders of RGI had committed to fund the remaining Euro 1.2 million (or $1,357 based on the Euro/U.S. dollar exchange rate of €1.00: $1.18 as of December 31, 2025). While their commitments were also contractually binding, the Company could not ensure that those contributions would be made on a timely basis, if at all. Failure by any party to fulfill their capital commitment could result in changes to ownership interests, dilution, or default provisions under the shareholders’ agreement. As of December 31, 2025, United had not recorded a liability related to the unfunded commitment, as it does not meet the criteria for recognition under ASC 405 or ASC 450.

10.	Financial Instruments:

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

The fair values of the financial instruments shown in the consolidated balance sheet as of December 31, 2025 and 2024, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets, prepaid expenses, trade accounts and other payables and accrued liabilities: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair value as the long-term debt and other financial liabilities bear interest at floating interest rate.

c.
The aggregate fair value of Cretansea (classified as “Vessel held for sale” in the accompanying consolidated balance sheet as of December 31, 2025) was written down to its fair value based on the market values received from independent brokers, net of commissions, of $14,744 and an impairment loss of $2,142 was recognized (Level 2).

11.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of December 31, 2025, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

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

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters duration was approximately 5 to 21 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize and Panamax forward freight agreement rates.

As at December 31, 2025, the Company operated certain of its vessels under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at December 31, 2025. For index-linked time charter contracts the calculation was made using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed periods time charters (these amounts do not include any assumed off-hire).

Twelve month periods ending December 31,	Amount
2026	15,226
2027	924
Total	16,150

As at December 31, 2025, the Company had an option to purchase the Nisea at the end of 18-month bareboat charter for $16,620 (Note 6). On March 5, 2026, the Company entered into a sale and leaseback agreement to finance the purchase option cost of the Nisea (Note 17).

12.	Capital Structure:

(a)	Preferred Stock

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

Series A Preferred Shares

Prior to the Spin-Off, United entered into a Shareholders Rights Agreement, or the Rights Agreement, with American Stock Transfer & Trust Company, LLC, as Rights Agent. On December 27, 2023, the Company’s Board of Directors approved an amendment and restatement of the Rights Agreement to make certain technical or ministerial changes. As at December 31, 2025, no Rights were exercised.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Series B Preferred Shares

As at December 31, 2025, the Company had 40,000 Series B Preferred Shares issued and outstanding with par value $0.0001 per share.

(b)	Common Stock

Under the Company’s amended and restated articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.0001 per share. As at December 31, 2025, the Company had 9,083,645 common shares issued and outstanding.

i)	Dividends

On November 10, 2025, the Company declared a dividend of $0.09 per common share for the third quarter of 2025, to all shareholders of record as of December 29, 2025. The dividends amounting to $818 were paid on January 9, 2026 (Note 17) and is included in “Dividends payable” in the accompanying consolidated balance sheet.

On August 5, 2025, the Company declared a quarterly dividend of $0.03 per common share for the second quarter of 2025 to all shareholders of record as of August 18, 2025. The dividend amounted to $276 was paid on October 10, 2025.

On May 20, 2025, the Company declared a dividend of $0.01 per common share for the first quarter of 2025 to all shareholders of record as of June 30, 2025. The dividend amounted to $92 was paid on July 10, 2025.

On March 17, 2025, the Company declared a dividend of $0.01 per common share for the fourth quarter of 2024 to all shareholders of record as of March 27, 2025. The dividend amounted to $88 and was paid on April 10, 2025.

On November 25, 2024, the Company declared a dividend of $0.075 per common share for the third quarter of 2024 to all shareholders of record as of December 27, 2024. The dividend amounted to $663 was paid on January 10, 2025 and was included in “Dividends payable” in the accompanying consolidated balance sheet.

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

On January 10, 2024, the Company paid the previously declared dividend of $0.075 per common share or $652 for the third quarter of 2023 to all shareholders of record as of December 22, 2023.

Total dividends declared in the years ended December 31, 2025 and December 31, 2024 amounted to $1,274 and $2,654, respectively.

ii)	Common stock buybacks

Between August and October 2022, the Company’s Board approved three share repurchase plans of up to $3,000 each. The first two share repurchase plans were completed in 2022. The third plan was initially extended in May 2023 and subsequently extended three additional times and currently remains in effect through December 31, 2026.

During 2025, the Company repurchased 120,622 of its outstanding common shares at an average price of approximately $1.68 per share for a total of $204, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2025.

During 2024, the Company repurchased 185,363 of its outstanding common shares at an average price of approximately $2.52 per share for a total of $469, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2024.

During 2023, the Company repurchased 264,813 of its outstanding common shares at an average price of approximately $2.54 and a total of $673, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of December 31, 2023.

(c)	Warrants

During the year ended December 31, 2025, no shares were issued from Class A warrants’ exercises. As of December 31, 2025, 6,962,770 Class A warrants remained outstanding. The exercise price of the Class A warrants is $2.25 per common share. All warrants are classified in equity, according to the Company’s accounting policy. The warrants contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in the warrant’s agreement.

As of December 31, 2025, the number of common shares that can potentially be issued under the outstanding Class A warrants were 6,962,770.

During the year ended December 31, 2024, no shares were issued from Class A warrants’ exercises.

During the year ended December 31, 2023, 779,200 shares were issued from Class A warrants’ exercises, for proceeds of $1,883. As of December 31, 2023, 6,962,770 Class A warrants remained outstanding. Following the payment of the special dividend of $1.00 per common share on January 10, 2023, the exercise price of the Class A warrants was adjusted at a price of $2.25 per warrant effective on January 11, 2023, pursuant to the antidilution provisions of the warrant agreement.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
13.	Vessel Revenue, net and Voyage Expenses:

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s statement of operations figures derived from spot charter and time charters for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
Vessel revenues from time charters, net of commissions	32,338	45,439	31,754
Vessel revenues from spot charters, net of commissions	5,447	-	4,313
Total	37,785	45,439	36,067

Demurrage income for the years ended December 31, 2025, 2024 and 2023 was $364, $NIL and $512, respectively.

As of December 31, 2025 and 2024, the trade accounts receivable was $1,421 and $1,437, respectively, and related to time charters.

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of December 31, 2025 and December 31, 2024 was $415 and $664, respectively and relates entirely to ASC 842. As of December 31, 2025 and 2024, an amount of $15 and $731, respectively, related to ballast bonus payments made by charterers for the ballast trip which are deferred and recognized on a straight line over the charter period.

As of December 31, 2025 and 2024, an amount of $163 and $NIL, respectively, included in “Deferred revenue” and related to time charter arrangements which were treated as lease modification and not accounted for as separate contract.

Charterers individually accounting for more than 10% of revenues for the years ended December 31, 2025, 2024 and 2023:

Customer	2025	2024	2023
A	24%	33%	21%
B	21%	19%	10%
C	15%	-	-
D	12%	16%	-
E	12%	-	-
F	-	-	22%
G	-	-	12%
H	-	-	12%
Total	84%	68%	77%

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Voyage Expenses

The following table presents the Company’s statement of operations’ figures derived from time charters, spot charters and for unfixed periods for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
Voyage expenses from time charters	2,163	1,270	1,424
Voyage expenses from spot charters	2,263	-	1,039
Voyage expenses for unfixed periods	640	501	644
Total	5,066	1,771	3,107

14.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31,
	2025	2024	2023
Interest on long-term debt and other financial liabilities	4,888	6,072	5,184
Interest on finance lease liability	888	1,345	1,158
Amortization of deferred finance costs and debt discounts	543	727	781
Other	54	272	60
Total	6,373	8,416	7,183

15.	(Loss) / earnings per Share:

The calculation of net (loss) / income per common share is summarized below:

	For the years ended December 31,
	2025	2024	2023

Net (loss) / income	$(6,214)	$(3,383)	$221
Less: Net loss attributable to non-controlling interest	(26)	-	-
Net (loss) / income attributable to common stockholders of United Maritime Corporation	(6,188)	(3,383)	221
Less: Dividends to non-vested participating securities	-	-	(95)
Net (loss) / income attributable to common stockholders, basic and diluted	$(6,188)	$(3,383)	$126

Weighted average common shares outstanding, basic and diluted	8,866,523	8,711,951	8,359,487

Net (loss) / income per share attributable to common stockholders, basic and diluted	$(0.70)	$(0.39)	$0.02

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

Net (loss) / income attributable to common shareholders for the years ended December 31, 2025, 2024 and 2023 is adjusted by the amount of dividends on non-vested participating securities (if any). Undistributed income to non-vested participating securities was not calculated for the years ended December 31, 2025, 2024 and 2023, because doing so would result in distributed income in excess of net income, thus resulting in undistributed losses.

For the years ended December 31, 2025, 2024 and 2023, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 16) and of unexercised warrants calculated with the treasury stock method.

16.	Equity Incentive Plan:

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

On April 7, 2025, the Compensation Committee of our board of directors approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares, and granted awards under the plan of an aggregate of 275,000 restricted common shares to the members of the Company’s board of directors and 75,000 common shares to certain of the Company’s service providers (Note 3) and 10,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $1.20. 79,500 shares vested on April 7, 2025, 113,000 shares vested on October 7, 2025 and 167,500 shares vested on April 7, 2026.

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

The related expense for shares granted to the Company’s Board of Directors and certain employees of the Company’s service providers for the years ended December 31, 2025, 2024 and 2023, amounted to $469, $756 and $2,522, respectively, and is included under “General and administration expenses” in the Company’s consolidated statements of operations. The related expense for shares granted to the sole director of the Company’s commercial manager for the years ended December 31, 2025, 2024 and 2023 amounted to $14, $23, $NIL respectively.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Restricted shares during 2025 and 2024 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2023	-	$-
Granted	335,000	2.64
Vested	(167,500)	2.64
Outstanding at December 31, 2024	167,500	$2.64
Granted	360,000	1.20
Vested	(360,000)	1.87
Outstanding at December 31, 2025	167,500	$1.20

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain employees of the Company’s service providers for the years ended December 31, 2025 and 2024 amounted to $53 and $104, respectively. On December 31, 2025, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and certain employees of the Company’s service providers not yet recognized is expected to be recognized is 0.26 years.

17.	Subsequent Events

On January 9, 2026, the Company paid a regular quarterly cash dividend of $818 for the third quarter of 2025 to all shareholders of record as of December 29, 2025 (Note 12).

On January 27, 2026, the Company entered into agreement with an unaffiliated party for the sale of Cretansea for a gross sale price of $15,200. Delivery of the vessel to her new owners is expected to take place in the second quarter of 2026.

On February 6, 2026, RGI entered into share sale and purchase agreement with an unaffiliated third party to sell all the 45% equity stake in WEC for a price of Euro 15.5 million. The buyer made a prepayment of Euro 1.0 million after signing the agreement which is secured by a first priority lien on 3% of the disposal shares. The sale is expected to be completed by May 31, 2026, subject to customary conditions, after which United will no longer retain an equity stake in WEC.

On February 6, 2026, following United exercising its right of first offer, the Company entered into an agreement with Seanergy for the acquisition of the Dukeship through an 18-month bareboat charter. The charter period commenced following the delivery of the vessel on February 12, 2026. United has advanced a downpayment of $5,500 and will pay a daily charter rate of $9.5, with a purchase obligation of $22,050 at the end of the bareboat charter. A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement.

On February 26, 2026, RGI declared and paid a dividend of Euro 0.9 million to all of its shareholders.

United Maritime Corporation
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On March 5, 2026, the Company entered into an $18,250 sale and leaseback agreement with an affiliate of Huarong to finance the purchase option cost of the Nisea under its previous bareboat charter. The Company sold and chartered back the vessel on a bareboat basis for a five-year period which commenced on March 10, 2026. The charterhire principal amortizes in 20 quarterly installments of $353 along with a purchase obligation of $11,200 at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus 1.95% per annum. The Company has continuous options to repurchase the vessel at any time during the bareboat charter period at predetermined prices, as set forth in the agreement, following the first anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

On March 9, 2026, the Compensation Committee of our board of directors approved a further amendment and restatement of our 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 500,000 shares. On the same date, the Compensation Committee granted an aggregate of 464,000 restricted shares of common stock pursuant to the Plan. Of the total 464,000 common shares issued on March 9, 2026, 340,000 common shares were granted to the members of the Company’s board of directors and 124,000 common shares were granted to certain of the Company’s service providers and to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.07. 115,000 shares vested on the date of the issuance, March 9, 2026, 154,000 shares will vest on September 9, 2026, 117,000 shares will vest on April 9, 2027 and 78,000 shares will vest on September 9, 2027.

On March 10, 2026, the Company declared a regular cash dividend of $0.10 per common share for the fourth quarter of 2025 payable on or about April 10, 2026 to all shareholders of record as of March 27, 2026.

On March 10, 2026, the Company exercised its purchase option for Nisea as per the terms of the bareboat charter agreement using the funds of Huarong sale and leaseback agreement.

On March 11, 2026, following United exercising its right of first offer, the Company agreed the main terms to acquire the Squireship from Seanergy for a purchase price of $29,500. The purchase is subject to entering into a memorandum of agreement and securing financing. The vessel is expected to be delivered by mid-June 2026. A special committee of disinterested members of the Company’s Board of Directors negotiated the terms and approved the agreement.

On March 13, 2026, the Company completed the conversion of the loan amount to RGI into 2,648,827 shares. Upon conversion, the Company held an 84.3% equity stake in RGI.

Since the beginning of the period ended December 31, 2025 and until April 2, 2026, the Company has repurchased 9,506 of its outstanding common shares at an average price of approximately $1.74 per share for a total of $16.6, inclusive of commissions and fees. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares.